1

2011 ANNUAL REPORT

Fulton Financial Corporation

FULTON FINANCIAL
CORPORATION

Here are just a few examples of how our team members go above and beyond to uphold our Customer Promise to CARE, LISTEN, UNDERSTAND and DELIVER!

CARE

CAROL FAHNESTOCK, Senior Vice President/Manager of Estate Settlement

Carol often incorporates an extra level of care and understanding while working with her clients, many of whom have recently lost a family member or loved one.

With each four-hour round-trip to see a client who had limited mobility, Carol brought personalized service and freshly baked muffins as she advised the client through the estate settlement process and other banking matters. Her client was so delighted with Carol's level of dedication that she transferred her investments and her accounts to our company!

LISTEN

HEATHER MAXFIELD, Vice President/Group Manager

An older customer came into the branch to apply for a loan. Heather learned that the customer's house was up for a sheriff's sale, her real estate taxes hadn't been paid for years, her homeowner's insurance was canceled and her credit rating had decreased.

Heather stepped in and, eventually, got the customer's loan approved, found her new homeowner's insurance and delivered her tax payment to the courthouse so the customer was able to keep her home. Heather also took the time to develop a monthly budget so her customer understood how to manage her finances.

UNDERSTAND

DONNA WILLIAMS, Senior Customer Service Representative

One of Donna's customers transferred his inheritance funds from a competitor bank to our company. After this large amount of money was transferred, Donna began to notice a female who accompanied him during various bank visits and noted some suspicious activity involving his companion during these visits.

Donna began to suspect that her customer was experiencing physical abuse and that his funds were potentially at risk of fraud. Donna worked with a number of her internal teammates and also the local protective services agency to ensure her customer's financial and physical safety.

DELIVER

SCOTT KLINE, Customer Support Specialist

Scott's co-worker contacted him when a small business customer was going through a merger and having an issue with processing payroll prior to the Christmas holiday. Scott understood the urgency of this customer's need to process payroll immediately, but unfortunately, this particular feature would take another day to activate.

During a phone call with the customer, Scott was able to figure out a temporary solution so that the company's employees could get paid before the holiday. The customer and Scott's co-worker were ecstatic with the outstanding service they received from Scott!



Dear Shareholder,

2011 was a year of significant progress and improvement for Fulton Financial Corporation, and one that positions us for future success as the economy continues to strengthen. The management priorities that we have emphasized during the past year produced positive results: earnings per share growth, improvement in our return on assets, better asset quality, good core deposit growth, margin expansion and expense control.

For the year ended December 31, 2011, net income available to common shareholders was $145.6 million, or 73 cents per share, a 23.7% increase from the net income of 59 cents per share reported for the year ended December 31, 2010.



Left: **E. Philip Wenger**, President and Chief Operating Officer
Right: **R. Scott Smith, Jr.**, Chaiman and Chief Executive Officer

Managing expenses has always been an area of intense focus for our company. Our efficiency ratio was 54.3% in 2011, which compared very favorably to our peer group and also to the largest banks in the country. In the future, one of the biggest challenges for the banking industry will be managing the impact of higher regulatory and compliance costs associated with the Dodd-Frank Act and other legislative initiatives. We will work hard to maintain our favorable position relative to our peers on expense control even with these increased compliance costs.

Our Lean Process Improvement effort, which is helping us to increase our efficiency, has again produced impressive results.

In 2011, our employees identified and completed 334 Lean initiatives, resulting in $4.5 million in hard and soft dollar savings to the Corporation. A study of those changes completed in the fourth quarter demonstrated that 93% of the Lean activities are not once-and-done projects. The Company will continue to benefit from these initiatives in 2012 and beyond.

Overall, our credit quality improved in 2011. While net charge-offs for the year ended December 31, 2011 were 1.28% of average loans compared to 1.19% of average loans for the year ended December 31, 2010, non-performing assets and the provision for credit losses improved. At December 31, 2011, non-performing assets were $317.3 million, or 1.94% of total assets, compared to $361.7 million, or 2.22% of total assets at December 31, 2010. The provision for credit losses for the year ended December 31, 2011 was $135.0 million, a $25.0 million, or 15.6%, decrease compared to 2010.

2011 was a year of significant progress and improvement for Fulton Financial Corporation, and one that positions us for future success as the economy continues to strengthen.

We continue our discussions with bank regulators as they work to develop appropriate capital levels and define the "new normal" for banks. As we write this in early March, we await the results of the largest banks' recent stress tests and regulatory interpretation of how those results will impact their capital requirements. We are hopeful that the largest banks' capital guidelines will be agreed upon by late spring and that will lead to more specific regulatory guidelines for our company in the mid/late summer timeframe. With that increased clarity, we can make more specific plans about capital management going forward.

In terms of deploying any excess capital should the new guidelines provide for that, we will consider various options, including increasing the dividend, buying back stock, making acquisitions, and supporting organic growth.

Dividends are important to many of our current shareholders, and dividend yield is important to potential shareholders, particularly in this low interest rate environment. Consequently, dividend policy can have a positive impact on the price of our stock. We were very pleased to be able to increase your quarterly cash dividend three times in 2011.

We continue to evaluate our cash dividend every quarter, and we will look to increase it further as our earnings and the economy improve.

We will also consider repurchasing our stock when market conditions are favorable to do so.

Acquisitions can be another way to deploy capital and create value for shareholders, if done effectively. Acquisition opportunities have been limited in the recent past, and we suspect this will continue in 2012. However, many experts expect a significant increase in consolidation as the economy improves and as new capital levels are defined. If that expectation materializes, when the time is right, we will consider making strategic acquisitions that will enhance shareholder value.

Capital is also important to support organic growth. Our recent branding and marketing efforts have increased our market share in many of our markets, especially in the small business sector. As the economy recovers, we expect increased loan demand from those customers, and we should have the capital to support that growth.

From December 31, 2010 through December 31, 2011, the value of our stock decreased by 5.4%. While we certainly do not like to see our stock price go down, our decrease over that period was not as severe as the average decrease of 17.6% for the 18 banks in our peer group and the 20.3% average decrease for a select group of eleven of the nation's larger banks.

In the fourth quarter of 2011, Fulton Financial's stock price increased 28.2%, which compares very favorably to the 23.1% average increase for our peer group and the 12.2% average increase for 11 of the country's larger banks during the same time period. Although the market for bank stocks continues to be somewhat volatile, we assure you that we will continue to work hard to deliver an appropriate return for our shareholders. Your management team is committed to achieving this goal.

We continue to develop our geographic franchise, which includes some of the best and most stable markets in the country. While we have seen some challenges in these markets during the recession, most have stabilized and are showing signs of growth. After completing a rigorous analysis of those markets, we developed branching and acquisition plans to achieve the branch presence needed to meaningfully increase our market share. The speed with which we implement those plans will be impacted by economic conditions and acquisition opportunities.

Our company remains focused on creating a superior customer experience for our external and internal customers. Every employee had the opportunity to participate in a learning session, which created a small-group dialogue, complete with graphics, data and tangible illustrations, to enable team members to become more connected with our company's big picture. We believe this experience has helped each employee understand that what they do in their individual role can have a significant impact on the company as a whole and on each and every customer.

We conduct customer satisfaction surveys regularly throughout our company with the help of an independent and objective business partner, alternating quarterly between the small business and consumer sectors. Our customer satisfaction levels consistently approach 90%, which is significantly higher than the national average. Internal and external customer satisfaction metrics have been incorporated into the performance appraisals of hundreds of managers and officers throughout the entire company.

> Our company remains focused on creating a superior customer experience for our external and internal customers.

Recently, we were pleased to see our commitment to superior customer satisfaction independently validated by Greenwich Associates. Our largest affiliate, Fulton Bank, N.A., received two middle market banking awards, one for Overall Satisfaction in Banking and another for Treasury Management. The awards were the result of over 11,500 business interviews at the national and regional level. As an organization that encourages and values diversity throughout its workforce, we are also committed to meeting the unique financial needs of the many socio-economic and ethnic market segments throughout the cross-section of communities we serve.

A number of other events occurred during the past year. On a sad note, in November 2011, Director John O. Shirk passed away. John, an attorney, had served for more than 28 years on the boards of both Fulton Financial Corporation and Fulton Bank, and his contributions were numerous. In January 2012, we accepted with regret the resignation of Dana Chryst from the Fulton Financial Corporation and Fulton Bank boards of directors, and we thank Dana for her leadership and guidance.

On a brighter note, Albert Morrison III, chairman and CEO of Burnham Holdings, Inc., was elected to the Corporation's board of directors, bringing additional financial, acquisition and human resources skills to the board. Craig A. Roda joined Fulton Financial Corporation's senior management team, and his 30+ years of banking experience have already proven valuable in helping to guide our company. In October, we merged our two New Jersey banks – The Bank and Skylands Community Bank – into one bank: Fulton Bank of New Jersey. The consolidation went very smoothly, and our New Jersey team is pleased to be meeting the financial needs of our Garden State customers under the highly respected Fulton name.


25
20
15
10
5
0
5.96%
9.39%
10.54%
2009
2010
2011
Return on Average Common Equity (tangible)*


0.75
0.50
0.25
0.00
$0.12
$0.12
$0.20
2009
2010
2011
Cash Dividends Per Common Share


1.5
1.0
0.5
0.0
$0.31
$0.59
$0.73
2009
2010
2011
Net Income Per Common Share (diluted)

*Net income available to common shareholders, adjusted for intangible amortization (net of tax), divided by average common shareholders' equity, net of goodwill and intangible assets.

Over the next 18 months, we will implement an important upgrade of our core data processing system. When the process is completed, all customer relationship information will be available in our branches to better enable us to meet our customers' financial needs. ATM and debit card ordering will be done directly and electronically at the branch level. Back-office tasks will be reduced and all branches will have signature pad devices that will reduce paperwork. Sales officers will have one comprehensive client prospecting and sales management tool. The new system will enhance our ability to provide a superior customer experience.

On the inside cover of this report, we shine the spotlight on some of the members of our team who have gone above and beyond in their quest to provide a superior customer experience. While only a few specific examples are highlighted, please know that we could have easily filled many pages with similar stories. You have heard us say it before, but it bears repeating: the biggest competitive advantage our company has are the 3,800+ talented members of the Fulton Financial team. They are there at every turn, providing outstanding service, creatively solving problems, growing their expertise, looking for ways for us to be more effective, saving money and delighting our customers. The fact that our company is on track and gaining momentum is due to their dedication and commitment, and we could not be more proud to work alongside each and every one.

In 2012, we remain focused on improving our return on assets, managing our net interest margin, aggressively seeking market share growth opportunities, improving asset quality and reducing credit costs. We will also continue to build capital through profitable organic growth and deploy it appropriately, when the right opportunities come along, for the benefit of our shareholders.

Thank you for your investment in Fulton Financial Corporation.

Sincerely,



R. Scott Smith, Jr.
Chairman and Chief Executive Officer



E. Philip Wenger
President and Chief Operating Officer

FINANCIAL HIGHLIGHTS
AS OF OR FOR THE YEAR ENDED DECEMBER 31

(Dollars in thousands, except per-share data)

				Percent Change	
BALANCE SHEET DATA	2011	2010	2009	2011/2010	2010/2009
Total assets	$16,371,000	$16,275,000	$16,636,000	0.6%	(2.2%)
Loans, net of unearned income	11,969,000	11,933,000	11,972,000	0.3%	(0.3%)
Deposits	12,526,000	12,389,000	12,098,000	1.1%	2.4%
Common shareholders' equity	1,993,000	1,880,000	1,566,000	6.0%	20.1%
PER COMMON SHARE DATA					
Net income (diluted)	$0.73	$0.59	$0.31	23.7%	90.3%
Common stock cash dividends	0.20	0.12	0.12	66.7%	-
Shareholders' equity (tangible)	7.24	6.69	5.75	8.2%	16.3%

10 YEARS IN REVIEW

(2002-2011)


Total Assets
(in billions of dollars)
0 2 4 6 8 10 12 14 16 18 20
02 03 04 05 06 07 08 09 10 11
8.4 9.8 11.2 12.4 14.9 15.9 16.2 16.6 16.3 16.4


Net Income (loss)
(in millions of dollars)
-20 0 20 40 60 80 100 120 140 160 180 200
02 03 04 05 06 07 08 09 10 11
131.0 136.4 149.6 166.1 185.5 152.7 -5.6 73.9 128.3 145.6


Common Stock Cash Dividends
(in millions of dollars)
0 20 40 60 80 100
02 03 04 05 06 07 08 09 10 11
60.1 66.8 77.3 88.5 100.9 103.5 104.6 21.1 23.2 40.0


Deposits
(in billions of dollars)
0 3 6 9 12 15
02 03 04 05 06 07 08 09 10 11
6.2 6.8 7.9 8.8 10.2 10.1 10.6 12.1 12.4 12.5


Common Shareholders' Equity
(in millions of dollars)
0 400 600 800 1,000 1,200 1,400 1,600 1,800 2,000
02 03 04 05 06 07 08 09 10 11
865 948 1,244 1,283 1,516 1,575 1,491 1,566 1,880 1,993


Loans
(in billions of dollars)
0 1 2 3 4 5 6 7 8 9 10 11 12 13
02 03 04 05 06 07 08 09 10 11
5.3 6.1 7.5 8.4 10.4 11.2 12.0 12.0 11.9 12.0

FULTON FINANCIAL
CORPORATION

P.O. Box 4887
One Penn Square
Lancaster, Pennsylvania 17604

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD
MONDAY, APRIL 30, 2012 AT 10:00 A.M.

TO THE SHAREHOLDERS OF FULTON FINANCIAL CORPORATION:

NOTICE IS HEREBY GIVEN that, pursuant to the call of its directors, the Annual Meeting of the shareholders of FULTON FINANCIAL CORPORATION ("Fulton") will be held on Monday, April 30, 2012, at 10:00 a.m., at the Lancaster Marriott at Penn Square, 25 South Queen Street, Lancaster, Pennsylvania, for the purpose of considering and voting upon the following matters:

1. ELECTION OF DIRECTORS. The election of thirteen (13) director nominees to serve for one-year terms;

2. EXECUTIVE COMPENSATION PROPOSAL. A non-binding say on pay ("Say-on-Pay") resolution to approve the compensation of the named executive officers;

3. RATIFICATION OF INDEPENDENT AUDITOR. The ratification of the appointment of KPMG LLP as Fulton's independent auditor for the fiscal year ending December 31, 2012; and

4. OTHER BUSINESS. Such other business as may properly be brought before the meeting and any adjournments thereof.

Only those shareholders of record at the close of business on March 1, 2012, shall be entitled to be given notice of, and to vote at, the meeting. It is requested that you promptly execute the enclosed Proxy and return it in the enclosed postpaid envelope. Alternatively, you may vote by telephone or electronically through the Internet by following the instructions on the proxy card. **You are cordially invited to attend the meeting, but if you plan on attending, please RSVP that you will attend.** Your Proxy is revocable and may be withdrawn at any time before it is voted at the meeting.

If you would like to reduce the costs incurred by Fulton in mailing proxy material, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please go to www.proxyvote.com and have your proxy card in hand when you access the website, then follow the instructions at www.proxyvote.com to obtain your records and to create an electronic voting instruction form. Follow the instructions for voting by Internet and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

A copy of the Annual Report on Form 10-K of Fulton Financial Corporation is also enclosed.

Sincerely,

George R. Barr, Jr.

George R. Barr, Jr.
Secretary

Enclosures
March 28, 2012

[This Page Intentionally Left Blank]

PROXY STATEMENT

Dated and To Be Mailed on or about: March 28, 2012

FULTON FINANCIAL CORPORATION

P.O. Box 4887, One Penn Square
Lancaster, Pennsylvania 17604
(717) 291-2411

ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 30, 2012 AT 10:00 A.M.

TABLE OF CONTENTS

ANNUAL MEETING SUMMARY

Fulton's Annual Meeting of the shareholders will be held on Monday, April 30, 2012, at 10:00 a.m., at the Lancaster Marriott at Penn Square, 25 South Queen Street, Lancaster, Pennsylvania. There are three items on the agenda this year as described in more detail herein, and shareholders are encouraged to complete their ballots to vote online at www.proxyvote.com in advance of the meeting. **The Board of Directors recommends that the shareholders vote FOR the election of the thirteen (13) director nominees identified in this Proxy Statement, FOR the approval of the non-binding Say-on-Pay resolution to approve the compensation of the named executive officers, and FOR the ratification of the appointment of KPMG LLP as Fulton's independent auditor for the fiscal year ending December 31, 2012.** Fulton encourages you to vote your shares in advance of the Annual Meeting either by returning your proxy by mail, voting by telephone or voting via the Internet so that your shares will be represented and voted at the Annual Meeting if you cannot attend in person and are eligible to vote in person at the Annual Meeting on April 30, 2012.

GENERAL

Introduction

Fulton Financial Corporation, a Pennsylvania business corporation and registered financial holding company (also herein referred to as "Fulton" or the "Corporation"), was organized pursuant to a plan of reorganization adopted by Fulton Bank and implemented on June 30, 1982. On that date, Fulton Bank became a wholly owned subsidiary of Fulton, and the shareholders of Fulton Bank became shareholders of Fulton. Since that time, Fulton has acquired other banks and today owns the following depository banks: FNB Bank, N.A., Fulton Bank, N.A., Fulton Bank of New Jersey, Lafayette Ambassador Bank, Swineford National Bank and The Columbia Bank.

In addition, Fulton has several other direct subsidiaries, including: Fulton Insurance Services Group, Inc. (which operates an insurance agency selling life insurance and related insurance products), Fulton Financial Realty Company (which owns or leases certain properties on which branch and operational facilities are located), Fulton Reinsurance Company, Ltd. (which reinsures credit life, health and accident insurance that is directly related to extensions of credit by subsidiary banks of Fulton), Central Pennsylvania Financial Corp. (which owns, directly or indirectly, certain limited partnership interests, principally in low- to moderate- income and elderly housing projects), and FFC Management, Inc. (which holds certain investment securities and corporate-owned life insurance policies).

RSVP, Date, Time and Place of Meeting

The annual meeting of the shareholders of Fulton ("Annual Meeting") will be held on **Monday, April 30, 2012, at 10:00 a.m., at the Lancaster Marriott at Penn Square, 25 South Queen Street, Lancaster, Pennsylvania.**

You are cordially invited to attend the Annual Meeting, but in order for Fulton to plan and prepare for the proper number of shareholders, if you plan on attending, **please RSVP and confirm that you will attend by completing and returning the enclosed postcard which is part of the Annual Meeting Invitation and Reservation Form enclosed. Light refreshments will be available starting at 9:00 a.m., and the business meeting will start promptly at 10:00 a.m.** Shareholders are encouraged to arrive early. Public parking is available in downtown Lancaster. For a list of parking locations, please consult the Lancaster Parking Authority web site at www.lancasterparkingauthority.com, or consult the information in the Annual Meeting Invitation and Reservation Form. Each shareholder may be asked to present valid picture identification, such as a driver's license, and some proof of share ownership. Large bags, cameras, recording devices and other electronic devices will not be permitted at the Annual Meeting, and individuals not complying with this request are subject to dismissal from the Annual Meeting. In the event of an adjournment, postponement or emergency that may change the Annual Meeting's time, date or location, Fulton will make an announcement, issue a press release or post information at www.fult.com to notify shareholders as appropriate.

This Proxy Statement relates to Fulton's Annual Meeting of the shareholders on April 30, 2012. Attendance at the Annual Meeting will be limited to shareholders of record at the close of business on March 1, 2012 (the "Record Date"), their authorized representatives and guests of Fulton.

Shareholders Entitled to Vote

Only those shareholders of record as of the Record Date shall be entitled to receive notice of, and to vote at, the Annual Meeting.

Purpose of Meeting

The shareholders will be asked to consider and vote upon the following matters at the meeting: (i) the election of thirteen (13) director nominees to serve for one-year terms; (ii) the non-binding Say-on-Pay resolution to approve the compensation of the named executive officers; (iii) the ratification of the appointment of KPMG LLP as Fulton's independent auditor; and (iv) such other business as may be properly brought before the Annual Meeting and any adjournments thereof.

Solicitation of Proxies

This Proxy Statement is furnished in connection with the solicitation of proxies, in the accompanying form, by the Board of Directors of Fulton for use at the Annual Meeting to be held at 10:00 a.m. on Monday, April 30, 2012, and any adjournments or postponements thereof. Fulton is making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing the notices and these proxy materials and soliciting votes. In addition to the mailing of the notices and these proxy materials, the solicitation of proxies or votes may be made in person, by mail, telephone or by electronic communication by Fulton's directors, officers and employees, who will not receive any additional compensation for such solicitation activities.

Arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons, and Fulton will reimburse them for reasonable out-of-pocket expenses incurred by them in connection therewith. Fulton has engaged Phoenix Advisory Partners to aid in the solicitation of proxies in order to assure a sufficient return of votes on the proposals to be presented at the meeting. The fee for such services is estimated at $7,000, plus reimbursement for reasonable research, distribution and mailing costs.

Revocability and Voting of Proxies

The execution and return of the enclosed proxy will not affect a shareholder's right to attend the Annual Meeting and to vote in person. A shareholder may revoke any proxy given pursuant to this solicitation by delivering written notice of revocation to the Corporate Secretary of Fulton, at any time before the proxy is voted at the Annual Meeting. Unless revoked, any proxy given pursuant to this solicitation will be voted at the meeting, including any adjournment or postponement thereof, in accordance with the written instructions of the shareholder giving the proxy. In the absence of instructions, all proxies will be voted FOR the election of the thirteen (13) director nominees identified in this Proxy Statement, FOR the approval of the non-binding Say-on-Pay resolution to approve the compensation of the named executive officers, and FOR the ratification of the appointment of KPMG LLP as Fulton's independent auditor for the fiscal year ending December 31, 2012. Although the Board of Directors knows of no other business to be presented, in the event that any other matters are properly brought before the meeting, any proxy given pursuant to this solicitation will be voted in accordance with the recommendations of the Board of Directors of Fulton as permitted by Rule 14a-4(c), under the Securities Exchange Act of 1934, as amended.

Shares held for the account of shareholders who participate in the Dividend Reinvestment and Stock Purchase Plan and for the account of employees who participate in the Employee Stock Purchase Plan (the "ESPP") will be voted in accordance with the instructions of each shareholder as set forth in his or her proxy. If a shareholder who participates in these plans does not return a proxy, the shares held for the shareholder's account will not be voted.

Shares held for the account of employees of Fulton and its subsidiaries who participate in the Fulton Financial Common Stock Fund of the Fulton Financial Corporation 401(k) Retirement Plan (the "401(k) Plan"), will be voted by Fulton Financial Advisors, a division of Fulton Bank, N.A., as plan trustee ("Plan Trustee") in accordance with the instructions of each participant as set forth in the separate voting instruction card sent to the participant with respect to such shares. To allow sufficient time for the Plan Trustee to vote, participants' voting instructions must be received by April 25, 2012. Shares held in the Fulton Financial Common Stock Fund with respect to which no voting instructions are received by April 25, 2012, will be voted by the Plan Trustee FOR the election of the thirteen (13) director nominees identified in this Proxy Statement, FOR the approval of the non-binding Say-on-Pay resolution to approve the compensation of the named executive officers, and FOR the ratification of the appointment of KPMG LLP as Fulton's independent auditor for the fiscal year ending December 31, 2012.

Voting Your Shares Held in Street Name

If you hold your shares in street name with a bank or broker, it is important that you instruct your bank or broker how to vote your shares if you want your shares voted on the election of directors (Proposal 1 of this Proxy Statement) and on the non-binding Say-on-Pay resolution to approve the compensation of the named executive officers (Proposal 2 of this Proxy Statement). If you hold your shares in street name and you do not instruct your bank or broker how to vote your shares in the election of directors or any non-routine matters, such as Proposals 1 and 2 of this Proxy Statement, no votes will be cast on your behalf. Your bank or broker will, however, continue to have discretion to vote any uninstructed shares on the ratification of the appointment of the Corporation's independent auditor accounting firm (Proposal 3 of this Proxy Statement) and other matters that your bank or broker considers routine. If you are a registered shareholder of record who holds stock in certificates or book entry with Fulton's transfer agent and you do not cast your vote, no votes will be cast on your behalf on any of the items of business at the Annual Meeting.

Voting of Shares and Principal Holders Thereof

At the close of business on the Record Date, Fulton had 200,307,987 shares of common stock outstanding and entitled to vote. There is no other class of capital stock outstanding. As of the Record Date, 3,238,457 shares of Fulton common stock were held by Fulton Financial Advisors, a division of Fulton Bank, N.A., as the Plan Trustee and as sole fiduciary for certain trust customers. The shares held in this manner, in the aggregate, represent approximately 1.61 percent of the total shares outstanding and, unless directed otherwise, will be voted FOR the election of the thirteen (13) director nominees identified in this Proxy Statement, FOR the approval of the non-binding Say-on-Pay resolution to approve the compensation of the named executive officers, and FOR the ratification of the appointment of KPMG LLP as Fulton's independent auditor for the fiscal year ending December 31, 2012.

A majority of the outstanding common stock present in person or by proxy at the Annual Meeting constitutes a quorum for the conduct of business. The judge of election will treat shares of Fulton common stock represented by a properly signed and returned proxy as present at the Annual Meeting for purposes of determining a quorum, without regard to whether the proxy is marked as casting a vote or abstaining. Likewise, the judge of election will treat shares of common stock represented by broker non-votes[1] as present for purposes of determining a quorum.

Each share is entitled to one vote on all matters submitted to a vote of the shareholders. A majority of the votes cast at a meeting at which a quorum is present is required in order to approve any matter submitted to a vote of the shareholders, except for the election of directors, or in cases where the vote of a greater number of shares is required by law or under Fulton's Articles of Incorporation or Bylaws.

In the case of the election of directors, the thirteen (13) candidates receiving the highest number of votes cast at the Annual Meeting shall be elected to the Board of Directors for terms of one year. The affirmative vote of a majority of the common shares represented and voting at the Annual Meeting is required for approval of the non-binding Say-on-Pay resolution to approve the compensation of the named executive officers and for ratification of Fulton's independent auditor.

Abstentions and broker non-votes will be counted as shares that are present at the Annual Meeting for determining the presence of a quorum, but will not be counted as votes cast on the election of directors, the non-binding Say-on-Pay resolution to approve the compensation of the named executive officers, or for the ratification of Fulton's independent auditor. Abstentions and broker non-votes will have no effect on the director election, the non-binding Say-on-Pay resolution concerning executive compensation, or the ratification of Fulton's independent auditor, since only votes cast will be counted.

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[1] Broker non-votes are shares of common stock held in record name by brokers or nominees as to which (i) instructions have not been received from the beneficial owners or persons entitled to vote; and (ii) the broker or nominee does not have discretionary voting power to vote such shares on a particular proposal.

To the knowledge of Fulton, on the Record Date, no person or entity owned of record or beneficially more than five percent of the outstanding common stock of Fulton, except those listed on page 12 under "Security Ownership of Directors, Nominees, Management and Certain Beneficial Owners."

Recommendation of the Board of Directors

The Board of Directors recommends that the shareholders vote FOR the election of the thirteen (13) director nominees identified in this Proxy Statement, FOR the approval of the non-binding Say-on-Pay resolution to approve the compensation of the named executive officers, and FOR the ratification of the appointment of KPMG LLP as Fulton's independent auditor for the fiscal year ending December 31, 2012.

Shareholder Proposals

Shareholder proposals intended to be considered for inclusion in Fulton's proxy statement and proxy for the 2013 Annual Meeting must be received at the principal executive offices of Fulton at One Penn Square, Lancaster, Pennsylvania no later than November 28, 2012. Any shareholder proposal not received at Fulton's principal executive offices by February 11, 2013, which is 45 calendar days before the one year anniversary of the date Fulton released the previous year's annual meeting proxy statement to shareholders, will be considered untimely and, if presented at the 2013 Annual Meeting, the proxy holders will be able to exercise discretionary authority to vote on any such proposal to the extent authorized by Rule 14a-4(c) under the Securities Exchange Act of 1934, as amended. All shareholder proposals must comply with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, as well as Fulton's Bylaws.

Generally, under Fulton's Bylaws a shareholder may not submit more than one proposal, and the proposal, including any accompanying supporting statement, may not exceed 500 words in accordance with applicable Securities and Exchange Commission (the "SEC") rules. In order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value of Fulton common stock for at least one year before the date the proposal is submitted. Any shareholder submitting a shareholder proposal to Fulton must also provide Fulton with a written statement verifying ownership of stock and confirming the shareholder's intention to continue to hold the stock through the date of the 2013 Annual Meeting. The shareholder, or a qualified representative, must attend the 2013 Annual Meeting in person to present the proposal. The shareholder must also continue to hold the applicable amount of Fulton common stock through the date of the 2013 Annual Meeting.

Contacting the Board of Directors

Any shareholder of Fulton who desires to contact the Board of Directors may do so by writing to: Board of Directors, Fulton Financial Corporation, P.O. Box 4887, One Penn Square, Lancaster, PA 17604. These written communications will be provided to the Chair of the Executive Committee of the Board of Directors who will determine further distribution based on the nature of the information in the communication. For example, communications concerning accounting, internal accounting controls or auditing matters will be shared with the Chair of the Audit Committee of the Board of Directors.

Code of Conduct

Fulton has had a written Code of Conduct ("Code") for nearly three decades that governs the conduct of its directors, officers and employees. Fulton provides the Code to each director, officer and employee when starting their position, and they are required to annually acknowledge their review of the Code. In 2011, the Code was updated to clarify the requirement to promptly report actual or suspected Code violations directly to management, Human Resources or on EthicsPoint, a third-party reporting system to facilitate the confidential and anonymous reporting of actual or suspected Code violations, and other minor revisions. A current copy of the Code can be obtained, without cost, by writing to the Corporate Secretary at: Fulton Financial Corporation, P.O. Box 4887, One Penn Square, Lancaster, PA 17604. The current Code is also posted and available on Fulton's website at www.fult.com.

Corporate Governance Guidelines

Fulton has adopted Corporate Governance Guidelines ("Governance Guidelines") that include guidelines and Fulton's policy regarding the following topics: (1) board size; (2) director qualifications; (3) service on other boards and director change in status; (4) meeting attendance and review of meeting materials; (5) director access to management and independent advisors; (6) designation of a lead director; (7) executive sessions; (8) Chief Executive Officer ("CEO") evaluation and succession planning; (9) board and committee evaluations; (10) stock ownership guidelines; (11) communications by interested parties; (12) board and committee minutes; (13) codes of conduct; and (14) disclosure and update of the Governance Guidelines. A current copy of the Governance Guidelines can be obtained, without cost, by writing to the Corporate Secretary at: Fulton Financial Corporation, P.O. Box 4887, One Penn Square, Lancaster, PA 17604. The current Governance Guidelines were last updated on September 20, 2011, to increase the director stock ownership and other revisions, and are available on Fulton's website at www.fult.com.

SELECTION OF DIRECTORS

General Information

The Bylaws of Fulton provide that the Board of Directors shall consist of not less than two nor more than thirty-five persons and that the Board of Directors shall determine the number of directors. Pursuant to Fulton's Bylaws, as amended, all nominees elected to the Board of Directors are elected for one-year terms.

A majority of the Board of Directors may increase or decrease the number of directors between meetings of the shareholders. Any vacancy occurring in the Board of Directors, whether due to an increase in the number of directors, resignation, retirement, death or any other reason, may be filled by appointment by the remaining directors. Any director who is appointed to fill a vacancy shall hold office until the next Annual Meeting of the shareholders and until a successor is elected and shall have qualified.

Fulton's Bylaws limit the age of director nominees, and no person shall be nominated for election as a director who will attain the age of seventy-two (72) years on or before the date of the Annual Meeting at which he or she is to be elected. In addition, Fulton has adopted a Voluntary Resignation Policy for Non-Management Directors that generally requires a director to tender his or her resignation when the director's effectiveness as a member of the Board may be substantially impaired. Circumstances that trigger this provision include, but are not limited to: a director failing to attend at least 62.5% of meetings without a valid excuse; and, unless such an event is promptly cured to the satisfaction of Fulton, any extension of credit by any of Fulton's affiliate banks for which the director or a related interest of the director is an obligor or guarantor is: a) classified by Fulton as nonaccrual, sixty or more days past due, or restructured; b) assigned a risk rating of substandard or less; or c) not in material compliance with Federal Reserve Regulation O (12 CFR 215). While the policy sets forth events which might cause a director to tender his or her resignation, it also directs Fulton's Board of Directors to consider carefully, on a case-by-case basis, whether or not Fulton should accept such a resignation.

Procedure for Shareholder Nominations

Section 3 of Article II of the Bylaws of Fulton requires shareholder nominations to be made in writing and delivered or mailed to the Chairman of the Board or the Corporate Secretary not less than the earlier of (a) one hundred twenty (120) days prior to any meeting of shareholders called for the election of directors or (b) the deadline for submitting shareholder proposals for inclusion in a proxy statement and form of proxy as calculated under Rule 14a-8(e) promulgated by the SEC under the Securities Exchange Act of 1934, as amended (or any successor provision thereto). Further, the notice to the Chairman of the Board or the Corporate Secretary of a shareholder nomination shall set forth: (i) the name and address of the shareholder who intends to make the nomination and a representation that the shareholder is a holder of record of stock of Fulton entitled to vote at such meeting and intends to be present in person or by proxy at such meeting to nominate the person or persons to be nominated; (ii) the name, age, business address and residence address of each nominee proposed in such notice; (iii) the principal occupation or employment of each such nominee; (iv) the number of shares of capital stock of Fulton that are beneficially owned by each such nominee; (v) a statement of qualifications of the proposed nominee and a letter from the nominee affirming that he or she will agree to serve as a director of Fulton if elected by the shareholders; (vi) a description of all arrangements or understandings between the shareholder submitting the notice and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; and (vii) such other information regarding each nominee proposed by the shareholder as would have been required to be included in the proxy statement filed pursuant to the proxy rules of the SEC had each nominee been nominated by or at the direction of the Board of Directors. The chairman of the meeting shall determine whether nominations have been made in accordance with the requirements of the Bylaws and, if the chairman determines that a nomination is defective, the nomination and any votes cast for the nominee shall be disregarded. Shareholder nominees are subject to the same standard of review as nominees by Fulton's Board of Directors or its Nominating and Corporate Governance Committee.

Director Qualifications and Board Diversity

In considering any individual nominated for board membership, including those nominated by a shareholder, Fulton considers a variety of factors, including whether the candidate is recommended by executive management, the individual's professional and personal qualifications, including business experience, education, community and charitable activities, and the individual's familiarity with a market or markets in which Fulton is located or is seeking to locate, or with a market that is similar to those in which Fulton is located or is seeking to locate. Fulton does not have a separate written policy regarding how diversity is to be considered in the director nominating process. Generally, however, Fulton takes into account diversity in business experience, community service, skills, professional background and other qualifications, as well as diversity in race, national origin and gender, in considering individual candidates. Fulton's Governance Guidelines provide that Fulton's Board of Directors should be sufficient in size to achieve diversity in business experience, community service and other qualifications among non-employee directors while still facilitating substantive discussions in which each director can participate meaningfully. In 2004, the Board of Directors formed the Nominating and Corporate Governance Committee of the Board, whose members are independent in accordance with the NASDAQ listing standards. The charter for the Nominating and Corporate Governance Committee is posted and available on Fulton's website at www.fult.com. The Nominating and Corporate Governance Committee is responsible for recommending director nominees to the Board of Directors and for the Governance Guidelines. Information on the experience, qualifications, attributes or skills of Fulton's directors and nominees is described under "Director and Nominee Biographical Information" below.

ELECTION OF DIRECTORS – PROPOSAL ONE

General Information

For the 2012 Annual Meeting, the Board of Directors has fixed the number of directors at thirteen (13). Pursuant to Fulton's Bylaws, as amended, nominees to the Board of Directors are elected for one-year terms. The Board of Directors has nominated the following thirteen (13) people for election to the Board of Directors for a term of one year:

2012 Director Nominees

Jeffrey G. Albertson	Joe N. Ballard	John M. Bond, Jr.
Craig A. Dally	Patrick J. Freer	Rufus A. Fulton, Jr.
George W. Hodges	Willem Kooyker	Donald W. Lesher, Jr.
Albert Morrison III	R. Scott Smith, Jr.	Gary A. Stewart
E. Philip Wenger		

Each of the above nominees is presently a director of Fulton. Following the recommendation of the Nominating and Corporate Governance Committee, the Board of Directors approved the nomination of the above individuals. However, in the event that any of the foregoing 2012 director nominees are unable to accept nomination or election, any proxy given pursuant to this solicitation will be voted in favor of such other persons as the Board of Directors may recommend. The Board of Directors has no reason to believe that any of its director nominees will be unable to accept nomination or to serve as a director if elected.

Vote Required

The thirteen (13) candidates receiving the highest number of votes cast at the Annual Meeting shall be elected to the Board of Directors. Abstentions and broker non-votes will be counted as shares that are present at the Annual Meeting, but will not be counted as votes cast in the election of directors.

Recommendation of the Board of Directors

The Board of Directors recommends that the shareholders vote FOR the election of the thirteen (13) director nominees identified in this Proxy Statement to serve for one-year terms.

Information about Nominees, Directors and Independence Standards

Information concerning the experience, qualifications, attributes or skills of the thirteen (13) persons nominated by Fulton for election to the Board of Directors of Fulton at the 2012 Annual Meeting is set forth below, including whether they were determined by the Board of Directors to be independent for purposes of the NASDAQ listing standards.

Fulton is a NASDAQ listed company and follows the NASDAQ listing standards for board of directors and committee independence. At meetings in December 2011 and January 2012, the Board of Directors determined that ten (10) of Fulton's current thirteen (13) director nominees are independent, as defined in the applicable NASDAQ listing standards. Specifically, the Board of Directors found that Directors Ballard, Bond, Dally, Freer, Fulton, Hodges, Kooyker, Lesher, Morrison and Stewart met the definition of independent director in the NASDAQ listing standards and that each of these directors is free of any relationships that would interfere with his or her individual exercise of independent judgment. In addition, members of the Audit Committee of the Board of Directors meet the more stringent requirements for independence under the NASDAQ listing standards, and the rules and regulations of the SEC for service on the Audit Committee. The Board of Directors considered the relationships and other arrangements, if any, of each director when director independence was reviewed, including Fulton's relationship with the law firm with which Director Albertson is a partner. The other types of relationships and transactions that were reviewed and considered are more fully described in "Related Person Transactions" on page 17.

Director and Nominee Biographical Information

The following information regarding each director's and nominee's background, experience, qualifications, attributes or skills represents the information that led Fulton to conclude that these persons should serve as a director of Fulton.



JEFFREY G. ALBERTSON, age 71.

Director of Fulton since 1996 and Fulton Bank of New Jersey, formerly The Bank, since 1989. Mr. Albertson is admitted and licensed to practice law in New Jersey and the Federal District Court since 1966, and is a partner of the Albertson Law Office. He was a recipient of the 2002 New Jersey Lawyer of the Year Award and a New Jersey Bar Association Trustee from 1979 to 1985. Mr. Albertson also served on the New Jersey Bar Association Judicial and Prosecutorial Appointments Committee and Supreme Court Ethics Committee and served as General Counsel (1982 - 1990) to the Eastern Pennsylvania-Southern New Jersey Delaware Valley Regional Planning Commission, a bi-state planning transportation agency. His community service includes several terms on the Underwood-Memorial Foundation Board, Councilman for the Borough of Woodbury Heights (1969 to 1973), and Solicitor for the Gloucester County municipalities of Franklin Township, Woodbury Heights, Mantua Township and Monroe Township.

Mr. Albertson's broad legal experience in business transactions, particularly in lending, real estate and state and local law, as well as his knowledge of the southern New Jersey market, adds valuable outside experience to Fulton's Board of Directors. He has extensive knowledge of Fulton through his tenure of more than ten years on its Board of Directors. Mr. Albertson serves as a member of Fulton's Risk Management Committee.



JOE N. BALLARD (Independent Director), age 69.

Director of Fulton since January 2011 and The Columbia Bank since 2006. Mr. Ballard is the President and CEO of The Ravens Group, Inc., a management and staffing firm headquartered in Maryland.

As a chief executive officer and a retired military officer who held various command assignments, Director Joe N. Ballard, LTG, US Army (Ret.) adds broad management, business, financial and leadership expertise to the Fulton Board. His last military assignment was the 49th Chief of Engineers and Commander for the US Army Corps of Engineers from 1996 to 2000. LTG Ballard was also recognized as the 1998 Black Engineer of the Year by the Council of Deans of Historically Black Colleges and Universities and the Career Communications Group. In addition, he has extensive knowledge of Fulton's Maryland and Virginia markets. Mr. Ballard is a member of Fulton's Human Resources Committee and Nominating and Corporate Governance Committee.



JOHN M. BOND, JR. (Independent Director), age 68.

Director of Fulton since 2006 and The Columbia Bank since 1988. Mr. Bond serves as a Director of the Federal Home Loan Bank of Atlanta 2005 to present. He was a Director of Columbia Bancorp from 1987 to 2006 when Columbia Bancorp merged with Fulton and retired as Chief Executive Officer of The Columbia Bank in 2006. He was the former Chairman of the Maryland Bankers Association 2001 to 2002 and serves as a Trustee of Goucher College 1997 to present. Mr. Bond is admitted and licensed to practice law in New York.

Mr. Bond offers Fulton's Board of Directors years of bank executive management and financial expertise, strong knowledge of the financial services industry and knowledge of the suburban markets near Baltimore and Washington DC, as well as northern Virginia. Mr. Bond also brings a focused historical perspective to the Fulton Board with his prior corporate governance experience and having held leadership positions at an entity acquired by Fulton. Mr. Bond serves as a member of Fulton's Audit Committee and Risk Management Committee.



CRAIG A. DALLY (Independent Director), age 55.

Director of Fulton since 2000 and Lafayette Ambassador Bank since 1990. Mr. Dally is a Judge for the Third Judicial District of Pennsylvania from 2010 to present. He is admitted and licensed to practice law in Pennsylvania and a former partner of Pierce & Dally, LLP (law firm). He previously served as a member of the Pennsylvania House of Representatives, District 138, from 1996 to 2010 and a former Director of the Pennsylvania Higher Education Assistance Agency 2007 to 2010. He serves as a Director of Nazareth Area YMCA, 1993 to present; Courtney Anne Diacont Memorial Foundation, 2010 to present; and Two Rivers Health and Wellness Foundation, 2003 to present.

Mr. Dally brings unique knowledge and expertise to Fulton's Board of Directors that he gained as a director of Lafayette Ambassador Bank, a member of the Pennsylvania House of Representatives, a Director of the Pennsylvania Higher Education Assistance Agency, a judge, a law firm partner and his leadership role in various philanthropic endeavors in the Lehigh Valley. Mr. Dally serves as Vice Chair of Fulton's Human Resources Committee and is a member of Fulton's Executive Committee and Chair of the Nominating and Corporate Governance Committee.



PATRICK J. FREER (Independent Director), age 62.

Director of Fulton since 1996. Mr. Freer was a Director of Lebanon Valley Farmers Bank, formerly known as Farmers Trust Bank, from 1980 until it was combined with Fulton Bank in 2007. He is the President of Strickler Insurance Agency, Inc. (insurance broker) and a Certified Insurance Counselor.

Mr. Freer brings to the Fulton Board of Directors an extensive knowledge of insurance, investments, finance and risk management as well as valuable knowledge of Fulton through his tenure of more than fifteen (15) years on its Board of Directors and as a bank director from 1980 to 2007. Mr. Freer has long been an active member in his community helping with numerous capital campaigns and community projects. Mr. Freer has been a board member of the American Cancer Society, Lebanon County Economic Development Authority, Center of Lebanon Association and the Lebanon County Mental Health Association and has served as past president of the Lebanon Valley Sertoma Club and Lebanon County Christian Ministries. Mr. Freer serves as Chair of Fulton's Human Resources Committee and is a member of Fulton's Audit Committee and Executive Committee.



RUFUS A. FULTON, JR. (Independent Director), age 71.

Director of Fulton since 1984. Mr. Fulton retired in 2005 as Chairman of the Board and Chief Executive Officer of Fulton. He has been a Director of Burnham Holdings, Inc. from 2000 to present, the parent company of fourteen subsidiaries that are leading domestic manufacturers of boilers and related HVAC products and accessories (including furnaces, radiators and air conditioning systems), for residential, commercial and industrial applications), Lebanon Seaboard Corporation from 2008 to present (chemicals and fertilizers) and Highmark, Inc. from 2005 to present (health insurance). He is a former Director of the Federal Reserve Bank of Philadelphia from 1999 to 2001 and Federal Advisory Council to the Federal Reserve Board, Washington, DC from 2002 to 2005.

Mr. Fulton provides the Board of Directors broad knowledge of the financial services industry, as well as specific knowledge of Fulton through his long tenure of more than twenty five years on the Board of Directors, his service as the former Chairman and CEO of Fulton from 1999 until 2005 and other management positions with Fulton. In addition, Mr. Fulton has prior and current board service on a number of corporate boards and several community organizations. Mr. Fulton serves as Chair of Fulton's Risk Management Committee.



GEORGE W. HODGES (Independent Director), age 61.

Director of Fulton since 2001 and currently serves as Lead Director of Fulton. Mr. Hodges was a Director of Drovers & Mechanics Bank until it was merged into Fulton Bank in 2001. He has been a Director of York Water Company from 2000 to present (NASDAQ:YORW), Director of The Wolf Organization, Inc. from 2008 to present (regional distributor and sourcing company of kitchen and bath products and specialty building products), a Director of Burnham Holdings, Inc. from 2006 to present, the parent company of fourteen subsidiaries that are leading domestic manufacturers of boilers and related HVAC products and accessories (including furnaces, radiators and air conditioning systems), for residential, commercial and industrial applications, and has served on the boards of various for profit, non-profit and community organizations. Mr. Hodges served as non-executive Chairman of the Board of The Wolf Organization from 2008 to 2009. Prior to being Chairman, Mr. Hodges was a member of the Office of the President of The Wolf Organization from 1986 to 2008. He has also served as a Director of Topflight Corp. from 2008 to present, Adhesive Research Inc. from 2010 to present and Conductive Technologies, Inc. from 2010 to present (three related private industrial companies that manufacture labels, shrinkable film, conductive printing, and converted parts).

Mr. Hodges brings considerable financial expertise and business knowledge to the Fulton Board of Directors, both through his business experience and his service on other boards. His extensive business experience, financial expertise, and background are also invaluable for Fulton's Audit Committee where he serves as Chair and as a "financial expert," as defined by SEC regulations. Mr. Hodges also serves as Chair of Fulton's Executive Committee and is a member of Fulton's Human Resources Committee.



WILLEM KOOYKER (Independent Director), age 69.

Director of Fulton since 2005. Mr. Kooyker was a Director of Somerset Valley Bank until it was combined with Skylands Community Bank in 2007. He is the Chairman and Chief Executive Officer, Blenheim Capital Management, LLC (investment management company). He was a former Board Member and Co-Founder of Derivatives Portfolio Management from 1993 to 2005 and a Board Member of National Mentoring Partnership from 1993 to present, and in 2009 he was named Chairman. Mr. Kooyker has served as director and trustee for a variety of industry and philanthropic organizations. He is a member of the advisory board of The Oliver Scholars Program (New York, NY), which mentors African-American and Latino children and their families. He also is a council member of the Woodrow Wilson International Center for Scholars, which engages in the study of national and world affairs.

Mr. Kooyker has significant business, finance, trading and investment experience that enables him to serve on Fulton's Audit Committee as a "financial expert," as defined by SEC regulations. He also brings experience with a focus on currencies, stocks, financials and the commodity markets to the Fulton Board of Directors. Mr. Kooyker also serves as Vice Chair of Fulton's Risk Management Committee.



DONALD W. LESHER, JR. (Independent Director), age 67.

Director of Fulton since 1998. Mr. Lesher was a Director of Lebanon Valley National Bank from 1978 until it was merged into Lebanon Valley Farmers Bank in 1998, then he served as a Director of Lebanon Valley Farmers Bank until it was combined with Fulton Bank in 2007. He is the retired President of Lesher Mack Sales and Service (truck dealership). During his career, Mr. Lesher has supported and served as a board member of various non-profit and community organizations. His prior board service includes serving as a director of the YMCA Lebanon Valley, Community Chest – United Way of Lebanon County, Lebanon Lancaster Boy Scout Board, Good Samaritan Hospital and Lebanon County Christian Ministries.

Mr. Lesher provides Fulton with valuable perspectives in finance, industrial real estate and business operations as a retired private business owner and operator in the truck sales and transportation fields. He has extensive knowledge of Fulton's Lebanon, Pennsylvania market and also adds valuable knowledge of Fulton through his tenure of more than ten years on its Board of Directors. Mr. Lesher serves as Vice Chair of Fulton's Audit Committee and is a member of Fulton's Human Resources Committee.



ALBERT MORRISON III (Independent Director), age 65.

Director of Fulton since 2012. Mr. Morrison is the Chairman of the Board and Chief Executive Officer of Burnham Holdings, Inc., the parent company of fourteen subsidiaries that are leading domestic manufacturers of boilers and related HVAC products and accessories (including furnaces, radiators and air conditioning systems), for residential, commercial and industrial applications. Mr. Morrison was elected as a director of Burnham in 1986, became President and Chief Executive Officer of Burnham in 1988 and has served as Chairman since 2002. Burnham Holdings, Inc. has announced Mr. Morrison's retirement as Chief Executive Officer effective in April 2012. Following retirement, Mr. Morison will continue to serve as Chairman of Burnham Holdings, Inc.

As a long-time CEO and director of a manufacturing company, Mr. Morrison brings extensive business, financial, acquisition and human resources skills to Fulton's Board of Directors and its Audit Committee and Risk Management Committee where he serves as a member.



R. SCOTT SMITH, JR., age 65.

Director of Fulton since 2001. Mr. Smith is the Chairman of the Board and Chief Executive Officer of Fulton Financial Corporation. On March 20, 2012, Fulton announced that Mr. Smith will retire on December 31, 2012. After he retires Mr. Smith will continue to serve as a director of Fulton. He served as a Director of Fulton Bank from 1993 to 2002. He has been a Director of The Federal Reserve Bank of Philadelphia from 2010 to present and a member of the Federal Advisory Council to the Federal Reserve Board, Washington, DC from 2008 to 2010. Mr. Smith was a Director of the American Bankers Association from 2006 to 2009 and has been employed by Fulton since 1978 and worked in financial services since 1969.

Mr. Smith's various management roles during his over thirty years of service with Fulton give him a broad understanding of the financial services industry, Fulton's operations, corporate governance matters and the leadership experience qualifying him to serve on the Fulton Board of Directors. Mr. Smith serves as a member of Fulton's Executive Committee.



GARY A. STEWART (Independent Director), age 64.

Director of Fulton since 2001. Mr. Stewart is a Director of The Stewart Companies (manufacturing holding company), Vice President of Apple Automotive Group, Inc., a Partner of Stewart Properties (real estate developer), President of Aspen Equity Group LLC (real estate) and has served on the boards of various for profit, non-profit and community organizations. He was a Director of York Bank & Trust Company from 1981 to 1998, and was a Director of Drovers & Mechanics Bank until it was merged into Fulton Bank in 2001.

Mr. Stewart has relevant business experience and bank board service qualifying him for service as a member of the Board of Directors that includes extensive experience in real estate acquisition, development, finance and management. Mr. Stewart serves as Vice Chair of Fulton's Executive Committee and Nominating and Corporate Governance Committee, and is a member of Fulton's Risk Management Committee.



E. PHILIP WENGER, age 54.

Director of Fulton since 2009. Mr. Wenger is the President and Chief Operating Officer of Fulton Financial Corporation. On March 20, 2012, Fulton announced that following Mr. Smith's retirement on December 31, 2012, Mr. Wenger will become Chairman of the Board, President and Chief Executive Officer of Fulton, effective January 1, 2013. He served as a Director of Fulton Bank from 2003 to 2009, and has been employed by Fulton in a number of positions since 1979, including a variety of management positions.

Mr. Wenger possesses an extensive knowledge of the many aspects of banking operations through more than thirty years of experience in the financial services industry. He has gained valuable insight through his experience in different banking areas, including retail banking, commercial banking, bank operations and systems. Prior to his appointment as Fulton's President and Chief Operating Officer, he was the Chairman and Chief Executive Officer of Fulton Bank. Mr. Wenger serves as a member of Fulton's Executive Committee.

Security Ownership of Directors, Nominees, Management and Certain Beneficial Owners

The following table sets forth the number of shares of common stock beneficially owned as of the Record Date by each director and nominee, and the named executive officers discussed in this proxy statement, Messrs. Smith, Wenger, Nugent, Shreiner and Roda (the "Named Executive Officers" or "Executives" and individually an "Executive"). Except as to the beneficial owners and other principal holders listed below, to the knowledge of Fulton, no person or entity owned of record or beneficially on the Record Date more than five percent of the outstanding common stock of Fulton. Unless otherwise indicated in a footnote, shares shown as beneficially owned by each nominee and director or the Executives are held individually by the person. The directors, nominees and the Executives of Fulton, as a group, owned of record and beneficially 3,882,981[1] shares of Fulton common stock, representing 1.93 percent of such shares then outstanding. Shares representing less than one percent of the outstanding shares are shown with a "*" below.

Name of Beneficial Owner	Title	Number of Common Shares Beneficially Owned[1 2 3]	Percent of Class
Jeffrey G. Albertson	Director and Nominee	239,276[4]	*
John M. Bond, Jr.	Director and Nominee	533,942[5]	*
Joe N. Ballard	Director and Nominee	12,254[6]	*
Craig A. Dally	Director and Nominee	172,289[7]	*
Patrick J. Freer	Director and Nominee	88,737[8]	*
Rufus A. Fulton, Jr.	Director and Nominee	273,259[9]	*
George W. Hodges	Director and Nominee	28,115[10]	*
Willem Kooyker	Director and Nominee	195,846[11]	*
Donald W. Lesher, Jr.	Director and Nominee	149,785[12]	*
Albert Morrison III	Director and Nominee	10,000	*
Charles J. Nugent	Senior Executive Vice President and Chief Financial Officer	487,463[13]	*
Craig A. Roda	Senior Executive Vice President	183,298[14]	*
James E. Shreiner	Senior Executive Vice President	366,479[15]	*
R. Scott Smith, Jr.	Director, Nominee, Chairman of the Board and Chief Executive Officer	617,821[16]	*
Gary A. Stewart	Director and Nominee	186,684[17]	*
E. Philip Wenger	Director, Nominee, President and Chief Operating Officer	337,733[18]	*
Total Ownership	Directors, Nominees and Executives as a Group (16 Persons)	3,882,981	1.93%

[1] Includes 1,203,803 shares issuable upon the exercise of vested stock options and 358,511 shares of unvested restricted stock, which have been treated as outstanding shares for purposes of calculating the percentage of outstanding shares owned by directors and Executives as a group.

[2] As of the Record Date, none of the listed individuals had pledged Fulton stock except for Mr. Stewart, who has pledged 74,755 shares in connection with a collateral account with his broker related to a line of credit with the same broker.

[3] Fulton has established stock ownership guidelines for Fulton directors and certain officers. Achievement of the levels of ownership required by the stock ownership guidelines is reviewed and determined annually based on the closing price of Fulton stock on December 31. Targeted ownership for directors is $100,000 in fair market value of Fulton common stock. For Executive officers, the targeted stock ownership differs by position. The Chief Executive Officer is required to acquire shares with a fair market value of 2 times his annual base salary, the President and the Chief Financial Officer are required to acquire shares with a fair market value of 1.5 times their respective annual base salary, and certain other officers are required to acquire shares with a fair market value of 1 times their annual base salary. In the case of newly-appointed directors and officers, the required level of stock ownership may be achieved over a period of time, i.e., five (5) years in the case of directors and three (3) years in the case of Executives. As of December 31, 2011, all Fulton's directors and Executives had satisfied the stock ownership guidelines, except Director Ballard and Mr. Roda. Director Ballard is required to achieve the targeted stock ownership level by 2016, the date set in the Governance Guidelines when the ownership was updated in 2011, and Mr. Roda is required to achieve the targeted stock ownership level by 2014, (3) three years after his promotion to his current position. Director Morrison joined the Board of Directors in January 2012 and is required to achieve the targeted ownership level by 2017.

[4] Mr. Albertson's ownership includes 935 shares of unvested restricted stock, 19,317 shares held in an IRA and 126,505 shares held jointly with his spouse. Also includes 11,555 shares held solely by his spouse and 940 shares in his spouse's IRA.

[5] Mr. Bond's ownership includes 935 shares of unvested restricted stock, 97,524 shares which may be acquired pursuant to the exercise of vested stock options and 136,723 shares held solely by his spouse.

[6] Mr. Ballard's ownership includes 935 shares of unvested restricted stock and 10,825 shares held jointly with his spouse.

[7] Mr. Dally's ownership includes 935 shares of unvested restricted stock, 11,574 shares held in an IRA, 2,065 shares held jointly with his spouse, 10,521 shares held as custodian for his daughter and 10,193 shares held by his daughter.

[8] Mr. Freer's ownership includes 935 shares of unvested restricted stock, 87,501 shares held jointly with his spouse and 301 shares held solely by his spouse.

[9] Mr. Fulton's ownership includes 935 shares of unvested restricted stock and 8,232 shares held solely by his spouse. Mr. Fulton disclaims any beneficial ownership in the 8,232 shares held by his spouse. Also includes 67,128 shares held in Fulton's 401(k) Plan.

[10] Mr. Hodges' ownership includes 935 shares of unvested restricted stock.

[11] Mr. Kooyker's ownership includes 935 shares of unvested restricted stock and 194,911 shares held jointly with his spouse.

[12] Mr. Lesher's ownership includes 935 shares of unvested restricted stock, 10,938 shares held in an IRA, 45,099 shares held jointly with his spouse and 5,426 shares held solely by his spouse.

[13] Mr. Nugent's ownership includes 30,172 shares held in Fulton's 401(k) Plan, 81,781 shares of unvested restricted stock, 11,394 shares held in an IRA and 278,456 shares which may be acquired pursuant to the exercise of vested stock options. Mr. Nugent's ownership includes 54,728 shares held solely by his spouse.

[14] Mr. Roda's ownership includes 26,058 shares of unvested restricted stock, 122,607 shares which may be acquired pursuant to the exercise of vested stock options, 14,940 shares in Fulton's ESPP and 2,350 shares held jointly with his spouse.

[15] Mr. Shreiner's ownership includes 105,840 shares held jointly with his spouse, 71,492 shares of unvested restricted stock and 187,301 shares which may be acquired pursuant to the exercise of vested stock options.

[16] Mr. Smith's ownership includes 112,324 shares of unvested restricted stock, 22,064 shares held in Fulton's 401(k) Plan and 332,422 shares which may be acquired pursuant to the exercise of vested stock options.

[17] Mr. Stewart's ownership includes 935 shares of unvested restricted stock, 89,635 shares held in a grantor retained annuity trust and 89,283 shares held by The Stewart Foundation. Mr. Stewart disclaims beneficial ownership of any of The Stewart Foundation shares beyond his pro rata interest.

[18] Mr. Wenger's ownership includes 37,625 shares held jointly with his spouse, 57,505 shares of unvested restricted stock, 52,181 shares held in Fulton's 401(k) Plan and 185,493 shares which may be acquired pursuant to the exercise of vested stock options. Also includes 2,593 shares held in Fulton's 401(k) Plan by his spouse and 491 shares held by Mr. Wenger as custodian for his children.

INFORMATION CONCERNING DIRECTORS

Meetings and Committees of the Board of Directors

The Board of Directors of Fulton has the following standing committees: Audit, Executive, Human Resources, Nominating and Corporate Governance and Risk Management. The following table represents the membership on each Fulton committee as of the date of this proxy statement:

	Audit	Executive	Human Resources	Nominating and Corporate Governance	Risk Management
Jeffrey G. Albertson					Member
Joe N. Ballard[1]			Member	Member	
John M. Bond, Jr.[1]	Member				Member
Craig A. Dally[1]		Member	Vice Chair	Chair	
Patrick J. Freer[1]	Member	Member	Chair		
Rufus A. Fulton, Jr.[1]					Chair
George W. Hodges[1 2 3]	Chair	Chair	Member		
Willem Kooyker[1 2]	Member				Vice Chair
Donald W. Lesher, Jr.[1]	Vice Chair		Member		
Albert Morrison III[1]	Member				Member
R. Scott Smith, Jr.		Member			Ex-officio Member[4]
Gary A. Stewart[1]		Vice Chair		Vice Chair	Member
E. Philip Wenger		Member			Ex-officio Member[4]

1-Independent Director 2-Audit Committee Financial Expert 3-Lead Director 4-Ex-officio member per bylaws

Human Resources Committee Interlocks and Insider Participation

Fulton maintains a Human Resources Committee (the "HR Committee"), and its membership consists only of independent directors. All members of the HR Committee meet the independence requirements of the NASDAQ listing standards. More information regarding the HR Committee can be found in the "Compensation Discussion and Analysis" on page 21. There are no interlocking relationships, as defined in applicable SEC regulations, involving members of the HR Committee. Certain directors may have indirect relationships described in "Related Person Transactions" on page 17. The HR Committee is responsible for, among other things, recommending the compensation and equity awards for the Executives to the Board of Directors, administration of Fulton's ESPP and the 401(k) Plan, approving employment agreements for non-executive officers of Fulton and fulfilling other broad-based human resources duties. The HR Committee met a total of nine (9) times in 2011. The HR Committee is governed by a formal charter, which was last amended in October 2009, and which is available on Fulton's website at www.fult.com.

Other Board Committees

All members of the Audit Committee meet the independence requirements of the NASDAQ listing standards, and the rules and regulations of the SEC. In 2011, Directors Hodges and Kooyker were determined to qualify, and agreed to serve, as the Audit Committee's "financial experts" as defined by the SEC regulations. The Audit Committee met twelve (12) times during 2011. The Audit Committee is governed by a formal charter, which was last amended in December 2011, and which is available on Fulton's website at www.fult.com. The Audit Committee's pre-approval policy and procedure for audit and non-audit services is set forth in its charter. The functions of the Audit Committee include, among other things: sole authority to appoint or replace the independent auditor; direct responsibility for the compensation and oversight of the work of the independent auditor; oversight of the overall relationship with the independent auditor; meeting with the independent auditor to review the scope of audit services; reviewing and discussing with management and the independent auditor annual and quarterly financial statements and related disclosures; overseeing the internal audit function, including hiring and replacing the chief audit executive; reviewing periodic reports from the loan review function; reviewing and approving related person transactions; establishing procedures and handling complaints concerning accounting, internal accounting controls, or auditing matters, and certain risk management matters as outlined in the

Audit Committee Charter. In addition, with respect to any bank subsidiary of the Corporation that has not established its own independent audit committee, it is intended that Fulton's Audit Committee, in carrying out its responsibilities, will also satisfy the obligations imposed on such bank subsidiary relating to the establishment and duties of an independent audit committee as set forth in Section 36 of the Federal Deposit Insurance Act and its implementing regulations.

All the members of the Nominating and Corporate Governance Committee meet the independence requirements of the NASDAQ listing standards. The Nominating and Corporate Governance Committee met eight (8) times during 2011. The Nominating and Corporate Governance Committee is responsible for, among other things, recommending to the Board of Directors the nominees for election to the Board of Directors and to assist the Board of Directors with corporate governance matters including, but not limited to, the review and approval of all additions, deletions or changes to Fulton's Code of Conduct, Corporate Governance Guidelines and the responsibility for guidelines and procedures to be used by directors in completing board evaluations used in monitoring and evaluating the performance of the Board of Directors and committees. The Nominating and Corporate Governance Committee also has the primary responsibility for determining annually the compliance of Fulton's directors and Executives with the Corporation's stock ownership guidelines. The Nominating and Corporate Governance Committee operates pursuant to its charter, which was last amended in June 2010, and is available on Fulton's website at www.fult.com.

The Executive Committee met one (1) time during 2011. Except for the powers expressly excluded in Section 5 of Article III of the Bylaws, the Executive Committee exercises the powers of the Board of Directors between board meetings.

In September 2009, Fulton created a Risk Management Committee that met eight (8) times during 2011. The Risk Management Committee is responsible for providing oversight of the risk management function of the Corporation, including its policies, procedures and practices relating to management of credit risk, market risk, liquidity risk, operational risk, compliance risk and fiduciary risk.

There were ten (10) regular and special meetings of the Board of Directors of Fulton and forty-eight (48) meetings of the standing committees of the Board of Directors of Fulton during 2011. No director attended fewer than 75% of the aggregate number of meetings of the Board of Directors and of the board committees on which he or she served in 2011.

Board's Role in Risk Oversight

Prior to the formation of Fulton's Risk Management Committee described above, Fulton's Board and Audit Committee received periodic reports on different risk-related topics from Mr. Shreiner, who serves as Fulton's Chief Risk Officer, and other members of management in an effort to manage Fulton's risks. Although Fulton's Risk Management Committee is primarily responsible for overseeing the management of Fulton's risks, the Board continues to regularly review information regarding Fulton's exposure to credit, liquidity, market, reputation, compliance, legal and operational risks, as well as Fulton's strategies and tactics to monitor, control and mitigate its exposure to these risks. In addition, the HR Committee is responsible for overseeing the management of risks relating to all of Fulton's compensation plans. The Audit Committee shares with the Risk Management Committee a general oversight role in Fulton's risk management process in the context of the Audit Committee's responsibility for financial reporting and its evaluation and assessment of the adequacy of Fulton's internal control structure. The Nominating and Corporate Governance Committee manages risks associated with the independence of the Board of Directors, potential conflicts of interest and governance matters. While each of Fulton's committees are responsible for evaluating certain risks, Fulton's Risk Management Committee is primarily responsible for overseeing the management of such risks for Fulton, and the entire Board of Directors is regularly informed through committee reports and review of committee meeting minutes about such risks.

The Board also utilizes Fulton's Chief Risk Officer and other members of Fulton's officer-level risk management committee to manage emerging risks and report to the Board on those risks. This officer-level risk management committee provides additional oversight for Fulton's risk management and compliance programs. In addition, in July 2011, Fulton's Board adopted a formal risk appetite statement which outlines the general framework within which Fulton manages risk in the context of Fulton's primary core values and its management philosophy, which seeks to balance the interests of Fulton's shareholders, customers, employees, regulators and the communities that it serves. These core values are embedded in Fulton's corporate strategic plan and its management philosophy and guide the actions of the Board and Fulton's management and employees. Fulton's risk appetite is centered on Fulton's objective to maintain a strong balance sheet throughout all economic cycles. Fulton's Board and the different committees that monitor risk continue to assess and manage risk, including the establishment, tracking and reporting of key risk indicators within the primary risk categories of credit, market, liquidity, operational, legal, compliance, and reputation and providing for reporting to management and the Board. Fulton's key risk indicator targets reflect Fulton's commitment to strong asset quality and liquidity with ready access to external funding at competitive rates. Finally, Fulton engages in ongoing risk assessment and stress testing to ensure that Fulton has adequate capital to absorb potential losses under various stress scenarios.

Lead Director and Fulton's Leadership Structure

Director Hodges currently serves as Fulton's Lead Director and is the independent chair of the Executive Committee. The Board has made a determination that a structure that includes a Lead Director and a combined Chairman/ CEO is appropriate for Fulton. Pursuant to the Governance Guidelines, the Board designates for a term of at least a year, and publicly discloses in the Fulton proxy statement, the independent non-employee director who will lead the non-employee directors' executive sessions and preside at all meetings of the Board at which the Chairman is not present. The Governance Guidelines also require that the Lead Director shall, as appropriate: serve as a liaison between the Chairman and the independent directors; approve information sent to the Board; approve meeting schedules to assure that there is sufficient time for discussion of all agenda items; and have the authority to call meetings of the independent directors.

Similar to many public companies, the leadership structure of Fulton combines the positions of Chairman and Chief Executive Officer. This structure permits the Chief Executive Officer to manage the Corporation's daily operations and provides a single voice for the Corporation when needed. Fulton believes that separation of these roles is not necessary because the Lead Director acts as a counterbalancing feature to the combined Chairman and Chief Executive Officer position similar to other public companies. In addition, approximately 77% of Fulton's directors (10 out of 13) are independent under applicable NASDAQ standards, which provide an appropriate level of oversight at Board meetings and executive sessions. Finally, Fulton's HR Committee, Nominating and Corporate Governance Committee and Audit Committee are all comprised solely of independent directors.

Executive Sessions

The independent directors of the Fulton Board of Directors met six (6)times in executive session in 2011. The Chair of the Executive Committee, George W. Hodges, who also served as the Lead Director, conducted these executive sessions of the independent directors of the board.

Annual Meeting Attendance

Pursuant to Fulton's Governance Guidelines, attendance in person is expected at the Annual Meeting unless a member of the Board of Directors is excused. All but two (2) members of the Board of Directors, who were each excused by the Chairman, attended the 2011 Annual Meeting.

Director Education and Board Development

Fulton encourages the directors to attend director education programs as part of its corporate governance and general board education process. These director education programs are in addition to the education and development opportunities that are provided during Fulton Board meetings and seminars. For example, third parties are periodically asked to provide the Board with presentations on governance, the economy and other topics of interest. In addition, Directors Dally and Hodges completed the requirements for the NACD Board Leadership Fellow Program in 2011.

Legal Proceedings

There are no material legal proceedings to which any director, officer, nominee, affiliate or principal shareholder, or any associate thereof, is a party adverse to Fulton or in which any such person has a material interest adverse to Fulton.

Related Person Transactions

Financial Products and Services Some of the current directors and Executives of Fulton and the companies with which they are associated were customers of, and/or had banking transactions with, Fulton's subsidiaries during 2011. These transactions included deposit accounts, trust relationships, loans and other financial products and services in the ordinary course of business with different Fulton subsidiaries. All loans and commitments to lend made to such persons and to the companies with which they are associated were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender, and did not involve more than a normal risk of collectability or present other unfavorable features. It is anticipated that similar transactions will be entered into in the future. By using Fulton's products and services, directors and officers have the opportunity to become familiar with the wide array of products and services offered by Fulton's subsidiaries to customers.

Other Transactions Applicable SEC regulations require Fulton to disclose transactions with certain related persons where the amount involved exceeds $120,000. However, a person who has a position or relationship with a firm, corporation, or other entity that engages in a transaction with Fulton is not deemed to have a material interest in a transaction where the interest arises only from such person's position as a director of the other entity and/or arises only from the ownership by such person in the other entity if that ownership is under ten percent, excluding partnerships. Amounts paid to entities in which a related person does not have a material interest or were obtained by a low bid pursuant to a formal request for proposal to provide services are not required to be disclosed.

During 2011, Fulton had one current director who was associated with a law firm which provided legal services to Fulton or its subsidiaries. The Albertson Law Office, West Deptford, New Jersey, has provided legal services to subsidiaries of Fulton for several years, and Fulton expects that this firm will continue to provide services to Fulton or its subsidiaries in the future. Director Albertson is a partner with more than a ten percent interest in the law firm. In 2011, Fulton paid the Albertson Law Office a total of $296,981 in legal fees related to loan transactions and other matters, plus $28,567 in expense reimbursements related to such legal services. Some of these fees and expenses were paid by parties other than Fulton in certain transactions.

Fulton considered the above related person transactions with Director Albertson and other related person transactions of other Directors that do not require specific disclosure, when it made the determinations that ten (10) of Fulton's thirteen (13) director nominees , or approximately 77% of its directors, are independent in accordance with the NASDAQ listing standards. See "Information about Nominees, Directors and Independence Standards" on page 7 for more information.

Family Relationships SEC regulations generally require disclosure of any employment relationship or transaction with a related person where the amount involved exceeds $120,000. In fiscal year 2011, there were no family relationships among any of the directors and senior management of Fulton, except for Messrs. Wenger and Roda who are related by marriage and are brothers-in-law. In addition, during 2011 family relationships have existed among senior management and some of the approximately 3,530 full-time employees of Fulton and its subsidiaries. These Fulton employees participate in compensation, benefit and incentive plans on the same basis as other similarly situated employees.

Related Person Transaction Policy and Procedures Fulton does not have a separate policy specific to related person transactions. Under Fulton's Code of Conduct ("Code"), however, employees and directors are expected to recognize and avoid those situations where personal or financial interests or relationships might influence, or appear to influence, the judgment of the employee or director on matters affecting Fulton. The Code also requires thoughtful attention to the problem of conflicts and the exercise of the highest degree of good judgment. Under the Code, directors must provide reasonable notice to Fulton of all new or changed business activities, related person relationships and board directorships.

In addition, Fulton and its affiliate banks are subject to Federal Reserve Regulation O, which governs loans by federally regulated banks to certain insiders, including an executive officer, director or 10% controlling shareholder of the applicable bank or bank holding company, or an entity controlled by such executive officer, director or controlling shareholder (an "Insider"). Each Fulton affiliate bank is required to follow a Regulation O policy that prohibits the affiliate bank from making loans to an Insider unless the loan (i) is made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender; and (ii) does not involve more than the normal risk of repayment or present other unfavorable features. Fulton and its affiliate banks are examined periodically by different bank regulators and Fulton Internal Audit for compliance with Regulation O to ensure that internal controls exist within Fulton and its affiliate banks to monitor Fulton's compliance with Regulation O.

In accordance with Fulton's Audit Committee Charter and NASDAQ listing standards, the Audit Committee is charged with the responsibility to review the terms of and approve related person transactions. This responsibility includes reviewing an annual report regarding the related person transactions with each director and Executive during the prior year, if any. At a meeting in February 2012, the Audit Committee reviewed all existing related person transactions involving Fulton's directors and Executives. The Audit Committee concluded that the loans and other banking services to the directors and Executives of Fulton and their related interests were provided in the ordinary course of business and on substantially the same terms as those prevailing at the time for comparable transactions with others. The Audit Committee also reviewed all other related person transactions for any potential conflict of interest situations with the directors of Fulton and the Executives, and concluded that there were no conflicts present, and ratified and approved all the transactions reviewed.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Fulton's Executives, the principal accounting officer, directors, and any persons owning 10% or more of Fulton's common stock, to file with the SEC, in their personal capacities, initial statements of beneficial ownership on Form 3, statements of changes in beneficial ownership on Form 4 and annual statements of beneficial ownership on Form 5. Persons filing such beneficial ownership statements are required by SEC regulation to furnish Fulton with copies of all such statements filed with the SEC. The rules of the SEC regarding the filing of such statements require that "late filings" of such statements be disclosed in Fulton's proxy statement. Based solely on Fulton's review of Forms 3 and 4 and amendments thereto furnished to Fulton during the 2011 fiscal year, including Forms 5 and amendments thereto furnished to Fulton, and on written representations from Fulton's directors, Executives and other officers that no Form 4 or Form 5 for any "late filing" was required to be filed by such persons, Fulton believes that all such statements were timely filed in 2011.

Board and Committee Evaluations

Pursuant to its charter, the Nominating and Corporate Governance Committee is to review and recommend to the Board guidelines and procedures to be used by directors in monitoring and evaluating the performance of the Board of Directors and committees. The Board of Directors and committees, except the Executive committee, conduct an annual self-evaluation of the performance of the Board and committees. Anonymous board and committee evaluation questionnaires were last completed in the fourth quarter of 2011. The results were compiled by Fulton's legal department and presented to the Nominating and Corporate Governance Committee in December 2011, and the members of each committee also received a summary report of the results of their committee's questionnaire. The Nominating and Corporate Governance Committee reported the results to the Board of Directors at its December 2011 regular meeting.

Compensation of Directors

Each member of the Board of Directors of Fulton is paid a retainer fee and meeting fees for his or her services as a director, except that no fee is paid to any director who is also a salaried officer of Fulton. Thus, Messrs. Smith and Wenger did not receive any director fees or additional compensation in 2011 for serving as a member of the Board of Directors. Non-employee directors receive a quarterly retainer of $8,750 in cash. Non-employee directors are also paid a cash fee of $2,000 for each Board of Directors meeting attended and $1,000 in cash for each committee meeting attended on a non-board meeting day, except where the committee meeting is held the day before a monthly Board meeting attended by the director. Directors are paid a cash fee of $2,000 for any special Board of Directors meeting attended. The chairperson of the Audit Committee is paid a quarterly cash fee of $2,500, and the chairpersons of all Board committees and the Lead Director are each paid a quarterly cash fee of $1,875. Directors are also paid $1,000 in cash for attendance at Fulton sponsored educational seminars and other meetings attended, but these seminars and meetings are not included for purposes of calculating director attendance rates since they are a voluntary activity.

Pursuant to the 2011 Directors' Equity Compensation Plan (the "2011 Director Plan"), each non-employee director received $10,000 in shares of restricted stock, rounded up to the next whole share, as a retainer in 2011. The Board approved this award, which was granted on July 1, 2011, and the restricted stock will vest one year from the grant date in accordance with the terms of the 2011 Director Plan. In addition, Fulton's Board intends to review the annual retainer amounts paid in cash and equity from time to time.An award of restricted stock, subject to one year vesting, is expected to be made after Fulton's 2012 Annual Meeting to all non-employee directors that are elected at the Annual Meeting.

Fulton also reimburses directors for certain business and other director related expenses incurred in the performance of their service as directors of Fulton and provides non-employee directors with a $50,000 term life insurance policy while they are directors. Certain directors have elected to participate in the Fulton Deferred Compensation Plan, under which a director may elect not to receive their cash director's fees when earned, but instead, to receive them, together with interest, in a lump sum or in installments over a period of up to twenty (20) years following retirement. The only current non-employee Fulton directors who have previously established accounts to defer fees or had balances from prior years are Directors Albertson and Bond. Certain Fulton directors also serve on the boards of various Fulton subsidiary banks, and these directors are compensated with a retainer, meeting fees or both for their service on each of those individual boards. The following table summarizes all the compensation paid to each Fulton non-employee director who served during 2011.

DIRECTOR COMPENSATION TABLE

Name[1]	Fees Earned or Paid in Cash ($)	Stock Awards[2] ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation[3 4] ($)	Total ($)
Jeffrey G. Albertson	53,000	10,000	0	0	0	10,000[5]	73,000
Joe N. Ballard	53,000	10,000	0	0	0	10,000[6]	73,000
John M. Bond, Jr.	53,000	10,000	0[7]	0	0	10,000[8]	73,000
Donald M. Bowman, Jr.[9]	24,500	0[10]	0	0	0	3,333[11]	27,833
Dana A. Chryst[12]	53,000	10,000[13]	0	0	0	13,500[14]	76,500
Craig A. Dally	58,750	10,000	0	0	0	10,000[15]	78,750
Patrick J. Freer	63,000	10,000	0	0	0	0	73,000
Rufus A. Fulton Jr.	56,750	10,000	0	0	0	18,388[16]	85,138
George W. Hodges	80,750	10,000	0	0	0	0	90,750
Willem Kooyker	56,000	10,000	0	0	0	0	66,000
Donald W. Lesher, Jr.	58,000	10,000	0	0	0	0	68,000
John O. Shirk[17]	52,000	10,000	0	0	0	13,500[18]	75,500
Gary A. Stewart	51,000	10,000	0	0	0	0	61,000

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[1] Directors listed represent all the non-employee directors of Fulton during 2011. Mr. Smith and Mr. Wenger, who were compensated as officers of Fulton, did not receive any additional compensation for their service as a director of Fulton.

[2] Fulton's non-employee directors were granted restricted stock as part of their 2011 compensation pursuant to the 2011 Director Plan. This $10,000.00 equity award was granted on July 1, 2011 at a price of $10.88 per share. The award was rounded up to the next whole share of Fulton stock, and the amount shown does not reflect the value of any dividends accrued in unvested restricted stock.

[3] Unless otherwise noted, excludes perquisites and other personal benefits with an aggregate value of less than $10,000. Fulton's methodology to calculate the aggregate incremental cost of perquisites and other personal benefits was to use the amount disbursed for the item. Where a benefit involved assets owned by Fulton, an estimate of the incremental cost was used.

[4] In addition to the fees listed in the table, Fulton also paid $48 per year for an individual $50,000 term life insurance policy for each of the directors during 2011.

[5] Represents the annual retainer fee Mr. Albertson received for service on the Board of Directors of Fulton Bank of New Jersey.

[6] Represents the annual retainer fee Mr. Ballard received for service on the Board of Directors of The Columbia Bank.

[7] Fulton directors did not receive options as part of their 2011 compensation; however, as of December 31, 2011, Mr. Bond had 97,524 options exercisable that previously were awarded to him by Columbia Bancorp, which was acquired by Fulton in February 2006.

[8] Represents the annual retainer fee Mr. Bond received for service on the Board of Directors of The Columbia Bank.

[9] At Fulton's 2011 Annual meeting on April 28, 2011, Director Bowman retired in accordance with Fulton's policy and bylaws establishing a mandatory retirement age of 72 years for directors. Retainer fees for the director were pro-rated based on the date board service ended.

[10] Since Mr. Bowman retired from Fulton's Board in April 2011 he did not receive any restricted stock pursuant to the 2011 Director Plan in 2011.

[11] Represents the retainer fee Mr. Bowman received for service on the Board of Directors of The Columbia Bank during 2011. Mr. Bowman retired as a non-employee director of The Columbia Bank in 2011.

[12] Effective January 17, 2012, Director Chryst resigned as a non-employee director of Fulton.

[13] Since Ms. Chryst resigned as a director before the restricted stock award granted to her in July 2011 vested, the restricted stock award was forfeited upon her resignation pursuant to the terms of the 2011 Director Plan.

[14] Represents the annual retainer fee Ms. Chryst received for service prior to her resignation as a member of the Board of Directors of Fulton Bank, N.A. Effective January 24, 2012, Ms. Chryst resigned as a director of Fulton Bank, N.A.

[15] Represents the annual retainer fee Mr. Dally received for service on the Board of Directors of Lafayette Ambassador Bank.

[16] Includes $11,319 for club fees, $2,340 office use and $3,050 for other perquisites that are individually less than ten percent of the total perquisites received by Mr. Fulton in 2011.

[17] Mr. Shirk passed away in November 2011 while serving as a non-employee director of Fulton. He served as a non-employee director of Fulton since 1983.

[18] Represents the annual retainer fee Mr. Shirk received for service on the Board of Directors of Fulton Bank, N.A. prior to his death.

INFORMATION CONCERNING COMPENSATION

Compensation Discussion and Analysis

Executive Summary

As discussed in detail below, Fulton believes that the compensation of its Executives should reflect the Company's overall performance and the contribution of its Executives to that performance. Awards under Fulton's Variable Compensation Plan ("Variable Plan" or "VCP") are determined based on performance goal achievement and the HR Committee's assessment of performance in the preceding year. VCP award values to the Executives in 2012 for 2011 scorecard performance ranged from 125% to 129% of the target awards for the individual Executives.

Fulton's performance in 2011 was characterized by significant earnings improvement, a lower provision for credit losses, strong core deposit growth, good expense control and an increase in its cash dividend. Fulton made progress on many fronts during 2011. As outlined in Fulton's January 2012 earnings release filed as an exhibit to Fulton's Current Report on Form 8-K filed with the SEC on January 17, 2012, for the year ended December 31, 2011, diluted earnings per share was 73 cents, a 23.7% increase from 2010, and net interest income increased $1.4 million, or 0.3%, in comparison to 2010. Net interest margin was 3.90% for 2011 compared to 3.80% for 2010. Non-performing loans decreased $42.2 million, or 12.8% in comparison to December 31, 2010.

2011 Compensation Program Changes

Fulton believes that it needs to offer competitive compensation in order to recruit, motivate and retain qualified Executives. To that end, the HR Committee undertook the following compensation program initiatives in 2011:

Changes to Variable Compensation Plan

- In 2011, the HR Committee increased target awards under the Variable Plan. Mr. Smith's target award was increased from 50% to 75% of salary, and target awards for the other Executives were increased from 35% to 50% of salary. The increases were implemented based primarily on the finding of the HR Committee's compensation consultant that the level of incentive compensation at Fulton was significantly more modest than among its peer group. This change also more closely aligned targeted total compensation with Fulton's executive compensation philosophy.

- For the first time in 2011, payout eligibility was conditioned on attainment of a minimum level of return on equity ("ROE"), whereas previous years' payouts were conditioned on an earnings per share ("EPS") growth threshold compared to peers.

Changes to equity award level determination

- Fulton's 2004 Stock Option and Compensation Plan (the "2004 Stock Plan") defines the total number of shares available for awards each year based on Fulton's five-year total shareholder return ("TSR") performance relative to its peer group. Prior to 2011, the number of options and restricted shares awarded to each Executive was determined at the discretion of the HR Committee. Beginning with grants made in 2011, Fulton defined more formal target award levels of 75% and 50% of salary for Mr. Smith and the other Executives, respectively. As a result, Fulton's TSR performance relative to its peers now defines equity award ranges for each Executive relative to a matrix on page 30, and the HR Committee then recommends grant levels within those ranges based on its assessment of Fulton's and the Executives' performance in the preceding year.

2011 Executive Compensation Decisions

The HR Committee made the following awards and decisions impacting compensation for the Executives:

Salaries In 2011, Mr. Smith received a base salary increase of 5%. Mr. Nugent received a 3% increase, while Messrs. Wenger and Shreiner received increases of 21% and 12%, respectively, to bring them more in line with salaries of comparable executives employed by institutions within Fulton's peer group. Mr. Roda received a 5% base salary increase upon his promotion to Senior Executive Vice President.

VCP Awards As in previous years, actual payout levels under the Variable Plan for 2011 were determined based on a scorecard which evaluates performance in four categories: Corporate Financial Objectives to Peers; Risk/Control/ Liquidity; Superior Customer Experience; and Employee Engagement Objectives.

- Mr. Smith earned a VCP award in cash of $810,925, which reflected 2011 performance at 129% of target, as determined under his VCP scorecard.

- Other Executives received VCP awards in cash ranging from $225,947 to $322,324, which represented 125% to 129% of target, as determined on their VCP scorecards.

Equity Awards Fulton's five-year TSR ending in 2010, as measured relative to its peer group, dictated that equity awards to each of the Executives would be between 75% and 100% of target award levels. Actual awards to each Executive within this range were determined at the discretion of the HR Committee.

- In June 2011, Mr. Smith received an award under the 2004 Stock Plan in the form of 50,552 shares of restricted stock. On the date of grant, the restricted shares were valued at $550,006, which represented a payment slightly above the midpoint of the target equity award.

- During 2011, other Executives received restricted stock awards in 2011 as long-term incentive ("LTI") awards ranging from 5,320 to 46,140 shares for performance in 2010.

Retention Award to Scott Smith In September 2011, Fulton and Mr. Smith entered into a Retention Bonus Agreement based on the recommendation of the HR Committee and the HR Committee's compensation consultant. The Committee determined the award was necessary to retain Mr. Smith, facilitate smooth management succession as he nears retirement age, ensure Mr. Smith's continued employment at competitive compensation levels and that he does not pursue employment at a competitor. This supplemental retention award in the amount of $1.3 million is payable in the event that Mr. Smith remains employed through December 31, 2012, and is subject to a two year non-compete provision. A more detailed description of the Retention Bonus agreement is set forth below on page 34.

New Employment Agreement for Mr. Roda In connection with his promotion to Senior Executive Vice President that was effective July 1, 2011, Mr. Roda entered into an employment agreement with Fulton dated as of August 1, 2011. Mr. Roda's employment agreement provides for payments upon certain termination events, but does not provide for an excise tax gross-up for termination related payments. Instead, payments are limited to the extent required to avoid the imposition of an excise tax under Section 4999 of the Internal Revenue Code of 1986.

Compensation Philosophy

Objectives Fulton's executive compensation philosophy and programs are intended to achieve three objectives:

- Align interests of the Executives with shareholder interests - Fulton believes that the interests of the Executives should be closely aligned with those of its shareholders. Fulton attempts to align these interests by evaluating the Executives' performance in relation to key financial measures[1] which it believes correlate to consistent long-term shareholder value and increasing profitability, without compromising Fulton's culture and overall risk profile.

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[1] See discussion of scorecards in the Variable Plan section beginning on page 27.

• Link pay to performance - Fulton believes in a close link between pay to the Executives and the overall performance of Fulton on both a short-term and long-term basis. It seeks to reward the Executives for their contributions to Fulton's financial and non-financial achievements and to differentiate rewards to Executives based on their individual contributions.

• Attract, motivate and retain talent - Fulton believes its long-term success is closely tied to the attraction, motivation and retention of highly talented employees and a strong management team. While a competitive compensation package is essential in competing for and retaining talented employees in a competitive market, Fulton also believes that non-monetary factors, such as a desirable work environment and successful working relationships between employees and managers, are critical to providing a rewarding employee experience.

To achieve these three objectives, Fulton provides the following elements of Executive compensation:

• Base Salary - Fulton generally sets Executive base salaries near the market median at comparable peer companies and to reflect individual job responsibilities, experience and tenure.

• Annual Performance Awards - Annual cash incentives are designed to focus the attention of the Executives on the achievement of annual business goals. Under the Variable Plan, awards at the target level of performance are designed to position total cash compensation near the market median. The Variable Plan provides the Executives with the opportunity to earn cash compensation above the median for superior performance.

• Equity Awards - Fulton believes in providing LTI awards in the form of equity in order to focus the Executives on delivering long-term performance and shareholder value. The LTI program is also designed to provide the Executives with a long-term wealth-building opportunity that balances short-term incentives, ensures a focus on the long-term stability of the organization and incorporates vesting terms that encourage executive retention. Fulton believes in equity award levels that are fair and market competitive both in isolation and in the context of total compensation.

• Benefits - Fulton believes in providing benefits that are competitive in the marketplace and that encourage the Executives to remain with Fulton. Retirement benefits are designed to provide reasonable long-term financial security.

• Perquisites - Fulton believes in providing the Executives and other officers with basic perquisites that are necessary for conducting Fulton's business.

HR Committee Membership and Role

Each member of the HR Committee qualifies as an independent director under the NASDAQ listing standards. The HR Committee is currently comprised of five independent directors, all of whom are appointed annually by Fulton's Board of Directors. There are no interlocking relationships, as defined in the regulations of the SEC, involving members of the HR Committee. For a further discussion on director independence, see the "Information about Nominees, Directors and Independence Standards" section on page 7 of this proxy statement.

Pursuant to its charter, which is available on Fulton's website at www.fult.com, and consistent with NASDAQ rules, the role of the HR Committee is to assist the Board of Directors in evaluating and setting salaries, bonuses and other compensation of the Executives, to administer Fulton's equity and other compensation plans and to take such other actions, within the scope of its charter, as the HR Committee deems necessary or appropriate. The HR Committee relies upon such performance data, statistical information and other data regarding executive compensation programs, including information provided by Fulton's Human Resources Department, Fulton's officers and outside advisors, as it deems appropriate. The HR Committee has unrestricted access to individual members of management and employees and may ask them to attend any HR Committee meeting or to meet with any member of the HR Committee. The HR Committee also has the power and discretion to retain, at Fulton's expense, such independent counsel and other advisors or experts as it deems necessary or appropriate to carry out its duties.

The Fulton executive compensation process consists of establishing targeted overall compensation for each Executive and then allocating that targeted total compensation among base salary, incentive compensation and equity awards. Fulton does not have a policy or an exact formula with regard to the allocation of compensation between cash and non-cash elements. Consistent with Fulton's compensation philosophy, however, the HR Committee determines the amount of each type of compensation for the Executives by: reviewing publicly available executive compensation information of seventeen peer group companies (as defined and listed below); consulting with outside advisors and experts; considering the complexity, scope and responsibilities of the individual's position; consulting with the CEO and the President with respect to the other Executives; assessing possible demand for the Executives by competitors and other companies; and evaluating the compensation appropriate to attract executives to Lancaster, Pennsylvania.

Role of Management

Management assists the HR Committee in recommending agenda items for its meetings and by gathering and producing information for these meetings. As requested, the CEO and other Executives participate in HR Committee meetings to provide background information, compensation recommendations for other officers, performance evaluations and other items requested by the HR Committee. As part of the performance evaluation process, all the Executives are asked to complete an annual self-assessment of their overall performance. The HR Committee, without management present, reviews the CEO's self-assessment. The CEO reviews the self-assessment forms prepared by the other Executives and shares his comments and recommendations with respect to the performance of the other Executives. In addition, Mr. Wenger, as Fulton's President, also reviews the self-assessment forms prepared by Messrs. Shreiner and Roda. The Executives are not present for the HR Committee's discussions, deliberations and decisions with respect to their individual compensation. The Board of Directors, in executive session, makes all final determinations regarding the compensation of the Executives, after considering recommendations made by the HR Committee.

Compensation Plan Risk Review

The HR Committee at its February 22, 2012 meeting conducted its annual compensation plan risk review of all compensation plans in effect as of December 31, 2011, as required by SEC regulations. At this meeting, Fulton's Chief Risk Officer discussed his review of Fulton's compensation plans. The HR Committee has reviewed and considered all of its compensation plans and practices and does not believe that its compensation policies and practices create risks that are reasonably likely to have a material adverse effect on the Corporation.

The HR Committee considered various factors that have the effect of mitigating risk and, with the assistance of Fulton's Chief Risk Officer and HR staff, reviewed Fulton's compensation policies and practices for all employees, including the elements of Fulton's Executive compensation programs, to determine whether any portion of such compensation encourages excessive risk taking. The HR Committee concluded that risks associated with Fulton's compensation plans are mitigated by:

1) the multiple elements of Fulton's compensation packages, including base salary, annual cash incentive programs and, for most of Fulton's employees, equity awards that vest over a number of years and are intended to motivate employees to take a long-term view of Fulton's business;

2) the structure of Fulton's annual cash incentive program, which is based on (i) a number of different performance measures and scorecards to avoid employees placing undue emphasis on any particular performance metric at the expense of other aspects of our business, and (ii) performance targets that are reasonable and do not require undue risk-taking to achieve;

3) effective management processes for developing strategic and annual operating plans, and strong internal financial controls; and

4) oversight of Fulton's programs by the Board and the HR Committee.

Shareholder Say-on-Pay Proposal and Frequency of Future Proposals

As required by SEC rules, Fulton submitted a non-binding Say-on-Pay proposal to shareholders at its 2011 Annual Meeting, and shareholders voted in favor of Fulton's 2011 Say-on-Pay Proposal. This year's non-binding 2012 Say-on-Pay proposal is described on page 46.

Fulton considered the results of the 2011 vote as supporting its compensation policies and decisions for the Executives, and the Board acknowledges that this year's non-binding proposal is a barometer of shareholder support for the current compensation programs for the Executives. In particular, the HR Committee considered the number of votes cast in favor of Fulton's 2011 Say-on-Pay proposal to be a positive endorsement of the current pay programs and practices. The Corporation will continue to monitor the level of support for each Say-on-Pay proposal. However, the outcome of this year's non-binding shareholder Say-on-Pay vote will not be the only factor that the HR Committee and Board of Directors will consider in making future decisions related to Executive compensation.

In 2011, Fulton submitted to shareholders a non-binding proposal, asking shareholders whether Fulton should submit its Say-on-Pay proposal to shareholders every one, two or three years. This is commonly known as a "Say-When-on-Pay" proposal. The shareholders approved Fulton's recommendation that the Say-on-Pay proposal should be submitted to shareholders on an annual basis. Although Fulton believes that having an annual Say-on-Pay vote is appropriate for 2012, Fulton's HR Committee and Board of Directors will continue to evaluate the frequency of the non-binding Say-on-Pay proposal and might recommend that shareholders approve a different frequency in the future. Under current SEC rules, publicly traded companies are required, no less frequently than once every six years, to provide for a separate shareholder Say-When-on-Pay advisory vote in proxy statements for annual meetings to determine whether the Say-on-Pay vote will occur every one, two or three years.

Use of Consultants

The HR Committee first retained McLagan, an Aon Hewitt company, as its sole independent compensation consultant in June 2010 and continued to retain McLagan as its sole independent compensation consultant for 2011. McLagan previously was retained in 2009 for a compensation plan risk review project. McLagan has performed a variety of engagements during 2011, including conducting a compensation market analysis related to Fulton's Executives, a scorecard review and an overall compensation policy review and providing general compensation advice regarding Fulton's Executives.

In 2011, McLagan was instructed by the HR Committee to compare Fulton's current compensation practices and Executive compensation payments with those of its peers, evolving industry best practices and regulatory guidance. Based on that comparison, McLagan was asked to recommend changes in Fulton's compensation practices that were consistent with Fulton's compensation philosophy and objectives as described above. In December 2011, McLagan completed a benchmarking analysis of total compensation, base salary, short-term incentive payments and LTI awards. The benchmarking was against Fulton's seventeen (17) member peer group listed below on page 26. In doing its review, McLagan used the peer data as a point of reference for measurement of different compensation elements, but this was not the only determinative factor in its final recommendations to the HR Committee, which considered the benchmarking data of Fulton's peer companies along with other information from the compensation consultant.

The specific instructions given to the consultant and fees to be paid were generally outlined in engagement letters that described the scope and performance of duties under each project. Fulton does not have a policy that limits the other services that an executive compensation consultant can perform. McLagan and its affiliates did not provide additional services in 2011 with associated fees in excess of the $120,000 SEC disclosure threshold for a consultant.

Use of Peer Groups

The HR Committee last reviewed and updated Fulton's peer group in 2010. At that time, the HR Committee asked McLagan to review the peer group being used at that time, consider new peers and recommend a new peer group to be used starting in 2011. To establish an appropriate peer group, McLagan considered asset size, loan distribution, revenue composition, geographic focus, business model, ownership and market capitalization. Several new peers were added and some existing peers were deleted, primarily due to geographic location and asset size. Starting in 2011, the new peer group has been utilized for both compensation decisions and to gauge Fulton's overall performance. When a peer group member announces that it is being acquired, Fulton has historically deleted the company from the peer group.

The peer group is also used by Fulton for purposes of the Performance Graph showing the total return performance for the last five years on page 21 of the Fulton Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the "Performance Peer Group"). The Performance Peer Group is used to determine the annual option and restricted stock equity awards, and for certain scorecard performance factors under the VCP, as discussed below. The seventeen (17) members of the Performance Peer Group, and their stock trading symbol as of December 31, 2011, were:

Associated Bancorp (ASBC)	BancorpSouth, Inc. (BXS)	BOK Financial Corporation (BOKF)
City National Corporation (CYN)	Commerce Bancshares, Inc. (CBSH)	Cullen/Frost Bankers, Inc. (CFR)
First Horizon National Corporation (FHN)	FirstMerit Corporation (FMER)	First Niagara Financial Group, Inc. (FNFG)
International Bancshares Corporation (IBOC)	People's United Financial, Inc. (PBCT)	Susquehanna Bancshares, Inc. (SUSQ)
Synovus Financial Corp. (SNV)	TCF Financial Corporation (TCB)	UMB Financial Corporation (UMBF)
Valley National Bancorp (VLY)	Webster Financial Corp. (WBS)	

Elements of Executive Compensation

Fulton's Executive compensation program currently provides a mix of base salary, cash incentive and equity-based plans, as well as retirement benefits, health plans and other benefits as follows:

Base Salary Base salary is an important element of executive compensation because it provides the Executives with a consistent level of monthly income. Consistent with its compensation philosophy, Fulton generally seeks to set base salary for the Executives in line with the market median overall. Fulton sets salaries on an individual-by-individual basis and seeks to provide base salary appropriate for the person's position, experience, responsibilities, and performance.

In making recommendations to the Board of Directors regarding the appropriate salaries for 2011, the HR Committee received a recommendation from McLagan, its compensation consultant, which considered salaries paid by members of the Performance Peer Group to peer officers who held similar roles and who were positioned similarly to the Executives in their respective organizations.

With regard to the compensation paid to Mr. Smith, the HR Committee also considered his performance based on a scorecard that includes the attainment of certain performance goals, results of his management decisions, the earnings of Fulton during the previous year and other factors, such as the HR Committee members' perspective of his overall performance. With regard to the compensation paid to the other Executives, the HR Committee also considered information provided by Mr. Smith for Messrs. Wenger and Nugent and by Mr. Wenger for Messrs. Shreiner and Roda, which included an assessment of each Executive's level of individual performance, attainment of performance goals set forth in individual scorecards, overall contributions to the organization and salary history. The HR Committee also considered its own perceptions of the performance of each Executive.

On March 15, 2011, after a review of the Executives' competitive positioning to market and internal equity considerations presented by McLagan, the HR Committee recommended and the Board of Directors approved, base salary adjustments effective April 1, 2011, and Fulton set the annual base salaries for Messrs. Smith, Wenger, Nugent and Shreiner at that time. Mr. Roda's 2011 base salary was adjusted upon his promotion to a member of Fulton senior management effective July 1, 2011.

During the first quarter of 2012, the HR Committee reviewed the Executives' prior year performance, their base salary and other elements of compensation. The HR Committee also considered the compensation consultant's benchmarking analysis of total compensation, base salary, short-term incentive payments and LTI awards and made a decision to increase base salaries as necessary to reach a target total compensation, when considering base salary, cash incentive and equity based plans, between the 25th and 50th percentiles of the Performance Peer Group. As a result, base salary increases for the Executives were approved on March 20, 2012 to be effective April 1, 2012. The new 2012 base salary for each Executive is listed in footnote 1 of the "Summary Compensation Table" on page 37.

Variable Plan The HR Committee believes that annual performance-based incentive bonuses are valuable in recognizing and rewarding individual achievement and, by focusing more on performance pay opportunities for the Executives, it can more closely align Fulton's compensation program with shareholder interests. As approved and originally crafted in 2006, Fulton's Variable Plan is designed so that no incentive bonus is paid unless Fulton achieves a predetermined performance threshold metric. From 2006 to 2010, the HR Committee used the same threshold performance target. During that period, in order for the Executives to be eligible for a payment under the Variable Plan, Fulton's prior year's EPS growth was required to be in the top two-thirds of the Performance Peer Group. This EPS threshold performance target was achieved in 2006, 2009 and 2010 but not in 2007 and 2008.

For 2011 performance, based on a recommendation by McLagan in early 2011, the HR Committee changed the threshold performance target for 2011 to one based on ROE. McLagan indicated that there were two reasons for its recommendation. First, using relative EPS growth could lead to abnormal results in certain circumstances, such as when earnings in a prior year are negative. Second, because Fulton's Executive scorecards already rely heavily on relative performance to peers in several categories, an absolute performance hurdle such as a predetermined ROE target would better balance the overall approach to determining incentives. When it set the new ROE target, the HR Committee viewed this performance target as a reachable goal, but not a target which guarantees payment of an incentive bonus, to insure that the Executives are paid for performance. Although Fulton used a ROE performance hurdle as a plan threshold for the 2011 Variable Plan awards, and has decided to do so again in 2012, a different threshold performance target other than ROE may be used in future years.

The HR Committee at its January 17, 2012 meeting determined that the 2011 ROE target set in 2011 for 2011 performance, 5.55%, was met by Fulton. Therefore, because the threshold performance target was met for the 2011 Variable Plan, each Executive is eligible to receive a VCP award equal to a percentage of base salary paid to the individual Executive during the year the award was earned. Actual awards may be greater than or less than targets set by the HR Committee, up to a predetermined maximum with the variability attributed to individual and company performance. These payouts are substantially based on scorecard results. Generally, performance factors that are more directly aligned with the interests of shareholders, such as financial performance, are given greater weight. Based upon the recommendation and market review conducted by Fulton's compensation consultant at the time the Variable Plan was approved originally, the HR Committee determined that the award amounts payable to each Executive should be a percentage of the Executive's base salary. For the 2011 Variable Plan awards, Mr. Smith had threshold, target and maximum award percentages that were different from the other Executives. All Executives utilized a similar scorecard, except category ratings, and individual payouts were determined by the VCP award matrix below, and approved by the HR Committee for 2011.

2011 VCP Award Matrix				
Scorecard	**% of Target**	**CEO Payout %**	**SEVP Payout %**	**2011 VCP Award Level**
1.00	0.0%	0.0%	0.0%	
1.25	0.0%	0.0%	0.0%	
1.50	0.0%	0.0%	0.0%	
1.75	0.0%	0.0%	0.0%	
2.00	50.0%	37.5%	25.0%	**Threshold**
2.25	75.0%	56.3%	37.5%	
2.50	100.0%	75.0%	50.0%	**Target**
2.75	116.7%	87.5%	58.3%	
3.00	133.3%	100.0%	66.7%	
3.25	150.0%	112.5%	75.0%	
3.50	166.7%	125.0%	83.3%	
3.75	183.3%	137.5%	91.7%	
4.00	200.0%	150.0%	100.0%	**Maximum**

The 2011 VCP Award Matrix used for 2011 was an increase from the prior year and was based on a recommendation from the compensation consultant and, in part, upon a study showing that the prior year total compensation for each of the Executives was below the median of the peer group used at the time and below the 25th percentile of that peer group for all the Executives except the CFO. McLagan attributed this finding to a significantly more modest use of incentive compensation at Fulton than among the peer group. More specifically, both target annual incentives and actual equity awards made by Fulton in the past were found to be below the 25th percentile among peer companies. The actual payout percentage for each Executive is determined by the Executive's individual scorecard results, as well as the HR Committee's assessment of each Executive's individual performance and overall contribution to Fulton for the award period.

In early 2011, the HR Committee reviewed and approved the scorecards to be used in 2011 and determined that the Executives should all be reviewed based on a uniform scorecard with similar category weightings, except for Mr. Shreiner who, due to his position as Chief Risk Officer, should have a scorecard with a greater focus on risk-related categories. As a result, all the Executives, except Mr. Shreiner, had category ratings of 50%, 30%, 10% and 10% for Corporate Financial Objectives, Risk/Control/Liquidity, Superior Customer Experience and Employee Engagement Objectives, respectively. For Mr. Shreiner each of these categories was weighted differently at 40%, 40%, 10% and 10% for Corporate Financial Objectives, Risk/Control/Liquidity, Superior Customer Experience and Employee Engagement Objectives, respectively. In addition, Mr. Roda's scorecard was similar to the other Executives because he was already employed by Fulton when he joined senior management and became an Executive effective July 1, 2011. As in prior years, each scorecard contained four critical performance factors, with each factor weighted according to importance. For 2011, the first factor was Corporate Financial Objectives that included seven equally weighted sub-categories measured relative to the Performance Peer Group for: Earnings Per Share Growth; Return on Assets; Return on Equity; Average Core Deposit Growth; Average Loan Growth; Non-Interest Income Growth; and Efficiency Ratio. The second factor was Risk/Control/Liquidity that included the following equally weighted subcategories: Capital Ratings; Non-Performing Assets/Total Assets relative to the Performance Peer Group; Liquidity and Funding; and Regulatory Compliance. The third factor was Superior Customer Experience that included the following equally weighted subcategories: Customer Satisfaction Index and Household Growth. The fourth performance factor was Employee Engagement Objectives that included the following equally weighted subcategories: Management Succession; Corporate Diversity; Corporate Employee Retention; Employee Engagement Survey Results; and Salaries and Benefits Efficiency Ratio.

For each of the Executives, performance measurement criteria were established for each critical performance factor subcategory. While, for the most part, specific, objective, measureable criteria were used, some scorecard subcategories require a subjective determination to be made by the HR Committee. For certain objectively measured performance categories, scorecard results depended upon Fulton's quartile ranking among its peers, and all factors were rated with a numerical scale of 4 to 1. The top of the scale range was a 4 for 1st quartile performance or excellent results down to a score of 1 for 4th quartile performance or results below expectations. The following is a tabular summary of the critical performance factors with the weights and the total score for each Executive on the 2011 Variable Plan scorecards.

2011 VCP Scorecard **Critical Performance Factors and Scores**	**Smith**	**Wenger**	**Nugent**	**Shreiner**	**Roda**
• Corporate Financial Objectives Weight	**50%**	**50%**	**50%**	**40%**	**50%**
• Risk/Control/Liquidity Weight	**30%**	**30%**	**30%**	**40%**	**30%**
• Superior Customer Experience Weight	**10%**	**10%**	**10%**	**10%**	**10%**
• Employee Engagement Objectives Weight	**10%**	**10%**	**10%**	**10%**	**10%**
• **Total Score for each Executive**	**2.93**	**2.93**	**2.93**	**2.88**	**2.93**

The HR Committee reviewed the overall 2011 performance and scorecard results for each Executive, and determined that each of the Executives achieved a level of performance in 2011 that qualified the Executive for a VCP award at or above the Executive's target payout established under the Variable Plan. In addition to the scorecard results and information provided on individual critical performance factors for each Executive, in determining the VCP award percentages for each Executive, the HR Committee also recognized the overall efforts of each of the Executives and their contributions to Fulton's financial performance during 2011. Based on its consideration of these various factors, including the total score for each Executive in the above table, the HR Committee approved a 2011 award percentage of each of the Executive's 2011 base salary of 96.5% for Mr. Smith, 62.7% for Mr. Shreiner and 64.3% for Messrs. Wenger, Nugent and Roda.

Options and Restricted Shares Fulton believes equity-based compensation aligns the interests of the Executives and other eligible officers with those of Fulton's shareholders, and encourages them to "think like owners." Therefore, Fulton believes that equity awards are an appropriate means of motivating, rewarding and compensating the Executives and other key officers based on the future performance of Fulton. Historically, "pay for performance" included the discretionary award of options and restricted shares to Executives. Pursuant to the 2004 Stock Plan approved by the Board of Directors on October 21, 2003, and by shareholders at the 2004 Annual Meeting, Fulton is authorized to award incentive stock options, non-qualified stock options and restricted stock for a period of ten years to key employees of Fulton, its affiliate banks and its other subsidiaries. Stock options and, more recently, restricted stock or a combination of stock options and restricted stock, have been the traditional award type for Fulton, pursuant to a formula applied by the HR Committee. The 2004 Stock Plan provides that the total number of shares available for grant in any calendar year in the form of stock options or restricted stock is to be determined based on the performance of Fulton, measured in terms of total shareholder return for the immediately preceding five-year period relative to the Performance Peer Group. This process for determining the number of shares available for grant in a particular year is stated in Section 5.04 of the 2004 Stock Plan, as follows:

> The number of Shares available for Awards in any calendar year shall be determined depending upon the performance of the Corporation measured in terms of Total Shareholder Return ("TSR") relative to a Peer Group, determined at the sole discretion of the HR Committee, for the five-year period immediately preceding the grant of the Award. The number of Shares available for Awards shall be determined in accordance with the following schedule:

Company's TSR Ranking among the Peer Group for Prior Five-Year Period	Percent of Total Outstanding Shares Available for Awards for Plan Year
Top Quartile	1.00%
Second Quartile	0.75%
Third Quartile	0.50%
Fourth Quartile	At the Discretion of the HR Committee but limited to no more than 0.50%

Under the 2004 Stock Plan, an option recipient who retires at age fifty-five or older with five or more years of consecutive employment as defined in the 2004 Stock Plan, may exercise his or her currently exercisable stock options for up to two years from the retirement date (but not beyond the date when the option would otherwise expire). For option or restricted stock recipients who retire at age sixty or older with ten or more years of consecutive employment as defined in the 2004 Stock Plan, unexercisable stock options become exercisable and unvested restricted stock grants become vested on the retirement date. Upon a change in control, as defined in the 2004 Stock Plan,[1] options not previously exercisable become exercisable and unvested restricted stock vests. Generally under the 2004 Stock Plan, unexercisable stock options become exercisable and unvested restricted stock vests upon the death or disability of the Executive, and his or her authorized representative shall have a period of one year following such termination of employment to exercise any vested option granted, but such period of time shall not exceed the option's original expiration date.

2011 Long-term Incentive Awards For 2011, the individual awards of restricted shares made to the Executives on July 1, 2011, and to Messrs. Nugent and Shreiner on August 8, 2011, as well as the other eligible officers of Fulton who received either stock options and restricted stock or stock options only, were determined by the Board of Directors based on recommendations of the HR Committee and management, or delegated to management with respect to other eligible participants.

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[1] **"Change in Control"** of the Corporation shall mean:
(a) a change in the Board during any twenty-four (24) month period ending on or after the effective date of the Plan, if the individuals who were directors of the Corporation at the beginning of the period cease during such period to constitute at least a majority of the Board;
(b) the acceptance and completion of a tender offer or exchange offer by any entity, person or group (including any affiliates of such entity, person or group, other than an Affiliate of the Corporation) for twenty-five percent (25%) or more of the outstanding voting power of all capital stock of the Corporation;
(c) the acquisition by any entity, person or group (including any affiliates of such entity, person or group) of beneficial ownership, as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the Corporation's capital stock entitled to twenty-five percent (25%) or more of the outstanding voting power of all capital stock of the Corporation;
(d) a merger, consolidation, division, share exchange, or any other transaction or a series of transactions outside the ordinary course of business involving the Corporation (a "Business Combination"), as a result of which the holders of the outstanding voting capital stock of the Corporation immediately prior to such Business Combination, excluding any shareholder who is a party to the Business Combination (other than the Corporation) or is such party's affiliate as defined in the Exchange Act, hold less than seventy-five percent (75%) of the voting capital stock of the surviving or resulting corporation; or
(e) the transfer of substantially all of the assets of the Corporation other than to a wholly owned subsidiary of the Corporation.

Prior to 2011, the HR Committee did not establish specific equity target levels for individual performance or corporate profitability. The number of options and restricted shares awarded to each Executive was primarily at the discretion of the HR Committee. In 2011, McLagan reviewed and recommended a new 2011 award methodology to the HR Committee, which was based on Fulton's five-year TSR Ranking among its Performance Peer Group for the prior year. Starting in 2011, equity awards were made to each Executive as a percent of the Executives' base salary received during the year of the award in accordance with the following matrix, with the actual award being subject to the discretion of HR Committee, but generally not to exceed the maximum of the equity award guidelines below:

2011 LTI Award Matrix			
		CEO 2011 LTI Award	**SEVP 2011 LTI Award**
TSR Performance	**Percent of Target Payout**	**Percent of Salary**	**Percent of Salary**
Top Quartile	125%-150%	93.8%-112.5%	62.5%-75.0%
Second Quartile	100%-125%	75.0%-93.8%	50.0%-62.5%
Third Quartile	75%-100%	56.3%-75.0%	37.5%-50.0%
Bottom Quartile	50%-75%	37.5%-56.3%	25.0%-37.5%

As a result of Fulton's 2010 performance being in the third quartile for 2010, the 2011 award to the CEO was in the range of 56.3%-75.0%, while for all other officers it was in the 37.5%-50.0% range. In addition, other factors that the HR Committee also considers in determining the number of options or restricted shares to be awarded to each Executive include the recommendation of the compensation consultant, the CEO's recommendations for the other Executives, previous stock option and restricted stock awards to each Executive, Fulton's performance and each Executive's achievement of scorecard goals.

In 2011, Fulton granted a total of 616,686 stock options and 341,051 restricted shares to all participant in the 2004 Stock Plan, with 15,958 stock options and 161,480 restricted shares granted to the Executives and the remaining 600,728 stock options and 179,571 restricted shares granted to other Fulton employees.[1] In accordance with the terms of the 2004 Stock Plan, restricted shares accrue dividends, which are reinvested in similarly restricted shares. On July 1, 2011, Fulton made an equity award to the Executives for 2010 performance, granting to Messrs. Smith, Wenger, Nugent, Shreiner and Roda: 50,552; 21,140; 18,383; 16,085; and 5,320 restricted shares, respectively, which vest after three years. In addition, Mr. Roda received stock options for 15,958 shares, one-third of which vest during each of the next three years. Finally, on August 8, 2011, Messrs. Nugent and Shreiner each received an additional discretionary award in 2011 of 25,000 restricted shares which vest after three years. The values of these option and restricted share awards are reflected in each of the Executive's 2011 compensation in the "Summary Compensation Table" on page 37.

Employee Stock Purchase Plan The ESPP was designed to advance the interests of Fulton and its shareholders by encouraging Fulton's employees and the employees of its affiliate banks and other subsidiaries to acquire a stake in the future of Fulton by purchasing shares of the common stock of Fulton. Currently, Fulton limits payroll deduction and annual employee participation in the ESPP to $7,500. Except for Mr. Roda, no Executive currently participates in the ESPP.

Defined Contribution Plan – 401(k) Plan Fulton provides a qualified defined contribution plan to the Executives and other employees which is the 401(k) Plan and provides for employer matching contributions that satisfy a non-discrimination "safe-harbor" available to 401(k) retirement plans. This safe-harbor employer matching contribution is equal to 100% of each dollar a participant elects to contribute to the 401(k) Plan, but the amount of contributions that are matched by Fulton is limited to 5% of eligible plan compensation. In addition, the Executives and certain employees are eligible for an additional employer profit sharing contribution under the 401(k) Plan, which for 2011 was equal to 5% of a participant's eligible compensation.

Deferred Compensation Agreements Fulton's nonqualified deferred compensation plans include (1) the Fulton Deferred Compensation Plan, under which officers, directors and advisory board members can elect to defer receipt of fees and certain management employees can elect to defer receipt of cash compensation, and (2) a series of essentially identical Supplemental Executive Retirement Plan Agreements entered into with a certain group of senior managers, including the Executives, for the purpose of crediting them with full contributions each year equal to the contributions they would have otherwise been eligible to receive under the 401(k) Plan, if not for the Internal Revenue Code limits

[1] Restricted shares listed are as of December 31, 2011 and exclude any accrued reinvested dividends.

on the amount of compensation that can be taken into account under a tax-qualified retirement plan. Fulton's deferred compensation contributions for the Executives in 2011 are stated in footnote 7 of the "Summary Compensation Table" on page 37. The deferred compensation plan accounts of each participant are held and invested under the Fulton Nonqualified Deferred Compensation Benefits Trust with Fulton Financial Advisors, a division of Fulton Bank, N.A. The participants are permitted to individually direct the investment of the deferred amounts into various investment options under the Nonqualified Deferred Compensation Benefits Trust.

Defined Benefit Pension Plans Fulton has not had an historical practice of using defined benefit pension plans to provide employees or the Executives with retirement benefits, but some defined benefit plans have been acquired in different merger transactions over time, and any such acquired plans were continued only for the plan participants. However, none of the Executives participate in such pension plans.

Survivors' Benefit Life Insurance and Other Death Benefits Officers of Fulton and certain of its bank subsidiaries, who had been employed by Fulton for at least five years as of April 1, 1992, are eligible to participate in a survivors' benefit program. This program provides the employee's spouse, in the event of the employee's death prior to retirement, with an annual income equal to the lesser of $25,000 or twenty-five percent of the employee's final annual salary. This benefit is paid from the date of death until the employee's sixty-fifth birthday subject to a minimum of ten annual payments having been made. Messrs. Smith, Wenger, Shreiner and Roda participate in this program because each was hired before April 1, 1992. Mr. Nugent was hired after April 1, 1992 and is not eligible for this benefit. The estates of the Executives are also eligible for a two times base salary payment (plus an amount equal to applicable individual income taxes due on such amounts) from Fulton pursuant to individual Death Benefit Agreements between Fulton and each Executive, should the Executive die while actively employed by Fulton. Upon the Executive's retirement, the post retirement benefit payable upon the individual's death is reduced to $5,000.

Health, Dental and Vision Benefits Fulton offers a comprehensive benefits package for health, dental and vision insurance coverage to all full time employees, including the Executives, and their eligible spouses and children. Fulton pays a portion of the premiums for the coverage selected, and the amount paid varies with each health, dental and vision plan. All of the Executives have elected one of the standard employee coverage plans available.

Retiree Benefit Payments Generally, employees who were hired or joined Fulton as a result of a merger prior to January 1, 1998, and who retire on or after the attainment of age sixty-five with at least ten years of full time service, are eligible for post-retirement benefits. Post-retirement benefits include health coverage plus death benefits. The level of coverage and the cost to the retiree depends on the retiree's date of retirement and completed years of full time service after attainment of age forty. As a result of their length of service with Fulton, the Executives are eligible to receive these post-retirement benefits at an annual cost to the Executive similar to other employees with similar years of service. Fulton does not provide post-retirement medical, dental and vision benefits to the Executives or the current full time employees of Fulton and its affiliates who were hired or joined Fulton as a result of a merger after December 31, 1997.

Other Executive Benefits Fulton provides the Executives with perquisites and other personal benefits that the HR Committee believes are necessary to facilitate the conduct of Fulton's business by the Executives and are reasonable and consistent with the overall compensation program for the CEO and the other Executives. In addition, these benefits enable Fulton to attract and retain talented senior officers for key positions, as well as provide the Executives and other senior officers with opportunities to be involved in their communities and directly interact with current and prospective customers of Fulton. The 2011 amounts are included in the All Other Income column of the "Summary Compensation Table" on page 37 of this Proxy Statement. The Executives are provided with company owned automobiles, club memberships and other executive benefits consistent with their office and position. Fulton does not have a direct or indirect interest in any corporate aircraft. Generally, the Executives travel on commercial aircraft, by train or in vehicles provided by Fulton. In addition, if spouses accompany an Executive when traveling on business or attending a corporate event, Fulton pays the travel and other expenses associated with certain spousal travel for the Executive. Fulton also includes spousal travel and personal vehicle use as part of the Executive's reported W-2 income. These items are not "grossed up" by Fulton, and the Executive pays all income taxes on these executive benefit amounts.

Pay for Performance

Fulton operates in a highly complex business environment and competes with many well-established financial services businesses. The annual VCP incentive component of Fulton's Executive compensation program involves awards under the Variable Plan that are payable if pre-established corporate and individual performance objectives are achieved. Fulton's equity compensation plan, the 2004 Stock Plan, also has an award trigger based on Fulton's performance relative to its peers that is discussed in the "Options and Restricted Shares" section above. The HR Committee believes that the Variable Plan and the 2004 Stock Plan further Fulton's business plan and ensure that the interests of the Executives, both short-term and long-term, are aligned with the interests of Fulton's shareholders. The Variable Plan aligns these interests by offering each Executive the opportunity to earn an annual incentive VCP award upon achieving both an established corporate performance goal and certain specific individual performance goals, and the 2004 Stock Plan aligns these interests by offering the Executive the opportunity to earn longer term compensation through stock options and restricted stock.

Fulton seeks to pay for performance. The core of Fulton's compensation philosophy is to link pay to performance on both a short-term and long-term basis. The Variable Plan annual awards are "at-risk" performance-based awards because if the Variable Plan ROE threshold target is not met, or scorecard performance factors are not achieved, then the Variable Plan award bonuses are not paid to the Executive. The 2004 Stock Plan awards are "at-risk" because, in addition to the total annual awards being linked to Fulton's performance among the Performance Peer Group, restricted shares are subject to vesting and possible forfeiture, and options only increase in value if Fulton's share price increases over the term of the option awards. With these compensation elements, Fulton seeks to reward the Executives for their contributions to Fulton's financial and non-financial achievements. Comparing guaranteed 2011 base salary to the VCP awards paid for 2011 performance and 2004 Stock Plan compensation awarded in 2011 as LTI to the Executives, as outlined below, 62% of the CEO's total compensation is "at-risk", as described herein. The 2011 percent of compensation "at-risk" for Messrs. Wenger, Nugent, Shreiner and Roda was 53%, 59%, 63% and 48%, respectively. The following table and pie charts show the mix of guaranteed base pay and VCP and 2004 LTI awards the Executives received in 2011 and reported in the Summary Compensation Table on page 37.

Executive	2011 Base Salary	LTI Awarded in 2011	VCP Paid for 2011
Smith	$840,336	$550,006	$810,925
Wenger	$501,282	$230,003	$322,324
Nugent	$516,214	$423,007	$331,926
Shreiner	$364,431	$398,005	$228,498
Roda	$351,395	$91,394	$225,947

2011 Compensation Mix Chart
Base Salary, LTI and VCP Award Amounts as a Percentage of Total



Smith
37%
38%
25%
Wenger
31%
47%
22%
Nugent
26%
41%
33%
Shreiner
23%
37%
40%
Roda
34%
52%
14%
VCP
LTI
BASE

Employment Agreements

Fulton believes that a company should provide reasonable severance benefits to employees. For most employees, Fulton has a policy that in general provides for severance benefits to be paid upon layoff or position elimination. These severance arrangements are intended to provide the employees with a sense of security in making the commitment to dedicate their professional careers to the success of Fulton. With respect to the Executives and certain other employees, the severance benefits provided reflect the fact that it may be difficult for them to find comparable employment within a reasonable period of time. The levels of these benefits for the Executives in the event of change in control are discussed in footnote 6 in the Potential Payments upon Termination and Golden Parachute table on page 43 under "Termination Without Cause or for Good Reason - Upon or After a Change in Control."

On May 30, 2006, Fulton's Board of Directors approved, with the recommendation of Fulton's compensation committee and the compensation consultant at the time, a form of employment agreement to be used for Fulton's senior executive officers, including its CEO, President, Chief Financial Officer and Senior Executive Vice Presidents (the "Employment Agreements"). The Employment Agreements for Messrs. Smith, Nugent, Wenger and Shreiner commenced when the agreements were executed on November 12, 2008, and each continues until terminated. Mr. Roda's Employment Agreement commenced on August 1, 2011 and also continues until terminated. The Employment Agreements all provide that the Executive is to receive a base salary, which is set annually, and is entitled to participate in Fulton's incentive bonus programs as in effect from time to time. The Executive also is entitled to participate in Fulton's retirement plans, welfare benefit plans and other benefit programs.

In their Employment Agreements, Messrs. Smith and Nugent have agreed to restrictions on the sharing of confidential information as well as non-competition and non-solicitation covenants for two years. The Employment Agreements with Messrs. Wenger, Shreiner and Roda contain restrictions on the sharing of confidential information as well as non-competition and non-solicitation covenants for one year. The non-competition and non-solicitation covenants will not apply if the Executive leaves for good reason or if the Executive's employment is terminated without cause, as defined in the Employment Agreements. These provisions of the Employment Agreements are further outlined in the "Potential Payments Upon Termination and Golden Parachute Table" section on page 43. Mr. Roda's Employment Agreement is similar to the employment agreements Fulton executed with the other Executives on November 12, 2008, except that his Employment Agreement does not provide for an excise tax gross-up for taxes applicable to termination payments as a result of the Executive's termination. Mr. Roda's Employment Agreement provides that, in the event a payment to Mr. Roda in connection with his termination of employment would result in the imposition of an excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended, such payment would be retroactively reduced, if necessary, to the extent required to avoid such excise tax imposition and, if any portion of the amount payable Mr. Roda is determined to be non-deductible pursuant to the regulations promulgated under Section 280G of the Internal Revenue Code of 1986, as amended, Fulton would be required to pay to Mr. Roda only the amount determined to be deductible under Section 280G.

Effective November 12, 2008, the Employment Agreements for Messrs. Smith, Wenger, Nugent and Shreiner were amended and restated solely for the purpose of bringing them into compliance with Internal Revenue Code Section 409A. In addition, as a result of Fulton's CPP participation[1], the Messrs. Smith, Nugent, Wenger and Shreiner each executed CPP Letter Agreements[2] effective December 23, 2008, which required, among other things, all Executive bonus and incentive compensation received during Fulton's TARP Assistance Period to be subject to recovery or "clawback" by Fulton if it is determined that the payments were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria. The CPP Letter Agreements also prohibited certain severance payments to the Executives during Fulton's TARP Assistance Period. To comply with the Treasury Rules, the Executives and certain other

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[1] In 2008, Fulton elected to participate in the Capital Purchase Program ("CPP") component of the Troubled Asset Relief Program ("TARP") authorized under the Emergency Economic Stabilization Act of 2008 ("ESSA"), and the interim final rule (the "Treasury Rules") of the United States Department of the Treasury (the "Treasury"). On December 23, 2008, Fulton entered into an agreement with the Treasury to sell 376,500 shares of Fulton's Fixed Rate Cumulative Perpetual Preferred Stock, Series A, having a liquidation amount per share of $1,000, for total proceeds of $376.5 million ("CPP Funds"). Certain provisions of EESA and the Treasury Rules affected Fulton's compensation programs for the Executives and other officers during 2009 and 2010. On July 14, 2010, Fulton redeemed the preferred stock issued to Treasury and repaid all CPP funds. EESA and the Treasury Rules generally do not impact the compensation decisions made after the date CPP funds are repaid. Among other things, EESA and the Treasury Rules contained expansive restrictions on executive compensation for financial institutions that participated in CPP. These restrictions applied to Fulton from December 23, 2008 until July 14, 2010, when Fulton repaid all of the CPP Funds and redeemed its preferred stock issued to Treasury ("Fulton's TARP Assistance Period").

[2] The form of CPP Letter Agreement executed by the Executives was filed with the SEC as an exhibit to a Current Report on Form 8-K on December 24, 2008.

highly compensated employees, as defined in the Treasury Rules, also executed supplemental letter agreements in 2009. The form of the supplemental letter agreement that the Executives signed was filed as an exhibit to a Current Report on Form 8-K that Fulton filed with the SEC on December 24, 2009. The majority of the provisions in the letter agreements no longer apply because Fulton's TARP Assistance Period ended on July 14, 2010.

Retention Agreement

On September 28, 2011, Fulton and Mr. Smith entered into a Retention Bonus Agreement ("Retention Agreement") which was approved by Fulton's Board of Directors based on the recommendations of the HR Committee and its independent compensation consultant. As part of its regular review of Fulton's executive compensation practices with its independent compensation consultant, the HR Committee determined that it should consider a supplemental cash retention award for Mr. Smith in order to position him closer to the median compensation level among Fulton's peer companies. Further, going forward, the HR Committee believes that Mr. Smith will continue to play a critical role in Fulton's future success, as it falls principally upon him and the other members of management to determine and achieve Fulton's strategic goals. Specifically, Mr. Smith will be required to guide Fulton through unprecedented regulatory changes and in its efforts to grow both organically through branch expansion and externally through strategically important mergers and other acquisition opportunities.

Thus, the HR Committee recommended to the Board that a supplemental cash retention award be made to Mr. Smith, in furtherance of the goals to: ensure the Mr. Smith's continued employment at competitive compensation levels; to provide an incentive to Mr. Smith to arrange a smooth transition for his successor as he approaches retirement age; and to ensure that the Mr. Smith does not pursue employment at a competitor. Therefore, the Board, upon recommendation of the Committee and the Committee's independent compensation consultant, concluded that an additional financial incentive should be provided to Mr. Smith in the form of a supplemental cash retention award in an amount equal to $1.3 million (the "Retention Bonus") payable in the event that he remains employed through December 31, 2012, as more fully described in the Retention Agreement filed as an exhibit to a Current Report on Form 8-K on September 30, 2011.

The Retention Agreement provides that the Retention Bonus will be paid to Mr. Smith as soon as permissible and administratively practicable on or after January 1, 2013 but no later than January 15, 2013: A) if Mr. Smith remains employed by Fulton through December 31, 2012; or B) upon the occurrence of a separation from service with Fulton only if the separation from service occurs before December 31, 2012: (i) on account of a Disability[1] while actively employed by Fulton, (ii) on account of an involuntary termination of Mr. Smith's employment by Fulton without Cause[1], (iii) on account of Mr. Smith's termination of his employment with Fulton for Good Reason[1], or (iv) on account of Mr. Smith's death while actively employed by Fulton. Other than upon the occurrence of a separation from service under one of these four conditions, Mr. Smith shall have no vested interest in the Retention Bonus payment until the Retention Bonus vests on December 31, 2012.

When considering the terms of the Retention Agreement, the HR Committee specifically considered tax gross up payments and the development of a future clawback policy. Notwithstanding anything in Mr. Smith's Employment Agreement to the contrary, in the event the Retention Bonus payment is made in connection with a Change in Control and Mr. Smith is determined to be subject to the excise tax imposed under Section 4999 of the Internal Revenue Code, the tax gross-up right provided to Mr. Smith in his Employment Agreement shall not operate to provide Mr. Smith with a tax gross-up payment for amounts attributable solely to the Retention Agreement, and Mr. Smith is solely responsible for the payment of all taxes owed in connection with such event.

In addition, the Retention Agreement further (i) prohibits Mr. Smith from, directly or indirectly, competing with, and/or soliciting or contacting any customers, employees or suppliers of, Fulton for a period of two (2) years after Mr. Smith's separation from service with Fulton, and (ii) subjects the Retention Bonus to any clawback Policy that the Board may adopt. In the absence of a formal clawback policy, Mr. Smith is required to forfeit and pay back to Fulton the Retention Bonus paid to Mr. Smith if: (a) a court makes a final determination that Mr. Smith directly or indirectly engaged in fraud or misconduct that caused or partially caused the need for a material financial restatement by Fulton; or (b) the independent members of the Board determine that Mr. Smith has committed a material violation of Fulton's Code of Conduct.

[1] As defined in the Retention Agreement dated September 28, 2011.

Other Compensation Elements

162(m) and Tax Consequences Although Fulton takes into account deductibility of compensation, tax deductibility is not a primary objective of its compensation programs. Section 162(m) of the Internal Revenue Code disallows the deductibility by Fulton of any compensation over $1 million per year paid to certain employees and the Executives unless certain criteria are satisfied.

409A Changes Section 409A of the Internal Revenue Code, effective January 1, 2005, defines what constitutes a "nonqualified deferred compensation plan," conditions income tax deferrals under such plans on their compliance with certain distribution, acceleration, election and funding restrictions, and also imposes excise tax and interest penalties for noncompliance. In order to preserve intended tax deferrals and to avoid the imposition of excise taxes and interest penalties, Fulton has identified all such nonqualified deferred compensation plans it maintains and to the extent necessary, timely amended each, to meet the Section 409A requirements, and to alter the administration of each, where necessary, to comply with Section 409A. With respect to the Executives, in particular, the deferred compensation agreements and the Employment Agreements and other agreements summarized above have been amended and restated as of November 12, 2008 for Section 409A compliance, except in the case of Mr. Roda, where his Employment Agreement dated as of August 1, 2011 was originally prepared to comply with Section 409A.

Discussion of Option and Restricted Stock Grant Timing Fulton does not have a formal policy as to when options and restricted shares are granted during the year. In March 2012, Fulton awarded options and restricted stock to eligible participants in the 2004 Stock Plan with a grant date of April 1, 2012. In prior years, the HR Committee and Board of Directors historically met in June of each year to consider the award of options and restricted stock to the Executives and other officers with a July 1 grant date. Fulton does not back date options or grant them retroactively, and does not coordinate option grants with the release of positive or negative corporate news. The 2004 Stock Plan does not permit the award of discounted options, the reload of stock options or the re-pricing of stock options. Pursuant to the terms of the 2004 Stock Plan, option prices are determined based on the average of the high and low trading price on the grant date.

Stock Hedging Policy and Stock Trading Procedures Fulton has adopted an Insider Trading Policy and Compliance Procedures to facilitate securities law compliance in a number of areas. Pursuant to this policy, Fulton requires that all directors, officers, and employees of Fulton and its affiliates adhere to certain procedures when trading in Fulton common stock or any other security issued by Fulton or its subsidiaries. Among other requirements, directors, officers and employees of Fulton and its subsidiaries that know of material, non-public information about Fulton may not (i) buy or sell Fulton stock while the information remains non-public or (ii) disclose the information to relatives, friends or any other person. In addition, the Executives and directors of Fulton, and senior officers of Fulton banking subsidiaries are prohibited from engaging in speculative transactions involving Fulton's securities. This prohibition encompasses "short sales" and "puts" along with other trading that anticipates a decline in price. These instruments can involve "a bet against the Corporation," raise issues about the insider knowledge of the person involved or create a conflict of interest and are therefore prohibited by Fulton's policy.

Stock Ownership Guidelines Fulton believes that broad based stock ownership by directors, officers and employees is an effective method to align the interests of its directors, officers and employees with the interests of its shareholders. In 2009, Fulton first adopted Corporate Governance Guidelines that included a formal share ownership guideline for directors and the Executives. The director ownership guidelines were updated in September 2011, and each director is presently encouraged to own at least $100,000 of Fulton common stock within the later of five years of first becoming a director, or five years after the guideline was changed. A similar guideline exists for the Executives. The guideline for Executives was last updated and approved in 2009, with a recommended amount of share ownership calculated as a multiple of the Executive's base salary, depending upon position. Currently the Chief Executive Officer, President, Chief Financial Officer and the other two Executives are encouraged to own 2.0, 1.5, 1.5 and 1.0, times their base salary, respectively. Compliance with the stock ownership guidelines is determined annually based on stock ownership and the closing stock price as of December 31 of the prior year. Ownership excludes stock options and unvested restricted stock, but includes all other shares beneficially owned and reported on an individual's Form 3, Form 4 or Form 5 filed with the SEC, including shares held in retirement accounts, indirect ownership and jointly held shares. Once an Executive or director has achieved the ownership guideline, he or she remains in compliance with the ownership guideline regardless of changes in base salary or stock price, as long as he or she retains the same number of shares or a higher amount. However, if an Executive is promoted to CEO, President or CFO with a salary increase, he or she would be allowed a period of three years during which the Executive could satisfy the new stock ownership requirement for the new position and base salary. As described in more detail in footnote 3 on page 12, except for Mr. Roda, all of the Executives have satisfied the stock ownership guidelines. Mr. Roda has until 2014 to satisfy the stock ownership guidelines for his position.

Management Succession The topic of management succession is discussed and reviewed at least annually at Fulton. At the December 2011 meeting of the Executive Committee, senior officers in Fulton's Human Resources department discussed and reviewed the succession planning processes used by management to identify successors for each Executive at Fulton.

Clawback Policies Compensation recovery policies, or "clawbacks," began to be used with the enactment of the Sarbanes-Oxley Act in 2002, which required that in the event of any restatement based on executive misconduct, public companies must recoup incentives paid to the company's CEO and CFO within 12 months preceding the restatement. Fulton's CEO and CFO are currently subject to the Sarbanes-Oxley clawback provision which is set forth in Section 304 of the Sarbanes-Oxley Act, and provides that if an issuer "is required to prepare an accounting restatement due to material noncompliance of the issuer, as a result of misconduct, with any financial reporting requirement under the securities laws," the CEO and CFO shall reimburse the issuer for any bonus or other incentive-based or equity-based compensation received, and any profits realized from the sale of the securities of the issuer, during the year following issuance of the original financial report.

In addition, Fulton accepted CPP Funds under TARP and bonus and incentive compensation paid to the Executives during Fulton's TARP Assistance Period is subject to recovery or clawback by Fulton. This clawback under TARP is triggered if it is determined that the payments were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria.

Finally, the HR Committee has discussed this issue and has recently included a clawback provision in Mr. Smith's Retention Bonus Agreement described above. The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2011 mandates that the SEC adopt rules that require publicly traded companies to adopt a formal clawback policy. Final clawback rules are expected in 2012. Pending these final clawback rules from the SEC, the HR Committee will continue to consider the use of clawbacks in any new or amended compensation agreements with the Executives.

Human Resources Committee Report

The HR Committee reviewed and discussed the foregoing Compensation Discussion and Analysis with management at their February 22, 2012 and March 19, 2012 meetings and, based on the review and discussions, the HR Committee recommended to the Board of Directors that the Compensation Discussion and Analysis above be incorporated in Fulton's Annual Report on Form 10-K for the year ended December 31, 2011, and the 2012 annual proxy statement, as applicable.

As described above in the Compensation Discussion and Analysis section, in performing its compensation risk evaluation, the HR Committee met with the chief risk officer regarding the material risks facing Fulton, and consulted with human resources personnel about the Fulton's various compensation plans. Based on the foregoing review, the HR Committee concluded that Fulton's compensation policies and practices in 2011 did not create risks that are reasonably likely to have a material adverse effect on Fulton.

Human Resources Committee

Patrick J. Freer, Chair
Craig A. Dally, Vice Chair
Joe N. Ballard
George W. Hodges
Donald W. Lesher, Jr.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary[1] ($)	Bonus[2] ($)	Stock Awards[3] ($)	Option Awards[4] ($)	Non-Equity Incentive Plan Compensation[5] ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings[6] ($)	All Other Compensation[7] ($)	Total ($)
R. Scott Smith, Jr.	2011	840,336	0	550,006	0	810,925	0	128,237	2,329,504
Chairman and Chief Executive Officer of Fulton	2010	809,007	0	355,853	0	220,898	0	127,235	1,512,993
	2009	793,742	0	113,569	0	203,595	0	106,700	1,217,606
E. Philip Wenger	2011	501,282	0	230,003	0	322,324	0	94,456	1,148,065
President and Chief Operating Officer of Fulton	2010	433,173	0	224,652	0	82,794	0	80,572	821,191
	2009	425,000	0	59,251	0	68,850	0	72,098	625,199
Charles J. Nugent	2011	516,214	0	423,007	0	331,926	0	88,280	1,359,427
Senior Executive Vice President and Chief Financial Officer of Fulton	2010	502,889	0	187,207	0	96,119	0	85,431	871,646
	2009	493,400	0	88,879	0	86,592	0	74,517	743,388
James E. Shreiner	2011	364,431	0	398,005	0	228,498	0	63,722	1,054,656
Senior Executive Vice President of Fulton	2010	333,289	0	168,484	0	58,438	0	61,091	621,302
	2009	327,000	0	59,251	0	51,503	0	55,080	492,834
Craig A. Roda[8]	2011	351,395	0	57,882	33,512	225,947	0	67,550	736,286
Senior Executive Vice President of Fulton	2010	-	-	-	-	-	-	-	-
	2009	-	-	-	-	-	-	-	-

[1] Represents the 2009, 2010 and 2011 base salary amounts paid to and earned by each of the Executives named in this table. On June 22, 2011, Fulton announced that Craig A. Roda was designated to serve as a senior executive officer of Fulton, effective July 1, 2011, and his annual base salary was initially set at $363,000, effective July 1, 2011. On March 20, 2012, the HR Committee and Board approved base salary adjustments for the Executives for Messrs. Smith, Wenger, Nugent, Shreiner and Roda of $900,000, $625,000, $530,000, $400,000, and $370,000, respectively. These changes to annual base salary are effective April 1, 2012.

[2] The HR Committee did not award any bonus payments in 2009, 2010 or 2011 to the Executives.

[3] Amounts represent the grant date fair values of restricted stock awards. There were no forfeitures of restricted stock during 2009, 2010 and 2011 by any of the Executives. The per-share fair values of restricted stock awards are equal to the average of the high and low trading prices of Fulton stock on the date the shares are awarded. The per-share fair values of shares awarded on July 1, 2009, 2010 and 2011, and August 8, 2011 were $5.27, $9.475 and $10.88, respectively. The per-share fair value of shares awarded on August 8, 2011 was $8.92. The number of restricted stock shares awarded to Messrs. Smith, Wenger, Nugent and Shreiner on July 1, 2009 was 21,550, 11,243, 16,865; and 11,243, respectively. The number of restricted stock shares awarded to Messrs. Smith, Wenger, Nugent and Shreiner on July 1, 2010 was 37,557; 23,710; 19,758; and 17,782, respectively. The number of restricted stock shares awarded to Messrs. Smith, Wenger, Nugent, Shreiner and Roda on July 1, 2011 was 50,552; 21,140; 18,383; 16,085; and 5,320, respectively. On August 8, 2011, 25,000 restricted stock shares were awarded to each of Mr. Nugent and to Mr. Shreiner.

[4] Amounts represent the grant date fair values of the options. Except for Mr. Roda, Fulton did not award options in 2009, 2010 and 2011 to the Executives and there were no forfeitures of options during 2009, 2010 or 2011 by any of the Executives. The 2000 grant expired in 2010, including the following number of options by Executive: Smith – 30,580; Wenger – 13,295; Nugent – 28,679; and Shreiner – 16,333. The 2001 grant expired in 2011, including the following number of options by Executive: Smith – 41,603; Wenger – 0; Nugent – 35,815; Shreiner – 20,260; and Roda – 14,109.

The per-option fair value of options granted in 2011 was $2.10. Discussion of the significant assumptions used to determine these fair values can be found in Note M "Shareholders' Equity and Stock-Based Compensation Plans," which starts on page 95 in the Notes to Consolidated Financial Statements, located in the Fulton Financial Corporation Annual Report on Form 10-K for the year ended December 31, 2011. In 2011, Mr. Roda was the only Executive to receive options and the number of shares under the 2011 options granted to Mr. Roda was 15,958.

[5] Amounts listed for 2009 and 2010 are prorated VCP awards approved by the HR Committee on March 15, 2010 and March 14, 2011 for 2009 and 2010 performance, respectively, pursuant to Fulton's Variable Plan. The Executive awards were for performance at or above target payment amounts under the Variable Plan but were reduced because of Fulton's participation in the CPP component of TARP. The initial 2009 VCP awards for Messrs. Smith, Wenger, Nugent, and Shreiner were $452,433, $153,000, $192,426 and $114,450, respectively. However, the 2009 VCP awards were reduced by approximately 55% to reflect the portion of the 2009 performance period occurring after June 15, 2009 as required by the Treasury Rules relating to Fulton's participation in the CPP component of TARP. The initial 2010 VCP awards for Messrs. Smith, Wenger, Nugent and Shreiner were $480,214, $179,988, $208,955 and $127,040, respectively. However, the 2010 VCP awards were reduced by approximately 54% to reflect the portion of the 2010 performance period occurring before the repayment of CPP Funds on July 14, 2010 as required by the Treasury Rules. Information on the 2011 VCP awards can be found on page 27.

[6] Fulton has determined that the Executives did not receive above-market earnings on their nonqualified deferred compensation accounts and therefore such earnings are not required to be reported in this table column for 2009, 2010 and 2011. All participants in the nonqualified deferred compensation plan, which also includes senior managers other than the Executives, are permitted to select various investment options listed in footnote 2 of the "Nonqualified Deferred Compensation Table" on page 42. The rate of return for an individual participant's account is based on the performance of the various investment options selected by each participant.

[7] All Other Compensation includes Fulton's payments for qualified profit sharing plan contributions, qualified employer matching contributions, nonqualified profit sharing plan contributions, nonqualified employer matching contributions, club membership fees, use of company provided automobiles, certain travel expenses where spouses traveled with the Executives and attended Fulton events, plus other personal benefits received by the Executive. The methodology to calculate the aggregate incremental cost of perquisites and other personal benefits was to use the amount disbursed for the items. Where a benefit involved assets owned by Fulton, an estimate of the incremental cost was used. For 2011, amounts for vehicles include the cost of related items attributed to the company provided vehicle including depreciation, gasoline, maintenance and an annual insurance premium estimate of $885 for each vehicle on Fulton's corporate auto policy. The "Other Perquisites" column includes personal travel, employee service awards paid to all employees for achieving certain years of service and other small benefits that individually are less than ten percent of all perquisites received by the Executive. For Mr. Roda in 2011, the amount listed for "Other Perquisites" includes $4,664 for a rewards trip he attended with employees as a reward for achieving certain performance goals. The breakdown and total of all other compensation for each Executive, other than Mr. Roda, for 2009, 2010 and 2011 is shown in the following table:

Name	**Year**	**Qualified Retirement Plan Company Contribution**	**Nonqualified Retirement Plan Company Contribution**	**Club Memberships**	**Use of Company Provided Automobiles**	**Other Perquisites**	**Total All Other Compensation**
		($)	($)	($)	($)	($)	($)
R. Scott Smith, Jr.	2011	24,500	81,623	12,852	8,034	1,228	128,237
	2010	24,500	76,760	9,955	15,589	431	127,235
	2009	24,500	54,874	12,026	14,888	412	106,700
E. Philip Wenger	2011	24,500	33,908	16,001	17,730	2,317	94,456
	2010	24,500	25,702	12,532	16,560	1,278	80,572
	2009	24,500	18,000	14,685	14,585	328	72,098
Charles J. Nugent	2011	24,500	36,733	12,993	12,858	1,196	88,280
	2010	24,500	34,448	12,600	13,218	665	85,431
	2009	24,500	24,840	13,101	11,634	442	74,517
James E. Shreiner	2011	24,500	17,787	11,959	8,021	1,455	63,722
	2010	24,500	14,005	9,171	12,911	504	61,091
	2009	24,500	8,200	9,552	12,828	0	55,080
Craig A. Roda	2011	24,500	15,125	14,201	7,246	6,478	67,550
	2010	-	-	-	-	-	-
	2009	-	-	-	-	-	-

[8] Mr. Roda first became an Executive officer effective July 1, 2011, and pursuant to SEC rules, compensation for 2010 and 2009 is not included.

GRANTS OF PLAN-BASED AWARDS TABLE

Name	Grant Date[1]	Approval Date[2]	Estimated Future or Possible Payouts Under Non-Equity Incentive Plan Awards[3]			Estimated Future or Possible Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units[4]	All Other Option Awards: Number of Securities Underlying Options[5]	Exercise or Base Price of Option Awards[6]	Closing Price on Grant Date[7]	Grant Date Fair Value of Stock and Option Awards[8]
			Thresh-old	Target	Maxi-mum	Thresh-old	Target	Maxi-mum					
			($)	($)	($)	(#)	(#)	(#)	(#)	(#)	($/Sh)	($/Sh)	($)
R. Scott Smith, Jr.	7/1/2011	6/21/2011	-	-	-	-	-	-	50,552	-	-	11.03	550,006
R. Scott Smith, Jr.	-	3/20/2012	315,126	630,252	1,260,504	-	-	-	-	-	-	-	-
E. Philip Wenger	7/1/2011	6/21/2011	-	-	-	-	-	-	21,140	-	-	11.03	230,003
E. Philip Wenger	-	3/20/2012	125,321	250,641	501,282	-	-	-	-	-	-	-	-
Charles J. Nugent	7/1/2011	6/21/2011	-	-	-	-	-	-	18,383	-	-	11.03	200,007
Charles J. Nugent	8/8/2011	6/21/2011	-	-	-	-	-	-	25,000	-	-	8.50	223,000
Charles J. Nugent	-	3/20/2012	129,054	258,107	516,214	-	-	-	-	-	-	-	-
James E. Shreiner	7/1/2011	6/21/2011	-	-	-	-	-	-	16,085	-	-	11.03	175,005
James E. Shreiner	8/8/2011	6/21/2011	-	-	-	-	-	-	25,000	-	-	8.50	223,000
James E. Shreiner	-	3/20/2012	91,108	182,216	364,431	-	-	-	-	-	-	-	-
Craig A. Roda	7/1/2011	6/21/2011	-	-	-	-	-	-	5,320	-	-	11.03	57,882
Craig A. Roda	7/1/2011	6/21/2011	-	-	-	-	-	-	-	15,958	10.88	11.03	33,512
Craig A. Roda	-	3/20/2012	87,849	175,698	351,395	-	-	-	-	-	-	-	-

[1] Grants to the Executives in this table include a July 1, 2011 and August 8, 2011 equity awards to the Executives.

[2] Fulton approved the restricted stock awards at the June 2011 HR Committee and Board meetings, with a grant date of July 1, 2011. The low trading, high trading, closing, and average of high/low trading prices of Fulton stock on June 21, 2011 were $10.54, $10.71, $10.71 and $10.625, respectively. Fulton approved a non-equity incentive plan award under the Variable Plan on March 20, 2012.

[3] The Executives were eligible to receive a cash VCP award for 2011 pursuant to the Variable Plan that is discussed on page 27.

[4] The restricted shares awarded pursuant to the 2004 Stock Plan on July 1, 2011 and August 8, 2011 will cliff vest (100%) three years after the date of the grant.

[5] Except for Mr. Roda, the Executives did not receive any options in 2011.

[6] Average of the high and low trading price of Fulton stock was $10.88 on the July 1, 2011.

[7] Closing price of Fulton stock was $10.71 on the June 21, 2011 Board of Director approval date of all the equity awards. Grant date values are shown in this column. The closing price of Fulton Stock was $11.03 and $8.50, respectively on the July 1, 2011 and August 8, 2011 grant dates.

[8] Grant date fair value of restricted shares awarded on July 1, 2011 and August 8, 2011 was $10.88 and $8.92 per share, respectively. The options awarded on the July 1, 2011 have a fair value per share value of $2.10 per share. There can be no assurance that the Executives will realize the amounts listed in this table in the future.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

	Option Awards[1]					Stock Awards[2]			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[3]	Market Value of Shares or Units of Stock That Have Not Vested ($)[4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
R. Scott Smith, Jr.	41,530	0	0	13.35	6/30/2012	-	-	-	-
R. Scott Smith, Jr.	41,344	0	0	14.44	6/30/2013	-	-	-	-
R. Scott Smith, Jr.	72,189	0	0	15.38	6/30/2014	-	-	-	-
R. Scott Smith, Jr.	65,625	0	0	17.12	6/30/2015	-	-	-	-
R. Scott Smith, Jr.	46,000	0	0	15.89	6/30/2016	-	-	-	-
R. Scott Smith, Jr.	46,000	0	0	14.415	6/30/2017	-	-	-	-
R. Scott Smith, Jr.	19,734	0	0	9.965	6/30/2018	-	-	-	-
R. Scott Smith, Jr.	-	-	-	-	-	112,324	1,101,898	0	0
E. Philip Wenger	19,898	0	0	13.35	6/30/2012	-	-	-	-
E. Philip Wenger	20,673	0	0	14.44	6/30/2013	-	-	-	-
E. Philip Wenger	45,939	0	0	15.38	6/30/2014	-	-	-	-
E. Philip Wenger	40,687	0	0	17.12	6/30/2015	-	-	-	-
E. Philip Wenger	24,000	0	0	15.89	6/30/2016	-	-	-	-
E. Philip Wenger	24,000	0	0	14.415	6/30/2017	-	-	-	-
E. Philip Wenger	10,296	0	0	9.965	6/30/2018	-	-	-	-
E. Philip Wenger	-	-	-	-	-	57,505	564,124	0	0
Charles J. Nugent	35,742	0	0	13.35	6/30/2012	-	-	-	-
Charles J. Nugent	35,832	0	0	14.44	6/30/2013	-	-	-	-
Charles J. Nugent	63,001	0	0	15.38	6/30/2014	-	-	-	-
Charles J. Nugent	56,437	0	0	17.12	6/30/2015	-	-	-	-
Charles J. Nugent	36,000	0	0	15.89	6/30/2016	-	-	-	-
Charles J. Nugent	36,000	0	0	14.415	6/30/2017	-	-	-	-
Charles J. Nugent	15,444	0	0	9.965	6/30/2018	-	-	-	-
Charles J. Nugent	-	-	-	-	-	81,781	802,272	0	0
James E. Shreiner	21,706	0	0	13.35	6/30/2012	-	-	-	-
James E. Shreiner	20,673	0	0	14.44	6/30/2013	-	-	-	-
James E. Shreiner	45,939	0	0	15.38	6/30/2014	-	-	-	-
James E. Shreiner	40,687	0	0	17.12	6/30/2015	-	-	-	-
James E. Shreiner	24,000	0	0	15.89	6/30/2016	-	-	-	-

James E. Shreiner	24,000	0	0	14.415	6/30/2017	-	-	-	-
James E. Shreiner	10,296	0	0	9.965	6/30/2018	-	-	-	-
James E. Shreiner	-	-	-	-	-	71,492	701,337	0	0
Craig A. Roda	14,471	0	0	13.35	6/30/2012	-	-	-	-
Craig A. Roda	16,538	0	0	14.44	6/30/2013	-	-	-	-
Craig A. Roda	28,876	0	0	15.38	6/30/2014	-	-	-	-
Craig A. Roda	21,000	0	0	17.12	6/30/2015	-	-	-	-
Craig A. Roda	16,000	0	0	15.89	6/30/2016	-	-	-	-
Craig A. Roda	18,000	0	0	14.415	6/30/2017	-	-	-	-
Craig A. Roda	7,722	0	0	9.965	6/30/2018	-	-	-	-
Craig A. Roda	0	15,958	0	10.88	6/30/2021	-	-	-	-
Craig A. Roda	-	-	-	-	-	26,058	255,629	0	0

[1] The number of securities underlying the options and the option exercise price has been adjusted for stock dividends and stock splits, if any, that have occurred since the option grant date.

[2] Restricted stock awards listed were granted July 1, 2009, July 1, 2010, July 1, 2011, and August 8, 2011. Pursuant to the 2004 Stock Plan, dividends paid by Fulton on restricted stock awards are reinvested and subject to the same restrictions of the original award. Therefore, the number of securities underlying the restricted stock awards has been adjusted as of December 31, 2011 for dividends that have occurred since the grant date. As of December 31, 2011, the dividends reflected in the awards to Messrs. Smith, Wenger, Nugent, Shreiner and Roda were:2,665; 1,412; 1,775; 1,382; and 730, respectively

[3] The restricted stock awards cliff vest (100%) three years from the date of the original grant.

[4] Market value of restricted shares is based on the December 30, 2011 closing price of $9.81, the last trading day of 2011.

OPTION EXERCISES AND STOCK VESTED TABLE[1]

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
R. Scott Smith, Jr.	0	0	3,266	35,534
E. Philip Wenger	18,090	7,955	1,704	18,540
Charles J. Nugent	0	0	2,556	27,809
James E. Shreiner	0	0	1,704	18,540
Craig A. Roda	0	0	1,278	13,905

[1] All of the Executives had restricted stock that vested on July 1, 2011, and Mr. Wenger exercised options on May 2, 2011.

PENSION BENEFITS TABLE[1]

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
R. Scott Smith, Jr.	NA	-	-	-
E. Philip Wenger	NA	-	-	-
Charles J. Nugent	NA	-	-	-
James E. Shreiner	NA	-	-	-
Craig A. Roda	NA	-	-	-

[1] In 2011, none of the Executives participated in or had an account balance in any qualified or nonqualified defined benefit plans sponsored by Fulton or any Fulton affiliate bank.

NONQUALIFIED DEFERRED COMPENSATION TABLE

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY[1] ($)	Aggregate Earnings in Last FY[2] ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE[3] ($)
R. Scott Smith, Jr.	40,812	81,623	27,525	0	1,095,202
E. Philip Wenger	16,954	33,908	(4,250)	0	199,556
Charles J. Nugent	18,367	36,733	(14,537)	0	508,466
James E. Shreiner	8,893	17,787	(3,271)	0	133,959
Craig A. Roda	7,562	15,125	52	0	66,119

[1] Fulton's contributions toward nonqualified deferred compensation for each of the Executives are listed in this column. See the table contained in footnote 7 of the Summary Compensation Table on page 37. Amounts listed as registrant contributions in this Nonqualified Deferred Compensation Table are also included as part of the Executives' "Total All Other Compensation" in the Summary Compensation Table. 2011 contributions were credited to each of the Executive's accounts in January 2012.

[2] The Executives direct the investment of their nonqualified deferred compensation contributions into various standard investment options offered from a set menu of investment funds. In 2012, the available investment funds included Goldman Sachs Fin'l Institutional Money Market Fund #474 (FSMXX), Goldman Sachs Fin'l Square Government Fund #465 (FGTXX), Goldman Sachs Core Fixed Income Institutional (GSFIX), Federated Total Return Bond Fund (FTRBX), Vanguard Windsor II - Admiral Shares (VWNAX), T. Rowe Price Growth Stock (PRGFX), Vanguard 500 Index Fund (VFINX), Goldman Sachs Growth Opportunities I (GGOIX), Vanguard Small Cap Index Blend (NAESX), Fidelity Adv Small Cap I (FSCIX) and Fidelity Adv Diversified International I (FDVIX). The Executives may change their individual elections by completing a new election form. A discussion of the Deferred Compensation Agreements and Defined Benefit Pension Plans is included on page 31.

[3] Balances include the 2011 contributions made by Fulton and credited to the Executives' accounts in January 2012.

POTENTIAL PAYMENTS UPON TERMINATION AND GOLDEN PARACHUTE COMPENSATION TABLE

Name	Cash ($)	Equity ($)	Pension/NQDC ($)	Perquisites/ Benefits ($)	Tax Reimbursement ($)	Other ($)	Total ($)
Voluntary Termination[1] or Termination for Cause as of December 31, 2011[2 3]							
R. Scott Smith, Jr.	0	0	0	0	0	0	0
E. Philip Wenger	0	0	0	0	0	0	0
Charles J. Nugent	0	0	0	0	0	0	0
James E. Shreiner	0	0	0	0	0	0	0
Craig A. Roda	0	0	0	0	0	0	0
Termination Without Cause or for Good Reason – Before a Change in Control as of December 31, 2011[4 5]							
R. Scott Smith, Jr.	3,000,000	0	0	24,000	0	0	3,024,000
E. Philip Wenger	525,000	0	0	12,000	0	0	537,000
Charles J. Nugent	1,040,000	0	0	24,000	0	0	1,064,000
James E. Shreiner	375,000	0	0	12,000	0	0	387,000
Craig A. Roda	363,000	0	0	12,000	0	0	375,000
Termination Without Cause or for Good Reason - Upon or After a Change in Control as of December 31, 2011[6 7 8 9]							
R. Scott Smith, Jr.	6,282,775	1,101,898	498,278	106,000	2,312,434	0	10,301,385
E. Philip Wenger	1,694,648	564,124	169,465	74,000	783,119	0	3,285,356
Charles J. Nugent	2,555,778	802,272	255,578	106,000	1,232,904	0	4,952,531
James E. Shreiner	1,206,996	701,337	120,700	74,000	525,535	0	2,628,567
Craig A. Roda	825,334	255,629	117,789	74,000	0	0	1,272,752
Termination Due to Retirement as of December 31, 2011[10 11]							
R. Scott Smith, Jr.	0	732,307	0	2,325	0	0	734,632
E. Philip Wenger	0	330,803	0	2,300	0	0	333,103
Charles J. Nugent	0	607,837	0	1,975	0	0	609,812
James E. Shreiner	0	526,346	0	2,400	0	0	528,746
Craig A. Roda	0	146,581	0	2,300	0	0	148,881
Termination Due to Disability as of December 31, 2011[12 13]							
R. Scott Smith, Jr.	935,000	1,101,898	0	18,000	0	0	2,054,898
E. Philip Wenger	577,500	564,124	0	18,000	0	0	1,159,624
Charles J. Nugent	572,000	802,272	0	18,000	0	0	1,392,272
James E. Shreiner	412,500	701,337	0	18,000	0	0	1,131,837
Craig A. Roda	399,300	255,629	0	18,000	0	0	672,929
Termination Due to Death as of December 31, 2011[14 15 16]							
R. Scott Smith, Jr.	3,000,000	1,101,898	0	0	1,158,104	250,000	5,510,002
E. Philip Wenger	1,050,000	564,124	0	0	715,299	250,000	2,579,423
Charles J. Nugent	1,040,000	802,272	0	0	708,487	0	2,550,759
James E. Shreiner	750,000	701,337	0	0	510,928	250,000	2,212,265
Craig A. Roda	726,000	255,629	0	0	494,578	250,000	1,726,207

[1] **Voluntary Termination.** In the event an Executive's employment is voluntarily terminated by the Executive other than for "Good Reason," which is defined in the Employment Agreements and described in footnote 4 below, Fulton's obligations are limited to the payment of the Executive's base salary through the effective date of the Executive's termination date, together with any applicable expense reimbursements and all accrued and unpaid benefits and vested benefits in accordance with the applicable employee benefit plans. No other payments are required and under the 2004 Stock Plan, unexercised stock options and unvested restricted stock grants are forfeited by the Executive as a result of voluntary termination.

[2] **Termination For Cause.** If an Executive's employment is terminated for "Cause," Fulton is not obligated to make any further payments to the Executive under the Employment Agreement, other than amounts (including salary, expense reimbursement, etc.) accrued under the Employment Agreements as of the date of such termination. Under the 2004 Stock Plan, unexercised stock options and unvested restricted stock grants are forfeited by an Executive terminated for Cause, which is defined in the Employment Agreement to include an act of dishonesty constituting a felony, use of alcohol or other drugs which interferes with the performance by the Executive of the Executive's duties, intentional refusal by the Executive to perform duties, or conduct that brings public discredit on or injures the reputation of the Corporation.

[3] No value is listed under Equity because the value of the Executives' vested stock options as of December 31, 2011 was zero.

[4] **Termination Without Cause or for Good Reason - Before a Change in Control.** If an Executive terminates the Executive's employment for Good Reason or his employment is terminated by Fulton "Without Cause," the Executive is entitled to receive his base salary for a specified period of time and, in the sole discretion of Fulton, the Executive also may receive an additional cash bonus. For Messrs. Smith and Nugent, the specified period of time is two years. For the other Executives, that period is one year. The Executive also would continue to participate in employee health and other benefit plans for which the Executive is eligible during the specified time period. If the Executive is not eligible to continue to participate in any employee benefit plan, the Executive will be compensated on an annual basis for such plan at Fulton's cost plus any permitted gross up for any taxes applicable thereto. Under the 2004 Stock Plan, unexercised stock options and unvested restricted stock grants are forfeited by an Executive terminated Without Cause or for Good Reason. Good Reason is defined in the Employment Agreement to include a breach by Fulton of its material obligations without remedy, a significant change in the Executive's authority, duties, compensation or benefits, or a relocation of the Executive outside a certain distance from where he previously was based. Without Cause is defined in the Employment Agreement to include any reason other than for Cause. Mr. Smith's Retention Agreement provides for the Retention Bonus to be paid if a separation of employment were to occur Without Cause or for Good Reason.

[5] Cash amount listed for each Executive includes a severance payment based on the Executive's 2011 base salary times the applicable multiple. The Cash amount for Mr. Smith also includes the payment of his Retention Bonus. The amounts listed under Cash assume no discretionary bonus was paid to the Executives by Fulton. Equity amounts listed are the value of vested stock options as of December 31, 2011, which was zero. Perquisites/ Benefits include a monthly estimate of $1,000 for the value of health and benefit expenses paid by Fulton for the severance period attributed to each Executive.

[6] **Termination Without Cause or for Good Reason - Upon or After a Change in Control.** The Executives and other employees have contributed to the building of Fulton into the successful enterprise it is today, and Fulton believes that it is important to protect them in the event of a "Change in Control." Further, Fulton believes that the interests of shareholders will be best served if the interests of the Executives are aligned with them, and providing Change in Control benefits should eliminate or mitigate any reluctance of the Executives to pursue potential Change in Control transactions that may be in the best interests of shareholders. Based on a review in 2006 by the Hay Group, Fulton's Compensation Consultant at that time, of typical Change in Control provisions offered by Fulton's peers and the recommendation of the Hay Group, Fulton determined that the potential Change in Control benefits it offers the Executives are typical for the financial services industry and reasonable relative to the overall value of Fulton.

A Change in Control is defined in the Employment Agreements to include the acquisition of the beneficial ownership of more than fifty percent of the total fair market value or voting power of the stock of Fulton by any one person or group of persons acting in concert, a change in the composition of the Board of Fulton during any period of twelve consecutive months such that a majority of the Board is replaced by directors whose appointment was not endorsed by a majority of the Board before such appointment or election, the acquisition by any person or group of persons acting in concert during any twelve month period of thirty percent or more of the total voting power of the stock of Fulton or of forty percent or more of the total assets (on a gross fair value basis) of Fulton. If, during the period beginning ninety days before a Change in Control and ending two years after such Change in Control, an Executive is terminated by Fulton Without Cause or an Executive resigns for Good Reason, Fulton is required to pay the Executive a multiple of the sum of the Executive's: (i) annual base salary immediately before the Change in Control; and (ii) the highest annual cash bonus or other incentive compensation awarded to the Executive over the prior three years. The Executive also is entitled to receive: (i) an amount equal to that portion of Fulton's retirement plan, 401(k) plan or deferred compensation plan contributions for the Executive which were not vested, plus the amount of any federal, state or local income taxes due on such amount; (ii) payment of up to $10,000 for outplacement services; and (iii) continuation of other employee benefits to the same extent provided to employees generally for the multiple period. The HR Committee set the Change in Control payment multiple at three years in the Employment Agreements for Messrs. Smith and Nugent because this was the multiple used in their prior severance agreements. For Messrs. Wenger, Shreiner and Roda, the HR Committee set the multiple at two years.

Except for Mr. Roda, the Employment Agreements provide that, in the event any payment or distribution by Fulton to or for the benefit of an Executive would be subject to excise tax as a Golden Parachute, the Executive will be entitled to receive an additional payment equal to the total excise tax imposed. The determination that a "gross up" payment is required and its amount is to be made by an accounting firm, and Fulton is responsible for the accounting firm's fees and expenses. Fulton's Compensation Consultant advised the HR Committee in 2006 that this "gross up provision" was a typical provision in such agreements. In keeping with Fulton's objective to offer a competitive contract, this provision was included in the Employment Agreements for all of the Executives, except Mr. Roda.

Generally, the 2004 Stock Plan provides for vesting of unvested stock options and restricted shares upon a Change in Control, disability, retirement or death of an Executive.

[7] Cash amounts listed are 2011 base salary and 2011 VCP cash incentive awards paid times applicable multiple for each Executive. The Cash amount for Mr. Smith also includes the payment of his Retention Bonus, however, the Cash amount for Mr. Roda has been reduced by $352,560 pursuant to the terms of his Employment Agreement to the extent required to avoid a federal excise tax imposition pursuant to the regulations promulgated under Section 280G of the Internal Revenue Code of 1986, as amended. Equity amount is the value of all "in the money" options and restricted stock as of December 31, 2011. However, none of the Executives' options were "in the money" and had no value as of December 31, 2011. Perquisites/Benefits include $10,000 for outplacement services, $1,000 per month during the severance period for the value of health and benefit expenses paid by Fulton, $20,000 per year for club memberships, vehicle and other expenses paid by Fulton for the severance period attributed to each Executive.

[8] Amount listed under Pension/NQDC represents the aggregate dollar value of Fulton's contributions to 401(k) and other retirement benefits as a result of this termination event.

[9] Except for Mr. Roda, the Executives are eligible to receive Tax Reimbursement for any excise tax imposed for this termination event pursuant to their Employment Agreements. The amounts under Tax Reimbursements for all the Executives were calculated as of December 31, 2011.

[10] **Termination Due to Retirement.** In the event an Executive terminates his employment due to retirement upon attaining age sixty-five, Fulton is obligated to pay the Executive's base salary through the effective date of the Executive's retirement, together with any applicable expense reimbursements and all accrued and unpaid benefits and vested benefits in accordance with the applicable employee benefit plans. Fulton would have no further obligation under the Employment Agreement; however, assuming that each Executive attained the age of sixty-five and retired as of December 31, 2011, each would have received a lump sum payment of $25 for each year of service as of December 31, 2011, a payment made to all retiring employees, plus each would have received retiree health benefits, as a supplement to the Executives' Medicare benefits at sixty-five, at an annual estimated cost to Fulton of approximately $1,500.

In the event an Executive terminates employment due to retirement upon attaining age sixty, and the Executive has ten or more years of consecutive service with Fulton, subject to the Treasury Rules, unvested options and restricted shares awarded under Fulton's option plans would automatically vest. Assuming that all the Executives attained the age of sixty and retired as of December 31, 2011, none of their options would have value because they have option exercise prices above the $9.81 closing price of Fulton common stock on December 30, 2011, the last trading day of 2011. The Executives would have two years from the date of retirement to exercise their options in accordance with the terms of the awards. The value of the stock options and restricted shares that would vest upon retirement is subject to the Treasury Rules applicable to the 2010 awards which require two years of service before vesting upon retirement, therefore, the value of the 2010 restricted stock awards is not included.

[11] Equity amount is the value of all "in the money" options and restricted stock as of December 31, 2011, except 2010 restricted stock awards which, pursuant to the Treasury Rules, do not vest upon retirement unless the Executive has completed two years of service after receiving the award. Perquisites/Benefits include a lump sum service award and $1,500 which is an estimate of Fulton's annual cost of Medicare supplement benefits for the Executive.

[12] **Termination Due to Disability.** Following an Executive's "Disability," defined in the Employment Agreements to be a medically determinable physical or medical impairment that is expected to result in death or to last for at least twelve months, and that either renders the Executive unable to engage in any substantial gainful activity or qualifies the Executive for benefits under a Fulton disability plan, the employment of the Executive would terminate automatically, in which event Fulton is not thereafter obligated to make any further payments under the Employment Agreement, other than amounts (including salary, expense reimbursement, etc.) accrued as of the date of such termination, plus an amount equal to at least six months' base salary in effect immediately prior to the date of the Disability. After this six month salary continuation period, for as long as the Executive continues to be disabled, the Executive will continue to receive at least 60% of their base salary until the earlier of the Executive's death or December 31 of the calendar year in which the Executive attains age sixty-five. To the extent it does not duplicate benefits already being provided, an Executive will also receive those benefits customarily provided by Fulton to disabled former employees, which benefits shall include, but are not limited to, life, medical, health, accident insurance and a survivor's income benefit.

[13] Cash amount for all the Executives is six months at full salary and then 60% of salary for next 12 months, and for Mr. Smith, the Cash amount also includes the payment of his Retention Bonus. Equity amount is the value of all restricted stock as of December 31, 2011. Perquisites/Benefits include a monthly estimate of $1,000 for the value of health and benefit expenses paid by Fulton for 18 months.

[14] **Termination Due to Death.** In the event of a termination of employment as a result of an Executive's death, the Executive's dependents, beneficiaries or estate, as the case may be, would receive such survivor's income and other benefits as they may be entitled to under the terms of Fulton's benefit programs, which includes the Survivors Benefit Life Insurance and twice base salary amount plus taxes due as a result of the payment under the Death Benefit Agreement described on page 31.

[15] The Cash amount for all Executives is twice the Executive's 2011 base salary under the Death Benefit Agreement, and for Mr. Smith, the Cash amount also includes the payment of his Retention Bonus. Mr. Nugent is not eligible to receive the Survivors Benefit Life Insurance Payment because he was hired after the plan eligibility date, and the amounts listed under Other are a $250,000 payment for the Survivors Benefit Life Insurance which the other Executives are eligible to receive.

[16] Equity amount is the value of all "in the money" options and restricted stock as of December 31, 2011.

NON-BINDING SAY-ON-PAY RESOLUTION TO APPROVE THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS – PROPOSAL TWO

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2011, or the Dodd-Frank Act, Fulton is providing its shareholders with the opportunity to vote on an advisory (non-binding) resolution at the 2012 Annual Meeting to approve Fulton's executive compensation as described in the Compensation Discussion and Analysis, the tabular disclosures of the Named Executive Officers' compensation ("Compensation Tables"), and other related information in this Proxy Statement. This proposal, commonly known as a "Say-on-Pay" proposal, gives shareholders the opportunity to endorse or not endorse Fulton's Executive pay program. At Fulton's 2011 Annual Meeting, Fulton presented a similar proposal to shareholders and shareholders voted in favor of Fulton's 2011 Say-on-Pay Proposal. However, because the shareholder vote is not binding, the outcome of the 2012 vote or any future vote may not be construed as overruling any decision by Fulton's Board of Directors or HR Committee regarding executive compensation.

In 2011, Fulton submitted to shareholders a non-binding proposal, asking shareholders whether Fulton should submit its Say-on-Pay proposal to shareholders every one, two or three years. This is commonly known as a "Say-When-on-Pay" proposal. The shareholders approved Fulton's recommendation that the Say-on-Pay proposal should be submitted to shareholders on an annual basis. Although Fulton believes that having an annual Say-on-Pay vote is appropriate for 2012, Fulton's HR Committee and Board of Directors will continue to evaluate the frequency of the non-binding Say-on-Pay proposal and might recommend that shareholders approve a different frequency in the future. Under current SEC rules, publicly traded companies are required, no less frequently than once every six years, to provide for a separate shareholder Say-When-on-Pay advisory vote in proxy statements for annual meetings to determine whether the Say-on-Pay vote will occur every one, two or three years.

As further described in the "Compensation Discussion and Analysis" section of this proxy statement starting on page 21 Fulton's executive compensation philosophy and program are intended to achieve three objectives: align interests of the Executives with shareholder interests; link more of the Executives' pay to performance; and attract, motivate and retain executive talent. Fulton's Executive compensation program currently includes a mix of base salary, incentive bonus, equity-based plans, retirement plans, health plans and other benefits. Fulton believes that its compensation program, policies and procedures are reasonable and appropriate and compare favorably with the compensation programs, policies and procedures of its peers.

The Board recommends that shareholders, in a non-binding proposal, vote "FOR" the following resolution:

> **"RESOLVED, that the compensation paid to Fulton's Named Executive Officers, as disclosed in this proxy statement pursuant to Item 402 of SEC Regulation S-K, including the Compensation Discussion and Analysis, the Compensation Tables and any related material contained in the Proxy Statement is hereby APPROVED."**

Approval of the non-binding resolution regarding the compensation of the Named Executive Officers would require that the number of votes cast in favor of the proposal exceed the number of votes cast against it. Abstentions and broker non-votes will not be counted as votes cast and therefore will not affect the determination as to whether the proposal is approved.

Because your vote is advisory, it will not be binding upon Fulton. However, Fulton's HR Committee and Board will take into account the outcome of the vote when considering future Executive compensation arrangements, but no determination has been made as to what action, if any, the HR Committee or Board might take if shareholders do not approve this advisory proposal.

Recommendation of the Board of Directors

The Board of Directors recommends that the shareholders vote <u>FOR</u> the non-binding resolution to approve the compensation of the Named Executive Officers.

RELATIONSHIP WITH INDEPENDENT PUBLIC ACCOUNTANTS

For the year ended December 31, 2011 and December 31, 2010, Fulton engaged KPMG LLP ("KPMG"), independent registered public accountants, to audit Fulton's financial statements. The fees incurred for services rendered by KPMG for the years ended December 31, 2011 and 2010 are summarized in the following table.

	2011	2010
Audit Fees – Annual Audit and Quarterly Reviews[1]	$1,266,720	$1,445,600
Audit Fees – Issuance of Comfort Letters and Consents	7,100	162,760
Audit Fees – Statutory Audit	40,000	52,000
Audit Fees Subtotal	1,313,820	1,660,360
Audit Related Fees	17,680	15,600
Tax Fees	43,700	0
TOTAL	$1,375,200	$1,675,960

(1) Amounts presented for 2011 are based upon the audit engagement letter. Final billings for 2011 may differ.

The appointment of KPMG for the fiscal year ended December 31, 2012 was approved by the Audit Committee of the Board of Directors of Fulton at a meeting on February 22, 2012. Representatives of KPMG are expected to be present at the 2012 Annual Meeting with the opportunity to make a statement and to be available to respond to appropriate questions.

The Audit Committee has carefully considered whether the provision of the non-audit services described above which were performed by KPMG in 2011 and 2010 would be incompatible with maintaining the independence of KPMG in performing its audit services and has determined that, in its judgment, the independence of KPMG has not been compromised.

All fees paid to KPMG in 2011 and 2010 were pre-approved by the Audit Committee. The Audit Committee pre-approves all auditing and permitted non-auditing services, including the fees and terms thereof, to be performed by its independent auditor, subject to the de minimus exceptions for non-auditing services permitted by the Securities Exchange Act of 1934. However, these types of services are approved prior to completion of the services. The Audit Committee may form and delegate authority to subcommittees consisting of one or more members, when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services. Any decisions of such subcommittees to grant pre-approvals are presented to the full Audit Committee for ratification at its next scheduled meeting.

Based on its review and discussion of the audited 2011 financial statements of Fulton with management and KPMG, the Audit Committee recommended to the Board of Directors that the financial statements be included in the Annual Report on Form 10-K for filing with the Securities and Exchange Commission. A copy of the report of the Audit Committee of its findings that resulted from its financial reporting oversight responsibilities is attached as Exhibit A.

RATIFICATION OF INDEPENDENT AUDITOR – PROPOSAL THREE

Fulton's Audit Committee has selected the firm of KPMG to continue as Fulton's independent auditor for the fiscal year ending December 31, 2012. Although shareholder approval of the selection of KPMG is not required by law, the Board of Directors believes that it is advisable to give shareholders an opportunity to ratify this selection as is a common practice with other publicly traded companies. Assuming the presence of a quorum at the Annual Meeting, the affirmative vote of the majority of the votes cast is required to ratify the appointment of KPMG as Fulton's independent auditor for the fiscal year ending December 31, 2012. If Fulton's shareholders at the 2012 Annual Meeting do not approve this proposal, the Audit Committee will consider the results of the shareholder vote on this proposal when selecting an independent auditor for 2013, but no determination has been made as to what action, if any, the Audit Committee would take if shareholders do not ratify the appointment of KPMG.

KPMG has conducted the audit of the financial statements of Fulton and its subsidiaries for the years ended December 31, 2002 through 2011. Representatives of KPMG are expected to be present at the meeting, will be given an opportunity to make a statement if they desire to do so, and will be available to answer appropriate questions from shareholders.

Recommendation of the Board of Directors

The Board of Directors recommends that shareholders vote FOR ratification of the appointment of KPMG LLP as Fulton's independent auditor for the fiscal year ending December 31, 2012.

ADDITIONAL INFORMATION

A copy of the Annual Report of Fulton on Form 10-K as filed with the Securities and Exchange Commission, including financial statements, is available without charge to shareholders upon written request addressed to the Corporate Secretary, Fulton Financial Corporation, P.O. Box 4887, Lancaster, Pennsylvania 17604.

The Fulton Annual Report on Form 10-K for year ended December 31, 2011 and proxy statement are posted and available on Fulton's website at www.fult.com. Copies of the current governance documents and future updates, including but not limited to the Fulton Code of Conduct, Audit Committee Charter, HR Committee Charter, Nominating and Corporate Governance Committee Charter and Fulton's Corporate Governance Guidelines, are also posted and available on Fulton's website at www.fult.com.

Only one proxy statement is being delivered to multiple security holders sharing an address unless Fulton has received contrary instructions from one or more of the security holders. Fulton will promptly deliver, upon written or oral request, a separate copy of the proxy statement to a security holder at a shared address to which a single copy of the document was delivered. Such a request should be made to the Corporate Secretary, Fulton Financial Corporation, P.O. Box 4887, Lancaster, Pennsylvania 17604, (717) 291-2411. Requests to receive a separate mailing for future proxy statements or to limit multiple copies to the same address should be made orally or in writing to the Corporate Secretary at the foregoing address or phone number.

If you would like to reduce the costs incurred by Fulton in mailing proxy material, you can consent to receiving future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please go to www.proxyvote.com and have your proxy card in hand when you access the website, then follow the instructions at www.proxyvote.com to obtain your records and to create an electronic voting instruction form. Follow the instructions for voting by Internet and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

OTHER MATTERS

The Board of Directors of Fulton knows of no matters other than those discussed in this Proxy Statement which will be presented at the 2012 Annual Meeting. However, if any other matters are properly brought before the meeting, any proxy given pursuant to this solicitation will be voted in accordance with the recommendations of the Board of Directors of Fulton.

BY ORDER OF THE BOARD OF DIRECTORS

R. SCOTT SMITH, JR.
Chairman of the Board and
Chief Executive Officer

Lancaster, Pennsylvania
March 28, 2012

EXHIBIT A

REPORT OF AUDIT COMMITTEE

February 29, 2012

To the Board of Directors of Fulton Financial Corporation:

We have reviewed and discussed with management Fulton Financial Corporation's audited financial statements as of, and for the year ended, December 31, 2011.

We have discussed with representatives of KPMG LLP, Fulton Financial Corporation's independent auditor, the matters required to be discussed by the Statement on Auditing Standards No. 61, *The Auditor's Communication with Those Charged with Governance*, as amended, by the Auditing Standards Board of the American Institute of Certified Public Accountants.

We have received and reviewed the written disclosures and the letter from the independent auditor required by the Public Company Accounting Oversight Board ("PCAOB") Ethics and Independence Rule 3526, *Communication with Audit Committees Concerning Independence*, as amended, by the PCAOB, and have discussed with the auditor the auditor's independence.

Based on the reviews and discussions referred to above, we recommend to the Board of Directors that the financial statements referred to above be included in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2011.

George W. Hodges, Chair and Financial Expert
Donald W. Lesher, Jr., Vice Chair
John M. Bond, Jr.
Patrick J. Freer
Willem Kooyker, Financial Expert
Albert Morrison III

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2011,

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 0-10587

FULTON FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

PENNSYLVANIA	**23-2195389**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
One Penn Square, P. O. Box 4887, Lancaster, Pennsylvania	**17604**
(Address of principal executive offices)	**(Zip Code)**

(717) 291-2411
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Common Stock, $2.50 par value	The NASDAQ Stock Market, LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark whether the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting Common Stock held by non-affiliates of the registrant, based on the average bid and asked prices on June 30, 2011, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $2.1 billion. The number of shares of the registrant's Common Stock outstanding on January 31, 2012 was 200,303,000.

Portions of the Definitive Proxy Statement of the Registrant for the Annual Meeting of Shareholders to be held on April 30, 2012 are incorporated by reference in Part III.

TABLE OF CONTENTS

PART I

Item 1. Business

General

Fulton Financial Corporation (the Corporation) was incorporated under the laws of Pennsylvania on February 8, 1982 and became a bank holding company through the acquisition of all of the outstanding stock of Fulton Bank on June 30, 1982. In 2000, the Corporation became a financial holding company as defined in the Gramm-Leach-Bliley Act (GLB Act), which allowed the Corporation to expand its financial services activities under its holding company structure (See "Competition" and "Supervision and Regulation"). The Corporation directly owns 100% of the common stock of six community banks and eleven non-bank entities. As of December 31, 2011, the Corporation had approximately 3,530 full-time equivalent employees.

The common stock of Fulton Financial Corporation is listed for quotation on the Global Select Market of The NASDAQ Stock Market under the symbol FULT. The Corporation's internet address is www.fult.com. Electronic copies of the Corporation's 2011 Annual Report on Form 10-K are available free of charge by visiting "Investor Relations" at www.fult.com. Electronic copies of quarterly reports on Form 10-Q and current reports on Form 8-K are also available at this internet address. These reports are posted as soon as reasonably practicable after they are electronically filed with the Securities and Exchange Commission (SEC).

Bank and Financial Services Subsidiaries

The Corporation's six subsidiary banks are located primarily in suburban or semi-rural geographical markets throughout a five-state region (Pennsylvania, Delaware, Maryland, New Jersey and Virginia). Each of these banking subsidiaries delivers financial services in a highly personalized, community-oriented style, and many decisions are made by the local management team in each market. Where appropriate, operations are centralized through common platforms and back-office functions.

From time to time, in some markets and in certain circumstances, merging subsidiary banks allows the Corporation to leverage one bank's stronger brand recognition over a larger market. It also enables the Corporation to create operating and marketing efficiencies and avoid direct competition between two or more subsidiary banks. For example, in October 2011, the former Skylands Community Bank subsidiary consolidated with the former The Bank subsidiary to become Fulton Bank of New Jersey. In 2010, the former Delaware National Bank subsidiary consolidated into Fulton Bank, N.A.

The Corporation's subsidiary banks are located in areas that are home to a wide range of manufacturing, distribution, health care and other service companies. The Corporation and its banks are not dependent upon one or a few customers or any one industry, and the loss of any single customer or a few customers would not have a material adverse impact on any of the subsidiary banks.

Each of the subsidiary banks offers a full range of consumer and commercial banking products and services in its local market area. Personal banking services include various checking account and savings deposit products, certificates of deposit and individual retirement accounts. The subsidiary banks offer a variety of consumer lending products to creditworthy customers in their market areas. Secured consumer loan products include home equity loans and lines of credit, which are underwritten based on loan-to-value limits specified in the Corporation's lending policy. Subsidiary banks also offer a variety of fixed and variable-rate products, including construction loans and jumbo loans. Residential mortgages are offered through Fulton Mortgage Company, which operates as a division of each subsidiary bank. Consumer loan products also include automobile loans, automobile and equipment leases, personal lines of credit, credit cards and checking account overdraft protection.

Commercial banking services are provided to small and medium sized businesses (generally with sales of less than $100 million) in the subsidiary banks' market areas. The maximum total lending commitment to an individual borrower was $33.0 million as of December 31, 2011, which is below the Corporation's regulatory lending limit. Commercial lending options include commercial, financial, agricultural and real estate loans. Floating, adjustable and fixed rate loans are provided, with floating and adjustable rate loans generally tied to an index such as the Prime Rate or the London Interbank Offered Rate. The Corporation's commercial lending policy encourages relationship banking and provides strict guidelines related to customer creditworthiness and collateral requirements. In addition, equipment leasing, credit cards, letters of credit, cash management services and traditional deposit products are offered to commercial customers.

The Corporation also offers investment management, trust, brokerage, insurance and investment advisory services to consumer and commercial banking customers in the market areas serviced by the subsidiary banks.

The Corporation's subsidiary banks deliver their products and services through traditional branch banking, with a network of full service branch offices. Electronic delivery channels include a network of automated teller machines, telephone banking and online banking. The variety of available delivery channels allows customers to access their account information and perform certain transactions, such as transferring funds and paying bills, at virtually any hour of the day.

The following table provides certain information for the Corporation's banking subsidiaries as of December 31, 2011.

Subsidiary	Main Office Location	Total Assets	Total Deposits	Branches (1)
		(dollars in millions)		
Fulton Bank, N.A.	Lancaster, PA	$ 9,015	$ 6,695	118
Fulton Bank of New Jersey	Mt. Laurel, NJ	3,414	2,812	71
The Columbia Bank	Columbia, MD	2,001	1,528	40
Lafayette Ambassador Bank	Easton, PA	1,453	1,078	23
FNB Bank, N.A.	Danville, PA	387	306	8
Swineford National Bank	Middleburg, PA	290	238	7
				267

(1) Remote service facilities (mainly stand-alone automated teller machines) are excluded. See additional information in "Item 2. Properties."

Non-Bank Subsidiaries

The Corporation owns 100% of the common stock of six non-bank subsidiaries which are consolidated for financial reporting purposes: (i) Fulton Reinsurance Company, LTD, which engages in the business of reinsuring credit life and accident and health insurance directly related to extensions of credit by the banking subsidiaries of the Corporation; (ii) Fulton Financial Realty Company, which holds title to or leases certain properties upon which Corporation branch offices and other facilities are located; (iii) Central Pennsylvania Financial Corp., which owns certain limited partnership interests in partnerships invested primarily in low and moderate income housing projects; (iv) FFC Management, Inc., which owns certain investment securities and other passive investments; (v) FFC Penn Square, Inc., which owns trust preferred securities issued by a subsidiary of Fulton Bank, N.A; and (vi) Fulton Insurance Services Group, Inc., which engages in the sale of various life insurance products.

The Corporation owns 100% of the common stock of five non-bank subsidiaries which are not consolidated for financial reporting purposes. The following table provides information for these non-bank subsidiaries, whose sole assets consist of junior subordinated deferrable interest debentures issued by the Corporation, as of December 31, 2011 (dollars in thousands):

Subsidiary	State of Incorporation	Total Assets
Fulton Capital Trust I	Pennsylvania	$ 154,640
SVB Bald Eagle Statutory Trust I (1)	Connecticut	4,124
Columbia Bancorp Statutory Trust	Delaware	6,186
Columbia Bancorp Statutory Trust II	Delaware	4,124
Columbia Bancorp Statutory Trust III	Delaware	6,186

(1) Redeemed on January 31, 2012.

Competition

The banking and financial services industries are highly competitive. Within its geographical region, the Corporation's subsidiaries face direct competition from other commercial banks, varying in size from local community banks to larger regional and national banks, credit unions and non-bank entities. With the growth in electronic commerce and distribution channels, the banks also face competition from financial institutions that do not have a physical presence in the Corporation's geographical markets.

The industry is also highly competitive due to the GLB Act. Under the GLB Act, banks, insurance companies or securities firms may affiliate under a financial holding company structure, allowing expansion into non-banking financial services activities that were previously restricted. These include a full range of banking, securities and insurance activities, including securities and insurance underwriting, issuing and selling annuities and merchant banking activities. While the Corporation does not currently engage in all of these activities, the ability to do so without separate approval from the Federal Reserve Board (FRB) enhances the ability of the Corporation – and financial holding companies in general – to compete more effectively in all areas of financial services.

As a result of the GLB Act, there is a great deal of competition for customers that were traditionally served by the banking industry. While the GLB Act increased competition, it also provided opportunities for the Corporation to expand its financial services offerings. The Corporation competes through the variety of products that it offers and the quality of service that it provides to its customers. However, there is no guarantee that these efforts will insulate the Corporation from competitive pressure, which could impact its pricing decisions for loans, deposits and other services and could ultimately impact financial results.

Market Share

Although there are many ways to assess the size and strength of banks, deposit market share continues to be an important industry statistic. This publicly available information is compiled, as of June 30 of each year, by the Federal Deposit Insurance Corporation (FDIC). The Corporation's banks maintain branch offices in 53 counties across five states. In 11 of these counties, the Corporation ranked in the top three in deposit market share (based on deposits as of June 30, 2011). The following table summarizes information about the counties in which the Corporation has branch offices and its market position in each county.

				No. of Financial Institutions		Deposit Market Share (June 30, 2011)	
County	State	Population (2011 Est.)	Banking Subsidiary	Banks/ Thrifts	Credit Unions	Rank	%
Lancaster	PA	517,000	Fulton Bank, N.A.	18	15	2	22.7%
Berks	PA	414,000	Fulton Bank, N.A.	21	13	7	4.4%
Bucks	PA	633,000	Fulton Bank, N.A.	36	22	17	2.0%
Centre	PA	148,000	Fulton Bank, N.A.	17	4	15	1.7%
Chester	PA	511,000	Fulton Bank, N.A.	39	9	12	2.6%
Columbia	PA	66,000	FNB Bank, N.A.	6	2	5	4.8%
Cumberland	PA	237,000	Fulton Bank, N.A.	19	7	14	1.7%
Dauphin	PA	262,000	Fulton Bank, N.A.	18	11	6	4.3%
Delaware	PA	563,000	Fulton Bank, N.A.	41	17	35	0.2%
Lebanon	PA	133,000	Fulton Bank, N.A.	11	6	1	31.2%
Lehigh	PA	350,000	Lafayette Ambassador Bank	22	15	10	3.6%
Lycoming	PA	117,000	FNB Bank, N.A.	11	11	14	1.0%
Montgomery	PA	791,000	Fulton Bank, N.A.	48	35	25	0.5%
Montour	PA	18,000	FNB Bank, N.A.	4	3	2	29.5%
Northampton	PA	305,000	Lafayette Ambassador Bank	17	13	3	14.3%
Northumberland	PA	92,000	Swineford National Bank	18	4	14	1.5%
			FNB Bank, N.A.			7	4.9%
Schuylkill	PA	148,000	Fulton Bank, N.A.	20	3	9	3.9%
Snyder	PA	39,000	Swineford National Bank	8	1	1	30.3%
Union	PA	44,000	Swineford National Bank	8	3	6	6.1%
York	PA	438,000	Fulton Bank, N.A.	17	16	4	10.7%
New Castle	DE	543,000	Fulton Bank, N.A.	36	24	23	0.3%
Sussex	DE	199,000	Fulton Bank, N.A.	14	5	5	7.0%
Anne Arundel	MD	532,000	The Columbia Bank	32	14	31	0.1%
Baltimore	MD	801,000	The Columbia Bank	54	34	25	0.7%
Baltimore City	MD	642,000	The Columbia Bank	37	19	31	0.3%
Cecil	MD	103,000	The Columbia Bank	7	4	3	11.6%
Frederick	MD	233,000	The Columbia Bank	18	5	17	0.7%
Howard	MD	290,000	The Columbia Bank	20	6	3	10.9%
Montgomery	MD	999,000	The Columbia Bank	38	38	2	19.7%
Prince George's	MD	845,000	The Columbia Bank	21	27	33	0.2%
Washington	MD	149,000	The Columbia Bank	13	5	17	1.1%
Atlantic	NJ	276,000	Fulton Bank of New Jersey	16	7	13	1.4%
Burlington	NJ	450,000	Fulton Bank of New Jersey	22	15	19	0.6%
Camden	NJ	523,000	Fulton Bank of New Jersey	20	10	11	2.1%
Cumberland	NJ	161,000	Fulton Bank of New Jersey	12	5	11	2.1%
Gloucester	NJ	296,000	Fulton Bank of New Jersey	23	6	2	13.2%

				No. of Financial Institutions		Deposit Market Share (June 30, 2011)	
County	State	Population (2011 Est.)	Banking Subsidiary	Banks/ Thrifts	Credit Unions	Rank	%
Hunterdon	NJ	132,000	Fulton Bank of New Jersey	15	7	12	3.0%
Mercer	NJ	371,000	Fulton Bank of New Jersey	26	24	20	1.2%
Middlesex	NJ	803,000	Fulton Bank of New Jersey	47	33	28	0.4%
Monmouth	NJ	651,000	Fulton Bank of New Jersey	26	13	25	0.6%
Morris	NJ	494,000	Fulton Bank of New Jersey	31	19	17	1.1%
Ocean	NJ	585,000	Fulton Bank of New Jersey	23	8	17	0.7%
Salem	NJ	67,000	Fulton Bank of New Jersey	8	5	1	27.2%
Somerset	NJ	334,000	Fulton Bank of New Jersey	28	13	8	2.5%
Sussex	NJ	152,000	Fulton Bank of New Jersey	12	1	11	0.7%
Warren	NJ	111,000	Fulton Bank of New Jersey	13	4	3	11.0%
Chesapeake	VA	226,000	Fulton Bank, N.A.	13	11	11	1.9%
Fairfax	VA	1,059,000	Fulton Bank, N.A.	40	32	39	0.1%
Henrico	VA	304,000	Fulton Bank, N.A.	23	18	20	0.1%
Manassas	VA	37,000	Fulton Bank, N.A.	15	4	11	1.3%
Newport News	VA	190,000	Fulton Bank, N.A.	12	9	14	0.6%
Richmond City	VA	204,000	Fulton Bank, N.A.	16	13	17	0.2%
Virginia Beach	VA	439,000	Fulton Bank, N.A.	16	13	11	1.9%

Supervision and Regulation

The Corporation operates in an industry that is subject to various laws and regulations that are enforced by a number of federal and state agencies. Changes in these laws and regulations, including interpretation and enforcement activities, could impact the cost of operating in the financial services industry, limit or expand permissible activities or affect competition among banks and other financial institutions.

The following discussion summarizes the current regulatory environment for financial holding companies and banks, including a summary of the more significant laws and regulations.

Regulators – The Corporation is a registered financial holding company, and its subsidiary banks are depository institutions whose deposits are insured by the FDIC. The Corporation and its subsidiaries are subject to various regulations and examinations by regulatory authorities. The following table summarizes the charter types and primary regulators for each of the Corporation's subsidiary banks.

Subsidiary	Charter	Primary Regulator
Fulton Bank, N.A.	National	OCC
Fulton Bank of New Jersey	NJ	NJ/FDIC
The Columbia Bank	MD	MD/FDIC
Lafayette Ambassador Bank	PA	PA/FRB
FNB Bank, N.A.	National	OCC
Swineford National Bank	National	OCC
Fulton Financial (Parent Company)	N/A	FRB

OCC - Office of the Comptroller of the Currency.

Federal statutes that apply to the Corporation and its subsidiaries include the GLB Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act), the Bank Holding Company Act (BHCA), the Federal Reserve Act and the Federal Deposit Insurance Act, among others. In general, these statutes and related interpretations establish the eligible business activities of the Corporation, certain acquisition and merger restrictions, limitations on intercompany transactions, such as loans and dividends, and capital adequacy requirements, among other statutes and regulations.

The Corporation is subject to regulation and examination by the FRB, and is required to file periodic reports and to provide additional information that the FRB may require. In addition, the FRB must approve certain proposed changes in organizational structure or other business activities before they occur. The BHCA imposes certain restrictions upon the Corporation regarding the acquisition of substantially all of the assets of or direct or indirect ownership or control of any bank for which it is not already the majority owner.

Regulatory Reforms – The Dodd-Frank Act was enacted in July 2010 and implemented significant financial regulatory reform. The scope of the Dodd-Frank Act impacts many aspects of the financial services industry, and it requires the development and adoption of many regulations, many of which have not yet been issued. The effects of the Dodd-Frank Act on the financial services industry will depend, in large part, upon the extent to which regulators exercise the authority granted to them under the Dodd-Frank Act and the approaches taken in implementing regulations. The Corporation has established a cross-functional team of senior officers that is responsible for monitoring the ongoing implementation of the Dodd-Frank Act and for advising management of the potential impact of the various provisions of the Dodd-Frank Act on the Corporation's business and operations.

The following is a listing of significant provisions of the Dodd-Frank Act, and, if applicable, the resulting regulatory rules adopted, that have, or will, most directly affect the Corporation and its subsidiaries:

- Federal deposit insurance – On April 1, 2011, the FDIC's revised deposit insurance assessment base changed from total domestic deposits to average total assets, minus average tangible equity. In addition, the Dodd-Frank Act created a two scorecard system, one for large depository institutions that have more than $10 billion in assets and another for highly complex institutions that have over $50 billion in assets. See details under the heading "Federal Deposit Insurance" below.

- Debit card interchange fees – In June 2011, the FRB adopted regulations which became effective on October 1, 2011 and set maximum permissible interchange fees issuers can receive or charge on debit card transactions. During the fourth quarter of 2011, debit card income decreased $2.4 million, or 51.9%, compared to the third quarter of 2011.

- Interest on demand deposits – Beginning in July 2011, depository institutions were no longer prohibited from paying interest on business transaction and other accounts.

- Incentive compensation – As required by the Dodd-Frank Act, a joint interagency proposed regulation was issued in April 2011. The proposed rule would require the reporting of incentive-based compensation arrangements by a covered financial institution and prohibit incentive-based compensation arrangements at a covered financial institution that provide excessive compensation or that could expose the institution to inappropriate risks that could lead to material financial loss. The proposed rule, if adopted as currently proposed, could limit the manner in which the Corporation structures incentive compensation for its executives.

- Stress testing – In June 2011, the banking agencies issued proposed guidance which described the manner in which stress testing should be employed as an integral component of risk management and as a component of capital and liquidity planning by certain banking organizations. Specifically, this proposed guidance would apply to banking organizations, including the Corporation, with total consolidated assets of more than $10 billion and sets forth expectations that those banking organizations will conduct both regular periodic stress tests and ad hoc stress tests in response to emerging risks.

In addition to the above provisions, the Dodd-Frank Act also requires regulatory agencies to adopt the following other significant rules, that because of its business practices and size, are not likely to impact the Corporation, as follows:

- The Dodd-Frank Act created the Consumer Financial Protection Bureau (CFPB). Effective July 21, 2011, the CFPB became responsible for administering and enforcing numerous federal consumer financial laws enumerated in the Dodd-Frank Act. The Dodd-Frank Act also provided that for banks with total assets of more than $10 billion, the CFPB would have exclusive or primary authority to examine those banks for, and enforce compliance with the federal consumer financial laws. As of December 31, 2011, none of the Corporation's subsidiary banks had total assets of more than $10 billion.

- Comprehensive Capital Analysis and Review Rules (CCAR Rules) – In November 2011, the FRB adopted rules requiring bank holding companies with total consolidated assets of $50 billion or more to submit annual capital plans to the FRB. The payment of dividends and the repurchase of stock may only be permitted under capital plans approved by the FRB. Based on its current asset size of $16.4 billion, the Corporation is well below the $50 billion threshold which would require compliance with the proposed CCAR Rules. However, while these rules would not be applicable to the Corporation, regulators could evaluate whether proposed dividend payments or stock repurchases by the Corporation represent unsafe or unsound practices in the future.

- Volcker Rule – As required by the Dodd-Frank Act, a joint interagency proposed regulation was issued in October 2011 that prohibits a banking entity and nonbank financial company supervised by the FRB from engaging in proprietary trading or having certain interests in, or relationships with, a hedge fund or private equity fund. The Corporation believes that it does not currently engage in the activities or have any interests or relationships, as defined in the proposed regulation, which are prohibited. However, the proposed regulation, if adopted, would place further compliance burdens on the Corporation to develop policies and procedures that ensure the Corporation, on an ongoing basis, does not engage in any activities or relationships which are prohibited.

Capital Requirements – There are a number of restrictions on financial and bank holding companies and FDIC-insured depository subsidiaries that are designed to minimize potential loss to depositors and the FDIC insurance funds. If an FDIC-insured depository subsidiary is "undercapitalized," the bank holding company is required to ensure (subject to certain limits) the subsidiary's compliance with the terms of any capital restoration plan filed with its appropriate banking agency. Also, a bank holding company is required to serve as a source of financial strength to its depository institution subsidiaries and to commit resources to support such institutions in circumstances where it might not do so absent such policy. Under the BHCA, the FRB has the authority to require a bank holding company to terminate any activity or to relinquish control of a non-bank subsidiary upon the FRB's determination that such activity or control constitutes a serious risk to the financial soundness and stability of a depository institution subsidiary of the bank holding company.

Bank holding companies are required to comply with the FRB's risk-based capital guidelines that require a minimum ratio of total capital to risk-weighted assets of 8%. At least half of the total capital is required to be Tier 1 capital. In addition to the risk-based capital guidelines, the FRB has adopted a minimum leverage capital ratio under which a bank holding company must maintain a level of Tier 1 capital to average total consolidated assets of at least 3% in the case of a bank holding company which has the highest regulatory examination rating and is not contemplating significant growth or expansion. For all other bank holding companies, the minimum ratio of Tier 1 capital to total assets is 4%. Banking organizations with supervisory, financial, operational, or managerial weaknesses, as well as organizations that are anticipating or experiencing significant growth, are expected to maintain capital ratios well above the minimum levels. Moreover, higher capital ratios may be required for any bank holding company if warranted by its particular circumstances or risk profile. In all cases, bank holding companies should hold capital commensurate with the level and nature of the risks, including the volume and severity of problem loans, to which they are exposed.

In addition, although U.S. banking regulators have not yet proposed implementing regulations, the framework for strengthening international capital and liquidity regulations adopted by The Basel Committee on Banking Supervision (Basel) in December 2010 is expected to impose new minimum capital requirements for domestic banks, including the Corporation's banking subsidiaries, beginning January 1, 2013. For additional discussion of the anticipated new Basel minimum capital requirements, see Part II - Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the heading "Shareholder's Equity."

Loans and Dividends from Subsidiary Banks – There are also various restrictions on the extent to which the Corporation and its non-bank subsidiaries can receive loans from its banking subsidiaries. In general, these restrictions require that such loans be secured by designated amounts of specified collateral and are limited, as to any one of the Corporation or its non-bank subsidiaries, to 10% of the lending bank's regulatory capital (20% in the aggregate to all such entities).

The Corporation is also limited in the amount of dividends that it may receive from its subsidiary banks. Dividend limitations vary, depending on the subsidiary bank's charter and whether or not it is a member of the Federal Reserve System. Generally, subsidiaries are prohibited from paying dividends when doing so would cause them to fall below the regulatory minimum capital levels. Additionally, limits may exist on paying dividends in excess of net income for specified periods. See "Note J – Regulatory Matters" in the Notes to Consolidated Financial Statements for additional information regarding regulatory capital and dividend and loan limitations.

Federal Deposit Insurance – Substantially all of the deposits of the Corporation's subsidiary banks are insured up to the applicable limits by the Deposit Insurance Fund (DIF) of the FDIC, generally up to $250,000 per insured depositor. The Corporation's subsidiary banks are subject to deposit insurance assessments to maintain the DIF.

The subsidiary banks pay deposit insurance premiums based on assessment rates established by the FDIC. The FDIC has established a risk-based assessment system under which institutions are classified and pay premiums according to their perceived risk to the Federal deposit insurance funds. The FDIC is not required to charge deposit insurance premiums when the ratio of deposit insurance reserves to insured deposits is maintained above specified levels.

In May 2009, the FDIC levied a special assessment applicable to all insured depository institutions totaling 5 basis points of each institution's total assets less Tier 1 capital as of June 30, 2009, resulting in a pre-tax charge of $7.7 million for the Corporation. In November 2009, the FDIC issued a ruling requiring insured depository institutions to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011 and 2012. As of December 31, 2011, the balance of prepaid FDIC assessments included in other assets on the Corporation's consolidated balance sheet was $34.6 million.

In October 2010, as required by the Dodd-Frank Act, the FDIC adopted a DIF restoration plan to ensure a 1.35% fund reserve ratio by September 30, 2020. On at least a semi-annual basis, the FDIC will determine if a future adjustment of assessment rates will be needed based on its income and loss projections for the DIF. In November 2010, the FDIC issued a ruling which, effective December 31, 2010, provides unlimited coverage for non-interest bearing transaction accounts until December 31, 2012.

On April 1, 2011, as required by the Dodd-Frank Act, the deposit insurance assessment base changed from total domestic deposits to average total assets, minus average tangible equity. In addition, the FDIC also created a two scorecard system, one for large depository institutions that have $10 billion or more in assets and another for highly complex institutions that have $50 billion or more in assets. As of December 31, 2011, none of the Corporation's individual subsidiary banks had assets of $10 billion or more and would, therefore, not meet the classification of large depository institutions.

USA Patriot Act – Anti-terrorism legislation enacted under the USA Patriot Act of 2001 (Patriot Act) expanded the scope of anti-money laundering laws and regulations and imposed significant new compliance obligations for financial institutions, including the Corporation's subsidiary banks. These regulations include obligations to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing.

Failure to comply with the Patriot Act's requirements could have serious legal, financial and reputational consequences. The Corporation has adopted appropriate policies, procedures and controls to address compliance with the Patriot Act and will continue to revise and update its policies, procedures and controls to reflect required changes.

Sarbanes-Oxley Act of 2002 – The Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley), which was signed into law in July 2002, impacts all companies with securities registered under the Securities Exchange Act of 1934, including the Corporation. Sarbanes-Oxley created new requirements in the areas of corporate governance and financial disclosure including, among other things, (i) increased responsibility for Chief Executive Officers and Chief Financial Officers with respect to the content of filings with the SEC; (ii) enhanced requirements for audit committees, including independence and disclosure of expertise; (iii) enhanced requirements for auditor independence and the types of non-audit services that auditors can provide; (iv) accelerated filing requirements for SEC reports; (v) disclosure of a code of ethics; (vi) increased disclosure and reporting obligations for companies, their directors and their executive officers; and (vii) new and increased civil and criminal penalties for violations of securities laws. Many of the provisions became effective immediately, while others became effective as a result of rulemaking procedures delegated by Sarbanes-Oxley to the SEC.

Section 404 of Sarbanes-Oxley requires management to issue a report on the effectiveness of its internal controls over financial reporting. In addition, the Corporation's independent registered public accountants are required to issue an opinion on the effectiveness of the Corporation's internal control over financial reporting. These reports can be found in Item 8, "Financial Statements and Supplementary Data." Certifications of the Chief Executive Officer and the Chief Financial Officer as required by Sarbanes-Oxley and the resulting SEC rules can be found in the "Signatures" and "Exhibits" sections.

Executive Officers

As of December 31, 2011, the executive officers of the Corporation are as follows:

Name	Age	Office Held and Term of Office
R. Scott Smith, Jr.	64	Chairman of the Board and Chief Executive Officer of Fulton Financial Corporation since December 2008; Chairman of the Board, President and Chief Executive Officer of Fulton Financial Corporation from January 2006 to December 2008; President and Chief Operating Officer of Fulton Financial Corporation from 2001 to 2005; and Executive Vice President of Fulton Financial Corporation and Chairman, President and Chief Executive Officer of Fulton Bank from 1998 to 2001.
E. Philip Wenger	54	President and Chief Operating Officer of Fulton Financial Corporation since December 2008; Senior Executive Vice President of Fulton Financial Corporation from January 2006 to December 2008 and Chairman of Fulton Bank from October 2006 to February 2009; Chief Executive Officer of Fulton Bank from January 2006 to October 2006; President and Chief Operating Officer of Fulton Bank from 2003 to 2006; and Senior Executive Vice President of the Lancaster, York and Chester County Divisions of Fulton Bank from 2001 to 2003.
Charles J. Nugent	63	Senior Executive Vice President and Chief Financial Officer of Fulton Financial Corporation since January 2001; and Executive Vice President and Chief Financial Officer of Fulton Financial Corporation from 1992 to 2001.
James E. Shreiner	62	Senior Executive Vice President of Fulton Financial Corporation since January 2006; and Executive Vice President of Fulton Financial Corporation and Executive Vice President of Fulton Bank from 2000 to 2005. Mr. Shreiner serves as the Corporation's Senior Risk Officer.
Craig A. Roda	55	Senior Executive Vice President of Fulton Financial Corporation since July 2011; and Chairman and Chief Executive Officer of Fulton Bank, N.A., since February 2009. Chief Executive Officer and President of Fulton Bank, N.A. from 2006 to 2009.
Craig H. Hill	56	Senior Executive Vice President of Fulton Financial Corporation since January 2006 and Executive Vice President/Director of Human Resources from 1999 through 2005. Mr. Hill serves as the Corporation's Senior Human Resources Officer.

Item 1A. Risk Factors

An investment in the Corporation's common stock involves certain risks, including, among others, the risks described below. In addition to the other information contained in this report, you should carefully consider the following risk factors.

While there have been recent indications that economic conditions are improving, the Corporation continues to operate in a difficult business environment.

From December 2007 through June 2009, the U.S. economy was in a recession. Business activity across a wide range of industries and regions in the United States was greatly reduced. Although economic conditions have begun to improve, the improvement has been sluggish and limited in scope. There can be no assurance that this improvement will continue and certain sectors, such as real estate and manufacturing, remain weak and unemployment remains high. Some state and local governments and many businesses are still experiencing serious financial difficulty.

The current challenges affecting the Corporation, some of which are addressed in more detail below, include the following:

- Low market interest rates, which have been projected by many to continue for some time, have pressured net interest margins as interest-earning assets, such as loans and investments, have been reinvested or repriced at lower rates. Banks are also reluctant to invest in longer-term assets at historically low interest rates;
- Loan demand remains sluggish as consumers continue to reduce debt levels and increase savings and many businesses are reluctant to expand their operations. Confidence levels of both individuals and businesses in the economy appear to be improving but their confidence remains fragile;
- The time and expense associated with regulatory compliance and risk management efforts continues to increase. Thus, balancing the need to address regulatory changes and the desire to enhance shareholder value has become more challenging than it has been in the past;
- Bank regulators are scrutinizing banks through longer and more extensive bank examinations in both the safety and

soundness and compliance areas. In addition, both regulators and banks are being challenged with keeping up with the sweeping changes mandated by the Dodd-Frank Act;

- The reputation of, and public confidence in, the banking industry appears to have suffered as a result of continuing criticisms of the industry by politicians and the media. In many cases, these criticisms have not differentiated community banking organizations, such as the Corporation, from larger, more diverse organizations that engaged in certain practices that many observers believe helped contribute to the recent difficulties in the financial markets and the economy generally;
- The bank regulatory agencies have been challenged in implementing many of the regulations mandated by the Dodd Frank Act on the timelines contemplated by such legislation, resulting in a lack of clear regulatory guidance to banks. The resulting uncertainty has caused banks to take a cautious approach to business initiatives and planning;
- Beginning in October 2011, fee income has been adversely impacted by regulatory changes that have reduced debit card interchange revenue;
- Merger and acquisition activity has been restrained due to factors such as market volatility, lower market prices of the stock of potential buyers, lingering credit concerns, regulatory uncertainty and a disparity in price expectations between potential buyers and potential sellers. As a result, supplementing internal growth through acquisitions has been more difficult; and
- Concerns about the European Union sovereign debt crisis have caused uncertainty for financial markets globally.

Difficult conditions in the economy and the capital markets may materially adversely affect the Corporation's business and results of operations.

The Corporation's results of operations and financial condition are affected by conditions in the capital markets and the economy generally. The Corporation's financial performance is highly dependent upon on the business environment in the markets where the Corporation operates and in the United States as a whole. The business environment impacts the ability of borrowers to pay interest on and repay principal of outstanding loans and the value of collateral securing those loans, as well as demand for loans and other products and services the Corporation offers. A favorable business environment is generally characterized by, among other factors, economic growth, efficient capital markets, low inflation, low unemployment, high business and investor confidence, and strong business earnings. Unfavorable or uncertain economic and market conditions can be caused by declines in economic growth, business activity or investor or business confidence, limitations on the availability or increases in the cost of credit and capital, increases in inflation or interest rates, high unemployment, natural disasters or a combination of these or other factors.

Included among the potential adverse effects of economic downturns on the Corporation are the following:

- ***Economic downturns and the composition of the Corporation's loan portfolio could impact the level of loan charge-offs and the provision for credit losses and may affect the Corporation's net income.*** National, regional and local economic conditions can impact the Corporation's loan portfolio. For example, an increase in unemployment, a decrease in real estate values or increases in interest rates, as well as other factors, could weaken the economies of the communities the Corporation serves. Weakness in the market areas served by the Corporation may depress the Corporation's earnings and consequently its financial condition because:
    - borrowers may not be able to repay their loans;
    - the value of the collateral securing the Corporation's loans to borrowers may decline; and
    - the quality of the Corporation's loan portfolio may decline.

  Any of these scenarios could require the Corporation to increase its provision for credit losses, which would negatively impact its results of operations and could result in charge-offs of a higher percentage of its loans.

  Approximately $5.2 billion, or 43.6%, of the Corporation's loan portfolio was in commercial mortgage and construction loans at December 31, 2011. The Corporation did not have a concentration of credit risk with any single borrower, industry or geographical location. However, the performance of real estate markets and the weak economic conditions in general may adversely impact the performance of these loans.

  In 2011, the Corporation's provision for credit losses was $135.0 million. While the Corporation believes that its allowance for credit losses as of December 31, 2011 is sufficient to cover losses inherent in the loan portfolio on that date, the Corporation may be required to increase its provision for credit losses due to changes in the risk characteristics of the loan portfolio, thereby negatively impacting its results of operations.

- ***Economic downturns or a protracted low-growth environment, particularly when these conditions affect the Corporation's geographic market areas, could reduce the demand for the Corporation's financial products, such as loans and deposits.*** The Corporation's success depends significantly upon the growth in population, employment and income levels, deposits, loans and housing starts in its geographic markets. Unlike large, national institutions, the

Corporation is not able to spread the risks of unfavorable local economic conditions across a large number of diversified economies and geographic locations. If the communities in which the Corporation operates do not grow, or if prevailing economic conditions locally or nationally are unfavorable, its business could be adversely affected. In addition, increased market competition in a lower demand environment could adversely affect the profit potential of the Corporation; for example, in order to remain competitive, the Corporation may be required to offer interest rates on loans and deposits that might not be offered in different business conditions.

- ***Negative developments in the financial industry and the credit markets may subject the Corporation to additional regulation.*** The Corporation and its subsidiaries are subject to regulation and examinations by various regulatory authorities. Negative developments in the financial industry and the domestic and international credit markets, and the impact of legislation in response to those developments, may negatively impact the Corporation's operations and financial condition. The potential exists for new federal or state regulations regarding lending and funding practices, capital requirements, deposit insurance premiums, other bank-focused special assessments and liquidity standards. Bank regulatory agencies have been active in responding to concerns and trends identified in examinations, which may result in the issuance of formal enforcement orders.

Changes in interest rates may have an adverse effect on the Corporation's net income.

The Corporation is affected by fiscal and monetary policies of the federal government, including those of the Federal Reserve Board, which regulates the national money supply and engages in other lending and investment activities in order to manage recessionary and inflationary pressures. Among the techniques available to the Federal Reserve Board are engaging in open market transactions of U.S. Government securities, changing the discount rate and changing reserve requirements against bank deposits. The use of these techniques may also affect interest rates charged on loans and paid on deposits.

Net interest income is the most significant component of the Corporation's net income, accounting for approximately 76% of total revenues in 2011. The narrowing of interest rate spreads, the difference between interest rates earned on loans and investments and interest rates paid on deposits and borrowings, could adversely affect the Corporation's net interest income and financial condition. Regional and local economic conditions, as well as fiscal and monetary policies of the federal government, including those of the Federal Reserve Board, may affect prevailing interest rates. The Corporation cannot predict or control changes in interest rates.

Price fluctuations in securities markets, as well as other market events, such as a disruption in credit and other markets and the abnormal functioning of markets for securities, could have an impact on the Corporation's results of operations.

As of December 31, 2011, the Corporation's equity investments consisted of Federal Home Loan Bank and Federal Reserve Bank stock ($82.5 million), common stocks of publicly traded financial institutions ($27.9 million), and other equity investments ($6.7 million). The value of the securities in the Corporation's equity portfolio may be affected by a number of factors, including factors that impact the performance of the U.S. securities market in general and specific risks associated with the financial institution sector. General economic conditions and uncertainty surrounding the financial institution sector as a whole has impacted the value of these securities. Declines in bank stock values, in general, as well as deterioration in the performance of specific banks, could result in additional other-than-temporary impairment charges.

As of December 31, 2011, the Corporation had $120.8 million of corporate debt securities issued by financial institutions. As with stocks of financial institutions, continued declines in the values of these securities, combined with adverse changes in the expected cash flows from these investments, could result in additional other-than-temporary impairment charges. Included in corporate debt securities as of December 31, 2011 were $5.1 million in pooled trust preferred securities. Further deterioration in the ability of banks within pooled trust preferred holdings to make contractual debt payments could result in an adverse impact on the credit-related valuation portion of these securities.

As of December 31, 2011, the Corporation had $322.0 million of municipal securities issued by various municipalities in its investment portfolio. Ongoing uncertainty with respect to the financial viability of municipal insurers places much greater emphasis on the underlying strength of issuers. Increasing pressure on local tax revenues of issuers due to adverse economic conditions could also have a negative impact on the underlying credit quality of issuers. The Corporation evaluates existing and potential holdings primarily on the underlying credit-worthiness of the issuing municipality and then, to a lesser extent, on the credit enhancement corresponding to the individual issuance. As of December 31, 2011, approximately 94% of municipal securities were supported by the general obligation of corresponding municipalities. In addition, approximately 72% of these securities were school district issuances that are supported by the general obligation of the corresponding municipalities as of December 31, 2011.

The Corporation's investment management and trust division, Fulton Financial Advisors, previously held student loan auction rate securities, also known as auction rate certificates (ARCs), for some of its customers' accounts. From the second quarter of 2008 through 2009, the Corporation purchased illiquid ARCs from customers of Fulton Financial Advisors. Total ARCs included in the Corporation's investment securities at December 31, 2011 were $225.2 million. Continued uncertainty with respect to resolution of auction rate security market illiquidity, the current low interest rate environment and potential changes in repayment performance of certain student loans underlying the ARCs that are not guaranteed by the federal government could adversely affect the performance of individual holdings.

The Corporation's investment management and trust services income could also be impacted by fluctuations in the securities markets. A portion of this revenue is based on the value of the underlying investment portfolios. If the values of those investment portfolios decrease, whether due to factors influencing U.S. securities markets, in general or otherwise, the Corporation's revenue could be negatively impacted. In addition, the Corporation's ability to sell its brokerage services is dependent, in part, upon consumers' level of confidence in securities markets.

The supervision and regulation to which the Corporation is subject can be a competitive disadvantage.

The Corporation is a registered financial holding company, and its subsidiary banks are depository institutions whose deposits are insured by the Federal Deposit Insurance Corporation (FDIC). The Corporation is extensively regulated under federal and state banking laws and regulations that are intended primarily for the protection of depositors, federal deposit insurance funds and the banking system as a whole. In general, these laws and regulations establish: the eligible business activities for the Corporation; certain acquisition and merger restrictions; limitations on intercompany transactions such as loans and dividends; capital adequacy requirements; requirements for anti-money laundering programs; and other compliance matters. Compliance with these statutes and regulations is important to the Corporation's ability to engage in new activities and to consummate additional acquisitions. While these statutes and regulations are generally designed to minimize potential loss to depositors and the FDIC insurance funds, they do not eliminate risk, and compliance with such statutes and regulations increases the Corporation's expense, requires management's attention and can be a disadvantage from a competitive standpoint with respect to non-regulated competitors.

Federal and state banking regulators also possess broad powers to take supervisory actions, as they deem appropriate. These supervisory actions may result in higher capital requirements, higher insurance premiums and limitations on the Corporation's activities that could have a material adverse effect on its business and profitability.

The federal government, the Federal Reserve Board and other governmental and regulatory bodies have taken, and may in the future take other actions, in response to the stress on the financial system. For example, the Federal Reserve Board recently announced its intention to maintain short-term interest rates near zero through at least late 2014. Such actions, although intended to aid the financial markets, and continued volatility in the markets could materially and adversely affect the Corporation's business, financial condition and results of operations, or the trading price of the Corporation's common stock.

In addition, the Corporation is subject to changes in federal and state tax laws as well as changes in banking and credit regulations, accounting principles, governmental economic and monetary policies and collection efforts by taxing authorities.

Financial reform legislation is likely to have a significant impact on the Corporation's business and results of operations; however, until more implementing regulations are adopted, the extent to which the legislation will impact the Corporation is uncertain.

On July 21, 2010, the President of the United States signed into law the Dodd-Frank Act. Among other things, the Dodd-Frank Act created the Financial Stability Oversight Council, with oversight authority for monitoring and regulating systemic risk, and the Bureau of Consumer Financial Protection, which will have broad regulatory and enforcement powers over consumer financial products and services. The Dodd-Frank Act also changed the responsibilities of the current federal banking regulators, imposed additional corporate governance and disclosure requirements in areas such as executive compensation and proxy access, and limited or prohibited proprietary trading and hedge fund and private equity activities of banks.

The scope of the Dodd-Frank Act impacted many aspects of the financial services industry, and it requires the development and adoption of many regulations over the next several months and years. The effects of the Dodd-Frank Act on the financial services industry will depend, in large part, upon the extent to which regulators exercise the authority granted to them under the Dodd-Frank Act and the approaches taken in implementing regulations. Additional uncertainty regarding the effect of the Dodd-Frank Act exists due to the potential for additional legislative changes to the Dodd-Frank Act. The Corporation, as well as the broader financial services industry, is continuing to assess the potential impact of the Dodd-Frank Act (and its possible impact on customers' behaviors) on its business and operations but, at this stage, the extent of the impact cannot be fully determined with any degree of certainty. However, the Corporation has been impacted, and will likely continue to be in the future, by the so-called Durbin Amendment to the Dodd-Frank Act, which reduced debit card interchange revenue of banks; revised deposit insurance assessments; and increased compliance costs. It also is likely to be impacted by the Dodd-Frank Act in the areas of corporate governance, capital requirements, risk management, stress testing and regulation under consumer protection laws.

Increases in FDIC insurance premiums may adversely affect the Corporation's earnings.

In response to the impact of economic conditions since December 2007 on banks generally and on the FDIC deposit insurance fund (DIF), the FDIC changed its risk-based assessment system and increased base assessment rates. On November 12, 2009, the FDIC adopted a rule requiring banks to prepay three years' worth of premiums to replenish the depleted insurance fund.

In February 2011, as required under the Dodd-Frank Act, the FDIC issued a ruling pursuant to which the assessment base against which FDIC assessments for deposit insurance are made was changed. Instead of FDIC insurance assessments being based upon an insured bank's deposits, FDIC insurance assessments are now generally based on an insured bank's total average assets, minus average tangible equity. With this change, the Corporation's overall FDIC insurance cost has declined. However, a change in the risk categories applicable to the Corporation's bank subsidiaries, further adjustments to base assessment rates and any special assessments could have a material adverse effect on the Corporation. In addition, should one of the Corporation's subsidiary banks have assets above $10 billion for four consecutive quarters, a higher assessment could apply to that subsidiary for the purposes of calculating its FDIC insurance premium. The Corporation's largest subsidiary bank, Fulton Bank, N. A., had $9.0 billion in assets as of December 31, 2011. Based on current regulations, the Corporation has estimated that Fulton Bank, N. A., would pay approximately $1 million in additional FDIC insurance premiums if it were to reach the $10 billion threshold.

The Dodd-Frank Act also requires that the FDIC take steps necessary to increase the level of the DIF to 1.35% of total insured deposits by September 30, 2020. In October 2010, the FDIC adopted a Restoration Plan to achieve that goal. Certain elements of the Restoration Plan are left to future FDIC rulemaking, as are the potential for increases to the assessment rates, which may become necessary to achieve the targeted level of the DIF. Future FDIC rulemaking in this regard may have a material adverse effect on the Corporation.

The Corporation may incur fines, penalties and other negative consequences from regulatory violations, possibly even inadvertent or unintentional violations.

The Corporation maintains systems and procedures designed to ensure that it complies with applicable laws and regulations. However, some legal or regulatory frameworks provide for the imposition of fines or penalties for noncompliance even though the noncompliance was inadvertent or unintentional and even though there was in place at the time systems and procedures designed to ensure compliance. For example, the Corporation is subject to regulations issued by the Office of Foreign Assets Control (OFAC) that prohibit financial institutions from participating in the transfer of property belonging to the governments of certain foreign countries and designated nationals of those countries. OFAC may impose penalties for inadvertent or unintentional violations even if reasonable processes are in place to prevent the violations. There may be other negative consequences resulting from a finding of noncompliance, including restrictions on certain activities. Such a finding may also damage the Corporation's reputation (see below) and could restrict the ability of institutional investment managers to invest in the Corporation's securities.

The heightened, industry-wide attention associated with the processing of residential mortgage foreclosures may adversely affect the Corporation's business.

As a result of the economic downturn which began in December, 2007, larger banks and mortgage servicing companies have been challenged with processing tens of thousands of foreclosures nationwide. In late 2010, the media began reporting on possible processing errors and documentation problems in mortgage foreclosures at several of the nation's largest banks and mortgage servicing businesses. It was reported that, in some foreclosures, the procedural steps (which often vary by state and in some cases by local jurisdictions within a state) required to complete a foreclosure had not been followed. As a result, there were questions concerning the validity of some foreclosures. Since 2010 the foreclosure procedures used by banks and servicing companies have continued to come under scrutiny by consumer advocates, attorneys representing borrowers, state Attorney Generals and banking regulators.

As a financial institution, the Corporation offers a variety of residential mortgage loan products. A majority of the mortgage loans originated by the Corporation are made in the Corporation's five-state market. The Corporation also services loans owned by investors in accordance with the investors' guidelines. A small percentage of the Corporation's residential mortgage borrowers default on their mortgage loans. When this occurs, the Corporation attempts to resolve the default in a way that provides the greatest return to the Corporation or is in accordance with investor guidelines; typically, options are pursued that allow the borrower to remain the owner of their home. However, when these efforts are not successful, it becomes necessary for the Corporation to foreclose on the loan. The Corporation analyzes whether foreclosure is necessary on a case-by-case basis and the number of residential foreclosures undertaken by the Corporation is not substantial. The Corporation initiated approximately 400 and 300 residential foreclosure actions during 2010 and 2011, respectively, for residential loans the Corporation owned or serviced for investors.

Although the number of foreclosures undertaken by the Corporation on residential mortgage loans in its portfolio or that the Corporation services for others is substantially less than those of larger banks and mortgage servicers, the Corporation has received inquiries from banking regulators, title insurance companies and others regarding its foreclosure procedures. As a result of these inquiries and the publicity surrounding the mortgage foreclosure area nationally, the Corporation has reviewed the requirements for foreclosures in each of the states where most of its foreclosures occur and its own foreclosure procedures. The Corporation has also consulted with the law firms it uses to undertake foreclosures in each of the states in its primary markets and in other states where it has substantial mortgage lending activities regarding foreclosure procedures.

In addition, in 2011, banking regulators required financial institutions to perform a self-assessment of their foreclosure management process to identify any weaknesses in their processes and to determine whether these weaknesses resulted in any financial harm to borrowers. The Corporation performed such a self-assessment in 2011. The Corporation does not expect any deficiencies that it has discovered, or which it might discover in the future, as a result of these self-assessments and consultations will have a material impact on the financial position or results of operations of the Corporation. The Corporation will continue to monitor its foreclosure procedures, and other areas of the foreclosure process, as well as future legal and regulatory developments concerning mortgage foreclosure processes in general.

The Corporation's framework for managing risks may not be effective in mitigating risk and loss to the Corporation.

The Corporation's risk management framework seeks to mitigate risk and loss. The Corporation has established processes and procedures intended to identify, measure, monitor, report and analyze the types of risk to which the Corporation is subject, including liquidity risk, credit risk, market risk and reputational risk, among others. However, as with any risk management framework, there are inherent limitations to the Corporation's risk management strategies and there may exist, or develop in the future, risks that the Corporation has not anticipated or identified. If the Corporation's risk management framework proves to be ineffective, the Corporation could suffer unexpected losses and could be materially adversely affected.

Negative publicity could damage the Corporation's reputation.

Reputation risk, or the risk to the Corporation's earnings and capital from negative public opinion, is inherent in the Corporation's business. Negative public opinion could adversely affect the Corporation's ability to keep and attract customers and expose it to adverse legal and regulatory consequences. Negative public opinion could result from the Corporation's actual or alleged conduct in any number of activities, including lending practices, corporate governance, regulatory, compliance, mergers and acquisitions, and disclosure, sharing or inadequate protection of customer information and from actions taken by government regulators and community organizations in response to that conduct. Because the Corporation conducts the majority of its businesses under the "Fulton" brand, negative public opinion about one business could affect the Corporation's other businesses.

Loss of, or failure to adequately safeguard, confidential or proprietary information may adversely affect the Corporation's operations, net income or reputation.

The Corporation regularly collects, processes, transmits and stores significant amounts of confidential information regarding its customers, employees and others. This information is necessary for the conduct of the Corporation's business activities, including the ongoing maintenance of deposit, loan, investment management and other account relationships for the Corporation's customers, and receiving instructions and affecting transactions for those customers and other users of the Corporation's products and services. In addition to confidential information regarding its customers, employees and others, the Corporation compiles, processes, transmits and stores proprietary, non-public information concerning its own business, operations, plans and strategies. In some cases, this confidential or proprietary information is collected, compiled, processed, transmitted or stored by third parties on behalf of the Corporation.

Information security risks have generally increased in recent years because of the proliferation of new technologies and the increased sophistication and activities of perpetrators of cyber-attacks. A failure in or breach of the Corporation's operational or information security systems, or those of the Corporation's third-party service providers, as a result of cyber-attacks or information security breaches or due to employee error, malfeasance or other disruptions could adversely affect our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and/or cause losses. As a result, cyber security and the continued development and enhancement of the controls and processes designed to protect the Corporation's systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority for the Corporation.

If this confidential or proprietary information were to be mishandled, misused or lost the Corporation could be exposed to significant regulatory consequences, reputational damage, civil litigation and financial loss. Mishandling, misuse or loss of this confidential or proprietary information could occur, for example, if the confidential or proprietary information were erroneously provided to parties who are not permitted to have the information, either by fault of the systems or employees of the Corporation, or the systems or employees of third parties which have collected, compiled, processed, transmitted or stored the information on the Corporation's behalf, where the information is intercepted or otherwise inappropriately taken by third parties or where there is a failure or breach of the network, communications or information systems which are used to collect, compile, process, transmit or store the information.

Although the Corporation employs a variety of physical, procedural and technological safeguards to protect this confidential and proprietary information from mishandling, misuse or loss, these safeguards do not provide absolute assurance that mishandling, misuse or loss of the information will not occur, and that if mishandling, misuse or loss of the information did occur, those events will be promptly detected and addressed. Similarly, when confidential or proprietary information is collected, compiled, processed, transmitted or stored by third parties on behalf of the Corporation, the Corporation's policies and procedures require that the third party agree to maintain the confidentiality of the information, establish and maintain policies and procedures designed to preserve the confidentiality of the information, and permit the Corporation to confirm the third party's compliance with the terms of the agreement. Although the Corporation believes that it has adequate information security procedures and other safeguards in place, as information security risks and cyber threats continue to evolve, the Corporation may be required to expend additional resources to continue to enhance its information security measures and/or to investigate and remediate any information security vulnerabilities.

The Corporation will be completing a transition to a new core processing system. If the Corporation is not able to complete the transition as planned, or unanticipated events occur during the transition, the Corporation's operations, net income, or reputation could be adversely affected.

The Corporation will be transitioning to a new core processing system over the next two years. The core processing system is used to maintain customer and account records, reflect account transactions and activity, and support the Corporation's customer relationship management systems for substantially all of the Corporation's deposit and loan customers. The Corporation has assembled a team of officers and employees representing key business units and functional areas throughout the Corporation to plan and oversee the transition process. This team, working with the vendor for the core processing system and outside project management consultants, has developed a comprehensive work plan for completing the transition. The transition will be completed in several phases, with one or two of the Corporation's six subsidiary banks being transitioned to the new system in each phase. Extensive pre-transition testing of, and employee training in, processing routines and new core processing system operation will be conducted before each of the Corporation's subsidiary banks are transitioned to the new core processing system. The phased approach is expected to facilitate pre-transition system testing and employee training, reduce the potential impact of any unanticipated events that may arise during the conversion and enable the Corporation to allocate sufficient resources to both transition-related tasks and routine processing and customer service activities.

If the Corporation is not able to complete the transition to the new core processing system as expected in accordance with the work plan, or if unanticipated events occur during or following the transition, the Corporation may not be able to timely process transactions for its customers, those customers may not be able to complete transactions in or affecting their accounts that are maintained on the core processing system, or the Corporation may not be able to perform contractual and other obligations to its customers or other parties, such as payment networks in which the Corporation participates. Should any of these consequences occur, the Corporation may incur additional expense in its financial and regulatory reporting, in processing or re-processing transactions, and the Corporation may not be able to meet customer expectations for transaction processing and customer service, customers may lose confidence in the Corporation and close their accounts with the Corporation, and the Corporation may incur liability under contractual or other arrangements with customers or other parties. Any of these events, should they occur, could have a material and adverse impact on the Corporation's operations, net income, reputation or the trading price of the Corporation's common stock, as well as expose the Corporation to civil liability or regulatory sanctions.

The Corporation's business is dependent on its network and information processing systems, and, in some cases, those of the Corporation's third-party vendors, and the disruption or failure of those systems may adversely affect the Corporation's operations, net income, or reputation.

The Corporation's business activities are dependent on its ability to accurately and timely process, record and monitor a large number of transactions. If any of its financial, accounting, network or other information processing systems fail or have other significant shortcomings, the Corporation could be materially adversely affected. Third parties with which the Corporation does business could also be sources of operational risk to the Corporation, including the risk that the third parties' own network and information processing systems could fail. Any of these occurrences could materially diminish the Corporation's ability to operate one or more of the Corporation's businesses, or result in potential liability to clients, reputational damage and regulatory intervention, any of which could materially adversely affect the Corporation.

The Corporation may be subject to disruptions or failures of the Corporation's financial, accounting, network and information processing systems arising from events that are wholly or partially beyond the Corporation's control, which may include, for example, computer viruses or electrical or telecommunications outages, natural disasters, disease pandemics or other damage to property or physical assets or terrorist acts. The Corporation has developed a comprehensive emergency recovery program, which includes plans to maintain or resume operations in the event of an emergency, such as a power outage or disease pandemic, and contingency plans in the event that operations or systems cannot be resumed or restored. The emergency recovery program is periodically reviewed and updated, and components of the emergency recovery program are regularly tested and validated. The Corporation also reviews and evaluates the emergency recovery programs of vendors which provide certain third-party systems that the Corporation considers critical. While the Corporation believes the emergency recovery program and its efforts to evaluate the emergency recovery programs of certain third-party systems providers help mitigate this risk, disruptions or failures affecting any of these systems may give rise to interruption in service to customers, damage to the Corporation's reputation and loss or liability to the Corporation.

If the goodwill that the Corporation has recorded in connection with its acquisitions becomes impaired, it could have a negative impact on the Corporation's results of operations.

The Corporation has historically supplemented its internal growth with strategic acquisitions of banks, branches and other financial services companies. If the purchase price of an acquired company exceeds the fair value of the company's net assets, the excess is carried on the acquirer's balance sheet as goodwill. Companies must evaluate goodwill for impairment at least annually. A more frequent evaluation could be triggered by, for example, a broad price decline in the shares of comparable publicly traded financial institutions. Write-downs of the amount of any impairment, if necessary, are to be charged to earnings in the period in which the impairment occurs. Based on its annual goodwill impairment tests, the Corporation determined that no impairment charges were necessary in 2009, 2010 or 2011. During 2008, the Corporation recorded a $90.0 million goodwill impairment charge. As of December 31, 2011, the Corporation had $536.0 million of goodwill on its consolidated balance sheet. There can be no assurance that future evaluations of goodwill will not result in additional impairment charges.

The competition the Corporation faces is significant and may reduce the Corporation's customer base and negatively impact the Corporation's results of operations.

There is significant competition among commercial banks in the market areas served by the Corporation. In addition, as a result of the deregulation of the financial industry, the Corporation also competes with other providers of financial services such as savings and loan associations, credit unions, consumer finance companies, securities firms, insurance companies, commercial finance and leasing companies, the mutual funds industry, full service brokerage firms and discount brokerage firms, some of which are subject to less extensive regulations than the Corporation is with respect to the products and services they provide and have different cost structures. Some of the Corporation's competitors, including certain super-regional and national bank holding companies that have made acquisitions in its market area, have greater resources than the Corporation has and, as such, may have higher lending limits, lower cost of funds and may offer other services not offered by the Corporation.

The Corporation also experiences competition from a variety of institutions outside its market areas. Some of these institutions conduct business primarily over the internet and may thus be able to realize certain cost savings and offer products and services at more favorable rates and with greater convenience to the customer.

Competition may adversely affect the rates the Corporation pays on deposits and charges on loans, thereby potentially adversely affecting the Corporation's profitability. The Corporation's profitability depends upon its continued ability to successfully compete in the market areas it serves.

The Corporation's future growth and liquidity needs may require the Corporation to raise additional capital in the future, but that capital may not be available when it is needed or may be available at an excessive cost.

The Corporation is required by regulatory authorities to maintain adequate levels of capital to support its operations. The Corporation anticipates that current capital levels will satisfy regulatory requirements for the foreseeable future.

The Corporation, however, may at some point choose to raise additional capital to support its continued growth. The Corporation's ability to raise additional capital will depend, in part, on conditions in the capital markets at that time, which are outside of the

Corporation's control. Accordingly, the Corporation may be unable to raise additional capital, if and when needed, on terms acceptable to the Corporation, or at all. If the Corporation cannot raise additional capital when needed, its ability to further expand operations through internal growth and acquisitions could be materially impacted. In the event of a material decrease in the Corporation's stock price, future issuances of equity securities could result in dilution of existing shareholder interests.

In addition to primary sources of liquidity in the form of principal and interest payments on outstanding loans and investments and deposits, the Corporation maintains secondary sources that provide it with additional liquidity. These secondary sources may include secured and unsecured borrowings from sources such as the Federal Reserve Bank and Federal Home Loan Bank and third-party commercial banks. The Corporation believes that it maintains a strong liquidity position and that it is well positioned to withstand current market conditions. However, market conditions have been negatively impacted by disruptions in the liquidity markets in the past and such disruptions or an adverse change in the Corporation's results of operations or financial condition could, in the future, have a negative impact on secondary sources of liquidity.

The Corporation is a holding company and relies on dividends from its subsidiaries for substantially all of its revenue and its ability to make dividends, distributions and other payments.

The Corporation is a separate and distinct legal entity from its banking and nonbanking subsidiaries, and depends on the payment of dividends from its subsidiaries, principally its banking subsidiaries, for substantially all of its revenues. As a result, the Corporation's ability to make dividend payments on its common stock depends primarily on certain federal and state regulatory considerations and the receipt of dividends and other distributions from its subsidiaries. There are various regulatory and prudential supervisory restrictions, which may change from time to time, that impact the ability of its banking subsidiaries to pay dividends or make other payments to it. For additional information regarding the regulatory restrictions on the Corporation and its subsidiaries, see "Item 1 Business - Supervision and Regulation."

If, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice, such authority may require, after notice and hearing, that such bank cease and desist from such practice. Depending on the financial condition and results of operations of the Corporation's banking subsidiaries, the applicable regulatory authority might deem the Corporation to be engaged in an unsafe or unsound practice if its banking subsidiaries were to pay dividends. The Federal Reserve Board and the Office of the Comptroller of the Currency have issued policy statements generally requiring insured banks and bank holding companies only to pay dividends out of current operating earnings. In 2009, the Federal Reserve Board released a supervisory letter advising bank holding companies, among other things, that as a general matter a bank holding company should inform its Federal Reserve Bank and should eliminate, defer or significantly reduce its dividends if (1) the bank holding company's net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends, (2) the bank holding company's prospective rate of earnings is not consistent with the bank holding company's capital needs and overall current and prospective financial condition, or (3) the bank holding company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios.

Anti-takeover provisions could negatively impact the Corporation's shareholders.

Provisions of Pennsylvania law and of the Corporation's Amended and Restated Articles of Incorporation and Bylaws could make it more difficult for a third party to acquire control of the Corporation or have the effect of discouraging a third party from attempting to acquire control of the Corporation. The Corporation's Amended and Restated Articles of Incorporation and Bylaws include certain provisions which may be considered to be "anti-takeover" in nature because they may have the effect of discouraging or making more difficult the acquisition of control over the Corporation by means of a hostile tender offer, exchange offer, proxy contest or similar transaction. These provisions are intended to protect the Corporation's shareholders by providing a measure of assurance that the Corporation's shareholders will be treated fairly in the event of an unsolicited takeover bid and by preventing a successful takeover bidder from exercising its voting control to the detriment of the other shareholders. However, the anti-takeover provisions set forth in the Corporation's Amended and Restated Articles of Incorporation and Bylaws, taken as a whole, may discourage a hostile tender offer, exchange offer, proxy solicitation or similar transaction relating to the Corporation's common stock. To the extent that these provisions actually discourage such a transaction, holders of the Corporation's common stock may not have an opportunity to dispose of part or all of their stock at a higher price than that prevailing in the market. In addition, some of these provisions make it more difficult to remove, and thereby may serve to entrench, the Corporation's incumbent directors and officers, even if their removal would be regarded by some shareholders as desirable.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The following table summarizes the Corporation's full-service branch properties, by subsidiary bank, as of December 31, 2011. Remote service facilities (mainly stand-alone automated teller machines) are excluded.

Subsidiary Bank	Owned	Leased	Total Branches
Fulton Bank, N.A.	46	72	118
Fulton Bank of New Jersey	39	32	71
The Columbia Bank	9	31	40
Lafayette Ambassador Bank	5	18	23
FNB Bank, N.A.	6	2	8
Swineford National Bank	5	2	7
Total	110	157	267

The following table summarizes the Corporation's other significant administrative properties. Banking subsidiaries also maintain administrative offices at their respective main banking branches, which are included within the preceding table.

Entity	Property	Location	Owned/ Leased
Fulton Bank, N.A./Fulton Financial Corporation	Corporate Headquarters	Lancaster, PA	(1)
Fulton Financial Corporation	Operations Center	East Petersburg, PA	Owned
Fulton Bank, N.A.	Operations Center	Mantua, NJ	Owned
Lafayette Ambassador Bank	Operations Center	Bethlehem, PA	Owned (2)

(1) Includes approximately 100,000 square feet which is owned by an independent third-party who financed the construction through a loan from Fulton Bank, N.A. The Corporation is leasing this space from the third-party in an arrangement accounted for as a capital lease. The lease term expires in 2027. The Corporation owns the remainder of the Corporate Headquarters location. This property also includes a Fulton Bank, N.A. branch, which is included in the preceding table.

(2) Property sold in January 2012.

Item 3. Legal Proceedings

The Corporation and its subsidiaries are involved in various legal proceedings in the ordinary course of the business of the Corporation. The Corporation periodically evaluates the possible impact of pending litigation matters based on, among other factors, the advice of counsel, available insurance coverage and recorded liabilities and reserves for probable legal liabilities and costs. As of the date of this report, the Corporation believes that any liabilities, individually or in the aggregate, which may result from the final outcomes of pending proceedings are not expected to have a material adverse effect on the financial position, the operating results and/or the liquidity of the Corporation. However, litigation is often unpredictable and the actual results of litigation cannot be determined with certainty and, therefore, the ultimate resolution of any matter and the possible range of liabilities associated with potential outcomes may need to be reevaluated in the future.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Common Stock

As of December 31, 2011, the Corporation had 200.2 million shares of $2.50 par value common stock outstanding held by approximately 41,000 holders of record. The closing price per share of the Corporation's common stock on December 31, 2011 was $9.81. The common stock of the Corporation is traded on the Global Select Market of The NASDAQ Stock Market under the symbol FULT.

The following table presents the quarterly high and low prices of the Corporation's common stock and per common share cash dividends declared for each of the quarterly periods in 2011 and 2010.

	Price Range		Per Common Share Dividend
	High	Low	
2011			
First Quarter	**$ 11.54**	**$ 9.81**	**$ 0.04**
Second Quarter	**11.91**	**10.17**	**0.05**
Third Quarter	**11.27**	**7.44**	**0.05**
Fourth Quarter	**10.24**	**7.18**	**0.06**
2010			
First Quarter	$ 10.57	$ 8.33	$ 0.03
Second Quarter	11.75	9.30	0.03
Third Quarter	10.56	8.15	0.03
Fourth Quarter	10.64	8.51	0.03

Restrictions on the Payments of Dividends

The Corporation is a separate and distinct legal entity from its banking and nonbanking subsidiaries, and depends on the payment of dividends from its subsidiaries, principally its banking subsidiaries, for substantially all of its revenues. As a result, the Corporation's ability to make dividend payments on its common stock depends primarily on certain federal and state regulatory considerations and the receipt of dividends and other distributions from its subsidiaries. There are various regulatory and prudential supervisory restrictions, which may change from time to time, that impact the ability of its banking subsidiaries to pay dividends or make other payments to it. For additional information regarding the regulatory restrictions applicable to the Corporation and its subsidiaries, see "Part I - Item 1 Business - Supervision and Regulation," "Part I - Item 1A Risk Factors - The Corporation is a holding company and relies on dividends from its subsidiaries for substantially all of its revenue and its ability to make dividends, distributions and other payments" and "Part II - Item 8 - Notes to Consolidated Financial Statements - Note J - Regulatory Matters" of this Report.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information about options outstanding under the Corporation's 2004 Stock Option and Compensation Plan and the number of securities remaining available for future issuance under the Corporation's 2004 Stock Option and Compensation Plan, 2011 Directors' Equity Participation Plan and Employee Stock Purchase Plan as of December 31, 2011:

Plan Category	Equity compensation plans approved by security holders	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column) (1)
Equity compensation plans approved by security holders	6,382,158	$ 13.27	13,573,705
Equity compensation plans not approved by security holders	—	N/A	—
Total	6,382,158	$ 13.27	13,573,705

(1) Consists of 12,443,879 shares that may be awarded under the 2004 Stock Option and Compensation Plan, 488,843 shares that may be awarded under the 2011 Directors' Equity Participation Plan and 640,983 of shares that may be purchased under the Employee Stock Purchase Plan. Excludes accrued purchase rights under the Employee Stock Purchase Plan as of December 31, 2011 as the number of shares to be purchased is indeterminable until the time shares are issued.

Performance Graph

The graph below shows cumulative investment returns to shareholders based on the assumptions that (A) an investment of $100.00 was made on December 31, 2006, in each of the following: (i) Fulton Financial Corporation common stock; (ii) the stock of all U. S. companies traded on The NASDAQ Stock Market; (iii) common stock of the peer group approved by the Board of Directors on September 21, 2004 (the 2010 Peer Group) consisting of bank and financial holding companies located throughout the United States with assets between $6-20 billion which were not a party to a merger agreement as of the end of the period and (iv) common stock of the peer group approved by the Board of Directors on September 21, 2010 (the 2011 Peer Group) consisting of bank and financial holding companies located throughout the United States selected based on their asset size, loan distribution, revenue composition, geographic focus, business model, ownership and market capitalization and which were not a party to a merger agreement as of the end of the period and (B) all dividends were reinvested in such securities over the past five years. The graph is not indicative of future price performance.

In 2010, the Human Resources Committee of the Board of Directors made a decision, with the aid of a third-party consultant, to review, and based on that review, to update the Corporation's peer group to the 2011 Peer Group.

The following table presents a comparison of the 2011 Peer Group to the 2010 Peer Group:

Peer Group Member (Stock Symbol)	2011 Peer Group	2010 Peer Group
Associated Banc-Corp (ASBC)	X	X
BancorpSouth, Inc. (BXS)	X	X
Bank of Hawaii Corporation (BOH)		X
BOK Financial Corporation (BOKF)	X	X
Citizens Republic Bancorp (CRBC)		X
City National Corporation (CYN)	X	X
Commerce Bancshares, Inc. (CBSH)	X	X
Cullen/Frost Bankers, Inc. (CFR)	X	X
First Citizens BancShares, Inc. (FCNCA)		X
First Horizon National Corporation (FHN)	X	
FirstMerit Corporation (FMER)	X	X
First Midwest Bancorp, Inc. (FMBI)		X
First Niagara Financial Group, Inc. (FNFG)	X	
International Bancshares Corporation (IBOC)	X	X
Old National Bancorp (ONB)		X
People's United Financial, Inc. (PBCT)	X	
Susquehanna Bancshares, Inc. (SUSQ)	X	X
Synovus Financial Corp. (SNV)	X	
TCF Financial Corporation (TCB)	X	X
The South Financial Group, Inc. (TSFG)		X
Trustmark Corporation (TRMK)		X
UMB Financial Corporation (UMBF)	X	X
United Bankshares, Inc. (UBSI)		X
Valley National Bancorp (VLY)	X	X
Webster Financial Corp. (WBS)	X	

The graph below is furnished under this Part II, Item 5 of this Form 10-K and shall not be deemed to be "soliciting material" or to be "filed" with the Commission or subject to Regulation 14A or 14C, or to the liabilities of Section 18 of the Exchange Act of 1934, as amended.



Total Return Performance
140
120
100
80
60
40
Index Value
Fulton Financial Corporation
NASDAQ Composite
FULT Peer Group 2010
FULT Peer Group 2011
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11

	Year Ending December 31					
Index	**2006**	**2007**	**2008**	**2009**	**2010**	**2011**
Fulton Financial Corporation	100.00	70.15	63.38	58.49	70.21	68.00
NASDAQ Composite	100.00	110.66	66.42	96.54	114.06	113.16
Fulton Financial 2010 Peer Group	100.00	83.42	78.97	70.75	80.95	73.60
Fulton Financial 2011 Peer Group	100.00	80.25	75.84	67.36	74.21	62.87

Issuer Purchases of Equity Securities

Not applicable.

Item 6. Selected Financial Data

5-YEAR CONSOLIDATED SUMMARY OF FINANCIAL RESULTS
(dollars in thousands, except per-share data)

	2011	2010	2009	2008	2007
SUMMARY OF OPERATIONS					
Interest income	**$ 693,698**	$ 745,373	$ 786,467	$ 867,494	$ 939,577
Interest expense	**133,538**	186,627	265,513	343,346	450,833
Net interest income	**560,160**	558,746	520,954	524,148	488,744
Provision for credit losses	**135,000**	160,000	190,020	119,626	15,063
Investment securities gains (losses), net	**4,561**	701	1,079	(58,241)	1,740
Other income, excluding investment securities gains (losses)	**183,166**	181,619	172,856	157,549	147,954
Gain on sale of credit card portfolio	**—**	—	—	13,910	—
Other expenses	**416,476**	408,325	415,537	408,787	407,125
Goodwill impairment	**—**	—	—	90,000	—
Income before income taxes	**196,411**	172,741	89,332	18,953	216,250
Income taxes	**50,838**	44,409	15,408	24,570	63,532
Net income (loss)	**145,573**	128,332	73,924	(5,617)	152,718
Preferred stock dividends and discount accretion	**—**	(16,303)	(20,169)	(463)	—
Net income (loss) available to common shareholders	**$ 145,573**	$ 112,029	$ 53,755	$ (6,080)	$ 152,718
PER COMMON SHARE					
Net income (loss) (basic)	**$ 0.73**	$ 0.59	$ 0.31	$ (0.03)	$ 0.88
Net income (loss) (diluted)	**0.73**	0.59	0.31	(0.03)	0.88
Cash dividends	**0.20**	0.12	0.12	0.60	0.60
RATIOS					
Return on average assets	**0.90%**	0.78%	0.45%	(0.04)%	1.01%
Return on average common shareholders' equity	**7.45**	6.29	3.54	(0.38)	9.98
Return on average tangible common shareholders' equity (1)	**10.54**	9.39	5.96	9.33	18.16
Net interest margin	**3.90**	3.80	3.52	3.70	3.66
Efficiency ratio	**54.28**	53.33	57.77	56.44	61.29
Ending tangible common equity to tangible assets	**9.15**	8.47	6.30	5.97	6.03
Dividend payout ratio	**27.40**	20.34	38.70	N/M	68.00
PERIOD-END BALANCES					
Total assets	**$ 16,370,508**	$ 16,275,254	$ 16,635,635	$ 16,185,106	$ 15,923,098
Investment securities	**2,679,967**	2,861,484	3,267,086	2,724,841	3,153,552
Loans, net of unearned income	**11,968,970**	11,933,307	11,972,424	12,042,620	11,204,424
Deposits	**12,525,739**	12,388,581	12,097,914	10,551,916	10,105,445
Short-term borrowings	**597,033**	674,077	868,940	1,762,770	2,383,944
Federal Home Loan Bank advances and long-term debt	**1,040,149**	1,119,450	1,540,773	1,787,797	1,642,133
Shareholders' equity	**1,992,539**	1,880,389	1,936,482	1,859,647	1,574,920
AVERAGE BALANCES					
Total assets	**$ 16,102,581**	$ 16,426,459	$ 16,480,673	$ 15,976,871	$ 15,090,458
Investment securities	**2,680,229**	2,899,925	3,137,708	2,924,340	2,843,478
Loans, net of unearned income	**11,904,529**	11,958,435	11,975,899	11,595,243	10,736,566
Deposits	**12,447,551**	12,343,844	11,637,125	10,016,528	10,222,594
Short-term borrowings	**495,791**	587,602	1,043,279	2,336,526	1,574,495
Federal Home Loan Bank advances and long-term debt	**1,034,475**	1,326,449	1,712,630	1,822,115	1,579,527
Shareholders' equity	**1,953,396**	1,977,166	1,889,561	1,609,828	1,530,613

N/M – Not meaningful.

(1) Net income (loss) available to common shareholders, as adjusted for intangible amortization (net of tax) and goodwill impairment charges, divided by average common shareholders' equity, net of goodwill and intangible assets.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations (Management's Discussion) concerns Fulton Financial Corporation (the Corporation), a financial holding company registered under the Bank Holding Company Act and incorporated under the laws of the Commonwealth of Pennsylvania in 1982, and its wholly owned subsidiaries. Management's Discussion should be read in conjunction with the consolidated financial statements and other financial information presented in this report.

FORWARD-LOOKING STATEMENTS

The Corporation has made, and may continue to make, certain forward-looking statements with respect to its financial condition and results of operations. Many factors could affect future financial results including, without limitation: the impact of adverse changes in the economy and real estate markets; increases in non-performing assets which may reduce the level of earning assets and require the Corporation to increase the allowance for credit losses, charge-off loans and to incur elevated collection and carrying costs related to such non-performing assets; acquisition and growth strategies; market risk; changes or adverse developments in political or regulatory conditions; a disruption in, or abnormal functioning of, credit and other markets, including the lack of or reduced access to markets for mortgages and other asset-backed securities and for commercial paper and other short-term borrowings; changes in the levels of, or methodology for determining, FDIC deposit insurance premiums and assessments; the effect of competition and interest rates on net interest margin and net interest income; investment strategy and other income growth; investment securities gains and losses; declines in the value of securities which may result in charges to earnings; changes in rates of deposit and loan growth or a decline in loans originated; relative balances of risk-sensitive assets to risk-sensitive liabilities; salaries and employee benefits and other expenses; amortization of intangible assets; goodwill impairment; capital and liquidity strategies; and other financial and business matters for future periods. Do not unduly rely on forward-looking statements. Forward-looking statements can be identified by the use of words such as "may," "should," "will," "could," "estimates," "predicts," "potential," "continue," "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions which are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks and uncertainties, some of which are beyond the Corporation's control and ability to predict, that could cause actual results to differ materially from those expressed in the forward-looking statements. The Corporation undertakes no obligation, other than as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

OVERVIEW

Summary Financial Results

The Corporation generates the majority of its revenue through net interest income, or the difference between interest earned on loans and investments and interest paid on deposits and borrowings. Growth in net interest income is dependent upon balance sheet growth and/or maintaining or increasing the net interest margin, which is net interest income (fully taxable-equivalent) as a percentage of average interest-earning assets. The Corporation also generates revenue through fees earned on the various services and products offered to its customers and through gains on sales of assets, such as loans, investments, or properties. Offsetting these revenue sources are provisions for credit losses on loans, operating expenses and income taxes.

The following table presents a summary of the Corporation's earnings and selected performance ratios:

	2011	2010
Income before income taxes (in thousands)	$ 196,411	$ 172,741
Net income (in thousands)	$ 145,573	$ 128,332
Net income available to common shareholders (in thousands)	$ 145,573	$ 112,029
Diluted net income per common share (1)	$ 0.73	$ 0.59
Return on average assets	0.90%	0.78%
Return on average common equity (2)	7.45%	6.29%
Return on average tangible common equity (3)	10.54%	9.39%
Net interest margin (4)	3.90%	3.80%
Efficiency ratio	54.28%	53.33%
Non-performing assets to total assets	1.94%	2.22%
Net charge-offs to average loans	1.28%	1.19%

(1) Net income available to common shareholders divided by diluted weighted average common shares outstanding.

(2) Net income available to common shareholders divided by average common shareholders' equity.

(3) Net income available to common shareholders, as adjusted for intangible amortization (net of tax), divided by average common shareholders' equity, net of goodwill and intangible assets.

(4) Presented on a fully taxable-equivalent basis, using a 35% Federal tax rate and statutory interest expense disallowances. See also "Net Interest Income" section of Management's Discussion.

2011 was characterized by improving, but still challenging, general economic conditions, a continuation of the low interest rate environment, and increasing regulatory and compliance changes. These factors, along with the Corporation's efforts to control discretionary spending in light of both current and future challenges, resulted in positive earnings growth and an improved capital position.

The following is a summary of the significant factors impacting the Corporation's financial performance in 2011:

Improved Asset Quality - The Corporation's provision for credit losses decreased $25.0 million, or 15.6%, to $135.0 million in 2011 from $160.0 million in 2010 due to improved credit quality metrics and reduced allocation needs. General market conditions stabilized in the Corporation's Pennsylvania, Maryland, Northern Delaware and Virginia markets, but remained more challenging in its New Jersey market. Despite improving economic conditions, many of the Corporation's borrowers remain stressed, impacting both the pace of asset quality improvement and the growth in loans.

Non-performing assets decreased $44.4 million, or 12.3%, in 2011 compared to 2010 due to the continued resolution of distressed assets, including the sale of $34.8 million of non-performing residential mortgages and home equity loans in December 2011 to a third-party investor. Non-performing assets at December 31, 2011 were at their lowest level since March 31, 2010 and delinquencies were at their lowest level since March 31, 2009. While net charge-offs increased, additional provisions for credit losses were not needed as allowance allocations were considered to be sufficient.

Growth in Net Interest Income and an Improved Net Interest Margin - Net interest income increased $1.4 million, to $560.2 million in 2011 from $558.7 million in 2010. The net interest margin increased 10 basis points, to 3.90% in 2011 as compared to 3.80% in 2010. The increases in both net interest income and net interest margin were primarily attributable to decreases in funding costs as interest rates remained at historically low levels throughout the year. Partially offsetting the decrease in funding costs was a decline in yields on interest-earning assets of 24 basis points, or 4.8%, and a $331.5 million, or 2.2%, decrease in average interest-earning assets.

While the net interest margin improved, growing earning assets remained a challenge. As a result, the positive impact to net interest income resulting from the increase in the margin was largely offset by the effect of the decrease in average interest-earning assets.

Other Income Growth, Despite Regulatory Headwinds - Total other income, excluding gains on sales of investment securities, increased $1.5 million, or 0.9%. During 2011, the Corporation was able to achieve moderate growth in total other income in spite of regulatory changes which had a negative effect on certain fee categories, primarily overdraft fees and interchange income on debit card transactions. Improvements in other fee categories that were driven by changes in fee structures and increased transaction volumes mitigated the impact of these changes.

Total other income was also affected by a $3.6 million, or 12.4%, decrease in mortgage banking income resulting from a $3.3 million increase to mortgage banking income in 2010 for a correction in the methodology for determining the fair value of commitments to originate fixed rate mortgages held for sale.

Moderate Other Expense Increase - Other expenses increased $8.2 million, or 2.0%. The Corporation continued to experience upward pressure on its expenses as a result of continuing loan workout efforts and expanding regulatory and compliance requirements. Such increases were mitigated to a degree through continued control of discretionary expenses, such as marketing expense, which decreased $1.5 million, or 13.4%, in 2011.

The efficiency ratio remained strong at 54.3% in 2011, although this also represented a moderate increase from 2010. The most significant variances were seen in salaries and employee benefits ($10.9 million, or 5.1%, increase) and FDIC insurance expense ($5.2 million, or 26.6%, decrease).

As a result of the increase in earnings outpacing the growth in the balance sheet, the Corporation's capital position improved in 2011. Total shareholders' equity increased $112.2 million, or 6.0%, to $2.0 billion at December 31, 2011. Regulatory capital also grew, as shown by an increase in the total risk-based capital ratio to 15.2% at December 31, 2011, as compared to 14.2% in the prior year. With the improvements in both capital levels and earnings, the Corporation was able to increase its shareholder dividends during 2011. The total dividend per share was $0.20 in 2011 as compared to $0.12 in 2010.

In 2012, the Corporation will continue to focus on increasing market share, prudently deploying capital, reducing credit costs and providing superior customer service. In an effort to improve both its operating efficiency and customer service, the Corporation will be converting and upgrading its core banking systems over the next two years. While there will be moderate cost increases associated with the implementation of these new systems, the Corporation will benefit from the ability to expand product offerings, enhance delivery channels and improve customer service.

RESULTS OF OPERATIONS

Net Interest Income

Net interest income is the most significant component of the Corporation's net income. The Corporation manages the risk associated with changes in interest rates through the techniques described in the "Market Risk" section of Management's Discussion. Fully taxable-equivalent (FTE) net interest income increased $2.0 million, or 0.3%, to $576.2 million in 2011 due to an increase in the net interest margin. Net interest margin increased 10 basis points, or 2.6%, from 3.80% in 2010 to 3.90% in 2011. The increase in net interest margin was the result of a 39 basis point, or 25.3%, decrease in funding costs, offset by 24 basis point, or 4.8%, decrease in yields on interest-earning assets.

The following table provides a comparative average balance sheet and net interest income analysis for 2011 compared to 2010 and 2009. Interest income and yields are presented on an FTE basis, using a 35% federal tax rate and statutory interest expense disallowances. The discussion following this table is based on these tax-equivalent amounts.

(dollars in thousands)	2011			2010			2009		
	Average Balance	Interest (1)	Yield/ Rate	Average Balance	Interest (1)	Yield/ Rate	Average Balance	Interest (1)	Yield/ Rate
ASSETS									
Interest-earning assets:									
Loans, net of unearned income (2)	$11,904,529	$ 605,671	5.09%	$11,958,435	$ 637,438	5.33%	$11,975,899	$ 655,384	5.47%
Taxable investment securities (3)	2,223,376	80,184	3.61	2,403,206	96,237	4.00	2,548,810	112,945	4.43
Tax-exempt investment securities (3)	330,087	18,521	5.61	357,427	20,513	5.74	451,828	25,180	5.57
Equity securities (3)	126,766	3,078	2.43	139,292	3,103	2.23	137,070	2,917	2.13
Total investment securities	2,680,229	101,783	3.80	2,899,925	119,853	4.13	3,137,708	141,042	4.50
Loans held for sale	43,470	1,958	4.50	69,157	3,088	4.47	105,067	5,390	5.13
Other interest-earning assets	160,664	358	0.22	192,888	505	0.26	21,255	196	0.92
Total interest-earning assets	14,788,892	709,770	4.80	15,120,405	760,884	5.04	15,239,929	802,012	5.27
Noninterest-earning assets:									
Cash and due from banks	274,527			268,615			305,410		
Premises and equipment	207,081			204,316			203,865		
Other assets (3)	1,108,359			1,114,678			952,597		
Less: Allowance for loan losses	(276,278)			(281,555)			(221,128)		
Total Assets	$16,102,581			$16,426,459			$16,480,673		
LIABILITIES AND EQUITY									
Interest-bearing liabilities:									
Demand deposits	$ 2,391,043	$ 5,312	0.22%	$ 2,099,026	$ 7,341	0.35%	$ 1,857,081	$ 7,995	0.43%
Savings deposits	3,359,109	11,536	0.34	3,124,157	19,889	0.63	2,425,864	19,487	0.80
Time deposits	4,297,106	66,235	1.54	5,016,645	95,129	1.90	5,507,090	153,344	2.78
Total interest-bearing deposits	10,047,258	83,083	0.83	10,239,828	122,359	1.19	9,790,035	180,826	1.85
Short-term borrowings	495,791	746	0.15	587,602	1,455	0.25	1,043,279	3,777	0.36
Long-term debt	1,034,475	49,709	4.81	1,326,449	62,813	4.74	1,712,630	80,910	4.72
Total interest-bearing liabilities	11,577,524	133,538	1.15	12,153,879	186,627	1.54	12,545,944	265,513	2.12
Noninterest-bearing liabilities:									
Demand deposits	2,400,293			2,104,016			1,847,090		
Other	171,368			191,398			198,078		
Total Liabilities	14,149,185			14,449,293			14,591,112		
Shareholders' equity	1,953,396			1,977,166			1,889,561		
Total Liabilities and Shareholders' Equity	$16,102,581			$16,426,459			$16,480,673		
Net interest income/net interest margin (FTE)		576,232	3.90%		574,257	3.80%		536,499	3.52%
Tax equivalent adjustment		(16,072)			(15,511)			(15,545)	
Net interest income		$ 560,160			$ 558,746			$ 520,954	

(1) Includes dividends earned on equity securities.
(2) Includes non-performing loans.
(3) Includes amortized historical cost for available for sale securities; the related unrealized holding gains (losses) are included in other assets.

The following table sets forth a summary of changes in FTE interest income and expense resulting from changes in average balances (volumes) and changes in rates:

	2011 vs. 2010 Increase (decrease) due To change in			2010 vs. 2009 Increase (decrease) due To change in		
	Volume	**Rate**	**Net**	Volume	Rate	Net
			(in thousands)			
Interest income on:						
Loans and leases	**$ (2,861)**	**$ (28,906)**	**$ (31,767)**	$ (955)	$ (16,991)	$ (17,946)
Taxable investment securities	**(6,894)**	**(9,159)**	**(16,053)**	(6,221)	(10,487)	(16,708)
Tax-exempt investment securities	**(1,542)**	**(450)**	**(1,992)**	(5,398)	731	(4,667)
Equity securities	**(292)**	**267**	**(25)**	48	138	186
Loans held for sale	**(1,157)**	**27**	**(1,130)**	(1,669)	(633)	(2,302)
Other interest-earning assets	**(78)**	**(69)**	**(147)**	541	(232)	309
Total interest-earning assets	**$ (12,824)**	**$ (38,290)**	**$ (51,114)**	$ (13,654)	$ (27,474)	$ (41,128)
Interest expense on:						
Demand deposits	**$ 918**	**$ (2,947)**	**$ (2,029)**	$ 962	$ (1,616)	$ (654)
Savings deposits	**1,332**	**(9,685)**	**(8,353)**	5,087	(4,685)	402
Time deposits	**(12,536)**	**(16,358)**	**(28,894)**	(12,705)	(45,510)	(58,215)
Short-term borrowings	**(202)**	**(507)**	**(709)**	(1,347)	(975)	(2,322)
Long-term debt	**(14,017)**	**913**	**(13,104)**	(18,287)	190	(18,097)
Total interest-bearing liabilities	**$ (24,505)**	**$ (28,584)**	**$ (53,089)**	$ (26,290)	$ (52,596)	$ (78,886)

Note: Changes which are partially attributable to both volume and rate are allocated to the volume and rate components presented above based on the percentage of the direct changes that are attributable to each component.

2011 vs. 2010

FTE interest income decreased $51.1 million, or 6.7%. A 24 basis point, or 4.8%, decrease in average rates resulted in a $38.3 million decrease in interest income, while a $331.5 million, or 2.2%, decrease in average interest-earning assets resulted in a $12.8 million decrease in interest income.

Average loans decreased $53.9 million as a result of generally weak demand due to economic conditions. The following table summarizes the changes in average loans by type:

	2011	2010	Increase (decrease) $	Increase (decrease) %
		(dollars in thousands)		
Real estate - commercial mortgage	**$ 4,458,205**	$ 4,333,371	$ 124,834	2.9 %
Commercial - industrial, financial and agricultural	**3,681,321**	3,681,692	(371)	—
Real estate - home equity	**1,627,308**	1,642,999	(15,691)	(1.0)
Real estate - residential mortgage	**1,036,474**	977,909	58,565	6.0
Real estate - construction	**700,071**	889,267	(189,196)	(21.3)
Consumer	**332,613**	363,066	(30,453)	(8.4)
Leasing and other	**68,537**	70,131	(1,594)	(2.3)
Total	**$ 11,904,529**	$ 11,958,435	$ (53,906)	(0.5)%

Geographically, the $124.8 million, or 2.9%, increase in commercial mortgages was within the Corporation's Pennsylvania ($101.0 million, or 4.5%), New Jersey ($18.4 million, or 1.5%) and Maryland ($6.0 million, or 1.5%) markets, offset by a decline in the Virginia market ($5.2 million, or 1.5%).

The $58.6 million, or 6.0%, increase in residential mortgages was largely due to the Corporation's retention in portfolio of certain 10 and 15 year fixed rate mortgages and certain adjustable rate mortgages to partially mitigate the impact of decreases in average interest-earning assets. See further discussion regarding the impact of retaining these mortgages under the heading "Other Income and Expenses," below.

The $189.2 million, or 21.3%, decrease in construction loans was a result of charge-offs and repayments exceeding originations, in addition to the conversion of commercial construction loans to permanent mortgages. Significant growth in construction loans is not likely to occur until housing and overall commercial real estate markets show greater stabilization. Geographically, the decline was primarily in the Corporation's Maryland ($81.5 million, or 40.3%), Virginia ($68.2 million, or 31.9%) and New Jersey ($42.4 million, or 27.2%) markets.

The $30.5 million, or 8.4%, decrease in consumer loans was due to a $17.3 million decrease in direct consumer loans and a $13.1 million decrease in the indirect automobile loan portfolio.

The average yield on loans during 2011 of 5.09% represented a 24 basis point, or 4.5%, decrease in comparison to 2010, despite the average prime rate remaining at 3.25% for both 2011 and 2010. The decrease in average yields on loans was attributable to repayments of higher-yielding loans and declining average rates on fixed and adjustable rate loans which, unlike floating rate loans, have a lagged repricing effect. In addition, approximately one-third of the floating rate portfolio is based on an index rate other than prime, such as the one-month London Interbank Offered Rate, or LIBOR, which decreased slightly on average from 2011 to 2010.

Average investments decreased $219.7 million, or 7.6%, due largely to maturities or calls of collateralized mortgage obligations and state and municipal securities and redemptions of student loan auction rate securities. During 2011, the proceeds from the maturities and sales of securities were not fully reinvested into the portfolio because current rates on many investment options were not attractive. The average yield on investments decreased 33 basis points, or 8.0%, from 4.13% in 2010 to 3.80% in 2011, as the reinvestment of cash flows and purchases of taxable investment securities were at yields that were lower than the overall portfolio yield. Also contributing 4 basis points to the decrease in investment yield was an increase in net premium amortization of $843,000 to $6.0 million for 2011, compared to $5.2 million in 2010 due to higher prepayments on mortgage-backed securities.

Loans held for sale decreased $25.7 million, or 37.1%, due to a decrease in the volumes of loans sold, a result of lower refinance activity during 2011, and also due to the Corporation's retention of certain residential mortgages in portfolio. Other interest-earning assets decreased $32.2 million, or 16.7%, as the Corporation reduced its average overnight investment position.

Interest expense decreased $53.1 million, or 28.4%, to $133.5 million in 2011 from $186.6 million in 2010. Interest expense decreased $28.6 million due to a 39 basis point, or 25.3%, decrease in the average cost of total interest-bearing liabilities. Interest expense decreased an additional $24.5 million as a result of a $576.4 million, or 4.7%, decrease in average interest-bearing liabilities.

The following table summarizes the changes in average deposits, by type:

			Increase (decrease)	
	2011	2010	$	%
		(dollars in thousands)		
Noninterest-bearing demand	$ **2,400,293**	$ 2,104,016	$ 296,277	14.1%
Interest-bearing demand	**2,391,043**	2,099,026	292,017	13.9
Savings	**3,359,109**	3,124,157	234,952	7.5
Total demand and savings	**8,150,445**	7,327,199	823,246	11.2
Time deposits	**4,297,106**	5,016,645	(719,539)	(14.3)
Total deposits	$ **12,447,551**	$ 12,343,844	$ 103,707	0.8%

Total demand and savings accounts increased $823.2 million, or 11.2%. The increase in noninterest-bearing accounts was primarily due to a $235.9 million, or 16.1%, increase in business account balances due, in part, to businesses maintaining higher balances to offset service fees, as well as a migration away from the Corporation's cash management products due to the low interest rate environment. Also contributing to the increase in non-interest bearing accounts was a $42.3 million, or 7.8%, increase in personal account balances. The increase in interest-bearing demand and savings accounts consisted of a $329.1 million, or 27.1%, increase in municipal account balances, primarily due to attractive interest rates for insured deposit products relative to non-bank alternatives and a $256.2 million, or 7.0%, increase in personal account balances. The increases in non-interest and interest bearing personal account balances was due to customers' migration away from certificates of deposit, as well as the Corporation's promotional efforts with a focus on building customer relationships.

The $719.5 million, or 14.3%, decrease in time deposits was due to a $713.1 million, or 14.2%, decrease in customer certificates of deposit and a $6.4 million, or 64.5%, decrease in brokered certificates of deposit. The decrease in customer certificates of deposit was in accounts with original maturity terms of less than two years ($706.9 million, or 22.5%) and jumbo certificates of deposit ($146.9, or 39.7%), partially offset by an increase in accounts with original maturity terms of greater than two years ($160.7 million, or 15.0%). The decreases in shorter-term and jumbo customer certificates of deposit reflected customer movement of balances to core accounts and longer-term deposits, as well as to the Corporation not competing aggressively for time deposit balances.

The average cost of interest-bearing deposits decreased 36 basis points, or 30.3%, from 1.19% in 2010 to 0.83% in 2011 due to a reduction in rates paid on all categories of deposits and the repricing of certificates of deposit to lower rates. Excluding early redemptions, $3.5 billion of time deposits matured during 2011 at a weighted average rate of 1.20%, while $3.2 billion of time deposits were issued at a weighted average rate of 0.66%.

The following table summarizes the decreases in average borrowings, by type:

			Decrease	
	2011	2010	$	%
	(dollars in thousands)			
Short-term borrowings:				
Customer repurchase agreements	**$ 208,144**	$ 252,634	$ (44,490)	(17.6)%
Customer short-term promissory notes	**174,624**	209,766	(35,142)	(16.8)
Total short-term customer funding	**382,768**	462,400	(79,632)	(17.2)
Federal funds purchased	**113,023**	125,202	(12,179)	(9.7)
Total short-term borrowings	**495,791**	587,602	(91,811)	(15.6)
Long-term debt:				
FHLB Advances	**651,268**	943,118	(291,850)	(30.9)
Other long-term debt	**383,207**	383,331	(124)	—
Total long-term debt	**1,034,475**	1,326,449	(291,974)	(22.0)
Total	**$ 1,530,266**	$ 1,914,051	$ (383,785)	(20.1)%

The $79.6 million, or 17.2%, decrease in short-term customer funding resulted primarily from customers transferring funds from the cash management program to deposits due to the low interest rate environment. The $12.2 million, or 9.7%, decrease in Federal funds purchased was due to increases in average deposits, combined with the decreases in investments and loans, the result of which was a reduced need for wholesale funding. The $291.9 million decrease in FHLB advances was due to maturities, which were generally not replaced with new advances.

2010 vs. 2009

FTE interest income decreased $41.1 million, or 5.1%. A 23 basis point, or 4.4%, decrease in average rates resulted in a $27.5 million decrease in interest income, while a $119.5 million, or 0.8%, decrease in average interest-earning assets resulted in a $13.7 million decrease in interest income.

Overall loan demand continued to be weak during 2010. The Corporation continued to manage risk by reducing its exposure in certain loan types, particularly construction loans. Increases resulting from new originations were offset by decreases due to repayments and charge-offs.

Commercial mortgages increased $197.9 million, or 4.8%. Geographically, the increase in commercial mortgages was within the Corporation's Pennsylvania ($127.8 million, or 5.9%), Maryland ($31.3 million, or 8.8%), New Jersey ($21.1 million, or 1.8%) and Virginia ($17.6 million, or 5.4%) markets.

Residential mortgages increased $39.7 million, or 4.2%, largely due to the Corporation's retention in portfolio of certain 10 and 15 year fixed rate mortgages and certain adjustable rate mortgages to partially mitigate the impact of decreases in average interest-earning assets.

Construction loans decreased $222.6 million, or 20.0%, primarily due to efforts to decrease credit exposure in this portfolio as new loan originations decreased during 2010. In addition, $66.4 million of charge-offs recorded in 2010 contributed to the decrease. Geographically, the decline was primarily in the Corporation's Maryland ($91.6 million, or 31.2%), Virginia ($65.8 million, or 23.6%) and New Jersey ($62.4 million, or 28.6%) markets.

The average yield on loans during 2010 of 5.33% represented a 14 basis point, or 2.6%, decrease in comparison to 2009, despite the average prime rate remaining at 3.25% for both 2010 and 2009. The decrease in average yields on loans was attributable to repayments of higher-yielding loans and declining average rates on fixed and adjustable rate loans which, unlike floating rate loans, have a lagged repricing effect. In addition, approximately one-third of the floating rate portfolio is based on an index rate other than prime, such as the one-month LIBOR, which decreased on average from 2009 to 2010.

Average investments decreased $237.8 million, or 7.6%, due largely to maturities of mortgage-backed securities, state and municipal securities and U.S. government sponsored agency securities, partially offset by an increase in collateralized mortgage obligations.

During 2010, the proceeds from the maturities and sales of securities were not fully reinvested into the portfolio because current rates on many investment options were not attractive. The average yield on investments decreased 37 basis points, or 8.2%, from 4.50% in 2009 to 4.13% in 2010, as the reinvestment of cash flows and purchases of taxable investment securities were at yields that were lower than the overall portfolio yield.

Other interest-earning assets increased $171.6 million, or 807.5%, due to a lack of attractive investment alternatives.

Interest expense decreased $78.9 million, or 29.7%, to $186.6 million in 2010 from $265.5 million in 2009. Of this decrease, $52.6 million resulted from a 58 basis point, or 27.4%, decrease in the average cost of total interest-bearing liabilities. The remainder of the decrease in interest expense, $26.3 million, resulted from a $392.1 million, or 3.1%, decrease in average interest-bearing liabilities.

Total demand and savings accounts increased $1.2 billion, or 19.5%, which was consistent with industry trends as economic conditions have slowed spending and encouraged saving. Noninterest-bearing accounts increased $256.9 million, or 13.9%, primarily due to a $217.8 million, or 17.5%, increase in business account balances. Interest-bearing demand and savings accounts increased $940.2 million, or 22.0%, which consisted of a $468.6 million, or 17.8%, increase in personal account balances, a $284.9 million, or 30.7%, increase in municipal account balances and a $186.8 million, or 26.1%, increase in business account balances. Growth in business account balances was due, in part, to businesses being required to keep higher balances on hand to offset service fees, as well as a migration away from the Corporation's cash management products due to low interest rates. The increase in personal account balances was a result of a decrease in customer certificates of deposit as well as the Corporation's promotional efforts with a focus on building customer relationships.

Time deposits decreased $490.4 million, or 8.9%, which consisted of a $353.4 million, or 6.6%, decrease in customer certificates of deposits and a $137.1 million, or 93.2%, decrease in brokered certificates of deposit. The decrease in customer certificates of deposit was in accounts with original maturity terms of less than one year of $901.6 million, or 33.8%, partially offset by an increase in accounts with original maturity terms of greater than one year of $586.4 million, or 34.4%. As noted above, the decrease in short-term customer certificates of deposit was largely due to customers migrating funds to interest-bearing savings and demand accounts. The growth in longer-term certificates of deposit was due to the Corporation's continuing focus on building customer relationships, while at the same time extending funding maturities at reasonable rates over a longer time horizon. The decrease in brokered certificates of deposit occurred because the significant growth in customer funding reduced the need for non-core funding alternatives.

The average cost of interest-bearing deposits decreased 66 basis points, or 35.7%, from 1.85% in 2009 to 1.19% in 2010, primarily due to the maturities of higher-rate certificates of deposit. The average cost of time deposits decreased 88 basis points, or 31.7%. During 2010, $5.2 billion of time deposits matured at a weighted average rate of 1.69%, while $4.9 billion of time deposits were issued at a weighted average rate of 1.11%.

Short-term customer funding, consisting of customer repurchase agreements and customer short-term promissory notes, decreased $79.5 million, or 14.7%. The decrease in short-term customer funding resulted primarily from customers transferring funds from the cash management program to deposits due to the low interest rate environment. Federal funds purchased and Federal Reserve Bank borrowings decreased $374.2 million, or 74.9%, due to increases in customer deposit accounts, combined with the decreases in investments and loans, the result of which was a reduced funding need for the Corporation. FHLB advances decreased $386.4 million, or 29.1%, due to maturities, which were generally not replaced with new advances.

Provision and Allowance for Credit Losses

The Corporation accounts for the credit risk associated with lending activities through its allowance for credit losses and provision for credit losses. The provision is the expense recognized on the consolidated statements of income to adjust the allowance to its proper balance, as determined through the application of the Corporation's allowance methodology procedures. These procedures include the evaluation of the risk characteristics of the portfolio and documentation in accordance with the Securities and Exchange Commission's (SEC) Staff Accounting Bulletin No. 102, "Selected Loan Loss Allowance Methodology and Documentation Issues."

The Corporation's established methodology for evaluating the adequacy of the allowance for credit losses considers both components of the allowance: 1) specific allowances allocated to loans evaluated for impairment under the Financial Accounting Standards Board's Accounting Standards Codification (FASB ASC) Section 310-10-35; and 2) allowances calculated for pools of loans evaluated for impairment under FASB ASC Subtopic 450-20.

Effective April 1, 2011, the Corporation revised and enhanced its allowance for credit loss methodology. This change in methodology did not impact the total allowance for credit losses. See the "Critical Accounting Policies" section of Management's Discussion for a discussion of the Corporation's allowance for credit loss evaluation methodology.

The development of the Corporation's allowance for credit losses is based first on a segmentation of its loan portfolio by general loan type, or "portfolio segments." Certain portfolio segments are further disaggregated and evaluated for impairment based on "class segments," which are largely based on the type of collateral underlying each loan. For commercial loans, class segments include loans secured by collateral and unsecured loans. Construction loan class segments include loans secured by commercial real estate and loans secured by residential real estate. Consumer loan class segments are based on collateral types and include direct consumer installment loans and indirect automobile loans.

A summary of the Corporation's loan loss experience follows:

	2011	2010	2009	2008	2007
	(dollars in thousands)				
Loans, net of unearned income outstanding at end of year	$ 11,968,970	$11,933,307	$11,972,424	$12,042,620	$11,204,424
Daily average balance of loans, net of unearned income	$ 11,904,529	$11,958,435	$11,975,899	$11,595,243	$10,736,566
Balance of allowance for credit losses at beginning of year	$ 275,498	$ 257,553	$ 180,137	$ 112,209	$ 106,884
Loans charged off:					
Commercial – industrial, financial and agricultural	52,301	35,865	34,761	18,592	6,796
Real estate – construction	38,613	66,412	44,909	14,891	—
Real estate – residential mortgage	32,533	6,896	7,056	5,868	355
Real estate – commercial mortgage	26,032	28,209	15,530	7,516	851
Consumer and home equity	9,686	11,210	10,770	5,188	3,678
Leasing and other	2,168	2,833	6,048	4,804	2,059
Total loans charged off	161,333	151,425	119,074	56,859	13,739
Recoveries of loans previously charged off:					
Commercial – industrial, financial and agricultural	2,521	4,536	1,679	1,795	1,664
Real estate – construction	1,746	1,296	1,194	17	—
Real estate – residential mortgage	325	9	150	143	144
Real estate – commercial mortgage	1,967	1,008	536	286	34
Consumer and home equity	1,431	1,540	1,678	1,487	1,246
Leasing and other	1,022	981	1,233	1,433	913
Total recoveries	9,012	9,370	6,470	5,161	4,001
Net loans charged off	152,321	142,055	112,604	51,698	9,738
Provision for credit losses	135,000	160,000	190,020	119,626	15,063
Balance at end of year	$ 258,177	$ 275,498	$ 257,553	$ 180,137	$ 112,209
Components of Allowance for Credit Losses:					
Allowance for loan losses	$ 256,471	$ 274,271	$ 256,698	$ 173,946	$ 107,547
Reserve for unfunded lending commitments (1)	1,706	1,227	855	6,191	4,662
Allowance for credit losses	$ 258,177	$ 275,498	$ 257,553	$ 180,137	$ 112,209
Selected Asset Quality Ratios:					
Net charge-offs to average loans	1.28%	1.19%	0.94%	0.45%	0.09%
Allowance for loan losses to loans outstanding	2.14%	2.30%	2.14%	1.44%	0.96%
Allowance for credit losses to loans outstanding	2.16%	2.31%	2.15%	1.50%	1.00%
Non-performing assets (2) to total assets	1.94%	2.22%	1.83%	1.35%	0.76%
Non-performing assets to total loans and Other Real Estate Owned (OREO)	2.64%	3.02%	2.54%	1.82%	1.08%
Non-accrual loans to total loans	2.15%	2.35%	1.99%	1.34%	0.68%
Allowance for credit losses to non-performing loans	90.11%	83.80%	91.42%	91.38%	105.93%
Non-performing assets to tangible common shareholders' equity and allowance for credit losses	18.60%	22.50%	24.00%	19.68%	11.71%

(1) Reserve for unfunded lending commitments recorded within other liabilities on the consolidated balance sheets.
(2) Includes accruing loans past due 90 days or more.

The Corporation's provision for credit losses for 2011 totaled $135.0 million, a $25.0 million, or 15.6%, decrease from the $160.0 million provision for credit losses in 2010, as the level of non-performing assets decreased, leading to a decrease in additional allocation needs.

While the provision for credit losses decreased, net charge-offs increased as losses previously provided for were realized. This relationship between the provision for credit losses and net charge-offs is not unusual, since the recognition of losses through the provision generally occurs before such losses are realized through a charge-off against the allowance for credit losses. Net charge-offs increased $10.3 million, or 7.2%, to $152.3 million in 2011 from $142.1 million in 2010. The increase in net charge-offs was primarily due to increases in residential mortgage net charge-offs ($25.3 million, or 367.7%) and commercial loan net charge-offs ($18.5 million, or 58.9%), partially offset by declines in construction loan net charge-offs ($28.2 million, or 43.4%), commercial mortgage net charge-offs ($3.1 million, or 11.5%) and consumer and other net charge-offs ($2.1 million, or 18.4%).

The increase in residential mortgage net charge-offs was largely due to the sale of $34.7 million of non-performing residential mortgages and $152,000 of non-performing home equity loans to an investor in December 2011. Below is a summary of the transaction (in thousands):

Recorded investment in loans sold	$	34,810
Proceeds from sale, net of selling expenses		17,420
Total charge-off	$	(17,390)
Existing allocation for credit losses on sold loans	$	(12,360)

Of the $152.3 million of net charge-offs recorded in 2011, 28.6% were for loans originated by the Corporation's bank in New Jersey, 28.6% in Pennsylvania, 21.8% in Virginia and 18.4% in Maryland. During 2011, individual charge-offs of $1.0 million or greater totaled approximately $44 million, of which approximately $21 million were for commercial loans, approximately $16 million were for construction loans, approximately $6 million were for commercial mortgages loans and $1.3 million was for a residential mortgage. For 2010, individual charge-offs of $1.0 million or greater totaled approximately $76 million, of which approximately $52 million were for construction loans, approximately $12 million were for commercial mortgages loans, and approximately $12 million were for commercial loans.

The following table presents activity in the allowance for loan losses, by portfolio segment, for the year ended December 31, 2011:

	Real Estate - Commercial Mortgage	Commercial - Industrial, Financial and Agricultural	Real Estate - Home Equity	Real Estate - Residential Mortgage	Real Estate - Construction	Consumer	Leasing and other and Overdrafts	Unallocated (1)	Total
	(in thousands)								
Balance at January 1, 2011	$ 40,831	$ 101,436	$ 6,454	$ 17,425	$ 58,117	$ 4,669	$ 3,840	$ 41,499	$ 274,271
Loans charged off	(26,032)	(52,301)	(6,397)	(32,533)	(38,613)	(3,289)	(2,168)	—	(161,333)
Recoveries of loans previously charged off	1,967	2,521	63	325	1,746	1,368	1,022	—	9,012
Net loans charged off	(24,065)	(49,780)	(6,334)	(32,208)	(36,867)	(1,921)	(1,146)	—	(152,321)
Provision for loan losses (2)	45,463	36,628	9,031	29,873	33,587	2,411	647	(23,119)	134,521
Impact of change in allowance methodology	22,883	(13,388)	3,690	7,896	(24,771)	(3,076)	(944)	7,710	—
Provision for loan losses, including impact of change in allowance methodology	68,346	23,240	12,721	37,769	8,816	(665)	(297)	(15,409)	134,521
Balance at December 31, 2011	$ 85,112	$ 74,896	$ 12,841	$ 22,986	$ 30,066	$ 2,083	$ 2,397	$ 26,090	$ 256,471

(1) The Corporation's unallocated allowance, which was approximately 10% and 15% as of December 31, 2011 and December 31, 2010, respectively, was reasonable and appropriate as the estimates used in the allocation process are inherently imprecise.

(2) Provision for loan losses is net of a $479,000 decrease in provision applied to unfunded commitments for the year ended December 31, 2011. The total provision for credit losses, comprised of allocations for both funded and unfunded loans, was $135.0 million for the year ended December 31, 2011.

During 2011, the $134.5 million provision for loan losses, including the impact of the Corporation's change in methodology, was allocated 50.8% to commercial mortgages, 28.1% to residential mortgages, 17.3% to commercial mortgages, 9.5% to home equity loans and 6.6% to construction loans. Allocations of the provision for loan losses to these loan types were offset by a negative provision to reduce the unallocated allowance by $15.4 million, due to the Corporation's new reserve methodology, including an enhanced qualitative process that has further quantified inherent risks that were historically covered by the unallocated allowance.

Changes in allocations by portfolio segment are driven by indications of credit quality deterioration. The Corporation's allowance for loan loss methodology segments commercial loans, commercial mortgages and certain construction loans into separate pools based on internally assigned risk ratings. Residential mortgages, home equity loans, consumer loans, and lease receivables are further segmented into separate pools based on delinquency status.

The following table presents internal risk ratings for commercial loans, commercial mortgages and certain construction loans by class segment as of December 31:

	Pass		Special Mention		Substandard or Lower		Total	
	December 31, 2011	December 31, 2010	**December 31, 2011**	December 31, 2010	**December 31, 2011**	December 31, 2010	**December 31, 2011**	December 31, 2010
	(dollars in thousands)							
Real estate - commercial mortgage	**$ 4,099,103**	$ 3,776,714	**$ 160,935**	$ 306,926	**$ 342,558**	$ 292,340	**$ 4,602,596**	$ 4,375,980
Commercial - secured	**2,977,957**	2,903,184	**166,588**	244,927	**249,014**	323,187	**3,393,559**	3,471,298
Commercial -unsecured	**230,962**	211,298	**6,066**	14,177	**8,781**	7,611	**245,809**	233,086
Total commercial - industrial, financial and agricultural	**3,208,919**	3,114,482	**172,654**	259,104	**257,795**	330,798	**3,639,368**	3,704,384
Construction - commercial residential	**175,706**	251,159	**50,854**	84,774	**126,378**	156,966	**352,938**	492,899
Construction - commercial	**186,049**	222,357	**7,022**	10,221	**16,309**	11,859	**209,380**	244,437
Total real estate - construction (excluding Construction - other)	**361,755**	473,516	**57,876**	94,995	**142,687**	168,825	**562,318**	737,336
Total	**$ 7,669,777**	$ 7,364,712	**$ 391,465**	$ 661,025	**$ 743,040**	$ 791,963	**$ 8,804,282**	$ 8,817,700
% of Total	**87.1%**	83.5%	**4.5%**	7.5%	**8.4%**	9.0%	**100.0%**	100.0%

As of December 31, 2011, total loans with risk ratings of substandard or lower decreased $48.9 million, or 6.2%, in comparison to 2010. This decrease was due to a $73.0 million, or 22.1%, decrease in commercial loans rated substandard or lower and a $26.1 million, or 15.5%, decrease in construction loans class segments rated substandard or lower, partially offset by a $50.2 million, or 17.2%, increase in commercial mortgage loans rated substandard or lower.

Special mention risk rated loans decreased $269.6 million, or 40.8%, and comprised 4.5% of total risk rated loans as of December 31, 2011, as compared to 7.5% in 2010. Pass risk rated loans increased $305.1 million, or 4.1%, and accounted for 87.1% of total risk rated loans as of December 31, 2011. This improvement from 83.5% in 2010 contributed to the decrease in allowance allocations in 2011.

The following table presents a summary of delinquency status for home equity, residential mortgage, consumer, leasing and other and certain construction loans by class segment:

	Performing		Delinquent (1)		Non-performing (2)		Total	
	December 31, 2011	December 31, 2010	**December 31, 2011**	December 31, 2010	**December 31, 2011**	December 31, 2010	**December 31, 2011**	December 31, 2010
	(dollars in thousands)							
Real estate - home equity	**$ 1,601,722**	$ 1,619,684	**$ 11,633**	$ 11,905	**$ 11,207**	$ 10,188	**$ 1,624,562**	$ 1,641,777
Real estate - residential mortgage	**1,043,733**	909,247	**37,123**	36,331	**16,336**	50,412	**1,097,192**	995,990
Real estate - construction - other	**49,593**	60,956	**2,341**	—	**1,193**	2,893	**53,127**	63,849
Consumer - direct	**34,263**	45,942	**657**	935	**518**	212	**35,438**	47,089
Consumer - indirect	**151,112**	166,531	**2,437**	2,275	**183**	290	**153,732**	169,096
Consumer - other	**122,894**	129,911	**3,354**	2,413	**2,683**	1,652	**128,931**	133,976
Total consumer	**308,269**	342,384	**6,448**	5,623	**3,384**	2,154	**318,101**	350,161
Leasing and other and overdrafts	**70,550**	63,087	**1,049**	516	**107**	227	**71,706**	63,830
Total	**$ 3,073,867**	$ 2,995,358	**$ 58,594**	$ 54,375	**$ 32,227**	$ 65,874	**$ 3,164,688**	$ 3,115,607
% of Total	**97.1%**	96.2%	**1.9%**	1.7%	**1.0%**	2.1%	**100.0%**	100.0%

(1) Includes all accruing loans 30 days to 89 days past due.
(2) Includes all accruing loans 90 days or more past due and all non-accrual loans.

As of December 31, 2011, non-performing loans in the above class segments decreased $33.6 million, or 51.1%, due largely to the sale of non-performing residential mortgages in December 2011.

The following table summarizes loan delinquencies as a percentage of loans, by portfolio segment, as of December 31:

	2011			2010		
	31-89 Days	**≥90 Days**	**Total**	31-89 Days	≥90 Days	Total
Real estate – commercial mortgage	**0.56%**	**2.47%**	**3.03%**	0.56%	2.14%	2.70%
Commercial – industrial, financial and agricultural	**0.41**	**2.23**	**2.64**	0.36	2.36	2.72
Real estate – home equity	**0.72**	**0.69**	**1.41**	0.73	0.62	1.35
Real estate – residential mortgage	**3.38**	**1.49**	**4.87**	3.65	5.06	8.71
Real estate – construction	**1.55**	**9.87**	**11.42**	0.91	10.56	11.47
Consumer	**2.03**	**1.06**	**3.09**	1.61	0.61	2.22
Leasing and other and overdrafts	**1.46**	**0.15**	**1.61**	0.81	0.35	1.16
Total	**0.89%**	**2.39%**	**3.28%**	0.83%	2.76%	3.59%
Total dollars (in thousands)	**$ 106,393**	**$ 286,528**	**$ 392,921**	$ 99,330	$ 328,772	$ 428,102

The following table presents the aggregate amount of non-accrual and past due loans and OREO:

	December 31				
	2011	2010	2009	2008	2007
			(in thousands)		
Non-accrual loans (1) (2) (3)	**$ 257,761**	$ 280,688	$ 238,360	$ 161,962	$ 76,150
Accruing loans past due 90 days or more (2)	**28,767**	48,084	43,359	35,177	29,782
Total non-performing loans	**286,528**	328,772	281,719	197,139	105,932
OREO	**30,803**	32,959	23,309	21,855	14,934
Total non-performing assets	**$ 317,331**	$ 361,731	$ 305,028	$ 218,994	$ 120,866

(1) In 2011, the total interest income that would have been recorded if non-accrual loans had been current in accordance with their original terms was approximately $17.3 million. The amount of interest income on non-accrual loans that was included in 2011 income was approximately $2.5 million.

(2) Accrual of interest is generally discontinued when a loan becomes 90 days past due as to principal and interest. When interest accruals are discontinued, interest credited to income is reversed. Non-accrual loans may be restored to accrual status when all delinquent principal and interest has been paid currently for six consecutive months or the loan is considered secured and in the process of collection. Certain loans, primarily adequately collateralized mortgage loans, may continue to accrue interest after reaching 90 days past due.

(3) Excluded from the amounts presented as of December 31, 2011 were $55.5 million of loans, modified under troubled debt restructurings (TDRs), where possible credit problems of borrowers have caused management to have doubts as to the ability of such borrowers to comply with the present loan repayment terms. These loans were reviewed for impairment under FASB ASC Section 310-10-35, but continue to accrue interest and are, therefore, not included in non-accrual loans. All non-accrual loans as of December 31, 2011 were reviewed for impairment under FASB ASC Section 310-10-35.

The following table presents loans whose terms were modified under TDRs as of December 31:

	2011	2010
	(in thousands)	
Real estate – residential mortgage	**$ 32,331**	$ 37,826
Real estate – commercial mortgage	**22,425**	18,778
Real estate – construction	**7,645**	5,440
Commercial – industrial, financial and agricultural	**3,581**	5,502
Consumer	**193**	263
Total accruing TDRs	**66,175**	67,809
Non-accrual TDRs (1)	**32,587**	51,175
Total TDRs	**$ 98,762**	$ 118,984

(1) Included within non-accrual loans in the preceding table.

The following table summarizes the Corporation's non-performing loans, by portfolio segment, as of the indicated dates:

	December 31				
	2011	2010	2009	2008	2007
			(in thousands)		
Real estate – commercial mortgage	**$ 113,806**	$ 93,720	$ 61,052	$ 41,745	$ 14,515
Commercial – industrial, financial and agricultural	**80,944**	87,455	69,604	40,294	27,715
Real estate – construction	**60,744**	84,616	92,841	80,083	30,927
Real estate – residential mortgage	**16,336**	50,412	45,748	26,304	25,774
Real estate – home equity	**11,207**	10,188	10,790	6,766	1,991
Consumer	**3,384**	2,154	1,529	1,608	2,750
Leasing	**107**	227	155	339	2,260
Total non-performing loans	**$ 286,528**	$ 328,772	$ 281,719	$ 197,139	$ 105,932

Non-performing loans decreased $42.2 million, or 12.8%, to $286.5 million as of December 31, 2011. The decrease included a $34.1 million, or 67.6%, decrease in non-performing residential mortgages, largely due to the sale of non-performing residential mortgages in December 2011. In addition, non-performing construction loans decreased $23.9 million, or 28.2%, and non-performing commercial loans decreased $6.5 million, or 7.4%. These decreases were partially offset by a $20.1 million, or 21.4%, increase in non-performing commercial mortgages.

Geographically, the $23.9 million decrease in non-performing construction loans was in the Corporation's Virginia ($15.0 million, or 48.9%) and Maryland ($14.1 million, or 45.7%) markets, partially offset by an increase in the Pennsylvania ($5.3 million, or 78.8%) market. The $6.5 million decrease in non-performing commercial loans was in the Virginia ($8.9 million, or 64.6%) and Pennsylvania ($1.3 million, or 2.6%) markets, partially offset by increases in the New Jersey ($3.4 million, or 24.2%) and Maryland ($1.3 million, or 15.0%) markets.

The $20.1 million increase in non-performing commercial mortgages was due to an increase in the New Jersey ($13.2 million, or 30.1%), Maryland ($8.6 million, or 169.7%) and Virginia ($8.0 million, or 203.6%) markets, partially offset by declines in the Delaware ($5.7 million, or 68.1%) and Pennsylvania ($4.1 million, or 12.6%) markets.

The following table summarizes OREO, by property type, as of December 31:

	2011	2010
	(in thousands)	
Commercial properties	**$ 15,184**	$ 15,916
Residential properties	**10,499**	12,635
Undeveloped land	**5,120**	4,408
Total OREO	**$ 30,803**	$ 32,959

The following table summarizes the allocation of the allowance for loan losses, by loan type:

	2011		2010		2009		2008		2007	
	Allowance	**% of Loans In Each Category**	Allowance	% of Loans In Each Category	Allowance	% of Loans In Each Category	Allowance	% of Loans In Each Category	Allowance	% of Loans In Each Category
					(dollars in thousands)					
Real estate - commercial mortgage	**$ 85,112**	**38.5%**	$ 40,831	36.8%	$ 32,257	35.9%	$ 42,402	33.4%	$ 31,542	31.0%
Commercial - industrial, financial and agricultural	**74,896**	**30.4**	101,436	31.0	96,901	30.9	66,147	30.2	53,194	30.6
Real estate - construction	**30,066**	**5.1**	58,117	6.7	67,388	8.2	32,917	10.5	1,174	12.2
Real estate - residential mortgage	**22,986**	**9.2**	17,425	8.3	13,704	7.7	7,158	8.1	2,868	7.6
Consumer, home equity, leasing & other	**17,321**	**16.8**	14,963	17.2	13,620	17.3	8,167	17.8	8,142	18.6
Unallocated	**26,090**	**N/A**	41,499	N/A	32,828	N/A	17,155	N/A	10,627	N/A
	$ 256,471	**100.0%**	$ 274,271	100.0%	$ 256,698	100.0%	$ 173,946	100.0%	$ 107,547	100.0%

N/A – Not applicable.

Management believes that the allowance for loan losses balance of $256.5 million as of December 31, 2011 is sufficient to cover losses inherent in the loan portfolio. See additional disclosures in Note A, "Summary of Significant Accounting Policies" and Note D, "Loans and Allowance for Credit Losses," in the Notes to Consolidated Financial Statements and "Critical Accounting Policies," in Management's Discussion.

Other Income and Expenses

2011 vs. 2010

Other Income

The following table presents the components of other income for the past two years:

			Increase (decrease)	
	2011	2010	$	%
		(dollars in thousands)		
Overdraft fees	**$ 32,062**	$ 35,612	$ (3,550)	(10.0)%
Cash management fees	**10,590**	9,775	815	8.3
Other	**15,426**	13,205	2,221	16.8
Service charges on deposit accounts	**58,078**	58,592	(514)	(0.9)
Debit card income	**15,535**	15,870	(335)	(2.1)
Merchant fees	**10,126**	8,509	1,617	19.0
Foreign currency processing income	**9,400**	8,193	1,207	14.7
Letter of credit fees	**5,038**	5,364	(326)	(6.1)
Other	**7,383**	7,087	296	4.2
Other service charges and fees	**47,482**	45,023	2,459	5.5
Investment management and trust services	**36,483**	34,173	2,310	6.8
Mortgage banking income	**25,674**	29,304	(3,630)	(12.4)
Credit card income	**7,004**	6,115	889	14.5
Other income	**8,445**	8,412	33	0.4
Total, excluding investment securities gains	**183,166**	181,619	1,547	0.9
Investment securities gains	**4,561**	701	3,860	550.6
Total	**$ 187,727**	$ 182,320	$ 5,407	3.0 %

The $3.6 million, or 10.0%, decrease in overdraft fees was a result of changes in regulations which took effect in August of 2010, which require customers to affirmatively consent to the payment of certain types of overdrafts. The $815,000, or 8.3%, increase in cash management fees was primarily due to an increase in certain fees which were implemented in 2011. Other service charges on deposit accounts increased $2.2 million, or 16.8%, primarily due to the implementation of fee structure changes for certain products that occurred in 2011, and partially due to an increase in demand and savings account balances.

The $335,000, or 2.1%, decrease in debit card income was due to new Federal Reserve pricing rules that became effective on October 1, 2011 which established maximum interchange fees an issuer can charge on debit card transactions, partially offset by volume growth. The $1.6 million, or 19.0%, increase in merchant fees and the $1.2 million, or 14.7%, increase in foreign currency processing income were both due to increases in transaction volumes.

The $2.3 million, or 6.8%, increase in investment management and trust services was due primarily to a $1.5 million, or 12.0%, increase in brokerage revenue and a $534,000, or 2.5%, increase in trust commissions. These increases resulted from the Corporation's expanded focus on generating recurring revenue in the brokerage business, increased sales of new trust business, and an improvement in the market values of existing assets under management.

Mortgage banking income decreased $3.6 million, or 12.4%. During 2010, the Corporation recorded $3.3 million of mortgage sale gains resulting from a change in its methodology for determining the fair value of its commitments to originate fixed-rate residential mortgage loans for sale, also referred to as interest rate locks. See Note A, "Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements for additional details. Adjusting for the impact of this change, mortgage banking income decreased $2.2 million, or 7.8%, due to a decrease in volumes, partially offset by an increase in pricing spreads. Total loans sold in 2011 were $1.2 billion, compared to $1.6 billion of loans sold in 2010. The $361.8 million, or 23.2%, decrease in loans sold was due to a decrease in refinance volumes. Refinances accounted for 54% of sale volumes in 2011, compared to 60% in 2010. Mortgage sales volumes and related gains were also impacted by the decision to retain certain 10 and 15 year fixed rate mortgages in portfolio.

The $889,000, or 14.5%, increase in credit card income was primarily due to an increase in transactions and interest on credit cards previously originated, which generate fees under a joint marketing agreement with an independent third party.

Investment securities gains of $4.6 million for 2011 included $7.5 million of net gains on the sales of securities, partially offset by other-than-temporary impairment charges of $2.9 million. During 2011, the Corporation recorded other-than-temporary impairment charges of $1.4 million for pooled trust preferred securities issued by financial institutions, $1.2 million for financial institutions stocks and $292,000 for auction rate securities. The $701,000 of investment securities gains for 2010 resulted from $14.7 million of net gains on the sales of securities, partially offset by other-than-temporary impairment charges of $12.0 million for pooled trust preferred securities issued by financial institutions and $2.0 million for financial institutions stocks. See Note C, "Investment Securities" in the Notes to Consolidated Financial Statements for additional details.

Other Expenses

The following table presents the components of other expenses for each of the past two years:

	2011	2010	Increase (decrease) $	Increase (decrease) %
	(dollars in thousands)			
Salaries and employee benefits	$ 227,435	$ 216,487	$ 10,948	5.1%
Net occupancy expense	44,003	43,533	470	1.1
FDIC insurance expense	14,480	19,715	(5,235)	(26.6)
Data processing	13,541	13,263	278	2.1
Equipment expense	12,870	11,692	1,178	10.1
Professional fees	12,159	11,523	636	5.5
Marketing	9,667	11,163	(1,496)	(13.4)
OREO and repossession expense	8,366	7,441	925	12.4
Telecommunications	8,119	8,543	(424)	(5.0)
Supplies	5,507	5,633	(126)	(2.2)
Postage	5,065	5,306	(241)	(4.5)
Intangible amortization	4,257	5,240	(983)	(18.8)
Operating risk loss	1,328	3,025	(1,697)	(56.1)
Other	49,679	45,761	3,918	8.6
Total	$ 416,476	$ 408,325	$ 8,151	2.0%

Salaries and employee benefits increased $10.9 million, or 5.1%, with salaries increasing $11.4 million, or 6.4%, and employee benefits decreasing $405,000, or 1.1%. The increase in salaries expense was largely due to annual merit increases in 2011, a $2.2 million increase in stock based compensation expense and a $2.2 million increase in incentive compensation expense.

The decrease in employee benefits was primarily due to a $329,000 decrease in defined benefit pension plan expense and a $262,000 decrease in profit sharing expense, partially offset by an increase in severance expense.

The $5.2 million, or 26.6%, decrease in FDIC insurance expense was primarily due to a change in the assessment base, which effective April 1, 2011, was based on total average assets minus average tangible equity, as compared to the previous assessment calculation, which was based on average domestic deposits.

The $1.2 million, or 10.1%, increase in equipment expense was largely due to a $700,000, or 9.6%, increase in depreciation expense, primarily related to the addition of assets supporting the Corporation's information technology infrastructure, and increased maintenance costs. The $636,000, or 5.5%, increase in professional fees was due to increased legal costs associated with the collection and workout efforts for non-performing loans, in addition to an increase in regulatory fees. The $1.5 million, or 13.4%, decrease in marketing expenses was due to efforts to control expenditures and the timing of promotional campaigns in 2011. The $925,000, or 12.4%, increase in OREO and repossession expense was due to increased costs associated with the repossession of foreclosed assets, partially offset by a net increase in gains on sales of OREO. Total net gains on sales of OREO were $762,000 in 2011 compared to net losses of $452,000 in 2010. OREO and repossession expense is expected to be volatile as the Corporation continues to work through repossessed real estate.

The $983,000, or 18.8%, decrease in intangible amortization was due to certain core deposit intangible assets becoming fully amortized during 2011. The $1.7 million, or 56.1%, decrease in operating risk loss was primarily due to a $1.1 million reduction in accruals for potential repurchases of previously sold residential mortgage and home equity loans.

The $3.9 million, or 8.6%, increase in other expenses included a $1.0 million increase in software maintenance costs. In mid-2010, the Corporation entered into a three-year desktop software licensing agreement, thereby resulting in a full-year of costs for this maintenance agreement in 2011 compared to a partial year impact in 2010. Also contributing to the increase in other expenses was a $528,000 increase in merchant and debit cardholder assessment fees, a $448,000 increase in losses on the sale of fixed assets, $296,000 of consulting services related to the Corporation's planned core technology platform upgrade and a $300,000 loss upon redemption of a junior subordinated deferrable interest debenture in 2011.

2010 vs. 2009

Other Income

Other income for 2010 increased $8.4 million, or 4.8%, in comparison to 2009. Excluding investment securities gains and losses, other income increased $8.8 million, or 5.1%.

Service charges on deposit accounts decreased $1.9 million, or 3.1%, due primarily to a $1.6 million, or 14.2%, decrease in cash management fees and a $352,000, or 1.0%, decrease in overdraft fees. The decrease in cash management fees was a result of customers transferring funds from the cash management program to deposits due to the low interest rate environment. Average cash management balances decreased 14.7% in 2010 in comparison to 2009. The $352,000, or 1.0%, decrease in overdraft fees was a result of regulations which took effect in August of 2010 that require customers to affirmatively consent to the payment of certain types of overdrafts. Partially offsetting the effect of these regulations was growth in fees largely due to an increase in transaction volumes.

Other service charges and fees increased $4.6 million, or 11.4%, including a $2.7 million, or 20.7%, increase in debit card income, which was partially due to an increase in transaction volumes and partially due to the introduction of a new rewards points program in 2010. Also contributing to the increase in other service charges and fees was a $1.0 million, or 13.8%, increase in merchant fees and a $1.6 million, or 24.6%, increase in foreign currency processing income, both due to increases in transaction volumes. The Corporation's Fulton Bank, N.A. subsidiary has a foreign currency payment processing division that achieved significant growth over the past two years, contributing to the increase in foreign currency processing income. These increases in other service charges and fees were partially offset by a $1.0 million, or 16.0%, decrease in letter of credit fees, which was due to a decrease in the balance of letters of credit outstanding from $588.7 million at December 31, 2009 to $520.5 million at December 31, 2010.

Investment management and trust services increased $2.1 million, or 6.5%, due primarily to a $2.8 million, or 28.2%, increase in brokerage revenue, partially offset by a $716,000, or 3.2%, decrease in trust commissions. Throughout 2009, the Corporation expanded its brokerage operations by adding to its sales staff and transitioning from a transaction-based revenue model to a relationship-based model, which generates fees based on the values of assets under management rather than transaction volume. In 2010, the effect of these fully-implemented changes resulted in a positive impact to brokerage revenue.

Mortgage banking income increased $4.2 million, or 16.9%, which included a $4.9 million increase in gains on sales of mortgage loans, offset by a $631,000 decrease in mortgage servicing income. During 2010, the Corporation recorded a $3.3 million increase to mortgage banking income resulting from a correction of its methodology for determining the fair value of its interest rate locks. Adjusting for the impact of this change, mortgage banking income increased $2.3 million, or 9.1%, due to an increase in the spread on loans sold in 2010, partially offset by lower volumes. Total loans sold in 2010 were $1.6 billion, compared to $2.1 billion of loans sold in 2009. The $571.2 million, or 26.8%, decrease in loans sold was due to a decrease in refinance volumes. Refinances accounted for 60% of sale volumes in 2010, compared to 70% in 2009. The decrease in mortgage servicing income was due to a $550,000 increase to the mortgage servicing rights valuation allowance as expected prepayment speeds increased during the year.

Credit card income increased $643,000, or 11.8%, primarily due to an increase of transactions on credit cards previously originated and new card account originations, which generate fees under a joint marketing agreement with an independent third party. Other income decreased $960,000, or 10.2%, primarily due to a decrease in title search fee income, as a result of lower volumes of residential mortgage loans originated.

Investment securities gains of $701,000 for 2010 included $14.7 million of net gains on the sales of securities, partially offset by other-than-temporary impairment charges of $14.0 million. During 2010, the Corporation recorded other-than-temporary impairment charges of $12.0 million of for pooled trust preferred securities issued by financial institutions and $2.0 million for financial institutions stocks. The $1.1 million of investment securities gains for 2009 resulted from $14.5 million of net gains on sales of debt securities, partially offset by $9.5 million of other-than-temporary impairment charges for pooled trust preferred securities issued by financial institutions and $3.8 million of other-than-temporary impairment charges for financial institutions stocks.

Other Expenses

Other expenses decreased $7.2 million, or 1.7%, in comparison to 2009.

Salaries and employee benefits decreased $2.3 million, or 1.1%, with salaries increasing $210,000, or 0.1%, and employee benefits decreasing $2.5 million, or 6.2%. The moderate increase in salaries expense was due to the ending of a 12-month freeze on merit increases in March 2010, which was largely offset by a 2.0% decrease in average full-time equivalent employees, from approximately 3,600 in 2009 to approximately 3,530 in 2010, and an $813,000 decrease in incentive compensation expenses.

The decrease in employee benefits was primarily due to a $2.2 million decrease in healthcare claims costs due in part to a change in employee deductibles, a $932,000 decrease in defined benefit pension plan expense due to a higher return on plan assets and a decrease in severance expense, primarily due to $808,000 of severance expense recorded in 2009 related to the consolidation of the Corporation's Columbia Bank subsidiary's back office functions. These decreases were partially offset by an increase in accruals for compensated absences.

Net occupancy expense increased $1.5 million, or 3.6%, due to higher maintenance expense, primarily snow removal and utilities costs. FDIC insurance expense decreased $6.9 million, or 25.8%, due to the impact of the $7.7 million special assessment recorded in 2009 and the Corporation opting out of the Transaction Account Guarantee program in mid-year 2010. The impact of these decreases was partially offset by an increase in FDIC assessment rates.

Data processing expense decreased $1.2 million, or 8.1%, primarily due to savings realized from the consolidation of back office functions of the Corporation's Columbia Bank subsidiary during 2009. Equipment expense decreased $1.1 million, or 8.8%, largely due to a decrease in depreciation expense and an increase in certain vendor rebates in 2010. Professional fees increased $2.4 million, or 26.6%, due to increased legal costs associated with the collection and workout efforts for non-performing loans, in addition to an increase in regulatory fees. Marketing expenses increased $2.2 million, or 25.2%, due to new promotional campaigns initiated in 2010. OREO and repossession expense increased $500,000, or 7.2%, due primarily to increased costs associated with the repossession of foreclosed assets and a net increase in provisions and net losses on sales of OREO.

Operating risk loss decreased $4.5 million, or 59.9%, due a $6.2 million charge recorded in 2009 related to the Corporation's commitment to purchase illiquid auction rate securities from customer accounts. The Corporation did not record any charges related to this guarantee in 2010 as all remaining customer auction rate securities were purchased during 2009. Partially offsetting this increase was the effect of $600,000 of credits, recorded in 2009, related to a reduction in the Corporation's accrual for potential repurchases of previously sold residential mortgage and home equity loans.

Other expenses increased $2.7 million, or 6.3%, which included a $1.1 million increase in software maintenance costs, mainly due to upgrades in desktop software for virtually all employees, an $809,000 increase in student loan lender expense as a result of the low interest rate environment and a $376,000 increase in provision for debit card rewards points earned.

Income Taxes

Income tax expense for 2011 was $50.8 million, an increase of $6.4 million, or 14.5%, from 2010. Income tax expense for 2010 increased $29.0 million, or 188.2%, from 2009. The Corporation's effective tax rate (income taxes divided by income before income taxes) was 25.9%, 25.7% and 17.2% in 2011, 2010 and 2009, respectively.

The Corporation's effective tax rates are generally lower than the 35% Federal statutory rate due to investments in tax-free municipal securities and credits earned from investments in partnerships that generate such credits under various federal programs (Tax Credit Investments). Net credits associated with Tax Credit Investments were $8.5 million, $5.7 million and $4.7 million in 2011, 2010 and 2009, respectively.

For additional information regarding income taxes, see Note K, "Income Taxes," in the Notes to Consolidated Financial Statements.

FINANCIAL CONDITION

The table below presents condensed consolidated ending balance sheets for the Corporation.

	December 31 2011	December 31 2010	Increase (decrease) $	Increase (decrease) %
	(dollars in thousands)			
Assets:				
Cash and due from banks	$ **292,598**	$ 198,954	$ 93,644	47.1%
Other earning assets	**222,345**	117,237	105,108	89.7
Investment securities	**2,679,967**	2,861,484	(181,517)	(6.3)
Loans, net of allowance	**11,712,499**	11,659,036	53,463	0.5
Premises and equipment	**212,274**	208,016	4,258	2.0
Goodwill and intangible assets	**544,209**	547,979	(3,770)	(0.7)
Other assets	**706,616**	682,548	24,068	3.5
Total Assets	**$ 16,370,508**	$ 16,275,254	$ 95,254	0.6%
Liabilities and Shareholders' Equity:				
Deposits	**$ 12,525,739**	$ 12,388,581	$ 137,158	1.1%
Short-term borrowings	**597,033**	674,077	(77,044)	(11.4)
Long-term debt	**1,040,149**	1,119,450	(79,301)	(7.1)
Other liabilities	**215,048**	212,757	2,291	1.1
Total Liabilities	**14,377,969**	14,394,865	(16,896)	(0.1)
Total Shareholders' Equity	**1,992,539**	1,880,389	112,150	6.0
Total Liabilities and Shareholders' Equity	**$ 16,370,508**	$ 16,275,254	$ 95,254	0.6%

Investment Securities

The following table presents the carrying amount of investment securities held to maturity (HTM) and available for sale (AFS) as of the dates shown:

	2011 HTM	2011 AFS	2011 Total	2010 HTM	2010 AFS	2010 Total	2009 HTM	2009 AFS	2009 Total
	(in thousands)								
U.S. Government securities	**$ —**	**$ 334**	**$ 334**	$ —	$ 1,649	$ 1,649	$ —	$ 1,325	$ 1,325
U.S. Government sponsored agency securities	**5,987**	**4,073**	**10,060**	6,339	5,058	11,397	6,713	91,956	98,669
State and municipal	**179**	**322,018**	**322,197**	346	349,563	349,909	503	415,773	416,276
Corporate debt securities	**—**	**123,306**	**123,306**	—	124,786	124,786	—	116,739	116,739
Collateralized mortgage obligations	**—**	**1,001,209**	**1,001,209**	—	1,104,058	1,104,058	—	1,122,996	1,122,996
Mortgage-backed securities	**503**	**880,097**	**880,600**	1,066	871,472	872,538	1,484	1,080,024	1,081,508
Auction rate securities	**—**	**225,211**	**225,211**	—	260,679	260,679	—	289,203	289,203
Total debt securities	**6,669**	**2,556,248**	**2,562,917**	7,751	2,717,265	2,725,016	8,700	3,118,016	3,126,716
Equity securities	**—**	**117,050**	**117,050**	—	136,468	136,468	—	140,370	140,370
Total	**$ 6,669**	**$2,673,298**	**$2,679,967**	$ 7,751	$2,853,733	$2,861,484	$ 8,700	$3,258,386	$3,267,086

Total investment securities decreased $181.5 million, or 6.3%, to $2.7 billion at December 31, 2011. During 2011, proceeds from sales and maturities of collateralized mortgage obligations and mortgage-backed securities were not fully reinvested in the investment portfolio due to less attractive investment options in the low rate environment.

The Corporation classified 99.8% of its investment portfolio as available for sale as of December 31, 2011 and, as such, these investments were recorded at their estimated fair values. The net unrealized gain on available for sale investment securities was $40.1 million as of December 31, 2011, compared to $30.8 million as of December 31, 2010. During 2011, improvements in the fair values of state and municipal securities, mortgage-backed securities and corporate debt securities were partially offset by decreases in the fair values of auction rate securities and equity securities.

Loans

The following table presents loans outstanding, by type, as of the dates shown:

	December 31				
	2011	2010	2009	2008	2007
			(in thousands)		
Real estate – commercial mortgage	$ **4,602,596**	$ 4,375,980	$ 4,292,300	$ 4,016,700	$ 3,480,958
Commercial – industrial, financial and agricultural	**3,639,368**	3,704,384	3,699,198	3,635,544	3,427,085
Real estate – home equity	**1,624,562**	1,641,777	1,644,260	1,695,398	1,501,231
Real estate – residential mortgage	**1,097,192**	995,990	921,741	972,797	848,901
Real estate – construction	**615,445**	801,185	978,267	1,269,330	1,366,923
Consumer	**318,101**	350,161	360,698	365,692	500,708
Leasing and other	**78,700**	71,028	83,675	97,687	89,383
Gross loans	**11,975,964**	11,940,505	11,980,139	12,053,148	11,215,189
Unearned income	**(6,994)**	(7,198)	(7,715)	(10,528)	(10,765)
Loans, net of unearned income	$ **11,968,970**	$ 11,933,307	$ 11,972,424	$ 12,042,620	$ 11,204,424

Total loans, net of unearned income, increased $35.7 million, or 0.3%, due to slightly improved demand, particularly within the commercial mortgage portfolio, which increased $226.6 million, or 5.2%. Also contributing to the increase in loans was a $101.2 million, or 10.2%, increase in residential mortgages, which was a result of the Corporation's retention in portfolio of certain 10 and 15 year fixed rate mortgages and certain adjustable rate mortgages rather than being sold in the secondary market. These increases were offset by a $185.7 million, or 23.2%, decrease in construction loans, due to a combination of weak demand for new residential housing and continuing efforts by the Corporation to reduce its exposure within this sector, specifically in its Maryland, New Jersey and Virginia markets. Commercial loans also decreased $65.0 million, or 1.8%, mostly due to a by-product of slow economic growth. Consumer loans decreased $32.1 million, or 9.2%, due to a $16.7 million decrease in direct consumer loans and a $15.4 million decrease in the indirect automobile loan portfolio.

Approximately $5.2 billion, or 43.6%, of the Corporation's loan portfolio was in commercial mortgage and construction loans as of December 31, 2011. The Corporation does not have a concentration of credit risk with any single borrower, industry or geographical location. However, the performance of real estate markets and general economic conditions adversely impacted the performance of these loans throughout 2011.

Other Assets

Cash and due from banks increased $93.6 million, or 47.1%. Because of the daily fluctuations that result in the normal course of business, cash is more appropriately analyzed in terms of average balances. On an average balance basis for the month of December, cash and due from banks increased $31.4 million, or 12.7%, from $247.6 million in 2010 to $279.0 million in 2011.

Other earning assets increased $105.1 million, or 89.7%, due to an increase in interest-bearing deposits with other banks. The Corporation's interest-bearing account with the Federal Reserve Bank increased $118.3 million, or 850.5%, at December 31, 2011, primarily due to the investment of excess funds generated from an increase in demand and savings deposits, combined with a decrease in investments. Partially offsetting this increase was a $36.9 million, or 44.0%, decrease in loans held for sale, mainly due to the Corporation's retention of certain residential mortgages in portfolio and a decrease in the volume of loans sold. Premises and equipment increased $4.3 million, or 2.0%. The increase reflects additions primarily for the construction of new branch facilities and information technology initiatives, offset by depreciation and the sales of branch and office facilities during 2011. Goodwill and intangible assets decreased $3.8 million, or 0.7%, due to the amortization of intangible assets.

Other assets increased $24.1 million, or 3.5%, to $706.6 million due primarily to a $38.7 million increase in receivables related to investment securities sales that had not settled at year-end. As of December 31, 2011, the Corporation had $181.6 million of such receivables outstanding, compared to $142.9 million as of December 31, 2010. Also contributing to the increase in other assets was a $16.8 million increase in Tax Credit Investments and a $4.0 million increase in net mortgage servicing rights. These increases were partially offset by a $13.3 million decrease in prepaid FDIC assessments which were amortized to expense in 2011, a $9.3 million decrease in federal taxes receivable due to overpayments in 2010 and a $5.4 million decrease in the fair value of mortgage banking derivative assets.

Deposits and Borrowings

Deposits increased $137.2 million, or 1.1%, to $12.5 billion as of December 31, 2011. During 2011, total non-interest and interest bearing demand and savings deposits increased $753.2 million, or 9.7%, and time deposits decreased $616.0 million, or 13.3%. Non-interest bearing accounts increased $393.0 million, or 17.9%, due primarily to a $330.1 million, or 21.7%, increase in business account balances. Interest-bearing accounts increased $360.1 million, or 6.5%, due to a $242.7 million, or 18.1%, increase in municipal account balances, which was largely due to attractive interest rates for insured deposits relative to non-bank alternatives, a $63.3 million, or 1.9%, increase in personal account balances and a $54.1 million, or 6.0%, increase in business account balances. Growth in business accounts was due, in part, to businesses maintaining higher balances to offset service fees, as well as a migration away from the Corporation's cash management products due to the low interest rate environment. The increase in personal accounts was primarily due to a migration from customer certificates of deposit. The decrease in time deposits resulted from a $610.3 million, or 13.2%, decrease in customer certificates of deposit and a $5.7 million, or 100.0%, decrease in brokered certificates of deposit. The decrease in customer certificates of deposit was in accounts with original maturity terms of less than two years of $545.7 million, or 20.1%, and jumbo accounts of $55.1 million, or 21.7%.

Short-term borrowings decreased $77.0 million, or 11.4%, due to a decrease in short-term customer funding of $62.7 million, or 15.4%, and a decrease in Federal funds purchased of $14.4 million, or 5.4%. Long-term debt decreased $79.3 million, or 7.1%, as a result of the maturity of FHLB advances.

Other Liabilities

Other liabilities increased $2.3 million, or 1.1%. The increase was primarily due to a $15.5 million increase in the underfunded status of the Corporation's defined benefit pension plan, which was largely the result of a 125 basis point decrease in the discount rate used to calculate the projected benefit obligation. Also contributing to the increase in other liabilities was a $6.1 million increase in dividends payable to common shareholders due to the increase in the Corporation's fourth quarter dividend per share from $0.03 per share in 2010 to $0.06 cents in 2011. These increases were largely offset by a $24.5 million decrease in payables related to investment security purchases executed prior to year-end, but not settled until after year-end.

Shareholders' Equity

Total shareholders' equity increased $112.2 million, or 6.0%, to $2.0 billion, or 12.2% of total assets as of December 31, 2011. The increase was primarily due to $145.6 million of net income, partially offset by $40.0 million of dividends on common shares outstanding. Due to the earnings improvement achieved throughout 2011 and the strength of its capital, the Corporation increased its dividend to common shareholders to $0.20 cents per share in 2011, compared to $0.12 cents per share in 2010.

The Corporation and its subsidiary banks are subject to regulatory capital requirements administered by various banking regulators. Failure to meet minimum capital requirements can initiate certain actions by regulators that could have a material effect on the Corporation's financial statements. The regulations require that banks maintain minimum amounts and ratios of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier I capital to average assets (as defined). As of December 31, 2011, the Corporation and each of its bank subsidiaries met the minimum capital requirements. In addition, all of the Corporation's bank subsidiaries' capital ratios exceeded the amounts required to be considered "well capitalized" as defined in the regulations. See also Note J, "Regulatory Matters," in the Notes to Consolidated Financial Statements.

The following table summarizes the Corporation's capital ratios in comparison to regulatory requirements at December 31:

	2011	2010	Regulatory Minimum for Capital Adequacy
Total capital (to risk weighted assets)	15.2%	14.2%	8.0%
Tier I capital (to risk weighted assets)	12.7%	11.6%	4.0%
Tier I capital (to average assets)	10.3%	9.4%	4.0%
Tangible common equity to tangible assets (1)	9.2%	8.5%	N/A
Tangible common equity to risk weighted assets (2)	11.4%	10.5%	N/A

(1) Ending common shareholders' equity, net of goodwill and intangible assets, divided by ending assets, net of goodwill and intangible assets.
(2) Ending common shareholders' equity, net of goodwill and intangible assets, divided by risk-weighted assets.
N/A - Not applicable.

The Basel Committee on Banking Supervision (Basel) is a committee of central banks and bank regulators from major industrialized countries that develops broad policy guidelines for use by each country's regulators with the purpose of ensuring that financial institutions have adequate capital given the risk levels of assets and off-balance sheet financial instruments.

In December 2010, Basel released a framework for strengthening international capital and liquidity regulation, referred to as Basel III. Basel III includes defined minimum capital ratios, which must be met when implementation occurs on January 1, 2013. An additional "capital conservation buffer" will be phased-in beginning January 1, 2016 and, when fully phased-in three years later, the minimum ratios will be 2.5% higher. Fully phased-in capital standards under Basel III will require banks to maintain more capital than the minimum levels required under current regulatory capital standards.

The U.S. banking regulators have not yet proposed regulations implementing Basel III, but are expected to do so in the near future. As of December 31, 2011, the Corporation met the fully phased-in minimum capital ratios required for each of the capital measures included in Basel III.

Contractual Obligations and Off-Balance Sheet Arrangements

The Corporation has various financial obligations that require future cash payments. These obligations include the payment of liabilities recorded on the Corporation's consolidated balance sheet as well as contractual obligations for purchased services or for operating leases.

The following table summarizes significant contractual obligations to third parties, by type, that were fixed and determinable as of December 31, 2011:

	Payments Due In				
	One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
			(in thousands)		
Deposits with no stated maturity (1)	$ 8,511,789	$ —	$ —	$ —	$ 8,511,789
Time deposits (2)	2,610,438	1,076,066	265,519	61,927	4,013,950
Short-term borrowings (3)	597,033	—	—	—	597,033
Long-term debt (3)	126,852	11,473	387,246	514,578	1,040,149
Operating leases (4)	15,981	27,240	21,784	64,061	129,066
Purchase obligations (5)	21,784	29,571	18,045	—	69,400
Uncertain tax positions (6)	9,438	—	—	—	9,438

(1) Includes demand deposits and savings accounts, which can be withdrawn by customers at any time.
(2) See additional information regarding time deposits in Note H, "Deposits," in the Notes to Consolidated Financial Statements.
(3) See additional information regarding borrowings in Note I, "Short-Term Borrowings and Long-Term Debt," in the Notes to Consolidated Financial Statements.
(4) See additional information regarding operating leases in Note N, "Leases," in the Notes to Consolidated Financial Statements.
(5) Includes information technology, telecommunication and data processing outsourcing contracts.
(6) Includes accrued interest. See additional information related to uncertain tax positions in Note K, "Income Taxes," in the Notes to Consolidated Financial Statements.

In addition to the contractual obligations listed in the preceding table, the Corporation is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit and interest rate risk that are not recognized on the consolidated balance sheets. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Standby letters of credit are conditional commitments issued to guarantee the financial or performance obligation of a customer to a third-party. Commitments and standby letters of credit do not necessarily represent future cash needs as they may expire without being drawn.

The following table presents the Corporation's commitments to extend credit and letters of credit as of December 31, 2011 (in thousands):

Commercial mortgage and construction	$	275,308
Home equity		1,019,470
Commercial and other		2,508,754
Total commitments to extend credit	$	3,803,532
Standby letters of credit	$	444,019
Commercial letters of credit		31,557
Total letters of credit	$	475,576

CRITICAL ACCOUNTING POLICIES

The following is a summary of those accounting policies that the Corporation considers to be most important to the portrayal of its financial condition and results of operations, as they require management's most difficult judgments as a result of the need to make estimates about the effects of matters that are inherently uncertain.

Fair Value Measurements – FASB ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into the following three categories (from highest to lowest priority):

- Level 1 – Inputs that represent quoted prices for identical instruments in active markets.
- Level 2 – Inputs that represent quoted prices for similar instruments in active markets, or quoted prices for identical instruments in non-active markets. Also includes valuation techniques whose inputs are derived principally from observable market data other than quoted prices, such as interest rates or other market-corroborated means.
- Level 3 – Inputs that are largely unobservable, as little or no market data exists for the instrument being valued.

The Corporation has categorized all assets and liabilities measured at fair value both on a recurring and nonrecurring basis into the above three levels. See Note P, "Fair Value Measurements" in the Notes to Consolidated Financial Statements for the disclosures required by FASB ASC Topic 820.

The determination of fair value for assets and liabilities categorized as Level 3 items involves a great deal of subjectivity due to the use of unobservable inputs. In addition, determining when a market is no longer active and placing little or no reliance on distressed market prices requires the use of management's judgment. The need for greater management judgment in determining fair values for Level 3 assets and liabilities has further been heightened by current economic conditions, which have created volatility in the fair values of certain investment securities.

The Corporation engages third-party valuation experts to assist in valuing most available-for-sale investment securities measured at fair value on a recurring basis which are classified as Level 2 or Level 3 items. The pricing data and market quotes the Corporation obtains from outside sources are reviewed internally for reasonableness.

Allowance for Credit Losses – The allowance for credit losses consists of the allowance for loan losses and the reserve for unfunded lending commitments. The allowance for loan losses represents management's estimate of losses inherent in the loan portfolio as of the balance sheet date and is recorded as a reduction to loans. The reserve for unfunded lending commitments represents management's estimate of losses inherent in its unfunded loan commitments and is recorded in other liabilities on the consolidated balance sheet. The allowance for credit losses is increased by charges to expense, through the provision for credit losses, and decreased by charge-offs, net of recoveries. Management believes that the allowance for loan losses and the reserve for unfunded lending commitments are adequate as of the balance sheet date; however, future changes to the allowance or reserve may be necessary based on changes in any of the factors discussed in the following paragraphs.

Maintaining an adequate allowance for credit losses is dependent upon various factors, including the ability to identify potential problem loans in a timely manner. For commercial loans, commercial mortgages and certain construction loans, an internal risk rating process, consisting of nine general classifications ranging from "excellent" to "loss," is used. Risk ratings are initially assigned to loans by loan officers and are reviewed on a regular basis by loan review staff. Ratings change if the ongoing monitoring procedures or specific loan review activities identify a deterioration or an improvement in the loan. While assigning risk ratings involves judgment, the risk rating process allows management to identify riskier credits in a timely manner and to allocate resources to managing troubled accounts.

The risk rating process is not practical for residential mortgages, home equity loans, consumer loans, installment loans and lease receivables, mainly because these portfolios consist of a larger number of loans with smaller balances. Instead, these portfolios are evaluated for risk mainly based on aggregate payment history, through the monitoring of delinquency levels and trends.

The Corporation's established methodology for evaluating the adequacy of the allowance for credit losses considers both components of the allowance: 1) specific allowances allocated to loans evaluated for impairment under FASB ASC Section 310-10-35; and 2) allowances calculated for pools of loans evaluated for impairment under FASB ASC Subtopic 450-20.

Effective April 1, 2011, the Corporation revised and enhanced its allowance for credit loss methodology. The change in methodology resulted in shifts in allocations by loan type, however, the total allowance for credit losses did not change as a result of implementing the new methodology.

A loan is considered to be impaired if it is probable that all amounts will not be collected according to the contractual terms of the loan agreement. Beginning April 1, 2011, the population of loans evaluated for impairment under FASB ASC Section 310-10-35 includes only loans on non-accrual status and impaired troubled debt restructurings (Impaired TDRs). Impaired TDRs represent TDRs that were: (1) modified via a change in the interest rate that, at the time of restructuring, was favorable in comparison to rates offered for loans with similar risk characteristics; or (2) 90 days or more past due according to their modified terms; or (3) modified in the current calendar year. An allowance for loan losses is established for an impaired loan if its carrying value exceeds its estimated fair value. Impaired loans with balances greater than $1.0 million are evaluated individually for impairment. Impaired loans with balances less than $1.0 million are pooled and measured for impairment collectively.

Beginning April 1, 2011, all loans evaluated for impairment under FASB ASC Section 310-10-35 are measured for losses on a quarterly basis. Measurement may be on a more frequent basis if there is a significant change in the amount or timing of an impaired loan's expected future cash flows, if actual cash flows are significantly different from the cash flows previously projected, or if the fair value of an impaired loan's collateral significantly changes. In addition, impaired loans secured predominately by real estate have updated certified third-party appraisals, generally every 12 months.

As of December 31, 2011 and 2010, substantially all of the Corporation's impaired loans with balances greater than $1.0 million were measured based on the estimated fair value of each loan's collateral. Collateral could be in the form of real estate, in the case of impaired commercial mortgages and construction loans, or business assets, such as accounts receivable or inventory, in the case of commercial and industrial loans. Commercial and industrial loans may also be secured by real property.

For loans secured by real estate, estimated fair values are determined primarily through certified third-party appraisals. When a real estate-secured loan becomes impaired, a decision is made regarding whether an updated certified appraisal of the real estate is necessary. This decision is based on various considerations, including: the age of the most recent appraisal; the loan-to-value ratio based on the original appraisal; the condition of the property; the Corporation's experience and knowledge of the market; the purpose of the loan; environmental factors; payment status; the strength of any guarantors; and the existence and age of other indications of value such as broker price opinions, among others.

As of December 31, 2011 and 2010, approximately 78% and 52%, respectively, of impaired loans secured by real estate with principal balances greater than $1 million were measured at estimated fair value using certified third-party appraisals that had been updated within the preceding 12 months. The fair value of collateral is generally based on appraised values, discounted to arrive at expected sale prices, net of estimated selling costs.

Where updated certified appraisals are not obtained for loans evaluated for impairment under FASB ASC Section 310-10-35 that are secured by real estate, fair values are estimated based on one or more of the following:

- Original appraisal – if the original appraisal indicated a very strong loan to value position and, in the opinion of the Corporation's internal loan evaluation staff, there has not been a significant deterioration in the collateral value, the original appraisal may be used to support the value of the collateral. Appropriate discounts are applied to the appraised value to adjust for market changes since the date the appraisal was completed, to arrive at an estimated selling price for the collateral. Original appraisals are typically used only when the estimated collateral value, as adjusted, results in a current loan to value ratio that is lower than the Corporation's policy for new loans, generally 80%.
- Broker price opinions – in lieu of obtaining an updated certified appraisal, a less formal indication of value, such as a broker price opinion, may be obtained. These opinions are generally used to validate internal estimates of collateral value and are not relied upon as the sole determinant of fair value.
- Discounted cash flows – while substantially all of the Corporation's impaired loans are measured based on the estimated fair value of collateral, discounted cash flows analyses may be used to validate estimates of collateral value derived from other approaches.

For impaired loans with principal balances greater than $1 million secured by non-real estate collateral, such as accounts receivable or inventory, estimated fair values are determined based on borrower financial statements, inventory listings, accounts receivable agings or borrowing base certificates. Indications of value from these sources are generally discounted based on the age of the financial information or the quality of the assets. Liquidation or collection discounts are applied to these assets based upon existing loan evaluation policies.

All loans not evaluated for impairment under FASB ASC Section 310-10-35 are evaluated for impairment under FASB ASC Subtopic 450-20, using a pooled loss evaluation approach. In general, these loans include residential mortgages, home equity loans, consumer loans, and lease receivables. Accruing commercial loans, commercial mortgages and construction loans are also evaluated for impairment under FASB ASC Subtopic 450-20.

The Corporation evaluates loans for impairment under FASB ASC Subtopic 450-20 through the following procedures:

- The loans are segmented into pools with similar characteristics, such as general loan type, secured or unsecured and type of collateral. Commercial loans, commercial mortgages and certain construction loans are further segmented into separate pools based on internally assigned risk ratings. Residential mortgages, home equity loans, consumer loans, and lease receivables are further segmented into separate pools based on delinquency status.

- A loss rate is calculated for each pool based on a probability of default (PD) and a loss given default (LGD) using historical losses as loans migrate through the various risk rating or delinquency categories.
- The loss rate is adjusted to consider qualitative factors, such as economic conditions and trends.
- The resulting adjusted loss rate is applied to the balance of the loans in the pool to arrive at the allowance allocation for the pool.

The allocation of the allowance for credit losses is reviewed to evaluate its appropriateness in relation to the overall risk profile of the loan portfolio. The Corporation considers risk factors such as: local and national economic conditions; trends in delinquencies and non-accrual loans; the diversity of borrower industry types; and the composition of the portfolio by loan type. An unallocated allowance is maintained for factors and conditions that exist at the balance sheet date, but are not specifically identifiable, and to recognize the inherent imprecision in estimating and measuring loss exposure.

Loans and lease financing receivables deemed to be a loss are written off through a charge against the allowance for credit losses. Closed-end consumer loans are generally charged off when they become 120 days past due (180 days for open-end consumer loans) if they are not adequately secured by real estate. All other loans are evaluated for possible charge-off when it is probable that the balance will not be collected, based on the ability of the borrower to pay and the value of the underlying collateral. Recoveries of loans previously charged off are recorded as increases to the allowance for loan losses. Past due status is determined based on contractual due dates for loan payments.

See Note A, "Summary of Significant Accounting Policies" and Note D, "Loans and Allowance for Credit Losses," in the Notes to Consolidated Financial Statements for additional details.

Troubled Debt Restructurings – Loans whose terms are modified are classified as troubled debt restructurings (TDRs) if the Corporation grants the borrowers concessions and it is deemed that those borrowers are experiencing financial difficulty. Concessions granted under a TDR typically involve a temporary deferral of scheduled loan payments, an extension of a loan's stated maturity date or a reduction in the interest rate. Non-accrual TDRs can be restored to accrual status if principal and interest payments, under the modified terms, are current for six consecutive months after modification. TDRs are evaluated for impairment under FASB ASC Section 310-10-35.

Effective July 1, 2011, the Corporation adopted the provisions of ASC Update 2011-02, "A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring." ASC Update 2011-02 provides additional guidance for when a creditor has granted a concession and whether a debtor is experiencing financial difficulty. This standards update was effective for the first interim or annual period beginning on or after June 15, 2011, and was applied retrospectively to January 1, 2011. The adoption of ASC Update 2011-02 did not impact the Corporation's financial statements.

See Note D, "Loans and Allowance for Credit Losses," in the Notes to Consolidated Financial Statements for additional details.

Business Combinations and Intangible Assets – The Corporation accounts for all business acquisitions using the purchase method of accounting. Purchase accounting requires that all assets acquired and liabilities assumed, including certain intangible assets that must be recognized, be recorded at their estimated fair values. Any purchase price exceeding the fair value of net assets acquired is recorded as goodwill.

Goodwill is not amortized to expense, but is tested at least annually for impairment. The Corporation completes its annual goodwill impairment test as of October 31st of each year. The Corporation tests for impairment by first allocating its goodwill and other assets and liabilities, as necessary, to defined reporting units. A fair value is then determined for each reporting unit. If the fair values of the reporting units exceed their book values, no write-down of the recorded goodwill is necessary. If the fair values are less than the book values, an additional valuation procedure is necessary to assess the proper carrying value of the goodwill. The Corporation determined that no impairment charges were necessary in 2011, 2010 or 2009. For additional details related to the goodwill impairment test, see Note F, "Goodwill and Intangible Assets" in the Notes to Consolidated Financial Statements.

Reporting unit valuation is inherently subjective, with a number of factors based on assumptions and management judgments. Among these are future growth rates for the reporting units, selection of comparable market transactions, discount rates and earnings capitalization rates. Changes in assumptions and results due to economic conditions, industry factors and reporting unit performance and cash flow projections could result in different assessments of the fair values of reporting units and could result in impairment charges.

If an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount, an interim impairment test is required. Such events may include adverse changes in legal factors or in the business climate, adverse actions by a regulator, unanticipated competition, the loss of key employees, or similar events.

Intangible assets are amortized over their estimated lives. Some intangible assets have indefinite lives and are, therefore, not amortized. All intangible assets must be evaluated for impairment if certain events occur. Any impairment write-downs are recognized as expense on the consolidated statements of income.

Income Taxes – The provision for income taxes is based upon income before income taxes, adjusted for the effect of certain tax-exempt income, non-deductible expenses and credits. In addition, certain items of income and expense are reported in different periods for financial reporting and tax return purposes. The tax effects of these temporary differences are recognized currently in the deferred income tax provision or benefit. Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the applicable enacted marginal tax rate.

The Corporation must also evaluate the likelihood that deferred tax assets will be recovered through future taxable income. If any such assets are more likely than not to not be recovered, a valuation allowance must be recognized. The Corporation recorded a valuation allowance of $17.3 million as of December 31, 2011 for certain state net operating losses and temporary differences that are not expected to be recovered. The assessment of the carrying value of deferred tax assets is based on certain assumptions, changes in which could have a material impact on the Corporation's consolidated financial statements.

The Corporation accounts for uncertain tax positions by applying a recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return. Recognition and measurement of tax positions is based on management's evaluations of relevant tax code and appropriate industry information about audit proceedings for comparable positions at other organizations. Virtually all of the Corporation's unrecognized tax benefits are for positions that are taken on an annual basis on state tax returns. Increases to unrecognized tax benefits will occur as a result of accruing for the nonrecognition of the position for the current year. Decreases will occur as a result of the lapsing of the statute of limitations for the oldest outstanding year which includes the position.

See also Note K, "Income Taxes," in the Notes to Consolidated Financial Statements.

New Accounting Standards

In May 2011, the FASB issued ASC Update 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs." ASC Update 2011-04 amends fair value measurement and disclosure requirements in U.S. GAAP for the purpose of improving the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and International Financial Reporting Standards (IFRS). Among the amendments in ASC Update 2011-04 are expanded disclosure requirements that require companies to quantitatively disclose inputs used in Level 3 fair value measurements and to disclose the sensitivity of fair value measurement to changes in unobservable inputs. This standards update is effective for the first interim or annual period beginning on or after December 15, 2011. For the Corporation, this standards update is effective in connection with its March 31, 2012 interim filing on Form 10-Q. The adoption of ASC Update 2011-04 is not expected to materially impact the Corporation's financial statements.

In June 2011, the FASB issued ASC Update 2011-05, "Presentation of Other Comprehensive Income." ASC Update 2011-05 requires companies to present total comprehensive income, consisting of net income and other comprehensive income, in either one continuous statement of comprehensive income or in two separate but consecutive statements. Presently, the Corporation reports total comprehensive income within its consolidated statement of shareholders' equity and comprehensive income (loss). For publicly traded entities, this standards update is effective for fiscal years beginning after December 15, 2011. For the Corporation, this standards update is effective in connection with its March 31, 2012 interim filing on Form 10-Q.

In December 2011, the FASB issued ASC Update 2011-12, "Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05." ASC Update 2011-12 defers the effective date of the requirement to present separate line items on the income statement for reclassification adjustments of items out of accumulated other comprehensive income into net income under ASC Update 2011-05. This deferral is temporary until the FASB reconsiders the operational concerns and needs of financial statement users.

In September 2011, the FASB issued ASC Update 2011-08, "Testing for Goodwill Impairment." ASC Update 2011-08 simplifies testing for goodwill impairment by permitting entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is greater than its carrying value. If an entity can qualitatively demonstrate that a reporting unit's fair value is more likely than not greater than its carrying value, then it would not be required to perform the quantitative two-step goodwill impairment test. This standards update is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of ASC Update 2011-08 is not expected to materially impact the Corporation's financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk is the exposure to economic loss that arises from changes in the values of certain financial instruments. The types of market risk exposures generally faced by financial institutions include interest rate risk, equity market price risk, debt security market price risk, foreign currency price risk and commodity price risk. Due to the nature of its operations, only equity market price risk, debt security market price risk and interest rate risk are significant to the Corporation.

Equity Market Price Risk

Equity market price risk is the risk that changes in the values of equity investments could have a material impact on the financial position or results of operations of the Corporation. As of December 31, 2011, the Corporation's equity investments consisted of $82.5 million of Federal Home Loan Bank (FHLB) and Federal Reserve Bank stock, $27.9 million of common stocks of publicly traded financial institutions and $6.7 million of other equity investments. The equity investments most susceptible to market price risk are the financial institutions stocks, which had a cost basis of $28.3 million and a fair value of $27.9 million as of December 31, 2011. Gross unrealized gains and gross unrealized losses in this portfolio were approximately $2.4 million and $2.8 million as of December 31, 2011, respectively.

The Corporation has evaluated whether any unrealized losses on individual equity investments constituted other-than-temporary impairment, which would require a write-down through a charge to earnings. Based on the results of such evaluations, the Corporation recorded write-downs of $1.2 million in 2011, $2.0 million in 2010, and $3.8 million in 2009 for financial institutions stocks which were deemed to exhibit other-than-temporary impairment in value. In 2009, the Corporation also recorded a $106,000 other-than-temporary impairment charge for a mutual fund equity investment. Additional impairment charges may be necessary depending upon the performance of the equity markets in general and the performance of the individual investments held by the Corporation. See also Note C, "Investment Securities," in the Notes to Consolidated Financial Statements.

Management continuously monitors the fair value of its equity investments and evaluates current market conditions and operating results of the issuers. Periodic sale and purchase decisions are made based on this monitoring process. None of the Corporation's equity securities are classified as trading.

Another source of equity market price risk is the Corporation's investment in FHLB stock, which the Corporation is required to own in order to borrow funds from the FHLB. As of December 31, 2011, the Corporation's investment in FHLB stock was $63.3 million. FHLBs obtain funding primarily through the issuance of consolidated obligations of the FHLB system. The U.S. government does not guarantee these obligations, and each of the FHLB banks is, generally, jointly and severally liable for repayment of each other's debt. The FHLB system has experienced financial stress, and some of the regional banks within the FHLB system have suspended or reduced their dividends, or eliminated the ability of members to redeem capital stock. The Corporation's FHLB stock and its ability to obtain FHLB funds could be adversely impacted if the financial health of the FHLB system worsens.

In addition to its equity portfolio, the Corporation's investment management and trust services income may be impacted by fluctuations in the equity markets. A portion of this revenue is based on the value of the underlying investment portfolios, many of which include equity investments. If the values of those investment portfolios decrease, whether due to factors influencing U.S. securities markets in general or otherwise, the Corporation's revenue would be negatively impacted. In addition, the Corporation's ability to sell its brokerage services in the future will be dependent, in part, upon consumers' level of confidence in financial markets.

Debt Security Market Price Risk

Debt security market price risk is the risk that changes in the values, unrelated to market price fluctuations related to interest rates changes, of debt securities could have a material impact on the financial position or results of operations of the Corporation. The Corporation's debt security investments consist primarily of mortgage-backed securities and collateralized mortgage obligations, state and municipal securities, U.S. government sponsored agency securities, U.S. government debt securities, auction rate certificates and corporate debt securities. All of the Corporation's investments in mortgage-backed securities and collateralized mortgage obligations have principal payments that are guaranteed by U.S. government sponsored agencies.

Municipal Securities

As of December 31, 2011, the Corporation had $322.0 million of municipal securities issued by various municipalities in its investment portfolio. Ongoing uncertainty with respect to the financial viability of municipal insurers places much greater emphasis on the underlying strength of issuers. Continued pressure on local tax revenues of issuers due to adverse economic conditions could also have an adverse impact on the underlying strength of issuers. The Corporation evaluates existing and potential holdings primarily on the creditworthiness of the issuing municipality and then, to a lesser extent, on the underlying credit enhancement.

As of December 31, 2011, approximately 94% of municipal securities were supported by the general obligation of corresponding municipalities. In addition, approximately 72% of these securities were school district issuances that are also supported by the states of the issuing municipalities.

Auction Rate Certificates

As of December 31, 2011, the Corporation's investments in student loan auction rate securities, also known as auction rate certificates (ARCs), had a cost basis of $240.9 million and a fair value of $225.2 million.

ARCs are long-term securities that were structured to allow their sale in periodic auctions, resulting in both the treatment of ARCs as short-term instruments in normal market conditions and fair values that could be derived based on periodic auction prices. However, beginning in 2008, market auctions for these securities began to fail due to an insufficient number of buyers, resulting in an illiquid market. This illiquidity has resulted in recent market prices that represent forced liquidations or distressed sales and do not provide an accurate basis for fair value. Therefore, as of December 31, 2011, the fair values of the ARCs were derived using significant unobservable inputs based on an expected cash flows model which produced fair values which were materially different from those that would be expected from settlement of these investments in the illiquid market that presently exists. The expected cash flow model, prepared by a third-party valuation expert, produced fair values which assumed a return to market liquidity sometime within the next three years.

The credit quality of the underlying debt associated with the ARCs is also a factor in the determination of their estimated fair value. As of December 31, 2011, approximately $177 million, or 79%, of the ARCs were rated above investment grade, with approximately $135 million, or 60%, AAA rated. Approximately $48 million, or 21%, of ARCs were either not rated or rated below investment grade by at least one ratings agency. Of this amount, approximately $28 million, or 59%, of the loans underlying these ARCs have principal payments which are guaranteed by the federal government. In total, approximately $202 million, or 90%, of the loans underlying the ARCs have principal payments which are guaranteed by the federal government. At December 31, 2011, all ARCs were current and making scheduled interest payments.

During the year ended December 31, 2011, the Corporation recorded $292,000 of other-than-temporary impairment charges for two individual ARCs based on an expected cash flow model. As of December 31, 2011, after other-than-temporary impairment charges, the two other-than-temporarily impaired ARCs had a cost basis of $1.6 million and a fair value of $1.1 million. These other-than-temporarily impaired ARCs have principal payments supported by non-guaranteed private student loans, as opposed to federally guaranteed student loans. The student loans underlying these other-than-temporarily impaired ARCs had actual defaults of approximately 18%, resulting in an erosion of parity ratios, which is calculated as the outstanding principal and capitalized interest of the student loans divided by the amount outstanding of the notes. Parity ratios for these other-than-temporarily impaired ARCs were approximately 83% as of December 31, 2011. Additional impairment charges for ARCs may be necessary depending upon the performance of the individual investments held by the Corporation.

Corporate Debt Securities

The Corporation holds corporate debt securities in the form of pooled trust preferred securities, single-issuer trust preferred securities and subordinated debt issued by financial institutions, as presented in the following table:

	December 31, 2011	
	Amortized Cost	Estimated Fair Value
	(in thousands)	
Single-issuer trust preferred securities	$ 83,899	$ 74,365
Subordinated debt	40,184	41,296
Pooled trust preferred securities	6,236	5,109
Corporate debt securities issued by financial institutions	$ 130,319	$ 120,770

The fair values for pooled trust preferred securities and certain single-issuer trust preferred securities were based on quotes provided by third-party brokers who determined fair values based predominantly on internal valuation models which were not indicative prices or binding offers.

The Corporation's investments in single-issuer trust preferred securities had an unrealized loss of $9.5 million as of December 31, 2011. The Corporation did not record any other-than-temporary impairment charges for single-issuer trust preferred securities in 2011, 2010 or 2009. The Corporation held 12 single-issuer trust preferred securities that were rated below investment grade by at least one ratings agency, with an amortized cost of $41.1 million and an estimated fair value of $38.7 million as of December 31, 2011. The majority of the single-issuer trust preferred securities rated below investment grade were rated BB or Ba. Single-issuer trust preferred securities with an amortized cost of $8.3 million and an estimated fair value of $6.5 million as of December 31, 2011 were not rated by any ratings agency.

The Corporation held ten pooled trust preferred securities as of December 31, 2011. Nine of these securities, with an amortized cost of $5.8 million and an estimated fair value of $4.7 million, were rated below investment grade by at least one ratings agency, with ratings ranging from C to Ca. For each of the nine pooled trust preferred securities rated below investment grade, the class of securities held by the Corporation was below the most senior tranche, with the Corporation's interests being subordinate to other investors in the pool.

The amortized cost of pooled trust preferred securities is the purchase price of the securities, net of cumulative credit related other-than-temporary impairment charges, determined using an expected cash flow model. The most significant input to the expected cash flow model is the expected payment deferral rate for each pooled trust preferred security. The Corporation evaluates the financial metrics, such as capital ratios and non-performing asset ratios, of the individual financial institution issuers that comprise each pooled trust preferred security to estimate its expected deferral rate. The actual weighted average cumulative defaults and deferrals as a percentage of original collateral were approximately 38% as of December 31, 2011. The discounted cash flow modeling for pooled trust preferred securities held by the Corporation as of December 31, 2011 assumed, on average, an additional 17% expected deferral rate.

Additional impairment charges for corporate debt securities issued by financial institutions may be necessary in the future depending upon the performance of the individual investments held by the Corporation.

See Note C, "Investment Securities," in the Notes to Consolidated Financial Statements for further discussion related to the Corporation's other-than-temporary impairment evaluations for debt securities and see Note P, "Fair Value Measurements," in the Notes to Consolidated Financial Statements for further discussion related to the fair values of debt securities.

Interest Rate Risk, Asset/Liability Management and Liquidity

Interest rate risk creates exposure in two primary areas. First, changes in rates have an impact on the Corporation's liquidity position and could affect its ability to meet obligations and continue to grow. Second, movements in interest rates can create fluctuations in the Corporation's net interest income and changes in the economic value of its equity.

The Corporation employs various management techniques to minimize its exposure to interest rate risk. An Asset/Liability Management Committee (ALCO), consisting of key financial and senior management personnel, meets on a regular basis. The ALCO is responsible for reviewing the interest rate sensitivity position of the Corporation, approving asset and liability management policies, and overseeing the formulation and implementation of strategies regarding balance sheet positions and earnings.

From a liquidity standpoint, the Corporation must maintain a sufficient level of liquid assets to meet the cash needs of its customers, who, as depositors, may want to withdraw funds or who, as borrowers, need credit availability. Liquidity is provided on a continuous basis through scheduled and unscheduled principal and interest payments on outstanding loans and investments and through the availability of deposits and borrowings. The Corporation also maintains secondary sources that provide liquidity on a secured and unsecured basis to meet short-term and long-term needs.

The consolidated statements of cash flows provide details related to the Corporation's sources and uses of cash. The Corporation generated $372.0 million in cash from operating activities during 2011, mainly due to net income, as adjusted for non-cash charges, most notably the provision for credit losses. Investing activities resulted in a net cash outflow of $231.8 million in 2011 due to a net increase in loans and short-term investments, partially offset by sales and maturities of investments exceeding reinvestments in the portfolio. Financing activities resulted in a net cash outflow of $46.6 million in 2011 as a result of repayments of short-term borrowings and long-term debt and dividends paid on common shares outstanding exceeding cash inflows from deposit increases and additions to long-term debt.

Liquidity must also be managed at the Fulton Financial Corporation Parent Company level. For safety and soundness reasons, banking regulations limit the amount of cash that can be transferred from subsidiary banks to the Parent Company in the form of loans and dividends. Generally, these limitations are based on the subsidiary banks' regulatory capital levels and their net income. The Parent Company meets its cash needs through dividends and loans from subsidiary banks, and through external borrowings, if necessary. Management continuously monitors the liquidity and capital needs of the Parent Company and will implement appropriate strategies, as necessary, to meet regulatory capital requirements and to meet its cash needs.

As of December 31, 2011, liquid assets (defined as cash and due from banks, short-term investments, deposits in other financial institutions, Federal funds sold, mortgages available for sale, securities available for sale, and non-mortgage-backed securities held to maturity due in one year or less) totaled $3.0 billion, or 18.4% of total assets, as compared to $3.1 billion, or 19.3% of total assets, as of December 31, 2010.

The following tables present the expected maturities of investment securities as of December 31, 2011 and the weighted average yields of such securities (calculated based on historical cost):

HELD TO MATURITY (at amortized cost)

	MATURING							
	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(dollars in thousands)							
U.S. Government sponsored agency securities	$ —	—%	$ 5,987	0.50%	$ —	—%	$ —	—%
State and municipal (1)	179	5.58	—	—	—	—	—	—
Total	$ 179	5.58%	$ 5,987	0.50%	$ —	—%	$ —	—%
Mortgage-backed securities (2)	$ 503	6.37%						

AVAILABLE FOR SALE (at estimated fair value)

	MATURING							
	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(dollars in thousands)							
U.S. Government securities	$ 334	0.11%	$ —	—%	$ —	—%	$ —	—%
U.S. Government sponsored agency securities (3)	—	—	3,651	2.09	239	1.51	183	3.06
State and municipal (1)	67,468	3.90	27,797	4.86	112,650	6.06	114,103	6.65
Auction rate securities (4)	—	—	—	—	—	—	225,211	1.38
Corporate debt securities	—	—	655	2.43	41,296	4.75	81,355	4.74
Total	$ 67,802	3.89%	$ 32,103	4.49%	$ 154,185	5.69%	$ 420,852	3.37%
Collateralized mortgage obligations (2)	$ 1,001,209	2.70%						
Mortgage-backed securities (2)	$ 880,097	3.34%						

(1) Weighted average yields on tax-exempt securities have been computed on a fully taxable-equivalent basis assuming a tax rate of 35% and statutory interest expense disallowances.

(2) Maturities for mortgage-backed securities and collateralized mortgage obligations are dependent upon the interest rate environment and prepayments on the underlying loans. For the purpose of this table, the entire balance and weighted average rate is shown in one period.

(3) Includes Small Business Administration securities, whose maturities are dependent upon prepayments on the underlying loans. For the purpose of this table, amounts are based upon contractual maturities.

(4) Maturities of auction rate securities are based on contractual maturities.

The Corporation's investment portfolio consists mainly of mortgage-backed securities and collateralized mortgage obligations which have stated maturities that may differ from actual maturities due to borrowers' ability to prepay obligations. Cash flows from such investments are dependent upon the performance of the underlying mortgage loans and are generally influenced by the level of interest rates. As rates increase, cash flows generally decrease as prepayments on the underlying mortgage loans decrease. As rates decrease, cash flows generally increase as prepayments increase.

The following table presents the approximate contractual maturity and interest rate sensitivity of certain loan types subject to changes in interest rates as of December 31, 2011:

	One Year or Less	One Through Five Years	More Than Five Years	Total
		(in thousands)		
Commercial, financial and agricultural:				
Adjustable and floating rate	$ 541,442	$ 1,800,438	$ 404,214	$ 2,746,094
Fixed rate	216,250	553,934	123,090	893,274
Total	$ 757,692	$ 2,354,372	$ 527,304	$ 3,639,368
Real estate – mortgage (1):				
Adjustable and floating rate	$ 971,061	$ 2,796,213	$ 1,944,516	$ 5,711,790
Fixed rate	310,574	1,010,519	291,467	1,612,560
Total	$ 1,281,635	$ 3,806,732	$ 2,235,983	$ 7,324,350
Real estate – construction:				
Adjustable and floating rate	$ 211,243	$ 149,848	$ 42,140	$ 403,231
Fixed rate	68,731	97,021	46,462	212,214
Total	$ 279,974	$ 246,869	$ 88,602	$ 615,445

(1) Includes commercial mortgages, residential mortgages and home equity loans.

Contractual maturities of time deposits of $100,000 or more outstanding as of December 31, 2011 are as follows (in thousands):

Three months or less	$ 275,479
Over three through six months	251,581
Over six through twelve months	473,365
Over twelve months	483,885
Total	$ 1,484,310

The Corporation maintains liquidity sources in the form of "core" demand and savings deposits, time deposits in various denominations, including jumbo and brokered time deposits, repurchase agreements and short-term promissory notes.

Borrowing availability with the FHLB and Federal Reserve Bank, along with Federal funds lines at various correspondent banks, provides the Corporation with additional liquidity.

Each of the Corporation's subsidiary banks is a member of the FHLB and has access to FHLB overnight and term credit facilities. As of December 31, 2011, the Corporation had $666.6 million of term advances outstanding from the FHLB with an additional borrowing capacity of approximately $970 million of under these facilities.

A combination of commercial real estate loans, commercial loans and securities are pledged to the Federal Reserve Bank of Philadelphia to provide access to the Federal Reserve Bank Discount Window borrowings. As of December 31, 2011, the Corporation had $1.7 billion of collateralized borrowing availability at the Discount Window, and no outstanding borrowings.

The following table provides information about the Corporation's interest rate sensitive financial instruments. The table presents expected cash flows and weighted average rates for each of the Corporation's significant interest rate sensitive financial instruments, by expected maturity period. None of the Corporation's financial instruments are classified as trading. All dollars amounts are in thousands.

	Expected Maturity Period							
	2012	2013	2014	2015	2016	Beyond	Total	Estimated Fair Value
Fixed rate loans (1)	$1,038,969	$ 486,060	$ 365,640	$ 295,544	$ 232,089	$ 629,470	$ 3,047,772	$ 3,110,113
Average rate	3.86%	5.90%	5.88%	5.71%	5.78%	5.23%	5.04%	
Floating rate loans (1) (2)	1,736,371	1,096,175	958,162	865,252	1,863,271	2,386,521	8,905,752	8,867,027
Average rate	4.57%	4.69%	4.72%	4.70%	4.24%	5.04%	4.67%	
Fixed rate investments (3)	585,652	384,010	260,013	201,301	163,906	624,119	2,219,001	2,287,277
Average rate	3.79%	3.91%	3.92%	3.90%	3.92%	3.54%	3.78%	
Floating rate investments (3)	—	—	240,852	134	4,905	57,517	303,408	275,640
Average rate	—	—	2.96%	1.60%	1.24%	2.42%	2.83%	
Other interest-earning assets	222,345	—	—	—	—	—	222,345	222,345
Average rate	1.19%	—	—	—	—	—	1.19%	
Total	$3,583,337	$1,966,245	$1,824,667	$1,362,231	$2,264,171	$3,697,627	$ 14,698,278	$ 14,762,402
Average rate	4.03%	4.84%	4.61%	4.80%	4.37%	4.78%	4.52%	
Fixed rate deposits (4)	$2,123,864	$ 796,654	$ 277,503	$ 195,809	$ 69,710	$ 26,816	$ 3,490,356	$ 3,532,653
Average rate	1.21%	1.94%	2.05%	2.46%	2.10%	2.17%	1.54%	
Floating rate deposits (5)	4,652,737	644,089	447,638	354,691	257,718	90,476	6,447,349	6,447,349
Average rate	0.29%	0.18%	0.16%	0.14%	0.14%	0.23%	0.26%	
Fixed rate borrowings (6)	129,225	5,955	5,886	151,032	236,470	490,693	1,019,261	976,005
Average rate	3.27%	2.93%	5.50%	4.57%	4.00%	5.29%	4.61%	
Floating rate borrowings (7)	597,301	—	—	—	—	20,620	617,921	603,038
Average rate	0.13%	—	—	—	—	2.91%	0.22%	
Total	$7,503,127	$1,446,698	$ 731,027	$ 701,532	$ 563,898	$ 628,605	$ 11,574,887	$ 11,559,045
Average rate	0.59%	1.16%	0.92%	1.74%	2.00%	4.35%	1.02%	

(1) Amounts are based on contractual payments and maturities, adjusted for expected prepayments. Excludes $15.4 million of overdraft deposit balances.
(2) Line of credit amounts are based on historical cash flow assumptions, with an average life of approximately 5 years.
(3) Amounts are based on contractual maturities; adjusted for expected prepayments on mortgage-backed securities and collateralized mortgage obligations and expected calls on agency and municipal securities. Excludes equity securities as such investments do not have maturity dates.
(4) Amounts are based on contractual maturities of time deposits.
(5) Estimated based on history of deposit flows.
(6) Amounts are based on contractual maturities of debt instruments, adjusted for possible calls. Amounts also include junior subordinated deferrable interest debentures.
(7) Amounts include Federal funds purchased, short-term promissory notes and securities sold under agreements to repurchase, which mature in less than 90 days, in addition to junior subordinated deferrable interest debentures.

The preceding table and discussion addressed the liquidity implications of interest rate risk and focused on expected cash flows from financial instruments. Expected maturities, however, do not necessarily reflect the net interest impact of interest rate changes. Certain financial instruments, such as adjustable rate loans, have repricing periods that differ from expected cash flow periods.

Included within the $8.9 billion of floating rate loans above are $3.9 billion of loans, or 44.1% of the total, that float with the prime interest rate, $1.3 billion, or 14.4%, of loans which float with other interest rates, primarily the London Interbank Offered Rate (LIBOR), and $3.7 billion, or 41.5%, of adjustable rate loans. The $3.7 billion of adjustable rate loans include loans that are fixed rate instruments for a certain period of time, and then convert to floating rates.

The following table presents the percentage of adjustable rate loans, at December 31, 2011, stratified by the period until their next repricing:

Fixed Rate Term	Percent of Total Adjustable Rate Loans
One year	29.1%
Two years	26.9
Three years	16.2
Four years	13.2
Five years	10.8
Greater than five years	3.8

As of December 31, 2011, approximately $5.5 billion of loans had interest rate floors, with approximately $3.1 billion priced at their interest rate floor. Of this total, approximately $2.5 billion are scheduled to reprice during the next twelve months. The weighted average interest rate increase that would be necessary for these loans to begin repricing to higher rates was approximately 0.77%.

The Corporation uses three complementary methods to measure and manage interest rate risk. They are static gap analysis, simulation of earnings, and estimates of economic value of equity. Using these measurements in tandem provides a reasonably comprehensive summary of the magnitude of the Corporation's interest rate risk, level of risk as time evolves, and exposure to changes in interest rates.

Static gap provides a measurement of repricing risk in the Corporation's balance sheet as of a point in time. This measurement is accomplished through stratification of the Corporation's assets and liabilities into repricing periods. The sum of assets and liabilities in each of these periods are compared for mismatches within that maturity segment. Core deposits having no contractual maturities are placed into repricing periods based upon historical balance performance. Repricing for mortgage loans, mortgage-backed securities and collateralized mortgage obligations are based on expected cash flows which include the effects of expected prepayments as determined based upon industry projections for prepayment speeds. The Corporation's policy limits the cumulative six-month ratio of rate sensitive assets to rate sensitive liabilities (RSA/RSL) to a range of 0.85 to 1.15. As of December 31, 2011, the cumulative six-month ratio of RSA/RSL was 1.08.

Simulation of net interest income and net income is performed for the next twelve-month period. A variety of interest rate scenarios are used to measure the effects of sudden and gradual movements upward and downward in the yield curve. These results are compared to the results obtained in a flat or unchanged interest rate scenario. Simulation of earnings is used primarily to measure the Corporation's short-term earnings exposure to interest rate movements. The Corporation's policy limits the potential exposure of net interest income to 10% of the base case net interest income for a 100 basis point shock in interest rates, 15% for a 200 basis point shock and 20% for a 300 basis point shock. A "shock" is an immediate upward or downward movement of interest rates across the yield curve. The shocks do not take into account changes in customer behavior that could result in changes to mix and/or volumes in the balance sheet nor do they account for competitive pricing over the forward 12-month period. The following table summarizes the expected impact of interest rate shocks on net interest income (due to the current level of interest rates, the 200 and 300 basis point downward shock scenarios are not shown):

Rate Shock	Annual change in net interest income	% Change
+300 bp	+ $58.0 million	+ 10.2%
+200 bp	+ $33.4 million	+ 5.9%
+100 bp	+ $10.1 million	+ 1.8%
−100 bp (1)	− $15.2 million	− 2.7%

(1) Because certain current interest rates are at or below 1.00%, the 100 basis point downward shock assumes that certain corresponding interest rates approach an implied floor that, in effect, reflects a decrease of less than the full 100 basis point downward shock.

Economic value of equity estimates the discounted present value of asset and liability cash flows. Discount rates are based upon market prices for like assets and liabilities. Upward and downward shocks of interest rates are used to determine the comparative effect of such interest rate movements relative to the unchanged environment. This measurement tool is used primarily to evaluate the longer-term repricing risks and options in the Corporation's balance sheet. A policy limit of 10% of economic equity may be at risk for every 100 basis point shock movement in interest rates. As of December 31, 2011, the Corporation was within economic value of equity policy limits for every 100 basis point shock movement in interest rates.

Item 8. Financial Statements and Supplementary Data

CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except per-share data)

	December 31 2011	December 31 2010
Assets		
Cash and due from banks	$ 292,598	$ 198,954
Interest-bearing deposits with other banks	175,336	33,297
Loans held for sale	47,009	83,940
Investment securities:		
Held to maturity (estimated fair value of $6,699 in 2011 and $7,818 in 2010)	6,669	7,751
Available for sale	2,673,298	2,853,733
Loans, net of unearned income	11,968,970	11,933,307
Less: Allowance for loan losses	(256,471)	(274,271)
Net Loans	11,712,499	11,659,036
Premises and equipment	212,274	208,016
Accrued interest receivable	51,098	53,841
Goodwill	536,005	535,518
Intangible assets	8,204	12,461
Other assets	655,518	628,707
Total Assets	$ 16,370,508	$ 16,275,254
Liabilities		
Deposits:		
Noninterest-bearing	$ 2,588,034	$ 2,194,988
Interest-bearing	9,937,705	10,193,593
Total Deposits	12,525,739	12,388,581
Short-term borrowings:		
Federal funds purchased	253,470	267,844
Other short-term borrowings	343,563	406,233
Total Short-Term Borrowings	597,033	674,077
Accrued interest payable	25,686	33,333
Other liabilities	189,362	179,424
Federal Home Loan Bank advances and long-term debt	1,040,149	1,119,450
Total Liabilities	14,377,969	14,394,865
Shareholders' Equity		
Common stock, $2.50 par value, 600 million shares authorized, 216.2 million shares issued in 2011 and 215.4 million shares issued in 2010	540,386	538,492
Additional paid-in capital	1,423,727	1,420,127
Retained earnings	264,059	158,453
Accumulated other comprehensive income:		
Unrealized gains on investment securities not other-than-temporarily impaired	27,054	22,354
Unrealized non-credit related losses on other-than-temporarily impaired debt securities	(1,011)	(2,355)
Unrecognized pension and postretirement plan costs	(15,134)	(4,414)
Unamortized effective portions of losses on forward-starting interest rate swaps	(2,954)	(3,090)
Accumulated other comprehensive income	7,955	12,495
Treasury stock, at cost,16.0 million shares outstanding in 2011 and 16.3 million shares in 2010	(243,588)	(249,178)
Total Shareholders' Equity	1,992,539	1,880,389
Total Liabilities and Shareholders' Equity	$ 16,370,508	$ 16,275,254

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF INCOME

(dollars in thousands, except per-share data)

	2011	2010	2009
Interest Income			
Loans, including fees	$ 596,390	$ 629,410	$ 649,089
Investment securities:			
Taxable	80,184	96,237	112,945
Tax-exempt	12,039	13,333	16,368
Dividends	2,769	2,800	2,479
Loans held for sale	1,958	3,088	5,390
Other interest income	358	505	196
Total Interest Income	693,698	745,373	786,467
Interest Expense			
Deposits	83,083	122,359	180,826
Short-term borrowings	746	1,455	3,777
Long-term debt	49,709	62,813	80,910
Total Interest Expense	133,538	186,627	265,513
Net Interest Income	560,160	558,746	520,954
Provision for credit losses	135,000	160,000	190,020
Net Interest Income After Provision for Credit Losses	425,160	398,746	330,934
Other Income			
Service charges on deposit accounts	58,078	58,592	60,450
Other service charges and fees	47,482	45,023	40,425
Investment management and trust services	36,483	34,173	32,076
Mortgage banking income	25,674	29,304	25,061
Other	15,449	14,527	14,844
Investment securities gains (losses), net:			
Other-than-temporary impairment losses	(1,997)	(14,519)	(17,768)
Less: Portion of (gain) loss recognized in other comprehensive loss (before taxes)	(913)	568	4,367
Net other-than-temporary impairment losses	(2,910)	(13,951)	(13,401)
Net gains on sales of investment securities	7,471	14,652	14,480
Investment securities gains, net	4,561	701	1,079
Total Other Income	187,727	182,320	173,935
Other Expenses			
Salaries and employee benefits	227,435	216,487	218,812
Net occupancy expense	44,003	43,533	42,040
FDIC insurance expense	14,480	19,715	26,579
Data processing	13,541	13,263	14,432
Equipment expense	12,870	11,692	12,820
Professional fees	12,159	11,523	9,099
Marketing	9,667	11,163	8,915
Other real estate owned and repossession expense	8,366	7,441	6,941
Telecommunications	8,119	8,543	8,608
Intangible amortization	4,257	5,240	5,747
Other	61,579	59,725	61,544
Total Other Expenses	416,476	408,325	415,537
Income Before Income Taxes	196,411	172,741	89,332
Income taxes	50,838	44,409	15,408
Net Income	145,573	128,332	73,924
Preferred stock dividends and discount accretion	—	(16,303)	(20,169)
Net Income Available to Common Shareholders	$ 145,573	$ 112,029	$ 53,755
Per Common Share:			
Net Income (Basic)	$ 0.73	$ 0.59	$ 0.31
Net Income (Diluted)	0.73	0.59	0.31
Cash Dividends	0.20	0.12	0.12

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

	Preferred Stock	Common Stock Shares Outstanding	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
				(in thousands)				
Balance at December 31, 2008	$ 368,944	175,044	$ 480,978	$ 1,260,947	$ 31,075	$ (17,907)	$ (264,390)	$ 1,859,647
Cumulative effect of FSP FAS 115-2 and FAS 124-2 adoption (net of $3.4 million tax effect)					6,298	(6,298)		—
Comprehensive Income:								
Net Income					73,924			73,924
Other comprehensive income						31,663		31,663
Total comprehensive income								105,587
Stock issued, including related tax benefits		1,320	1,513	(4,998)			10,904	7,419
Stock-based compensation awards				1,781				1,781
Preferred stock discount accretion	1,346				(1,346)			—
Preferred stock cash dividends					(16,836)			(16,836)
Common stock cash dividends - $0.12 per share					(21,116)			(21,116)
Balance at December 31, 2009	$ 370,290	176,364	$ 482,491	$ 1,257,730	$ 71,999	$ 7,458	$ (253,486)	$ 1,936,482
Comprehensive Income:								
Net Income					128,332			128,332
Other comprehensive income						5,037		5,037
Total comprehensive income								133,369
Stock issued, including related tax benefits		22,686	56,001	171,201			4,308	231,510
Stock-based compensation awards				1,996				1,996
Redemption of preferred stock and repurchase of common stock warrant	(376,500)			(10,800)				(387,300)
Preferred stock discount accretion	6,210				(6,210)			—
Preferred stock cash dividends					(12,496)			(12,496)
Common stock cash dividends - $0.12 per share					(23,172)			(23,172)
Balance at December 31, 2010	$ —	199,050	$ 538,492	$ 1,420,127	$ 158,453	$ 12,495	$ (249,178)	$ 1,880,389
Comprehensive Income:								
Net Income					145,573			145,573
Other comprehensive loss						(4,540)		(4,540)
Total comprehensive income								141,033
Stock issued, including related tax benefits		1,114	1,894	(649)			5,590	6,835
Stock-based compensation awards				4,249				4,249
Common stock cash dividends - $0.20 per share					(39,967)			(39,967)
Balance at December 31, 2011	$ —	200,164	$ 540,386	$ 1,423,727	$ 264,059	$ 7,955	$ (243,588)	$ 1,992,539

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	$ **145,573**	$ 128,332	$ 73,924
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for credit losses	**135,000**	160,000	190,020
Depreciation and amortization of premises and equipment	**21,081**	20,477	20,601
Net amortization of investment security premiums	**6,022**	5,178	1,706
Deferred income tax expense (benefit)	**4,378**	5,544	(20,432)
Investment securities gains	**(4,561)**	(701)	(1,079)
Gains on sales of mortgage loans	**(22,207)**	(27,519)	(22,644)
Proceeds from sales of mortgage loans held for sale	**1,228,668**	1,588,489	2,154,779
Originations of mortgage loans held for sale	**(1,160,516)**	(1,559,526)	(2,121,679)
Amortization of intangible assets	**4,257**	5,240	5,747
Stock-based compensation	**4,249**	1,996	1,781
Decrease in accrued interest receivable	**2,743**	4,674	51
Decrease (increase) in other assets	**32,084**	(9,173)	(83,777)
Decrease in accrued interest payable	**(7,647)**	(13,263)	(7,082)
Decrease in other liabilities	**(17,126)**	(24,939)	(9,334)
Total adjustments	**226,425**	156,477	108,658
Net cash provided by operating activities	**371,998**	284,809	182,582
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from sales of securities available for sale	**441,961**	469,821	689,432
Proceeds from maturities of securities held to maturity	**454**	574	4,231
Proceeds from maturities of securities available for sale	**667,171**	774,403	789,301
Purchase of securities held to maturity	**(29)**	(215)	(3,528)
Purchase of securities available for sale	**(984,286)**	(954,700)	(2,002,888)
(Increase) decrease in short-term investments	**(142,039)**	(16,706)	5,119
Net increase in loans	**(189,669)**	(102,938)	(42,408)
Net purchases of premises and equipment	**(25,339)**	(24,290)	(22,147)
Net cash (used in) provided by investing activities	**(231,776)**	145,949	(582,888)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net increase in demand and savings deposits	**753,176**	974,566	1,330,250
Net (decrease) increase in time deposits	**(616,018)**	(683,899)	215,748
Decrease in short-term borrowings	**(77,044)**	(194,863)	(893,830)
Additions to long-term debt	**25,000**	47,900	—
Repayments of long-term debt	**(104,610)**	(469,223)	(247,024)
Redemption of preferred stock and common stock warrant	—	(387,300)	—
Net proceeds from issuance of common stock	**6,835**	231,510	7,419
Dividends paid	**(33,917)**	(35,003)	(58,913)
Net cash (used in) provided by financing activities	**(46,578)**	(516,312)	353,650
Net Increase (Decrease) in Cash and Due From Banks	**93,644**	(85,554)	(46,656)
Cash and Due From Banks at Beginning of Year	**198,954**	284,508	331,164
Cash and Due From Banks at End of Year	$ **292,598**	$ 198,954	$ 284,508
Supplemental Disclosures of Cash Flow Information			
Cash paid during period for:			
Interest	$ **141,185**	$ 199,890	$ 272,595
Income taxes	**20,920**	42,845	22,599

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business: Fulton Financial Corporation (Parent Company) is a multi-bank financial holding company which provides a full range of banking and financial services to businesses and consumers through its six wholly owned banking subsidiaries: Fulton Bank, N.A., Fulton Bank of New Jersey, The Columbia Bank, Lafayette Ambassador Bank, FNB Bank, N.A. and Swineford National Bank. In addition, the Parent Company owns the following non-bank subsidiaries: Fulton Reinsurance Company, LTD, Fulton Financial Realty Company, Central Pennsylvania Financial Corp., FFC Management, Inc., FFC Penn Square, Inc. and Fulton Insurance Services Group, Inc. Collectively, the Parent Company and its subsidiaries are referred to as the Corporation.

The Corporation's primary sources of revenue are interest income on loans and investment securities and fee income on its products and services. Its expenses consist of interest expense on deposits and borrowed funds, provision for credit losses, other operating expenses and income taxes. The Corporation's primary competition is other financial services providers operating in its region. Competitors also include financial services providers located outside the Corporation's geographical market as a result of the growth in electronic delivery systems. The Corporation is subject to the regulations of certain Federal and state agencies and undergoes periodic examinations by such regulatory authorities.

The Corporation offers, through its banking subsidiaries, a full range of retail and commercial banking services throughout central and eastern Pennsylvania, Delaware, Maryland, New Jersey and Virginia. Industry diversity is the key to the economic well-being of these markets, and the Corporation is not dependent upon any single customer or industry.

Basis of Financial Statement Presentation: The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States (U.S. GAAP) and include the accounts of the Parent Company and all wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The Corporation evaluates subsequent events through the date of filing with the Securities and Exchange Commission (SEC).

Fair Value Option: The Financial Accounting Standards Board's Accounting Standards Codification (FASB ASC) Subtopic 825-10 permits entities to measure many financial instruments and certain other items at fair value and requires certain disclosures for items for which the fair value option is applied.

The Corporation has elected to record mortgage loans held for sale at fair value to more accurately reflect the results of its mortgage banking activities in its consolidated financial statements. Derivative financial instruments related to these activities are also recorded at fair value, as detailed under the heading "Derivative Financial Instruments" below. The Corporation determines fair value for its mortgage loans held for sale based on the price that secondary market investors would pay for loans with similar characteristics, including interest rate and term, as of the date fair value is measured. Changes in fair value during the period are recorded as components of mortgage banking income on the consolidated statements of income. Interest income earned on mortgage loans held for sale is classified within interest income on the consolidated statements of income.

The following table presents a summary of the Corporation's mortgage loans held for sale and the impact of the fair value election on the consolidated financial statements as of and for the years ended December 31, 2011 and 2010:

	Cost (1)	Fair Value	Balance Sheet Classification	Fair Value Gain (Loss)	Statements of Income Classification
			(in thousands)		
December 31, 2011:					
Mortgage loans held for sale ...	**$ 45,324**	**$ 47,009**	Loans held for sale	**$ 2,349**	Mortgage banking income
December 31, 2010:					
Mortgage loans held for sale ...	84,604	83,940	Loans held for sale	(1,423)	Mortgage banking income

(1) Cost basis of mortgage loans held for sale represents the unpaid principal balance.

Investments: Debt securities are classified as held to maturity at the time of purchase when the Corporation has both the intent and ability to hold these investments until they mature. Such debt securities are carried at cost, adjusted for amortization of premiums and accretion of discounts using the effective yield method. The Corporation does not engage in trading activities, however, since the investment portfolio serves as a source of liquidity, most debt securities and all marketable equity securities are classified as available for sale. Securities available for sale are carried at estimated fair value with the related unrealized holding gains and losses reported in shareholders' equity as a component of other comprehensive income, net of tax. Realized securities gains and losses are computed using the specific identification method and are recorded on a trade date basis.

Securities are evaluated periodically to determine whether declines in value are other-than-temporary. For its investments in equity securities, most notably its investments in stocks of financial institutions, the Corporation evaluates the near-term prospects of the issuers in relation to the severity and duration of the impairment. Equity securities with fair values less than cost are considered to be other-than-temporarily impaired if the Corporation does not have the ability and intent to hold the investments for a reasonable period of time that would be sufficient for a recovery of fair value.

Impaired debt securities are determined to be other-than-temporarily impaired if the Corporation concludes at the balance sheet date that it has the intent to sell, or believes it will more likely than not be required to sell, an impaired debt security before a recovery of its amortized cost basis. Credit losses on other-than-temporarily impaired debt securities are recorded through earnings, regardless of the intent or the requirement to sell. Credit loss is measured as the difference between the present value of an impaired debt security's expected cash flows and its amortized cost basis. Non-credit related other-than-temporary impairment charges are recorded as decreases to accumulated other comprehensive income as long as the Corporation has no intent or expected requirement to sell the impaired debt security before a recovery of its amortized cost basis.

In April 2009, the FASB issued Staff Position No. 115-2 and 124-2, "Recognition and Presentation of Other-than-Temporary Impairments" (FSP FAS 115-2). Upon adoption of FSP FAS 115-2, the Corporation determined that $9.7 million of other-than-temporary impairment charges previously recorded for pooled trust preferred securities were non-credit related. As such, a $6.3 million (net of $3.4 million of taxes) increase to retained earnings and a corresponding decrease to accumulated other comprehensive income was recorded as the cumulative effect of adopting FSP FAS 115-2 as of January 1, 2009.

Loans and Revenue Recognition: Loan and lease financing receivables are stated at their principal amount outstanding, except for mortgage loans held for sale, which the Corporation has elected to carry at fair value. Interest income on loans is accrued as earned. Unearned income on lease financing receivables is recognized on a basis which approximates the effective yield method. Premiums and discounts on purchased loans are amortized as adjustments to interest income using the effective yield method.

In general, a loan is placed on non-accrual status once it becomes 90 days delinquent as to principal or interest. In certain cases a loan may be placed on non-accrual status prior to being 90 days delinquent if there is an indication that the borrower is having difficulty making payments, or the Corporation believes it is probable that all amounts will not be collected according to the contractual terms of the loan agreement. When interest accruals are discontinued, unpaid interest previously credited to income is reversed. Non-accrual loans may be restored to accrual status when all delinquent principal and interest has been paid currently for six consecutive months or the loan is considered secured and in the process of collection.

A loan that is 90 days delinquent may continue to accrue interest if the loan is both adequately secured and is in the process of collection. An adequately secured loan is one that has collateral with a supported fair value that is sufficient to discharge the debt, and/or has an enforceable guarantee from a financially responsible party. A loan is considered to be in the process of collection if collection is proceeding through legal action or through other activities that are reasonably expected to result in repayment of the debt or restoration to current status in the near future.

Loan Origination Fees and Costs: Loan origination fees and the related direct origination costs are offset and the net amount is deferred and amortized over the life of the loan as an adjustment to interest income using the effective interest method. For mortgage loans sold, the net amount is included in gain or loss upon the sale of the related loan.

Allowance for Credit Losses: The allowance for credit losses consists of the allowance for loan losses and the reserve for unfunded lending commitments. The allowance for loan losses represents management's estimate of losses inherent in the loan portfolio as of the balance sheet date and is recorded as a reduction to loans. The reserve for unfunded lending commitments represents management's estimate of losses inherent in its unfunded loan commitments and is recorded in other liabilities on the consolidated balance sheet. The allowance for credit losses is increased by charges to expense, through the provision for credit losses, and decreased by charge-offs, net of recoveries. Management believes that the allowance for loan losses and the reserve for unfunded lending commitments are adequate as of the balance sheet date; however, future changes to the allowance or reserve may be necessary based on changes in any of the factors discussed in the following paragraphs.

Maintaining an adequate allowance for credit losses is dependent upon various factors, including the ability to identify potential problem loans in a timely manner. For commercial loans, commercial mortgages and certain construction loans, an internal risk rating process, consisting of nine general classifications ranging from "excellent" to "loss," is used. Risk ratings are initially assigned to loans by loan officers and are reviewed on a regular basis by loan review staff. Ratings change if the ongoing monitoring procedures or specific loan review activities identify a deterioration or an improvement in the loan. While assigning risk ratings involves judgment, the risk rating process allows management to identify riskier credits in a timely manner and to allocate resources to managing troubled accounts.

The risk rating process is not practical for residential mortgages, home equity loans, consumer loans, installment loans and lease receivables, mainly because these portfolios consist of a larger number of loans with smaller balances. Instead, these portfolios are evaluated for risk mainly based on aggregate payment history, through the monitoring of delinquency levels and trends.

The Corporation's established methodology for evaluating the adequacy of the allowance for credit losses considers both components of the allowance: 1) specific allowances allocated to loans evaluated for impairment under FASB ASC Section 310-10-35; and 2) allowances calculated for pools of loans evaluated for impairment under FASB ASC Subtopic 450-20.

A loan is considered to be impaired if the Corporation believes it is probable that all amounts will not be collected according to the contractual terms of the loan agreement. An allowance for loan losses is established for an impaired loan if its carrying value exceeds its estimated fair value. Impaired loans with balances greater than $1.0 million are evaluated individually for impairment. Impaired loans with balances less than $1.0 million are pooled and measured for impairment collectively.

As of December 31, 2011 and 2010, substantially all of the Corporation's impaired loans with balances greater than $1.0 million were measured based on the estimated fair value of each loan's collateral. Collateral could be in the form of real estate, in the case of impaired commercial mortgages and construction loans, or business assets, such as accounts receivable or inventory, in the case of commercial and industrial loans. Commercial and industrial loans may also be secured by real property.

For loans secured by real estate, estimated fair values are determined primarily through certified third-party appraisals. When a real estate-secured loan becomes impaired, a decision is made regarding whether an updated certified appraisal of the real estate is necessary. This decision is based on various considerations, including: the age of the most recent appraisal; the loan-to-value ratio based on the original appraisal; the condition of the property; the Corporation's experience and knowledge of the market; the purpose of the loan; environmental factors; payment status; the strength of any guarantors; and the existence and age of other indications of value such as broker price opinions, among others.

As of December 31, 2011 and 2010, approximately 78% and 52%, respectively, of impaired loans secured by real estate with principal balances greater than $1 million were measured at estimated fair value using certified third-party appraisals that had been updated within the preceding 12 months. The fair value of collateral is generally based on appraised values, discounted to arrive at expected sale prices, net of estimated selling costs.

Where updated certified appraisals are not obtained for loans evaluated for impairment under FASB ASC Section 310-10-35 that are secured by real estate, fair values are estimated based on one or more of the following:

- Original appraisal – if the original appraisal indicated a very strong loan to value position and, in the opinion of the Corporation's internal loan evaluation staff, there has not been a significant deterioration in the collateral value, the original appraisal may be used to support the value of the collateral. Appropriate discounts are applied to the appraised value to adjust for market changes since the date the appraisal was completed, to arrive at an estimated selling price for the collateral. Original appraisals are typically used only when the estimated collateral value, as adjusted, results in a current loan to value ratio that is lower than the Corporation's policy for new loans, generally 80%.

- Broker price opinions – in lieu of obtaining an updated certified appraisal, a less formal indication of value, such as a broker price opinion, may be obtained. These opinions are generally used to validate internal estimates of collateral value and are not relied upon as the sole determinant of fair value.
- Discounted cash flows – while substantially all of the Corporation's impaired loans are measured based on the estimated fair value of collateral, discounted cash flows analyses may be used to validate estimates of collateral value derived from other approaches.

For impaired loans with principal balances greater than $1 million secured by non-real estate collateral, such as accounts receivable or inventory, estimated fair values are determined based on borrower financial statements, inventory listings, accounts receivable agings or borrowing base certificates. Indications of value from these sources are generally discounted based on the age of the financial information or the quality of the assets. Liquidation or collection discounts are applied to these assets based upon existing loan evaluation policies.

All loans not evaluated for impairment under FASB ASC Section 310-10-35 are evaluated for impairment under FASB ASC Subtopic 450-20, using a pooled loss evaluation approach. In general, these loans include residential mortgages, home equity loans, consumer loans, and lease receivables. Accruing commercial loans, commercial mortgages and construction loans are also evaluated for impairment under FASB ASC Subtopic 450-20.

The Corporation evaluates loans for impairment under FASB ASC Subtopic 450-20 through the following procedures:

- The loans are segmented into pools with similar characteristics, such as general loan type, secured or unsecured and type of collateral. Commercial loans, commercial mortgages and certain construction loans are further segmented into separate pools based on internally assigned risk ratings. Residential mortgages, home equity loans, consumer loans, and lease receivables are further segmented into separate pools based on delinquency status.
- A loss rate is calculated for each pool through a regression analysis based on historical losses as loans migrate through the various risk rating or delinquency categories.
- The loss rate is adjusted to consider qualitative factors, such as economic conditions and trends.
- The resulting adjusted loss rate is applied to the balance of the loans in the pool to arrive at the allowance allocation for the pool.

The allocation of the allowance for credit losses is reviewed to evaluate its appropriateness in relation to the overall risk profile of the loan portfolio. The Corporation considers risk factors such as: local and national economic conditions; trends in delinquencies and non-accrual loans; the diversity of borrower industry types; and the composition of the portfolio by loan type. An unallocated allowance is maintained for factors and conditions that exist at the balance sheet date, but are not specifically identifiable, and to recognize the inherent imprecision in estimating and measuring loss exposure.

Effective April 1, 2011, the Corporation revised and enhanced its allowance for credit loss methodology. The significant revisions to the methodology were as follows:

- ***Change in the identification of loans evaluated for impairment under FASB ASC Section 310-10-35*** – The population of loans evaluated for impairment under FASB ASC Section 310-10-35 was revised to include only loans on non-accrual status and impaired troubled debt restructurings (Impaired TDRs). Impaired TDRs represent TDRs that were: (1) modified via a change in the interest rate that, at the time of restructuring, was favorable in comparison to rates offered for loans with similar risk characteristics; or (2) 90 days or more past due according to their modified terms; or (3) modified in the current calendar year.

  Under the prior methodology, loans evaluated for impairment under FASB ASC Section 310-10-35 included accruing and non-accrual commercial loans, commercial mortgages and construction loans with risk ratings of substandard or worse and Impaired TDRs.

  As of April 1, 2011, the balance of loans evaluated for impairment under FASB ASC Section 310-10-35 decreased from $525.6 million under the prior methodology to $335.6 million under the new methodology. The allowance allocations for loans evaluated for impairment under FASB ASC Section 310-10-35 decreased from $106.0 million under the prior methodology to $88.0 million under the new methodology.

- ***Quarterly evaluations of impaired loans*** – Due to the reduction in loans evaluated for impairment under FASB ASC Section 310-10-35 noted above, all loans evaluated for impairment under FASB ASC Section 310-10-35 are now measured for losses on a quarterly basis. Measurement may be on a more frequent basis if there is a significant change in the amount or timing of an impaired loan's expected future cash flows, if actual cash flows are significantly different from the cash flows previously projected, or if the fair value of an impaired loan's collateral significantly changes. In addition, the

Corporation implemented a new appraisal policy which requires that impaired loans secured predominately by real estate have updated certified third-party appraisals, generally every 12 months.

Under the prior methodology, impaired loans were evaluated for impairment under FASB ASC Section 310-10-35 every 12 months or, if necessary, on a more frequent basis based on significant changes in expected future cash flows or significant changes in collateral values. For impaired loans secured predominately by real estate, decisions regarding whether an updated certified appraisal was necessary were made on a loan-by-loan basis.

- ***Change in the determination of allocation needs on loans evaluated for impairment under FASB ASC Section 450-20*** – Under its new methodology, the Corporation revised and further disaggregated its pools of loans evaluated for impairment under FASB ASC Section 450-20. Similar to the prior methodology, pools are segmented by general loan types, and further segmented by collateral types, where appropriate. However, under the new methodology, pools are further disaggregated by internal credit risk ratings for commercial loans, commercial mortgages and certain construction loans and by delinquency status for residential mortgages, consumer loans and all other loan types.

  Allowance allocations for each pool are determined through a regression analysis based on historical losses. The analysis computes loss rates based on a probability of default (PD) and a loss given default (LGD). While the previous methodology utilized the same historical loss period of four years, allowance allocations were computed based on weighted average charge-off rates as opposed to the use of a regression analysis, which computes PDs and LGDs based on historical losses as loans migrate through the various risk rating or delinquency categories.

  Under both the current and previous methodologies, loss rates are adjusted to consider qualitative factors such as economic conditions and trends, among others. However, under its new methodology, the Corporation applies a more detailed analysis of qualitative factors that are formally assessed on a quarterly basis by a committee comprised of lending and credit administration personnel.

  As of April 1, 2011, total allocations on $11.5 billion of loans evaluated for impairment under FASB ASC Section 450-20 under the new methodology were $182.2 million. In comparison, under the Corporation's previous methodology, total allocations on $11.3 billion of loans evaluated for impairment under FASB ASC Section 450-20 were $164.2 million.

The Corporation's conclusion as of March 31, 2011 that its total allowance for credit losses of $271.2 million was sufficient to cover losses inherent in the loan portfolio did not change as a result of implementing its new allowance for credit loss methodology. As noted above, the change in methodology expanded the number of loans evaluated for impairment under FASB ASC Section 450-20 and reduced the number of loans evaluated for impairment under FASB ASC Section 310-10-35. In addition, the change in methodology resulted in shifts in allocations by loan type. See Note D, "Loans and Allowance for Credit Losses," for additional details.

Loans and lease financing receivables deemed to be a loss are written off through a charge against the allowance for credit losses. Closed-end consumer loans are generally charged off when they become 120 days past due (180 days for open-end consumer loans) if they are not adequately secured by real estate. All other loans are evaluated for possible charge-off when it is probable that the balance will not be collected, based on the ability of the borrower to pay and the value of the underlying collateral. Recoveries of loans previously charged off are recorded as increases to the allowance for loan losses. Past due status is determined based on contractual due dates for loan payments.

Troubled Debt Restructurings: Loans whose terms are modified are classified as troubled debt restructurings (TDRs) if the Corporation grants the borrowers concessions and it is deemed that those borrowers are experiencing financial difficulty. Concessions granted under a TDR typically involve a temporary deferral of scheduled loan payments, an extension of a loan's stated maturity date or a reduction in the interest rate. Non-accrual TDRs can be restored to accrual status if principal and interest payments, under the modified terms, are current for six consecutive months after modification. TDRs are evaluated for impairment under FASB ASC Section 310-10-35.

Effective July 1, 2011, the Corporation adopted the provisions of ASC Update 2011-02, "A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring." ASC Update 2011-02 provides additional guidance for when a creditor has granted a concession and whether a debtor is experiencing financial difficulty. This standards update was effective for the first interim or annual period beginning on or after June 15, 2011, and was applied retrospectively to January 1, 2011. The adoption of ASC Update 2011-02 did not impact the Corporation's financial statements.

Premises and Equipment: Premises and equipment are stated at cost, less accumulated depreciation and amortization. The provision for depreciation and amortization is generally computed using the straight-line method over the estimated useful lives of the related assets, which are a maximum of 50 years for buildings and improvements, 8 years for furniture and 5 years for equipment. Leasehold improvements are amortized over the shorter of the useful life or the non-cancelable lease term. Interest costs incurred during the construction of major bank premises are capitalized.

Other Real Estate Owned: Assets acquired in settlement of mortgage loan indebtedness are recorded as other real estate owned (OREO) and are included in other assets on the consolidated balance sheets, initially at the lower of the estimated fair value of the asset less estimated selling costs or the carrying amount of the loan. Costs to maintain the assets and subsequent gains and losses on sales are included in OREO and repossession expense on the consolidated statements of income.

Mortgage Servicing Rights: The estimated fair value of mortgage servicing rights (MSRs) related to loans sold and serviced by the Corporation is recorded as an asset upon the sale of such loans. MSRs are amortized as a reduction to servicing income over the estimated lives of the underlying loans.

MSRs are evaluated quarterly for impairment by comparing the carrying amount to estimated fair value, as determined through a discounted cash flow valuation. Significant inputs to the valuation include expected servicing income, net of expense, the discount rate and the expected lives of the underlying loans. To the extent the amortized cost of the MSRs exceeds their estimated fair value, a valuation allowance is established for such impairment, through a charge against servicing income, included as a component of mortgage banking income on the consolidated statements of income. If the Corporation determines, based on subsequent valuations, that impairment no longer exists, then the valuation allowance is reduced through an increase to servicing income.

Derivative Financial Instruments: In connection with its mortgage banking activities, the Corporation enters into commitments to originate certain fixed-rate residential mortgage loans for customers, also referred to as interest rate locks. In addition, the Corporation enters into forward commitments for future sales or purchases of mortgage-backed securities to or from third-party counterparties to hedge the effect of changes in interest rates on the values of both the interest rate locks and mortgage loans held for sale. Forward sales commitments may also be in the form of commitments to sell individual mortgage loans at a fixed price at a future date. Both the interest rate locks and the forward commitments are accounted for as derivatives and carried at fair value, determined as the amount that would be necessary to settle each derivative financial instrument at the balance sheet date. The amount necessary to settle each interest rate lock is based on the price that secondary market investors would pay for loans with similar characteristics, including interest rate and term, as of the date fair value is measured. Gross derivative assets and liabilities are recorded within other assets and other liabilities, respectively, on the consolidated balance sheets, with changes in fair value during the period recorded within mortgage banking income on the consolidated statements of income. The other components of mortgage banking income include gains and losses on the sales of mortgage loans, fair value adjustments on mortgage loans held for sale and net servicing income.

During 2010, the Corporation recorded a $3.3 million increase in mortgage banking income resulting from the correction of its methodology for determining the fair values of its interest rate locks. Previously, the fair values of interest rate locks included only the value related to the change in interest rates between the date the rate was locked and the reporting date and excluded the value of the expected gain on sale as of the lock date. At December 31, 2011 and 2010, the fair values of interest rate locks represented the expected gains on sales had those locks been settled and sold as of the reporting date. This change in methodology did not result in a material difference in reported mortgage banking income in prior periods.

The following presents a comparison of mortgage banking income as reported on the consolidated statements of income to the amounts that would have been reported had this methodology been applied for all periods presented:

	2010	2009
	(in thousands)	
Reported mortgage banking income	$ 29,304	$ 25,061
Pro-forma mortgage banking income	27,853	25,536
Difference	$ 1,451	$ (475)

The following table presents a summary of the notional amounts and fair values of derivative financial instruments as of December 31:

	2011		2010	
	Notional Amount	**Asset (Liability) Fair Value**	Notional Amount	Asset (Liability) Fair Value
	(in thousands)			
Interest Rate Locks with Customers:				
Positive fair values	**$ 181,583**	**$ 3,888**	$ 140,682	$ 777
Negative fair values	**1,593**	**(10)**	50,527	(760)
Net interest rate locks with customers		**$ 3,878**		$ 17
Forward Commitments:				
Positive fair values	**3,178**	**13**	558,861	8,479
Negative fair values	**173,208**	**(2,724)**	—	—
Net forward commitments		**(2,711)**		8,479
Net derivative fair value asset		**$ 1,167**		$ 8,496

The following table presents a summary of the fair value gains and losses on derivative financial instruments:

	Fair Value Gains (Losses)			
	2011	2010	2009	Statements of Income Classification
	(in thousands)			
Interest rate locks with customers	**$ 3,861**	$ 428	$ (836)	Mortgage banking income
Forward commitments	**(11,190)**	7,195	2,729	Mortgage banking income
Interest rate swaps	**—**	—	(18)	Other expense
Fair value (losses) gains on derivative financial instruments	**$ (7,329)**	$ 7,623	$ 1,875	

Income Taxes: The provision for income taxes is based upon income before income taxes, adjusted primarily for the effect of tax-exempt income, non-deductible expenses and credits received from investments in partnerships that generate such credits under various Federal programs (Tax Credit Investments). Certain items of income and expense are reported in different periods for financial reporting and tax return purposes. The tax effects of these temporary differences are recognized currently in the deferred income tax provision or benefit. Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the applicable enacted marginal tax rate. The deferred income tax provision or benefit is based on the changes in the deferred tax asset or liability from period to period.

The Corporation accounts for uncertain tax positions by applying a recognition threshold and measurement attribute for tax positions taken or expected to be taken on a tax return. Recognition and measurement of tax positions is based on management's evaluations of relevant tax code and appropriate industry information about audit proceedings for comparable positions at other organizations. Virtually all of the Corporation's unrecognized tax benefits are for positions that are taken on an annual basis on state tax returns. Increases to unrecognized tax benefits will occur as a result of accruing for the nonrecognition of the position for the current year. Decreases will occur as a result of the lapsing of the statute of limitations for the oldest outstanding year which includes the position.

Stock-Based Compensation: The Corporation grants equity awards to employees, consisting of stock options and restricted stock, under its 2004 Stock Option and Compensation Plan (Employee Option Plan). In addition, employees may purchase shares of the Corporation's common stock under the Corporation's Employee Stock Purchase Plan (ESPP).

Beginning in 2011, the Corporation also granted restricted stock to non-employee members of the board of directors under its 2011 Directors' Equity Participation Plan (Directors' Plan). Under the Directors' Plan, the Corporation can grant equity awards to non-employee holding company and affiliate directors in the form of stock options, restricted stock or common stock.

Compensation expense is equal to the fair value of the stock-based compensation awards, net of estimated forfeitures, and is recognized over the vesting period of such awards. The vesting period represents the period during which employees are required to provide service in exchange for such awards.

Net Income Per Common Share: The Corporation's basic net income per common share is calculated as net income available to common shareholders divided by the weighted average number of common shares outstanding. Net income available to common shareholders is calculated as net income less accrued dividends and discount accretion related to preferred stock.

For diluted net income per common share, net income available to common shareholders is divided by the weighted average number of common shares outstanding plus the incremental number of shares added as a result of converting common stock equivalents, calculated using the treasury stock method. The Corporation's common stock equivalents consist of outstanding stock options, restricted stock and common stock warrants. As of December 31, 2011 and 2010, there were no outstanding common stock warrants.

A reconciliation of weighted average common shares outstanding used to calculate basic net income per common share and diluted net income per common share follows.

	2011	2010	2009
		(in thousands)	
Weighted average common shares outstanding (basic)	**198,912**	190,860	175,662
Impact of common stock equivalents	**746**	537	281
Weighted average common shares outstanding (diluted)	**199,658**	191,397	175,943

In 2011 and 2010, 5.2 million and 5.5 million stock options, respectively, were excluded from the diluted earnings per share computation as their effect would have been anti-dilutive. In 2009, 6.3 million stock options and a common stock warrant for 5.5 million shares were excluded from the diluted earnings per share computation as their effect would have been anti-dilutive.

Disclosures about Segments of an Enterprise and Related Information: The Corporation does not have any operating segments which require disclosure of additional information. While the Corporation owns six separate banks, each engages in similar activities, provides similar products and services, and operates in the same general geographical area. The Corporation's non-banking activities are immaterial and, therefore, separate information has not been disclosed.

Financial Guarantees: Financial guarantees, which consist primarily of standby and commercial letters of credit, are accounted for by recognizing a liability equal to the fair value of the guarantees and crediting the liability to income over the term of the guarantee. Fair value is estimated based on the fees currently charged to enter into similar agreements with similar terms.

Business Combinations and Intangible Assets: The Corporation accounts for its acquisitions using the purchase accounting method. Purchase accounting requires that all assets acquired and liabilities assumed, including certain intangible assets that must be recognized, be recorded at their estimated fair values. Any purchase price exceeding the fair value of net assets acquired is recorded as goodwill.

Goodwill is not amortized to expense, but is tested for impairment at least annually. Write-downs of the balance, if necessary as a result of the impairment test, are charged to expense in the period in which goodwill is determined to be impaired. The Corporation performs its annual test of goodwill impairment as of October 31st of each year. If certain events occur which indicate goodwill might be impaired between annual tests, goodwill must be tested when such events occur. Based on the results of its annual impairment test, the Corporation concluded that there was no impairment in 2011, 2010 or 2009. See Note F, "Goodwill and Intangible Assets" for additional details.

Intangible assets are amortized over their estimated lives. Some intangible assets have indefinite lives and are, therefore, not amortized. All intangible assets must be evaluated for impairment if certain events occur. Any impairment write-downs are recognized as expense on the consolidated statements of income.

Variable Interest Entities: FASB ASC Topic 810 provides guidance on when to consolidate certain Variable Interest Entities (VIE's) in the financial statements of the Corporation. VIE's are entities in which equity investors do not have a controlling financial interest or do not have sufficient equity at risk for the entity to finance activities without additional financial support from other parties. VIEs are assessed for consolidation under ASC Topic 810 when the Corporation holds variable interests in these entities. The Corporation consolidates VIEs when it is deemed to be the primary beneficiary. The primary beneficiary of a VIE is determined to be the party that has the power to make decisions that most significantly affect the economic performance of the VIE and has the obligation to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE.

The Parent Company owns all of the common stock of five subsidiary trusts, which have issued securities (Trust Preferred Securities) in conjunction with the Parent Company issuing junior subordinated deferrable interest debentures to the trusts. The terms of the junior subordinated deferrable interest debentures are the same as the terms of the Trust Preferred Securities. The Parent Company's obligations under the debentures constitute a full and unconditional guarantee by the Parent Company of the obligations of the trusts. The provisions of FASB ASC Topic 810 related to subsidiary trusts, as interpreted by the SEC, disallow consolidation of subsidiary trusts in the financial statements of the Corporation. As a result, Trust Preferred Securities are not included on the Corporation's consolidated balance sheets. The junior subordinated debentures issued by the Parent Company to the subsidiary trusts, which have the same total balance and rate as the combined equity securities and trust preferred securities issued by the Subsidiary Trusts, remain in long-term debt. See Note I, "Short-Term Borrowings and Long-Term Debt" for additional information.

The Corporation has made certain Tax Credit Investments under various Federal programs that promote investment in low and moderate income housing and local economic development. Tax Credit Investments are amortized under the effective yield method over the life of the Federal income tax credits generated as a result of such investments, generally six to ten years. As of December 31, 2011 and 2010, the Corporation's Tax Credit Investments, included in other assets on the consolidated balance sheets, totaled $118.4 million and $101.7 million, respectively. The net income tax benefit associated with these investments was $8.5 million, $5.7 million and $4.7 million in 2011, 2010 and 2009, respectively. None of the Corporation's Tax Credit Investments were consolidated based on FASB ASC Topic 810 as of December 31, 2011 or 2010.

Fair Value Measurements: FASB ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into the following three categories (from highest to lowest priority):

- Level 1 – Inputs that represent quoted prices for identical instruments in active markets.
- Level 2 – Inputs that represent quoted prices for similar instruments in active markets, or quoted prices for identical instruments in non-active markets. Also includes valuation techniques whose inputs are derived principally from observable market data other than quoted prices, such as interest rates or other market-corroborated means.
- Level 3 – Inputs that are largely unobservable, as little or no market data exists for the instrument being valued.

The Corporation has categorized all assets and liabilities required to be measured at fair value on both a recurring and nonrecurring basis into the above three levels.

In January 2010, the FASB issued ASC Update No. 2010-06, "Improving Disclosures About Fair Value Measurements." The final provision of ASC Update 2010-06, which requires companies to reconcile changes in Level 3 assets and liabilities by separately providing information about Level 3 purchases, sales, issuances and settlements on a gross basis, was effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years, or March 31, 2011 for the Corporation. The adoption of this provision did not impact the Corporation's fair value measurement disclosures.

See Note P, "Fair Value Measurements" for additional details.

New Accounting Standards: In May 2011, the FASB issued ASC Update 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs." ASC Update 2011-04 amends fair value measurement and disclosure requirements in U.S. GAAP for the purpose of improving the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and International Financial Reporting Standards (IFRS). Among the amendments in ASC Update 2011-04 are expanded disclosure requirements that require companies to quantitatively disclose inputs used in Level 3 fair value measurements and to disclose the sensitivity of fair value measurement to changes in unobservable inputs. This standards update is effective for the first interim or annual period beginning on or after December 15, 2011. For the Corporation, this standards update is effective in connection with its March 31, 2012 interim filing on Form 10-Q. The adoption of ASC Update 2011-04 is not expected to materially impact the Corporation's financial statements.

In June 2011, the FASB issued ASC Update 2011-05, "Presentation of Other Comprehensive Income." ASC Update 2011-05 requires companies to present total comprehensive income, consisting of net income and other comprehensive income, in either one continuous statement of comprehensive income or in two separate but consecutive statements. Presently, the Corporation reports total comprehensive income within its consolidated statement of shareholders' equity and comprehensive income (loss). For publicly traded entities, this standards update is effective for fiscal years beginning after December 15, 2011. For the Corporation, this standards update is effective in connection with its March 31, 2012 interim filing on Form 10-Q.

In December 2011, the FASB issued ASC Update 2011-12, "Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05." ASC Update 2011-12 defers the effective date of the requirement to present separate line items on the income statement for reclassification adjustments of items out of accumulated other comprehensive income into net income under ASC Update 2011-05. This deferral is temporary until the FASB reconsiders the operational concerns and needs of financial statement users.

In September 2011, the FASB issued ASC Update 2011-08, "Testing for Goodwill Impairment." ASC Update 2011-08 simplifies testing for goodwill impairment by permitting entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is greater than its carrying value. If an entity can qualitatively demonstrate that a reporting unit's fair value is more likely than not greater than its carrying value, then it would not be required to perform the quantitative two-step goodwill impairment test. This standards update is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of ASC Update 2011-08 is not expected to materially impact the Corporation's financial statements.

Reclassifications: Certain amounts in the 2010 and 2009 consolidated financial statements and notes have been reclassified to conform to the 2011 presentation.

NOTE B – RESTRICTIONS ON CASH AND DUE FROM BANKS

The Corporation's subsidiary banks are required to maintain reserves, in the form of cash and balances with the Federal Reserve Bank, against their deposit liabilities. The amounts of such reserves as of December 31, 2011 and 2010 were $120.8 million and $112.8 million, respectively.

NOTE C – INVESTMENT SECURITIES

The following tables present the amortized cost and estimated fair values of investment securities as of December 31:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
		(in thousands)		
2011 Held to Maturity				
U.S. Government sponsored agency securities	$ 5,987	$ —	$ (14)	$ 5,973
State and municipal securities	179	—	—	179
Mortgage-backed securities	503	44	—	547
	$ 6,669	$ 44	$ (14)	$ 6,699
2011 Available for Sale				
Equity securities	$ 117,486	$ 2,383	$ (2,819)	$ 117,050
U.S. Government securities	334	—	—	334
U.S. Government sponsored agency securities	3,987	87	(1)	4,073
State and municipal securities	306,186	15,832	—	322,018
Corporate debt securities	132,855	4,979	(14,528)	123,306
Collateralized mortgage obligations	982,851	19,186	(828)	1,001,209
Mortgage-backed securities	848,675	31,837	(415)	880,097
Auction rate securities	240,852	120	(15,761)	225,211
	$ 2,633,226	$ 74,424	$ (34,352)	$ 2,673,298
2010 Held to Maturity				
U.S. Government sponsored agency securities	$ 6,339	$ —	$ (1)	$ 6,338
State and municipal securities	346	—	—	346
Mortgage-backed securities	1,066	68	—	1,134
	$ 7,751	$ 68	$ (1)	$ 7,818
2010 Available for Sale				
Equity securities	$ 133,570	$ 3,872	$ (974)	$ 136,468
U.S. Government securities	1,649	—	—	1,649
U.S. Government sponsored agency securities	4,888	172	(2)	5,058
State and municipal securities	345,053	6,003	(1,493)	349,563
Corporate debt securities	137,101	3,808	(16,123)	124,786
Collateralized mortgage obligations	1,085,613	23,457	(5,012)	1,104,058
Mortgage-backed securities	843,446	31,080	(3,054)	871,472
Auction rate securities	271,645	892	(11,858)	260,679
	$ 2,822,965	$ 69,284	$ (38,516)	$ 2,853,733

Securities carried at $1.8 billion as of December 31, 2011 and $1.9 billion as of December 31, 2010 were pledged as collateral to secure public and trust deposits and customer repurchase agreements. Available for sale equity securities include restricted investment securities issued by the Federal Home Loan Bank (FHLB) and the Federal Reserve Bank totaling $82.5 million and $96.4 million as of December 31, 2011 and 2010, respectively.

The amortized cost and estimated fair value of debt securities as of December 31, 2011, by contractual maturity, are shown in the following table. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Held to Maturity		Available for Sale	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(in thousands)			
Due in one year or less	$ 179	$ 179	$ 67,451	$ 67,802
Due from one year to five years	5,987	5,973	30,828	32,103
Due from five years to ten years	—	—	144,777	154,185
Due after ten years	—	—	441,158	420,852
	6,166	6,152	684,214	674,942
Collateralized mortgage obligations	—	—	982,851	1,001,209
Mortgage-backed securities	503	547	848,675	880,097
	$ 6,669	$ 6,699	$ 2,515,740	$ 2,556,248

The following table presents information related to gains and losses on the sales of equity and debt securities, and losses recognized for other-than-temporary impairment of investments:

	Gross Realized Gains	Gross Realized Losses	Other-than-temporary Impairment Losses	Net Gains (Losses)
	(in thousands)			
2011:				
Equity securities	**$ 835**	**$ —**	**$ (1,212)**	**$ (377)**
Debt securities	**6,655**	**(19)**	**(1,698)**	**4,938**
Total	**$ 7,490**	**$ (19)**	**$ (2,910)**	**$ 4,561**
2010:				
Equity securities	$ 2,424	$ (706)	$ (1,982)	$ (264)
Debt securities	13,005	(71)	(11,969)	965
Total	$ 15,429	$ (777)	$ (13,951)	$ 701
2009:				
Equity securities	$ 666	$ (689)	$ (3,931)	$ (3,954)
Debt securities	14,632	(129)	(9,470)	5,033
Total	$ 15,298	$ (818)	$ (13,401)	$ 1,079

The following table presents a summary of other-than-temporary impairment charges recorded as components of investment securities gains on the consolidated statements of income, by investment security type:

	2011	2010	2009
		(in thousands)	
Financial institution stocks	**$ 1,212**	$ 1,982	$ 3,825
Mutual funds	—	—	106
Total equity securities charges	**1,212**	1,982	3,931
Pooled trust preferred securities	**1,406**	11,969	9,470
Auction rate securities	**292**	—	—
Total debt securities charges	**1,698**	11,969	9,470
Total other-than-temporary impairment charges	**$ 2,910**	$ 13,951	$ 13,401

The $1.2 million other-than-temporary impairment charge related to financial institutions stocks in 2011 was due to the severity and duration of the declines in fair values of certain bank stock holdings, in conjunction with management's evaluation of the near-term prospects of each specific issuer. As of December 31, 2011, after other-than-temporary impairment charges, the financial institution stock portfolio had an adjusted cost basis of $28.3 million and a fair value of $27.9 million.

The credit related other-than-temporary impairment charges for debt securities during 2011 included $1.4 million for investments in pooled trust preferred securities issued by financial institutions and $292,000 for investments in student loan auction rate securities, also known as auction rate certificates (ARCs). The credit related other-than-temporary impairment charges for debt securities were determined based on expected cash flows models.

The following table presents a summary of the cumulative credit related other-than-temporary impairment charges, recognized as components of earnings, for debt securities still held by the Corporation at December 31:

	2011	2010
	(in thousands)	
Balance of cumulative credit losses on debt securities, beginning of year	$ (27,560)	$ (15,612)
Additions for credit losses recorded which were not previously recognized as components of earnings	(1,698)	(11,969)
Reductions for securities sold	6,400	—
Reductions for increases in cash flows expected to be collected that are recognized over the remaining life of the security	77	21
Balance of cumulative credit losses on debt securities, end of year	$ (22,781)	$ (27,560)

The following table presents the gross unrealized losses and estimated fair values of investments, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2011:

	Less Than 12 months		12 Months or Longer		Total	
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
			(in thousands)			
U.S. Government sponsored agency securities	$ 208	$ (1)	$ 5,373	$ (14)	$ 5,581	$ (15)
Corporate debt securities	14,256	(757)	41,704	(13,771)	55,960	(14,528)
Collateralized mortgage obligations	179,484	(828)	—	—	179,484	(828)
Mortgage-backed securities	107,468	(415)	—	—	107,468	(415)
Auction rate securities	13,794	(403)	197,235	(15,358)	211,029	(15,761)
Total debt securities	315,210	(2,404)	244,312	(29,143)	559,522	(31,547)
Equity securities	13,181	(2,440)	1,393	(379)	14,574	(2,819)
	$ 328,391	$ (4,844)	$ 245,705	$ (29,522)	$ 574,096	$ (34,366)

The Corporation's mortgage-backed securities and collateralized mortgage obligations have contractual terms that generally do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because the decline in market value of these securities is attributable to changes in interest rates and not credit quality, and because the Corporation does not have the intent to sell and does not believe it will more likely than not be required to sell any of these securities prior to a recovery of their fair value to amortized cost, the Corporation does not consider those investments to be other-than-temporarily impaired as of December 31, 2011.

The unrealized holding losses on ARCs are attributable to liquidity issues resulting from the failure of periodic auctions. Fulton Financial Advisors (FFA), the investment management and trust division of the Corporation's Fulton Bank, N.A. subsidiary, held ARCs for some of its customers' accounts. FFA had previously purchased ARCs for customers as short-term investments with fair values that could be derived based on periodic auctions under normal market conditions. During 2008 and 2009, the Corporation purchased ARCs from customers due to the failure of these periodic auctions, which made these previously short-term investments illiquid.

During the year ended December 31, 2011, the Corporation recorded $292,000 of other-than-temporary impairment charges for two individual ARCs based on an expected cash flow model. As of December 31, 2011, after other-than-temporary impairment charges, the two other-than-temporarily impaired ARCs had a cost basis of $1.6 million and a fair value of $1.1 million. These other-than-temporarily impaired ARCs have principal payments supported by non-guaranteed private student loans, as opposed to federally guaranteed student loans. In addition, the student loans underlying these other-than-temporarily impaired ARCs had actual defaults of approximately 18%, resulting in an erosion of parity levels, or the ratio of total underlying ARC collateral to total bond values, to approximately 83% as of December 31, 2011.

As of December 31, 2011, approximately $177 million, or 79%, of the ARCs were rated above investment grade, with approximately $135 million, or 60%, AAA rated. Approximately $48 million, or 21%, of ARCs were either not rated or rated below investment grade by at least one ratings agency. Of this amount, approximately $28 million, or 59%, of the loans underlying these ARCs have principal payments which are guaranteed by the federal government. In total, approximately $202 million, or 90%, of the loans underlying the ARCs have principal payments which are guaranteed by the federal government. At December 31, 2011, all ARCs were current and making scheduled interest payments. Because the Corporation does not have the intent to sell and does not believe it will more likely than not be required to sell any of these securities prior to a recovery of their fair value to amortized cost, the Corporation does not consider these investments to be other-than-temporarily impaired as of December 31, 2011.

As noted above, for its investments in stocks of financial institutions, management evaluates the near-term prospects of the issuers in relation to the severity and duration of the impairment. Based on that evaluation and the Corporation's ability and intent to hold those investments for a reasonable period of time sufficient for a recovery of fair value, the Corporation does not consider those investments with unrealized holding losses as of December 31, 2011 to be other-than-temporarily impaired.

The majority of the Corporation's available for sale corporate debt securities are issued by financial institutions. The following table presents the amortized cost and estimated fair values of corporate debt securities as of December 31:

	2011		2010	
	Amortized Cost	**Estimated Fair Value**	Amortized Cost	Estimated Fair Value
	(in thousands)			
Single-issuer trust preferred securities	**$ 83,899**	**$ 74,365**	$ 91,257	$ 81,789
Subordinated debt	**40,184**	**41,296**	34,995	35,915
Pooled trust preferred securities	**6,236**	**5,109**	8,295	4,528
Corporate debt securities issued by financial institutions	**130,319**	**120,770**	134,547	122,232
Other corporate debt securities	**2,536**	**2,536**	2,554	2,554
Available for sale corporate debt securities	**$ 132,855**	**$ 123,306**	$ 137,101	$ 124,786

The Corporation's investments in single-issuer trust preferred securities had an unrealized loss of $9.5 million as of December 31, 2011. The Corporation did not record any other-than-temporary impairment charges for single-issuer trust preferred securities in 2011, 2010 or 2009. The Corporation held 12 single-issuer trust preferred securities that were rated below investment grade by at least one ratings agency, with an amortized cost of $41.1 million and an estimated fair value of $38.7 million as of December 31, 2011. The majority of the single-issuer trust preferred securities rated below investment grade were rated BB or Ba. Single-issuer trust preferred securities with an amortized cost of $8.3 million and an estimated fair value of $6.5 million as of December 31, 2011 were not rated by any ratings agency.

The Corporation held ten pooled trust preferred securities as of December 31, 2011. Nine of these securities, with an amortized cost of $5.8 million and an estimated fair value of $4.7 million, were rated below investment grade by at least one ratings agency, with ratings ranging from C to Ca. For each of the nine pooled trust preferred securities rated below investment grade, the class of securities held by the Corporation was below the most senior tranche, with the Corporation's interests being subordinate to other investors in the pool. The Corporation determines the fair value of pooled trust preferred securities based on quotes provided by third-party brokers.

The amortized cost of pooled trust preferred securities is the purchase price of the securities, net of cumulative credit related other-than-temporary impairment charges, determined using an expected cash flow model. The most significant input to the expected cash flow model is the expected payment deferral rate for each pooled trust preferred security. The Corporation evaluates the financial metrics, such as capital ratios and non-performing asset ratios, of the individual financial institution issuers that comprise each pooled trust preferred security to estimate its expected deferral rate. The actual weighted average cumulative defaults and deferrals as a percentage of original collateral were approximately 38% as of December 31, 2011. The discounted cash flow modeling for pooled trust preferred securities held by the Corporation as of December 31, 2011 assumed, on average, an additional 17% expected deferral rate.

Based on management's evaluations, corporate debt securities with a fair value of $123.3 million were not subject to any additional other-than-temporary impairment charges as of December 31, 2011. The Corporation does not have the intent to sell and does not believe it will more likely than not be required to sell any of these securities prior to a recovery of their fair value to amortized cost, which may be maturity.

NOTE D – LOANS AND ALLOWANCE FOR CREDIT LOSSES

Loans, net of unearned income

Loans, net of unearned income are summarized as follows as of December 31:

	2011	2010
	(in thousands)	
Real estate – commercial mortgage	**$ 4,602,596**	$ 4,375,980
Commercial – industrial, financial and agricultural	**3,639,368**	3,704,384
Real estate – home equity	**1,624,562**	1,641,777
Real estate – residential mortgage	**1,097,192**	995,990
Real estate – construction	**615,445**	801,185
Consumer	**318,101**	350,161
Leasing and other	**63,254**	61,017
Overdrafts	**15,446**	10,011
Loans, gross of unearned income	**11,975,964**	11,940,505
Unearned income	**(6,994)**	(7,198)
Loans, net of unearned income	**$ 11,968,970**	$ 11,933,307

The Corporation has extended credit to the officers and directors of the Corporation and to their associates. These related-party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectability. The aggregate dollar amount of these loans, including unadvanced commitments, was $167.4 million and $201.1 million as of December 31, 2011 and 2010, respectively. During 2011, additions totaled $29.5 million and repayments totaled $63.2 million.

The total portfolio of mortgage loans serviced by the Corporation for unrelated third parties was $3.9 billion and $3.4 billion as of December 31, 2011 and 2010, respectively.

Allowance for Credit Losses

Effective December 31, 2010, the Corporation adopted the provisions of FASB ASC Update 2010-20, "Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses," for period end disclosures related to the credit quality of loans. In 2011, the Corporation adopted certain additional disclosures requirements of ASC Update 2010-20 related to credit quality activity during a reporting period.

The development of the Corporation's allowance for credit losses is based first on a segmentation of its loan portfolio by general loan type, or "portfolio segments," as presented in the preceding table labeled "Loans, Net of Unearned Income." Certain portfolio segments are further disaggregated and evaluated for impairment based on "class segments," which are largely based on the type of collateral underlying each loan. For commercial loans, class segments include loans secured by collateral and unsecured loans. Construction loan class segments include loans secured by commercial real estate and loans secured by residential real estate. Consumer loan class segments are based on collateral types and include direct consumer installment loans and indirect automobile loans.

The following table presents the components of the allowance for credit losses as of December 31:

	2011	2010	2009
		(in thousands)	
Allowance for loan losses	**$ 256,471**	$ 274,271	$ 256,698
Reserve for unfunded lending commitments	**1,706**	1,227	855
Allowance for credit losses	**$ 258,177**	$ 275,498	$ 257,553

The following table presents the activity in the allowance for credit losses for the years ended December 31:

	2011	2010	2009
		(in thousands)	
Balance at beginning of year	$ 275,498	$ 257,553	$ 180,137
Loans charged off	(161,333)	(151,425)	(119,074)
Recoveries of loans previously charged off	9,012	9,370	6,470
Net loans charged off	(152,321)	(142,055)	(112,604)
Provision for credit losses	135,000	160,000	190,020
Balance at end of year	$ 258,177	$ 275,498	$ 257,553

The following table presents activity in the allowance for loan losses, by portfolio segment for the year ended December 31, 2011 and loans, net of unearned income and their related allowance for loan losses, by portfolio segment, as of December 31, 2011:

	Real Estate - Commercial Mortgage	Commercial - Industrial, Financial and Agricultural	Real Estate - Home Equity	Real Estate - Residential Mortgage	Real Estate - Construction	Consumer	Leasing and other and overdrafts	Unallocated (1)	Total
				(in thousands)					
Balance at January 1, 2011	$ 40,831	$ 101,436	$ 6,454	$ 17,425	$ 58,117	$ 4,669	$ 3,840	$ 41,499	$ 274,271
Loans charged off	(26,032)	(52,301)	(6,397)	(32,533)	(38,613)	(3,289)	(2,168)	—	(161,333)
Recoveries of loans previously charged off	1,967	2,521	63	325	1,746	1,368	1,022	—	9,012
Net loans charged off	(24,065)	(49,780)	(6,334)	(32,208)	(36,867)	(1,921)	(1,146)	—	(152,321)
Provision for loan losses (2)	45,463	36,628	9,031	29,873	33,587	2,411	647	(23,119)	134,521
Impact of change in allowance methodology	22,883	(13,388)	3,690	7,896	(24,771)	(3,076)	(944)	7,710	—
Provision for loan losses, including impact of change in allowance methodology	68,346	23,240	12,721	37,769	8,816	(665)	(297)	(15,409)	134,521
Balance at December 31, 2011	$ 85,112	$ 74,896	$ 12,841	$ 22,986	$ 30,066	$ 2,083	$ 2,397	$ 26,090	$ 256,471
Allowance for loan losses at December 31, 2011:									
Evaluated for impairment under FASB ASC Subtopic 450-20	$ 49,052	$ 46,471	$ 9,765	$ 6,691	$ 17,610	$ 1,855	$ 2,360	$ 26,090	$ 159,894
Evaluated for impairment under FASB ASC Section 310-10-35	36,060	28,425	3,076	16,295	12,456	228	37	N/A	96,577
	$ 85,112	$ 74,896	$ 12,841	$ 22,986	$ 30,066	$ 2,083	$ 2,397	$ 26,090	$ 256,471
Loans, net of unearned income at December 31, 2011:									
Evaluated for impairment under FASB ASC Subtopic 450-20	$ 4,476,262	$ 3,560,487	$ 1,619,069	$ 1,057,274	$ 553,106	$ 317,733	$ 71,650	N/A	$ 11,655,581
Evaluated for impairment under FASB ASC Section 310-10-35	126,334	78,881	5,493	39,918	62,339	368	56	N/A	313,389
	$ 4,602,596	$ 3,639,368	$ 1,624,562	$ 1,097,192	$ 615,445	$ 318,101	$ 71,706	N/A	$ 11,968,970
Allowance for loan losses at December 31, 2010:									
Evaluated for impairment under FASB ASC Subtopic 450-20	$ 22,836	$ 32,323	$ 6,454	$ 11,475	$ 35,247	$ 4,669	$ 3,840	$ 41,499	$ 158,343
Evaluated for impairment under FASB ASC Section 310-10-35	17,995	69,113	—	5,950	22,870	—	—	N/A	115,928
	$ 40,831	$ 101,436	$ 6,454	$ 17,425	$ 58,117	$ 4,669	$ 3,840	$ 41,499	$ 274,271
Loans, net of unearned income at December 31, 2010:									
Evaluated for impairment under FASB ASC Subtopic 450-20	$ 4,217,660	$ 3,469,775	$ 1,641,777	$ 956,260	$ 660,238	$ 350,161	$ 63,830	N/A	$ 11,359,701
Evaluated for impairment under FASB ASC Section 310-10-35	158,320	234,609	—	39,730	140,947	—	—	N/A	573,606
	$ 4,375,980	$ 3,704,384	$ 1,641,777	$ 995,990	$ 801,185	$ 350,161	$ 63,830	N/A	$ 11,933,307

(1) The Corporation's unallocated allowance, which was approximately 10% and 15% as of December 31, 2011 and December 31, 2010, respectively, was reasonable and appropriate as the estimates used in the allocation process are inherently imprecise.

(2) Provision for loan losses is net of a $479,000 decrease in provision applied to unfunded commitments for the year ended December 31, 2011. The total provision for credit losses, comprised of allocations for both funded and unfunded loans, was $135.0 million for the year ended December 31, 2011.

N/A – Not applicable.

In December 2011, the Corporation sold $34.7 million of non-performing residential mortgages and $152,000 of non-performing home equity loans to an investor. Below is a summary of the transaction (in thousands):

Recorded investment in loans sold	$	34,810
Proceeds from sale, net of selling expenses		17,420
Total charge-off	$	(17,390)
Existing allocation for credit losses on sold loans	$	(12,360)

Impaired Loans

The following table presents total impaired loans by class segment as of December 31:

	2011			Year ended December 31, 2011		2010		
	Unpaid Principal Balance	Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized (1)	Unpaid Principal Balance	Recorded Investment	Related Allowance
	(in thousands)							
With no related allowance recorded:								
Real estate - commercial mortgage	$ 54,445	$ 46,768	N/A	$ 44,486	$ 647	$ 68,583	$ 54,251	N/A
Commercial - secured	35,529	28,440	N/A	30,829	182	38,366	27,745	N/A
Commercial - unsecured	—	—	N/A	177	3	710	587	N/A
Real estate - home equity	199	199	N/A	80	—	—	—	N/A
Real estate - residential mortgage	—	—	N/A	4,242	43	21,598	21,212	N/A
Construction - commercial residential	62,822	31,233	N/A	24,770	195	69,624	32,354	N/A
Construction - commercial	3,604	3,298	N/A	2,989	22	5,637	2,125	N/A
	156,599	109,938		107,573	1,092	204,518	138,274	
With a related allowance recorded:								
Real estate - commercial mortgage	100,529	79,566	36,060	79,831	1,270	111,190	104,069	17,995
Commercial - secured	61,970	47,652	26,248	78,380	1,231	202,824	197,674	64,922
Commercial - unsecured	3,139	2,789	2,177	3,864	34	8,681	8,603	4,191
Real estate - home equity	5,294	5,294	3,076	1,952	—	—	—	—
Real estate - residential mortgage	39,918	39,918	16,295	53,610	1,458	18,518	18,518	5,950
Construction - commercial residential	41,176	25,632	11,287	47,529	457	110,465	103,826	22,155
Construction - commercial	3,221	1,049	506	1,090	17	2,642	2,642	715
Construction - other	1,127	1,127	663	1,100	1	—	—	—
Consumer - direct	368	368	228	189	2	—	—	—
Leasing and other and overdrafts	56	56	37	59	—	—	—	—
	256,798	203,451	96,577	267,604	4,470	454,320	435,332	115,928
Total	$ 413,397	$ 313,389	$ 96,577	$ 375,177	$ 5,562	$ 658,838	$ 573,606	$ 115,928

(1) Effective April 1, 2011, all impaired loans, excluding certain accruing TDRs, were non-accrual loans.
N/A – Not applicable.

The average recorded investment in impaired loans during 2010 and 2009 was approximately $772.3 million and $607.7 million, respectively.

The Corporation generally applies all payments received on non-accruing impaired loans to principal until such time as the principal is paid off, after which time any additional payments received are recognized as interest income. The Corporation recognized interest income of approximately $27.4 million and $26.5 million on impaired loans in 2010 and 2009, respectively.

Credit Quality Indicators and Non-performing Assets

The following table presents internal risk ratings for commercial loans, commercial mortgages and certain construction loans, by class segment:

	Pass		Special Mention		Substandard or Lower		Total	
	December 31, 2011	December 31, 2010	**December 31, 2011**	December 31, 2010	**December 31, 2011**	December 31, 2010	**December 31, 2011**	December 31, 2010
	(dollars in thousands)							
Real estate - commercial mortgage	**$ 4,099,103**	$ 3,776,714	**$ 160,935**	$ 306,926	**$ 342,558**	$ 292,340	**$ 4,602,596**	$ 4,375,980
Commercial - secured	**2,977,957**	2,903,184	**166,588**	244,927	**249,014**	323,187	**3,393,559**	3,471,298
Commercial -unsecured	**230,962**	211,298	**6,066**	14,177	**8,781**	7,611	**245,809**	233,086
Total commercial - industrial, financial and agricultural	**3,208,919**	3,114,482	**172,654**	259,104	**257,795**	330,798	**3,639,368**	3,704,384
Construction - commercial residential	**175,706**	251,159	**50,854**	84,774	**126,378**	156,966	**352,938**	492,899
Construction - commercial	**186,049**	222,357	**7,022**	10,221	**16,309**	11,859	**209,380**	244,437
Total real estate - construction (excluding Construction - other)	**361,755**	473,516	**57,876**	94,995	**142,687**	168,825	**562,318**	737,336
Total	**$ 7,669,777**	$ 7,364,712	**$ 391,465**	$ 661,025	**$ 743,040**	$ 791,963	**$ 8,804,282**	$ 8,817,700
% of Total	**87.1%**	83.5%	**4.5%**	7.5%	**8.4%**	9.0%	**100.0%**	100.0%

The following table presents a summary of delinquency status for home equity, residential mortgage, consumer, leasing and other and certain construction loans by class segment:

	Performing		Delinquent (1)		Non-performing (2)		Total	
	December 31, 2011	December 31, 2010	**December 31, 2011**	December 31, 2010	**December 31, 2011**	December 31, 2010	**December 31, 2011**	December 31, 2010
	(dollars in thousands)							
Real estate - home equity	**$ 1,601,722**	$ 1,619,684	**$ 11,633**	$ 11,905	**$ 11,207**	$ 10,188	**$ 1,624,562**	$ 1,641,777
Real estate - residential mortgage	**1,043,733**	909,247	**37,123**	36,331	**16,336**	50,412	**1,097,192**	995,990
Real estate - construction - other	**49,593**	60,956	**2,341**	—	**1,193**	2,893	**53,127**	63,849
Consumer - direct	**34,263**	45,942	**657**	935	**518**	212	**35,438**	47,089
Consumer - indirect	**151,112**	166,531	**2,437**	2,275	**183**	290	**153,732**	169,096
Consumer - other	**122,894**	129,911	**3,354**	2,413	**2,683**	1,652	**128,931**	133,976
Total consumer	**308,269**	342,384	**6,448**	5,623	**3,384**	2,154	**318,101**	350,161
Leasing and other and overdrafts	**70,550**	63,087	**1,049**	516	**107**	227	**71,706**	63,830
Total	**$ 3,073,867**	$ 2,995,358	**$ 58,594**	$ 54,375	**$ 32,227**	$ 65,874	**$ 3,164,688**	$ 3,115,607
% of Total	**97.1%**	96.2%	**1.9%**	1.7%	**1.0%**	2.1%	**100.0%**	100.0%

(1) Includes all accruing loans 30 days to 89 days past due.
(2) Includes all accruing loans 90 days or more past due and all non-accrual loans.

The following table presents non-performing assets as of December 31:

	2011	2010
	(in thousands)	
Non-accrual loans	**$ 257,761**	$ 280,688
Accruing loans greater than 90 days past due	**28,767**	48,084
Total non-performing loans	**286,528**	328,772
Other real estate owned	**30,803**	32,959
Total non-performing assets	**$ 317,331**	$ 361,731

The following table presents loans whose terms were modified under TDRs as of December 31:

	2011	2010
	(in thousands)	
Real estate – residential mortgage	$ 32,331	$ 37,826
Real estate – commercial mortgage	22,425	18,778
Real estate – construction	7,645	5,440
Commercial – industrial, financial and agricultural	3,581	5,502
Consumer	193	263
Total accruing TDRs	66,175	67,809
Non-accrual TDRs (1)	32,587	51,175
Total TDRs	$ 98,762	$ 118,984

(1) Included within non-accrual loans in the preceding table.

As of December 31, 2011 and 2010, there were $1.7 million and $1.6 million, respectively, of commitments to lend additional funds to borrowers whose loans were modified under TDRs.

The following table presents loans modified as TDRs during the year ended December 31, 2011 and classified as TDRs as of December 31, 2011, by class segment:

	Number of Loans	Recorded Investment
	(dollars in thousands)	
Real estate - commercial mortgage	20	$ 18,821
Construction - commercial residential	4	8,991
Real estate - residential mortgage	17	3,912
Commercial - secured	11	3,150
Commercial - unsecured	1	132
	53	$ 35,006

The following table presents loans modified during 2011, and classified as TDRs as of December 31, 2011, which had a payment default during the year ended December 31, 2011 , by class segment:

	Number of Loans	Recorded Investment
	(dollars in thousands)	
Real estate - commercial mortgage	12	$ 12,045
Construction - commercial residential	2	5,803
Real estate - residential mortgage	10	2,032
Commercial - secured	3	133
	27	$ 20,013

The following table presents past due status and non-accrual loans by portfolio segment and class segment:

	December 31, 2011							
	31-59 Days Past Due	60-89 Days Past Due	≥ 90 Days Past Due and Accruing	Non-accrual	Total ≥ 90 Days	Total Past Due	Current	Total
	(in thousands)							
Real estate - commercial mortgage	**$ 11,167**	**$ 14,437**	**$ 4,394**	**$ 109,412**	**$ 113,806**	**$ 139,410**	**$ 4,463,186**	**$ 4,602,596**
Commercial - secured	9,284	4,498	4,831	73,048	77,879	91,661	3,301,899	3,393,560
Commercial - unsecured	**671**	**515**	**409**	**2,656**	**3,065**	**4,251**	**241,557**	**245,808**
Total Commercial - industrial, financial and agricultural	9,955	5,013	5,240	75,704	80,944	95,912	3,543,456	3,639,368
Real estate - home equity	**7,439**	**4,194**	**5,714**	**5,493**	**11,207**	**22,840**	**1,601,722**	**1,624,562**
Real estate - residential mortgage	23,877	13,246	8,502	7,834	16,336	53,459	1,043,733	1,097,192
Construction - commercial residential	**2,372**	**4,824**	**1,656**	**53,420**	**55,076**	**62,272**	**290,665**	**352,937**
Construction - commercial	31	—	128	4,347	4,475	4,506	204,875	209,381
Construction - other	**2,341**	**—**	**66**	**1,127**	**1,193**	**3,534**	**49,593**	**53,127**
Total Real estate - construction	4,744	4,824	1,850	58,894	60,744	70,312	545,133	615,445
Consumer - direct	**455**	**202**	**150**	**368**	**518**	**1,175**	**34,263**	**35,438**
Consumer - indirect	1,997	440	183	—	183	2,620	151,112	153,732
Consumer - other	**2,251**	**1,103**	**2,683**	**—**	**2,683**	**6,037**	**122,894**	**128,931**
Total Consumer	4,703	1,745	3,016	368	3,384	9,832	308,269	318,101
Leasing and other and overdrafts	**925**	**124**	**51**	**56**	**107**	**1,156**	**70,550**	**71,706**
	$ 62,810	$ 43,583	$ 28,767	$ 257,761	$ 286,528	$ 392,921	$11,576,049	$11,968,970

	December 31, 2010							
	31-59 Days Past Due	60-89 Days Past Due	≥ 90 Days Past Due and Accruing	Non-accrual	Total ≥ 90 Days	Total Past Due	Current	Total
	(in thousands)							
Real estate - commercial mortgage	$ 15,898	$ 8,491	$ 6,744	$ 86,976	$ 93,720	$ 118,109	$ 4,257,871	$ 4,375,980
Commercial - secured	5,274	6,837	13,374	72,162	85,536	97,647	3,373,651	3,471,298
Commercial - unsecured	629	553	731	1,188	1,919	3,101	229,985	233,086
Total Commercial - industrial, financial and agricultural	5,903	7,390	14,105	73,350	87,455	100,748	3,603,636	3,704,384
Real estate - home equity	8,138	3,767	10,024	164	10,188	22,093	1,619,684	1,641,777
Real estate - residential mortgage	24,237	12,094	13,346	37,066	50,412	86,743	909,247	995,990
Construction - commercial residential	3,872	3,401	884	75,552	76,436	83,709	409,190	492,899
Construction - commercial	—	—	195	5,092	5,287	5,287	239,150	244,437
Construction - other	—	—	491	2,402	2,893	2,893	60,956	63,849
Total Real estate - construction	3,872	3,401	1,570	83,046	84,616	91,889	709,296	801,185
Consumer - direct	707	228	212	—	212	1,147	45,942	47,089
Consumer - indirect	1,916	359	290	—	290	2,565	166,531	169,096
Consumer - other	1,751	662	1,638	14	1,652	4,065	129,911	133,976
Total Consumer	4,374	1,249	2,140	14	2,154	7,777	342,384	350,161
Leasing and other and overdrafts	473	43	155	72	227	743	63,087	63,830
	$ 62,895	$ 36,435	$ 48,084	$ 280,688	$ 328,772	$ 428,102	$11,505,205	$11,933,307

NOTE E – PREMISES AND EQUIPMENT

The following is a summary of premises and equipment as of December 31:

	2011	2010
	(in thousands)	
Land	$ 37,669	$ 35,518
Buildings and improvements	258,653	249,026
Furniture and equipment	160,424	152,071
Construction in progress	12,064	11,927
	468,810	448,542
Less: Accumulated depreciation and amortization	(256,536)	(240,526)
	$ 212,274	$ 208,016

NOTE F – GOODWILL AND INTANGIBLE ASSETS

The following table summarizes the changes in goodwill:

	2011	2010	2009
		(in thousands)	
Balance at beginning of year	$ 535,518	$ 534,862	$ 534,385
Other goodwill additions, net	487	656	477
Balance at end of year	$ 536,005	$ 535,518	$ 534,862

The Corporation did not complete any acquisitions during the years ended December 31, 2011, 2010 and 2009. The other goodwill additions were primarily due to additional purchase price incurred for prior acquisitions as a result of contingencies being met, offset by tax benefits realized on the exercises of stock options assumed in acquisitions.

The Corporation tests for impairment by first allocating its goodwill and other assets and liabilities, as necessary, to defined reporting units, generally represented as its subsidiary banks. After this allocation is completed, a two-step valuation process is applied, as required by FASB ASC Topic 805. In Step 1, each reporting unit's fair value is determined based on three metrics: (1) a primary market approach, which measures fair value based on trading multiples of independent publicly traded financial institutions of comparable size and character to the reporting units, (2) a secondary market approach, which measures fair value based on acquisition multiples of publicly traded financial institutions of comparable size and character which were recently acquired, and (3) an income approach, which estimates fair value based on discounted cash flows. If the fair value of any reporting unit exceeds its adjusted net book value, no write-down of goodwill is necessary. If the fair value of any reporting unit is less than its adjusted net book value, a Step 2 valuation procedure is required to assess the proper carrying value of the goodwill allocated to that reporting unit. The valuation procedures applied in a Step 2 valuation are similar to those that would be performed upon an acquisition, with the Step 1 fair value representing a hypothetical reporting unit purchase price.

Based on its 2011 annual goodwill impairment test, the Corporation determined that its The Bank and The Columbia Bank (Columbia) reporting units failed the Step 1 impairment test. As a result of the Step 1 test, The Bank's adjusted net book value exceeded its fair value by approximately $82 million, or 31%, while Columbia's adjusted net book value exceeded its fair value by approximately $84 million, or 28%. The Corporation determined that no goodwill impairment charges were necessary in 2011, as these Step 1 shortfalls were offset by the implied fair value adjustments of The Bank's and Columbia's assets and liabilities determined in the Step 2 valuation procedures. The goodwill allocated to The Bank and Columbia at December 31, 2011 was $97.4 million and $112.6 million, respectively.

All of the Corporation's remaining reporting units passed the Step 1 goodwill impairment test, resulting in no goodwill impairment charges in 2011. Three reporting units, with total allocated goodwill of $77.6 million, had fair values that exceeded adjusted net book values by less than 5%. The remaining reporting units, with total allocated goodwill of $248.4 million, had fair values that exceeded net book values by approximately 18% in the aggregate.

Based on its 2010 annual goodwill impairment test, the Corporation determined that its The Bank and Columbia reporting units failed the Step 1 impairment test. As a result of the Step 1 test, The Bank's adjusted net book value exceeded its fair value by approximately $64 million, or 24%, while Columbia's adjusted net book value exceeded its fair value by approximately $78 million, or 26%. The Corporation determined that no goodwill impairment charges were necessary in 2010, as these Step 1 shortfalls were offset by the implied fair value adjustments of The Bank's and Columbia's assets and liabilities determined in the Step 2 valuation procedures.

Based on its 2009 annual goodwill impairment test, the Corporation determined that Columbia failed Step 1 of its impairment test, with its adjusted net book value exceeding fair value by approximately $37.0 million, or 14%. However, the Corporation determined that no goodwill impairment charge was necessary, as the Step 1 shortfall was offset by the implied fair value adjustments of Columbia's assets and liabilities determined in the Step 2 valuation procedures.

The estimated fair values of the Corporation's reporting units are subject to uncertainty, including future changes in the trading and acquisition multiples of comparable financial institutions and future operating results of reporting units which could differ significantly from the assumptions used in the discounted cash flow analysis under the income approach.

The following table summarizes intangible assets as of December 31:

	2011			2010		
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
			(in thousands)			
Amortizing:						
Core deposit	$ 50,279	$ (44,134)	$ 6,145	$ 50,279	$ (40,475)	$ 9,804
Other	11,403	(10,607)	796	11,878	(10,484)	1,394
Total amortizing	61,682	(54,741)	6,941	62,157	(50,959)	11,198
Non-amortizing	1,263	—	1,263	1,263	—	1,263
	$ 62,945	$ (54,741)	$ 8,204	$ 63,420	$ (50,959)	$ 12,461

Core deposit intangible assets are amortized using an accelerated method over the estimated remaining life of the acquired core deposits. As of December 31, 2011, these assets had a weighted average remaining life of approximately four years. Other amortizing intangible assets, consisting primarily of premiums paid on branch acquisitions in prior years that did not qualify for business combinations accounting under FASB ASC Topic 810, had a weighted average remaining life of three years. All other amortizing intangible assets had a weighted average remaining life of approximately five years. Amortization expense related to intangible assets totaled $4.3 million, $5.2 million and $5.7 million in 2011, 2010 and 2009, respectively.

Amortization expense for the next five years is expected to be as follows (in thousands):

Year	
2012	$ 3,008
2013	2,240
2014	1,340
2015	310
2016	43

NOTE G – MORTGAGE SERVICING RIGHTS

The following table summarizes the changes in MSRs, which are included in other assets on the consolidated balance sheets:

	2011	2010
	(in thousands)	
Amortized cost:		
Balance at beginning of year	$ 30,700	$ 23,498
Originations of mortgage servicing rights	9,884	12,240
Amortization expense	(5,918)	(5,038)
Balance at end of year	$ 34,666	$ 30,700
Valuation allowance:		
Balance at beginning of year	$ (1,550)	$ (1,000)
Additions	—	(550)
Balance at end of year	$ (1,550)	$ (1,550)
Net MSRs at end of year	$ 33,116	$ 29,150

MSRs represent the economic value of existing contractual rights to service mortgage loans that have been sold. Accordingly, actual and expected prepayments of the underlying mortgage loans can impact the value of MSRs.

The Corporation estimates the fair value of its MSRs by discounting the estimated cash flows from servicing income, net of expense, over the expected life of the underlying loans at a discount rate commensurate with the risk associated with these assets. Expected life is based on the contractual terms of the loans, as adjusted for prepayment projections for mortgage-backed securities with rates and terms comparable to the loans underlying the MSRs.

The Corporation determined that the estimated fair value of MSRs was $33.1 million as of December 31, 2011 and $29.2 million as of December 31, 2010. The estimated fair value of MSRs was equal to their book value, net of the valuation allowance, at December 31, 2011. Therefore, no further adjustment to the valuation allowance was necessary as of December 31, 2011.

Estimated MSR amortization expense for the next five years, based on balances as of December 31, 2011 and the expected remaining lives of the underlying loans, follows (in thousands):

Year	
2012	$ 7,356
2013	6,671
2014	5,904
2015	5,051
2016	4,103

NOTE H – DEPOSITS

Deposits consisted of the following as of December 31:

	2011	2010
	(in thousands)	
Noninterest-bearing demand	$ 2,588,034	$ 2,194,988
Interest-bearing demand	2,529,388	2,277,190
Savings and money market accounts	3,394,367	3,286,435
Time deposits	4,013,950	4,629,968
	$ 12,525,739	$ 12,388,581

Included in time deposits were certificates of deposit equal to or greater than $100,000 of $1.5 billion and $1.7 billion as of December 31, 2011 and 2010, respectively. The scheduled maturities of time deposits as of December 31, 2011 were as follows (in thousands):

Year	
2012	$ 2,610,438
2013	798,373
2014	277,693
2015	195,809
2016	69,710
Thereafter	61,927
	$ 4,013,950

NOTE I – SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings as of December 31, 2011, 2010 and 2009 and the related maximum amounts outstanding at the end of any month in each of the three years then ended are presented below. The securities underlying the repurchase agreements remain in available for sale investment securities.

	December 31			Maximum Outstanding		
	2011	2010	2009	**2011**	2010	2009
	(in thousands)					
Federal funds purchased	**$ 253,470**	$ 267,844	$ 378,068	**$ 381,093**	$ 506,567	$ 865,699
Customer repurchase agreements	**186,735**	204,800	259,458	**235,780**	279,414	274,546
Customer short-term promissory notes	**156,828**	201,433	231,414	**196,562**	243,637	347,401
Federal Reserve Bank borrowings	**—**	—	—	**—**	—	200,000
Other	**—**	—	—	**—**	—	5,215
	$ 597,033	$ 674,077	$ 868,940			

A combination of commercial real estate loans, commercial loans and securities are pledged to the Federal Reserve Bank of Philadelphia to provide access to Federal Reserve Bank Discount Window borrowings. As of December 31, 2011 and 2010, the Corporation had $1.7 billion and $1.5 billion, respectively, of collateralized borrowing availability at the Discount Window, and no outstanding borrowings.

The following table presents information related to customer repurchase agreements:

	2011	2010	2009
	(dollars in thousands)		
Amount outstanding as of December 31	**$ 186,735**	$ 204,800	$ 259,458
Weighted average interest rate at year end	**0.12%**	0.28%	0.42%
Average amount outstanding during the year	**$ 208,144**	$ 252,633	$ 254,662
Weighted average interest rate during the year	**0.13%**	0.31%	0.55%

FHLB advances and long-term debt included the following as of December 31:

	2011	2010
	(in thousands)	
FHLB advances	**$ 666,565**	$ 736,043
Subordinated debt	**200,000**	200,000
Junior subordinated deferrable interest debentures	**175,260**	185,570
Other long-term debt	**1,585**	1,430
Unamortized issuance costs	**(3,261)**	(3,593)
	$ 1,040,149	$ 1,119,450

Excluded from the preceding table is the Parent Company's revolving line of credit with its subsidiary banks. As of December 31, 2011 and 2010, there were no amounts outstanding under this line of credit. This line of credit is secured by equity securities and insurance investments and bears interest at the prime rate minus 1.50%. Although the line of credit and related interest would be eliminated in the consolidated financial statements, this borrowing arrangement is senior to the subordinated debt and the junior subordinated deferrable interest debentures.

FHLB advances mature through March 2027 and carry a weighted average interest rate of 4.14%. As of December 31, 2011, the Corporation had an additional borrowing capacity of approximately $970 million with the FHLB. Advances from the FHLB are secured by FHLB stock, qualifying residential mortgages, investments and other assets.

The following table summarizes the scheduled maturities of FHLB advances and long-term debt as of December 31, 2011 (in thousands):

Year		
2012	$	126,852
2013		5,467
2014		6,006
2015		150,855
2016		236,391
Thereafter		514,578
	$	1,040,149

In May 2007, the Corporation issued $100 million of ten-year subordinated notes, which mature on May 1, 2017 and carry a fixed rate of 5.75% and an effective rate of approximately 5.96% as a result of issuance costs. Interest is paid semi-annually in May and November of each year. In March 2005, the Corporation issued $100 million of ten-year subordinated notes, which mature April 1, 2015 and carry a fixed rate of 5.35% and an effective rate of approximately 5.49% as a result of issuance costs. Interest is paid semi-annually in October and April of each year.

The Parent Company owns all of the common stock of five subsidiary trusts, which have issued Trust Preferred Securities in conjunction with the Parent Company issuing junior subordinated deferrable interest debentures to the trusts. The Trust Preferred Securities are redeemable on specified dates, or earlier if the deduction of interest for federal income taxes is prohibited, the Trust Preferred Securities no longer qualify as Tier I regulatory capital, or if certain other events arise.

The following table provides details of the debentures as of December 31, 2011 (dollars in thousands):

Debentures Issued to	Fixed/ Variable	Interest Rate	Amount	Maturity	Callable	Callable Price
SVB Eagle Statutory Trust I	Variable	3.73%	$ 4,124	07/31/31	(1)	100.0
Columbia Bancorp Statutory Trust	Variable	3.23%	6,186	06/30/34	03/31/12	100.0
Columbia Bancorp Statutory Trust II	Variable	2.44%	4,124	03/15/35	03/15/12	100.0
Columbia Bancorp Statutory Trust III	Variable	2.32%	6,186	06/15/35	03/15/12	100.0
Fulton Capital Trust I	Fixed	6.29%	154,640	02/01/36	N/A	N/A
			$ 175,260			

(1) Redeemed on January 31, 2012.
N/A – Not applicable.

NOTE J – REGULATORY MATTERS

Regulatory Capital Requirements

The Corporation's subsidiary banks are subject to various regulatory capital requirements administered by banking regulators. Failure to meet minimum capital requirements can initiate certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the subsidiary banks must meet specific capital guidelines that involve quantitative measures of the subsidiary banks' assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The subsidiary banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the subsidiary banks to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets (as defined in the regulations). Management believes, as of December 31, 2011, that all of its bank subsidiaries meet the capital adequacy requirements to which they were subject.

As of December 31, 2011, the Corporation's four significant subsidiaries, Fulton Bank, N.A., Fulton Bank of New Jersey, The Columbia Bank and Lafayette Ambassador Bank, were well capitalized under the regulatory framework for prompt corrective action based on their capital ratio calculations. As of December 31, 2010, the Corporation's five significant subsidiaries, Fulton Bank, N.A., The Bank, The Columbia Bank, Skylands Community Bank and Lafayette Ambassador Bank, were well capitalized under the regulatory framework for prompt corrective action based on their capital ratio calculations. To be categorized as well capitalized, these banks must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since December 31, 2011 that management believes have changed the institutions' categories.

The following tables present the total risk-based, Tier I risk-based and Tier I leverage requirements for the Corporation and its significant subsidiaries with total assets in excess of $1 billion.

	Actual		For Capital Adequacy Purposes		Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(dollars in thousands)			
As of December 31, 2011						
Total Capital (to Risk-Weighted Assets):						
Corporation	$ 1,933,278	15.2%	$ 1,018,865	8.0%	N/A	N/A
Fulton Bank, N.A.	994,683	13.2	604,259	8.0	755,324	10.0%
Fulton Bank of New Jersey	327,356	13.0	201,381	8.0	251,726	10.0
The Columbia Bank	219,432	15.5	113,478	8.0	141,848	10.0
Lafayette Ambassador Bank	143,113	13.0	88,408	8.0	110,510	10.0
Tier I Capital (to Risk-Weighted Assets):						
Corporation	$ 1,612,859	12.7%	$ 509,432	4.0%	N/A	N/A
Fulton Bank, N.A.	856,464	11.3	302,130	4.0	453,194	6.0%
Fulton Bank of New Jersey	284,334	11.3	100,690	4.0	151,036	6.0
The Columbia Bank	201,564	14.2	56,739	4.0	85,109	6.0
Lafayette Ambassador Bank	125,951	11.4	44,204	4.0	66,306	6.0
Tier I Capital (to Average Assets):						
Corporation	$ 1,612,859	10.3%	$ 626,546	4.0%	N/A	N/A
Fulton Bank, N.A.	856,464	9.8	348,385	4.0	435,481	5.0%
Fulton Bank of New Jersey	284,334	8.7	131,221	4.0	164,027	5.0
The Columbia Bank	201,564	10.6	75,918	4.0	94,897	5.0
Lafayette Ambassador Bank	125,951	8.9	56,634	4.0	70,793	5.0

	Actual		For Capital Adequacy Purposes		Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(dollars in thousands)			
As of December 31, 2010						
Total Capital (to Risk-Weighted Assets):						
Corporation	$ 1,814,972	14.2%	$ 1,019,610	8.0%	N/A	N/A
Fulton Bank, N.A.	948,943	12.7	598,952	8.0	748,690	10.0%
The Bank	210,381	13.4	125,643	8.0	157,054	10.0
The Columbia Bank	219,163	14.7	119,191	8.0	148,988	10.0
Skylands Community Bank	119,100	12.0	79,605	8.0	99,506	10.0
Lafayette Ambassador Bank	133,214	12.7	84,155	8.0	105,194	10.0
Tier I Capital (to Risk-Weighted Assets):						
Corporation	$ 1,473,123	11.6%	$ 509,805	4.0%	N/A	N/A
Fulton Bank, N.A.	796,658	10.6	299,476	4.0	449,214	6.0%
The Bank	180,780	11.5	62,822	4.0	94,233	6.0
The Columbia Bank	200,319	13.4	59,595	4.0	89,393	6.0
Skylands Community Bank	101,834	10.2	39,802	4.0	59,704	6.0
Lafayette Ambassador Bank	115,360	11.0	42,077	4.0	63,116	6.0
Tier I Capital (to Average Assets):						
Corporation	$ 1,473,123	9.4%	$ 628,611	4.0%	N/A	N/A
Fulton Bank, N.A.	796,658	9.2	347,140	4.0	433,924	5.0%
The Bank	180,780	8.8	82,348	4.0	102,935	5.0
The Columbia Bank	200,319	10.0	79,937	4.0	99,922	5.0
Skylands Community Bank	101,834	7.3	41,774	3.0	69,623	5.0
Lafayette Ambassador Bank	115,360	8.3	55,395	4.0	69,224	5.0

N/A – Not applicable as "well-capitalized" applies to banks only.

Dividend and Loan Limitations

The dividends that may be paid by subsidiary banks to the Parent Company are subject to certain legal and regulatory limitations. Dividend limitations vary, depending on the subsidiary bank's charter and whether or not it is a member of the Federal Reserve System. Generally, subsidiaries are prohibited from paying dividends when doing so would cause them to fall below the regulatory minimum capital levels. Additionally, limits exist on paying dividends in excess of net income for specified periods. The total amount available for payment of dividends by subsidiary banks was approximately $278 million as of December 31, 2011, based on the subsidiary banks maintaining enough capital to be considered well capitalized, as defined above.

Under current Federal Reserve regulations, the subsidiary banks are limited in the amount they may loan to their affiliates, including the Parent Company. Loans to a single affiliate may not exceed 10%, and the aggregate of loans to all affiliates may not exceed 20% of each bank subsidiary's regulatory capital.

NOTE K – INCOME TAXES

The components of the provision for income taxes are as follows:

	2011	2010	2009
		(in thousands)	
Current tax expense (benefit):			
Federal	**$ 40,141**	$ 38,333	$ 36,162
State	**6,319**	532	(322)
	46,460	38,865	35,840
Deferred tax expense (benefit):			
Federal	**8,662**	5,544	(20,432)
State	**(4,284)**	—	—
	4,378	5,544	(20,432)
Income tax expense	**$ 50,838**	$ 44,409	$ 15,408

The differences between the effective income tax rate and the federal statutory income tax rate are as follows:

	2011	2010	2009
Statutory tax rate	**35.0%**	35.0%	35.0%
Effect of tax-exempt income	**(5.3)**	(5.8)	(11.2)
Effect of low income housing investments	**(4.3)**	(3.3)	(5.3)
Bank-owned life insurance	**(0.6)**	(0.6)	(1.2)
State income taxes, net of Federal benefit	**(4.0)**	—	(0.7)
Valuation allowance	**4.6**	0.2	0.5
Other, net	**0.5**	0.2	0.1
Effective income tax rate	**25.9%**	25.7%	17.2%

The net deferred tax asset recorded by the Corporation is included in other assets and consists of the following tax effects of temporary differences as of December 31:

	2011	2010
	(in thousands)	
Deferred tax assets:		
Allowance for credit losses	$ 95,788	$ 96,408
Other-than-temporary impairment of investments	15,490	17,482
State loss carryforwards	12,405	8,232
Postretirement and defined benefit plans	11,527	5,588
Other accrued expenses	10,415	13,075
Deferred compensation	9,568	9,553
Other	16,262	7,476
Total gross deferred tax assets	171,455	157,814
Deferred tax liabilities:		
Unrealized holding gains on securities available for sale	14,025	10,769
Mortgage servicing rights	11,776	10,745
Direct leasing	7,561	5,048
Premises and equipment	6,919	7,557
Acquisition premiums/discounts	6,174	5,069
Other	5,885	7,358
Total gross deferred tax liabilities	52,340	46,546
Net deferred tax asset before valuation allowance	119,115	111,268
Valuation allowance	(17,321)	(8,232)
Net deferred tax asset	$ 101,794	$ 103,036

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and/or capital gain income during periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies, such as those that may be implemented to generate capital gains, in making this assessment.

The valuation allowance relates to state deferred tax assets and net operating loss carryforwards for which realizability is uncertain. In 2011, state deferred tax assets for temporary differences and net operating losses totaling approximately $18.0 million ($11.7 million net of federal effect) were recognized due to changes in tax regulations. Valuation allowances totaling approximately $13.7 million ($8.9 million net of federal effect) were recorded for the portion of these deferred tax assets that are not considered realizable, based on estimates of future state taxable income.

As of December 31, 2011 and 2010, the Corporation had state net operating loss carryforwards of approximately $441 million and $452 million, respectively, which are available to offset future state taxable income, and expire at various dates through 2031.

The Corporation has $14.9 million of deferred tax assets resulting from other-than-temporary impairment losses on investment securities, which would be characterized as capital losses for tax purposes. If realized, the income tax benefits of these potential capital losses can only be recognized for tax purposes to the extent of capital gains generated during carryback and carryforward periods. The Corporation has the ability to generate sufficient offsetting capital gains in future periods through the execution of certain tax planning strategies, which may include the sale and leaseback of some or all of its branch and office properties.

Based on projections for future taxable income and capital gains over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Corporation will realize the benefits of its deferred tax assets, net of the valuation allowance, as of December 31, 2011.

Uncertain Tax Positions

The following summarizes the changes in unrecognized tax benefits (in thousands):

	2011	2010
	(in thousands)	
Balance at beginning of year	$ 4,083	$ 4,481
Prior period tax positions	4,492	—
Current period tax positions	1,958	582
Lapse of statute of limitations	(1,095)	(980)
Balance at end of year	$ 9,438	$ 4,083

Virtually all of the Corporation's unrecognized tax benefits are for positions that are taken on an annual basis on state tax returns. Increases to unrecognized tax benefits will occur as a result of accruing for the nonrecognition of the position for the current year. Decreases will occur as a result of the lapsing of the statute of limitations for the oldest outstanding year which includes the position. These offsetting increases and decreases are likely to continue in the future, including over the next twelve months. While the net effect on total unrecognized tax benefits during this period cannot be reasonably estimated, approximately $1.2 million is expected to reverse in 2012 due to lapsing of the statute of limitations.

The 2011 increase for prior period tax positions resulted from the aforementioned changes in tax regulations, which impacted the amount of positions taken in prior years that will ultimately be recognized. The Corporation expects to settle a portion of its uncertain tax positions with the taxing authorities during the next twelve months for approximately $8.0 million ($5.7 million including interest and penalties, and net of federal tax benefit).

Recognition and measurement of tax positions is based on management's evaluations of relevant tax code and appropriate industry information about audit proceedings for comparable positions at other organizations.

As of December 31, 2011, if recognized, all of the Corporation's unrecognized tax benefits would impact the effective tax rate. Not included in the table above is $3.6 million of federal tax expense on unrecognized state tax benefits which, if recognized, would also impact the effective tax rate. Interest accrued related to unrecognized tax benefits is recorded as a component of income tax expense. Penalties, if incurred, would also be recognized in income tax expense. The Corporation recognized approximately $563,000 of interest and penalty expense, net of reversals, in income tax expense related to unrecognized tax positions in 2011. The Corporation recognized a net benefit of approximately $25,000 and $86,000 for interest and penalties in income tax expense related to unrecognized tax positions in 2010 and 2009, respectively, as a result of reversals exceeding current period expenses. As of December 31, 2011 and 2010, total accrued interest and penalties related to unrecognized tax positions were approximately $1.4 million and $819,000, respectively.

The Corporation and its subsidiaries file income tax returns in the federal jurisdiction and various states. In most cases, unrecognized tax benefits are related to tax years that remain subject to examination by the relevant taxable authorities. With few exceptions, the Corporation is no longer subject to federal, state and local examinations by tax authorities for years before 2008.

NOTE L – EMPLOYEE BENEFIT PLANS

The following summarizes the Corporation's expense under its retirement plans for the years ended December 31:

	2011	2010	2009
		(in thousands)	
Fulton Financial Corporation 401(k) Retirement Plan	$ 11,271	$ 11,378	$ 11,118
Pension Plan	413	742	1,674
	$ 11,684	$ 12,120	$ 12,792

Fulton Financial Corporation 401(k) Retirement Plan – A defined contribution plan that includes two contribution features:

- Employer Profit Sharing – elective contributions based on a formula providing for an amount not to exceed 5% of each eligible employee's covered compensation. During an eligible employee's first five years of employment, employer contributions vest over a five-year graded vesting schedule. Employees hired after July 1, 2007 are not eligible for this contribution.

- 401(k) Contributions – eligible employees may defer a portion of their pre-tax covered compensation on an annual basis, with employer matches of up to 5% of employee contributions. Employee and employer contributions under these features are 100% vested.

Defined Benefit Pension Plan – Contributions to the Corporation's defined benefit pension plan (Pension Plan) are actuarially determined and funded annually, if necessary. Effective January 1, 2008, the Pension Plan was curtailed.

The Corporation recognizes the funded status of its Pension Plan and postretirement benefits plan on the consolidated balance sheets and recognizes the changes in that funded status through other comprehensive income. See the heading "Postretirement Benefits" below for a description of the Corporation's postretirement benefits plan.

Pension Plan

The net periodic pension cost for the Pension Plan, as determined by consulting actuaries, consisted of the following components for the years ended December 31:

	2011	2010	2009
		(in thousands)	
Service cost (1)	**$ 60**	$ 104	$ 153
Interest cost	**3,412**	3,367	3,282
Expected return on assets	**(3,348)**	(3,206)	(2,809)
Net amortization and deferral	**289**	477	1,048
Net periodic pension cost	**$ 413**	$ 742	$ 1,674

(1) Pension plan service cost for all years presented was related to administrative costs associated with the plan and not due to the accrual of additional participant benefits.

The following table summarizes the changes in the projected benefit obligation and fair value of plan assets for the plan year ended December 31:

	2011	2010
	(in thousands)	
Projected benefit obligation, beginning of year	**$ 63,460**	$ 61,997
Service cost	**60**	104
Interest cost	**3,412**	3,367
Benefit payments	**(2,309)**	(2,490)
Change due to change in assumptions	**12,652**	112
Experience (gain) loss	**(220)**	370
Projected benefit obligation, end of year	**$ 77,055**	$ 63,460
Fair value of plan assets, beginning of year	**$ 57,011**	$ 54,597
Actual return on assets	**400**	4,904
Benefit payments	**(2,309)**	(2,490)
Fair value of plan assets, end of year	**$ 55,102**	$ 57,011

The funded status of the Pension Plan, included in other liabilities on the consolidated balance sheets as of December 31, 2011 and 2010 was as follows:

	2011	2010
	(in thousands)	
Projected benefit obligation (1)	**$ (77,055)**	$ (63,460)
Fair value of plan assets	**55,102**	57,011
Funded status	**$ (21,953)**	$ (6,449)

(1) As a result of the Pension Plan's curtailment, the accumulated benefit obligation is equal to the projected benefit obligation as of December 31, 2011 and 2010.

The following table summarizes the changes in the unrecognized net loss recognized as a component of accumulated other comprehensive loss:

	Unrecognized Net Loss	
	Gross of tax	Net of tax
	(in thousands)	
Balance as of January 1, 2010	$ 11,116	$ 7,225
Recognized as a component of 2010 periodic pension cost	(477)	(310)
Unrecognized gains arising in 2010	(1,214)	(789)
Balance as of December 31, 2010	9,425	6,126
Recognized as a component of 2011 periodic pension cost	(289)	(188)
Unrecognized losses arising in 2011	15,377	9,995
Balance as of December 31, 2011	$ 24,513	$ 15,933

The total amount of unrecognized net loss that will be amortized as a component of net periodic pension cost in 2012 is expected to be $1.7 million.

The following rates were used to calculate net periodic pension cost and the present value of benefit obligations as of December 31:

	2011	2010	2009
Discount rate-projected benefit obligation	**4.25%**	5.50%	5.50%
Expected long-term rate of return on plan assets	**6.00%**	6.00%	6.00%

As of December 31, 2011 and December 31, 2010, the discount rate used to calculate the present value of benefit obligations was determined using the Citigroup Average Life discount rate table, rounded to the nearest 0.25%. As of December 31, 2009, the discount rate used to calculate the present value of benefit obligations was determined using published long-term AA corporate bond rates as of the measurement date, rounded to the nearest 0.25%. The change to the Citigroup Average Life discount rate table in 2010 resulted in a pension discount yield curve that more closely matched the Pension Plan's expected benefit payments.

The 6.00% long-term rate of return on plan assets used to calculate the net periodic pension cost was based on historical returns, adjusted for expectations of long-term asset returns based on the December 31, 2011 weighted average asset allocations. The expected long-term return is considered to be appropriate based on the asset mix and the historical returns realized.

The following table presents a summary of the fair values of the Pension Plan's assets as of December 31:

	2011		2010	
	Estimated Fair Value	**% of Total Assets**	Estimated Fair Value	% of Total Assets
	(dollars in thousands)			
Equity mutual funds	**$ 9,706**		$ 14,362	
Equity common trust funds	**6,002**		15,365	
Equity securities	**15,708**	**28.5%**	29,727	52.1%
Cash and money market funds	**8,115**		2,482	
Fixed income mutual funds	**7,983**		11,668	
Corporate debt securities	**6,813**		6,194	
U.S. Government agency securities	**5,716**		6,940	
Fixed income securities and cash	**28,627**	**52.0%**	27,284	47.9%
Other alternative investment mutual funds	**10,767**	**19.5%**	—	—%
	$ 55,102	**100.0%**	$ 57,011	100.0%

Investment allocation decisions are made by a retirement plan committee, which meets periodically. During 2011, the investment allocation strategy was revised to reduce risk and to match certain benefit obligations with maturities of fixed income securities. Pension Plan assets are invested with a conservative growth objective, with target asset allocations of approximately 25% in equities, 55% in fixed income securities and cash and 20% in alternative investments. Alternative investments may include managed futures, commodities, real estate investment trusts, master limited partnerships, long-short strategies with traditional stocks and bonds. All alternative investments are in the form of mutual funds, not individual contracts, to enable daily liquidity.

Prior to 2011, Pension Plan assets were invested with a balanced growth objective, with target asset allocations of approximately 55% for equity securities and approximately 45% percent for fixed income securities and cash.

The fair values for all assets held by the Pension Plan, excluding equity common trust funds, are based on quoted prices for identical instruments and would be categorized as Level 1 assets under FASB ASC Topic 810. Equity common trust funds would be categorized as Level 2 assets under FASB ASC Topic 810.

Estimated future benefit payments are as follows (in thousands):

Year	
2012	$ 2,341
2013	2,476
2014	2,602
2015	2,844
2016	3,090
2017 – 2021	19,757
	$ 33,110

Postretirement Benefits

The Corporation currently provides medical benefits and life insurance benefits under a postretirement benefits plan (Postretirement Plan) to certain retired full-time employees who were employees of the Corporation prior to January 1, 1998. Certain full-time employees may become eligible for these discretionary benefits if they reach retirement age while working for the Corporation. Early retirees receive no benefits for the time between their retirement date to the date they attain age 65. Benefits are based on a graduated scale for years of service after attaining the age of 40.

The components of the expense for postretirement benefits other than pensions are as follows:

	2011	2010	2009
		(in thousands)	
Service cost	**$ 201**	$ 190	$ 211
Interest cost	**428**	441	485
Expected return on plan assets	**(3)**	(3)	(4)
Net amortization and deferral	**(363)**	(363)	(325)
Net postretirement benefit cost	**$ 263**	$ 265	$ 367

The following table summarizes the changes in the accumulated postretirement benefit obligation and fair value of plan assets for the years ended December 31:

	2011	2010
	(in thousands)	
Accumulated postretirement benefit obligation, beginning of year	**$ 8,345**	$ 9,132
Service cost	**201**	190
Interest cost	**428**	441
Benefit payments	**(363)**	(406)
Experience loss	**(305)**	(796)
Change due to change in assumptions	**1,345**	(216)
Accumulated postretirement benefit obligation, end of year	**$ 9,651**	$ 8,345
Fair value of plan assets, beginning of year	**$ 105**	$ 110
Employer contributions	**333**	401
Actual return on assets	**—**	—
Benefit payments	**(363)**	(406)
Fair value of plan assets, end of year	**$ 75**	$ 105

The funded status of the Postretirement Plan, included in other liabilities on the consolidated balance sheets as of December 31, 2011 and 2010 was as follows:

	2011	2010
	(in thousands)	
Accumulated postretirement benefit obligation	$ (9,651)	$ (8,345)
Fair value of plan assets	75	105
Funded status	$ (9,576)	$ (8,240)

The following table summarizes the changes in items recognized as a component of accumulated other comprehensive loss:

	Gross of tax			
	Unrecognized Prior Service Cost	Unrecognized Net Loss (Gain)	Total	Net of tax
		(in thousands)		
Balance as of January 1, 2010	$ (2,936)	$ 963	$ (1,973)	$ (1,283)
Recognized as a component of 2010 postretirement benefit cost	363	—	363	236
Unrecognized gains arising in 2010	—	(1,023)	(1,023)	(665)
Balance as of December 31, 2010	(2,573)	(60)	(2,633)	(1,712)
Recognized as a component of 2011 postretirement benefit cost	363	—	363	236
Unrecognized losses arising in 2011	—	1,042	1,042	677
Balance as of December 31, 2011	$ (2,210)	$ 982	$ (1,228)	$ (799)

The total amount of unrecognized prior service cost and unrecognized net loss that will be recognized as a reduction to net periodic postretirement cost in 2012 is expected to be $363,000 and $2,000, respectively.

For measuring the postretirement benefit obligation, the annual increase in the per capita cost of health care benefits was assumed to be 8% in year one, declining to an ultimate rate of 5.5% by year five. This health care cost trend rate has a significant impact on the amounts reported. Assuming a 1.0% increase in the health care cost trend rate above the assumed annual increase, the accumulated postretirement benefit obligation would increase by approximately $1.2 million and the current period expense would increase by approximately $91,000. Conversely, a 1.0% decrease in the health care cost trend rate would decrease the accumulated postretirement benefit obligation by approximately $1.0 million and the current period expense by approximately $74,000.

The following rates were used to calculate net periodic postretirement benefit cost and the present value of benefit obligations as of December 31:

	2011	2010	2009
Discount rate-projected benefit obligation	4.25%	5.50%	5.50%
Expected long-term rate of return on plan assets	3.00%	3.00%	3.00%

As of December 31, 2011 and December 31, 2010, the discount rate used to calculate the accumulated postretirement benefit obligation was determined using the Citigroup Average Life discount rate table, rounded to the nearest 0.25%. As of December 31, 2009, the discount rate used in determining the accumulated postretirement benefit obligation was determined using published long-term AA corporate bond rates as of the measurement date, rounded to the nearest 0.25%. The change to the Citigroup Average Life discount rate table in 2010 resulted in a postretirement discount yield curve that more closely matched the Postretirement Plan's expected benefit payments.

Estimated future benefit payments are as follows (in thousands):

Year	
2012	$ 483
2013	483
2014	478
2015	498
2016	517
2017 – 2021	2,772
	$ 5,231

NOTE M – SHAREHOLDERS' EQUITY AND STOCK-BASED COMPENSATION PLANS

Accumulated Other Comprehensive Income (Loss)

The following table presents changes in accumulated other comprehensive income (loss):

	2011	2010	2009
		(in thousands)	
Balance at beginning of year	**$ 12,495**	$ 7,458	$ (17,907)
Cumulative effect of FSP FAS 115-2 and FAS 124-2 adoption (net of a $3.4 million tax effect)	—	—	(6,298)
Other comprehensive loss (income):			
Unrealized gain on securities (net of a $4.7 million, $2.2 million and $15.9 million tax effect in 2011, 2010 and 2009, respectively)	**8,768**	3,994	29,550
Non-credit related unrealized gain (loss) on other-than-temporarily impaired debt securities (net of a $129,000, $89,000 and $1.8 million tax effect in 2011, 2010 and 2009, respectively)	**240**	(166)	(3,385)
Amortization of unrealized gain on derivative financial instruments (net of a $73,000 tax effect in 2011, 2010 and 2009) (1)	**136**	136	136
Reclassification adjustment for securities gains included in net income (net of a $1.6 million, $245,000 and $378,000 tax expense in 2011, 2010 and 2009, respectively)	**(2,964)**	(455)	(701)
Unrecognized pension and postretirement (costs) income (net of a $5.7 million, $783,000 and $3.0 million tax effect in 2011, 2010 and 2009, respectively)	**(10,672)**	1,454	5,592
(Accretion) amortization of unrecognized pension and postretirement costs (net of a $26,000, $40,000 and $253,000 tax benefit in 2011, 2010 and 2009, respectively)	**(48)**	74	471
Other comprehensive (loss) income	**(4,540)**	5,037	31,663
Balance at end of year	**$ 7,955**	$ 12,495	$ 7,458

(1) Amounts represent the amortization of the effective portions of losses on forward-starting interest rate swaps, designated as cash flow hedges and entered into in prior years in connection with the issuance of fixed-rate debt. The total amount recorded as a reduction to accumulated other comprehensive income upon settlement of these derivatives is being amortized to interest expense over the life of the related securities using the effective interest method. The amount of net losses in accumulated other comprehensive loss that will be reclassified into earnings during the next 12 months is expected to be approximately $136,000.

Stock-based Compensation Plans

The following table presents compensation expense and related tax benefits for equity awards recognized in the consolidated statements of operations:

	2011	2010	2009
		(in thousands)	
Compensation expense	**$ 4,249**	$ 1,996	$ 1,781
Tax benefit	**(1,192)**	(456)	(241)
Stock-based compensation, net of tax	**$ 3,057**	$ 1,540	$ 1,540

The tax benefit shown in the preceding table is less than the benefit that would be calculated using the Corporation's 35% statutory federal tax rate. Tax benefits are only recognized over the vesting period for awards that ordinarily will generate a tax deduction when exercised, in the case of non-qualified stock options, or upon vesting, in the case of restricted stock. The Corporation granted 1,000 and 42,000 non-qualified stock options in 2011 and 2009, respectively. The Corporation did not grant any non-qualified stock options in 2010.

The following table presents compensation expense and related tax benefits for restricted stock awards recognized in the consolidated statements of operations, and included as a component of total stock-based compensation within the preceding table:

	2011	2010	2009
		(in thousands)	
Compensation expense	$ 3,194	$ 1,172	$ 458
Tax benefit	(1,119)	(412)	(164)
Restricted stock compensation, net of tax	$ 2,075	$ 760	$ 294

Stock option fair values are estimated through the use of the Black-Scholes valuation methodology as of the date of grant, and carry terms of up to ten years. Restricted stock fair values are equal to the average trading price of the Corporation's stock on the date of grant. Restricted stock awards earn dividends during the vesting period, which are forfeitable if the awards do not vest. Certain events as defined in the Employee Option Plan and the Directors' Plan result in the acceleration of the vesting of both stock options and restricted stock.

Stock options and restricted stock awarded under the Employee Option Plan have historically been granted annually on July 1 and become fully vested over or after a three-year vesting period. As of December 31, 2011, the Employee Option Plan had 12.4 million shares reserved for future grants through 2013.

On July 1, 2011, the Corporation granted approximately 11,000 shares of restricted stock to non-employee directors of the holding company under its Directors' Plan that become fully vested after one year. As of December 31, 2011, the Directors' Plan had 489,000 shares reserved for future grants through 2021.

In connection with the Corporation's participation in the U.S. Treasury Department's (UST) Capital Purchase Program (CPP), the 2010 restricted stock shares granted to certain key employees are subject to the requirements and limitations contained in the Emergency Economic Stabilization Act of 2008 (EESA), as amended, and related regulations. Among other things, restricted stock grants to these key employees may not fully vest until the longer of: two years after the date of grant, or the Corporation's participation in the CPP ends. The Corporation's participation in the CPP ended on July 14, 2010. None of the key employees who received 2010 restricted stock grants subject to the CPP vesting restrictions received 2010 stock option awards.

The following table provides information about stock option activity for the year ended December 31, 2011:

	Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)
Outstanding as of December 31, 2010	6,432,264	$ 13.15		
Granted	616,686	10.88		
Exercised	(261,272)	7.48		
Forfeited	(116,472)	12.61		
Expired	(289,048)	11.08		
Outstanding as of December 31, 2011	6,382,158	$ 13.27	4.7 years	$ 2.4
Exercisable as of December 31, 2011	5,294,042	$ 14.01	3.8 years	$ 1.6

The following table provides information about nonvested stock options and restricted stock granted under the Employee Option and Directors' Plans for the year ended December 31, 2011:

	Nonvested Stock Options		Restricted Stock	
	Options	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Nonvested as of December 31, 2010	981,766	$ 1.48	525,868	$ 7.92
Granted	616,686	2.10	352,091	10.52
Vested	(451,817)	1.40	(54,671)	9.89
Forfeited	(58,519)	1.74	(13,401)	8.56
Nonvested as of December 31, 2011	1,088,116	$ 1.86	809,887	$ 8.90

As of December 31, 2011, there was $4.2 million of total unrecognized compensation cost related to nonvested stock options and restricted stock that will be recognized as compensation expense over a weighted average period of two years.

The following table presents information about options exercised:

	2011	2010	2009
	(dollars in thousands)		
Number of options exercised	**261,272**	162,151	121,155
Total intrinsic value of options exercised	**$ 763**	$ 600	$ 317
Cash received from options exercised	**$ 1,855**	$ 962	$ 662
Tax deduction realized from options exercised	**$ 680**	$ 466	$ 286

Upon exercise, the Corporation issues shares from its authorized, but unissued, common stock to satisfy the options.

The fair value of option awards under the Employee Option Plan was estimated on the date of grant using the Black-Scholes valuation methodology, which is dependent upon certain assumptions, as summarized in the following table:

	2011	2010	2009
Risk-free interest rate	**2.35%**	2.23%	3.36%
Volatility of Corporation's stock	**22.80**	20.40	31.14
Expected dividend yield	**2.41**	2.49	2.28
Expected life of options	**6 Years**	6 Years	7 Years

The expected life of the options was estimated based on historical employee behavior and represents the period of time that options granted are expected to be outstanding. Volatility of the Corporation's stock was based on historical volatility for the period commensurate with the expected life of the options. The risk-free interest rate is the zero-coupon U.S. Treasury rate commensurate with the expected life of the options on the date of the grant.

Based on the assumptions used in the model, the Corporation calculated an estimated fair value per option of $2.10, $1.57 and $1.53 for options granted in 2011, 2010 and 2009, respectively. Approximately 616,686, 578,000 and 485,000 options were granted in 2011, 2010 and 2009, respectively.

Under the ESPP, eligible employees can purchase stock of the Corporation at 85% of the fair market value of the stock on the date of purchase. The ESPP is considered to be a compensatory plan and, as such, compensation expense is recognized for the 15% discount on shares purchased.

The following table summarizes activity under the ESPP:

	2011	2010	2009
ESPP shares purchased	**164,610**	184,092	261,691
Average purchase price per share (85% of market value)	**$ 8.39**	$ 7.93	$ 5.46
Compensation expense recognized (in thousands)	**$ 244**	$ 258	$ 252

Series A Preferred Stock, Common Stock Warrant and Common Stock Issuance

In connection with the EESA, the UST initiated a CPP which allowed for qualifying financial institutions to issue preferred stock to the UST, subject to certain limitations and terms. The EESA was developed to attract broad participation by strong financial institutions, to stabilize the financial system and to increase lending to benefit the national economy and citizens of the U.S.

On December 23, 2008, the Corporation entered into a Securities Purchase Agreement with the UST pursuant to which the Corporation sold to the UST, for an aggregate purchase price of $376.5 million, 376,500 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A (preferred stock), par value $1,000 per share, and a warrant to purchase up to 5.5 million shares of common stock, par value $2.50 per share. The preferred stock carried a dividend rate of 5.00%.

On May 5, 2010, the Corporation issued 21.8 million shares of its common stock, in an underwritten public offering, for net proceeds of $226.3 million, net of underwriting discounts and commissions. On July 14, 2010 the Corporation redeemed all 376,500 outstanding shares of its preferred stock with a total payment to the UST of $379.6 million, consisting of $376.5 million of principal and $3.1 million of dividends. The preferred stock had a carrying value of $371.0 million on the redemption date. Upon redemption, the remaining $5.5 million preferred stock discount was recorded as a reduction to net income available to common shareholders.

On September 8, 2010, the Corporation repurchased the outstanding common stock warrant for the purchase of 5.5 million shares of its common stock for $10.8 million, completing the Corporation's participation in the UST's CPP. Upon repurchase, the common stock warrant had a carrying value of $7.6 million. The repurchase price of $10.8 million was recorded as a reduction to additional paid-in capital on the statement of shareholders' equity and comprehensive income.

NOTE N – LEASES

Certain branch offices and equipment are leased under agreements that expire at varying dates through 2035. Most leases contain renewal provisions at the Corporation's option. Total rental expense was approximately $18.6 million in 2011, $18.2 million in 2010 and $18.8 million in 2009.

Future minimum payments as of December 31, 2011 under non-cancelable operating leases with initial terms exceeding one year are as follows (in thousands):

Year	
2012	$ 15,981
2013	14,725
2014	12,515
2015	11,452
2016	10,332
Thereafter	64,061
	$ 129,066

NOTE O – COMMITMENTS AND CONTINGENCIES

Commitments

The Corporation is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments is expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained upon extension of credit is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income producing commercial properties. The Corporation records a reserve for unfunded commitments, included in other liabilities on the consolidated balance sheets, which represents management's estimate of losses inherent in these commitments. See Note D, "Loans and Allowance for Credit Losses" for additional information.

Standby letters of credit are conditional commitments issued to guarantee the financial or performance obligation of a customer to a third-party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Corporation underwrites these obligations using the same criteria as its commercial lending underwriting. The

Corporation's maximum exposure to loss for standby letters of credit is equal to the contractual (or notional) amount of the instruments.

The following table presents the Corporation's commitments to extend credit and letters of credit:

	2011	2010
	(in thousands)	
Commercial mortgage and construction	**$ 275,308**	$ 333,060
Home equity	**1,019,470**	946,637
Commercial and other	**2,508,754**	2,501,127
Total commitments to extend credit	**$ 3,803,532**	$ 3,780,824
Standby letters of credit	**$ 444,019**	$ 489,097
Commercial letters of credit	**31,557**	31,388
Total letters of credit	**$ 475,576**	$ 520,485

Residential Lending

Residential mortgages are originated and sold by the Corporation through Fulton Mortgage Company (Fulton Mortgage), which operates as a division of each of the Corporation's subsidiary banks. The loans originated and sold are predominantly "prime" loans that conform to published standards of government-sponsored agencies. The Corporation has received repurchase requests from secondary market purchasers for non-prime loans, the majority of which were originated in years prior to 2008. As of December 31, 2011, the reserve for losses on the potential repurchase of loans previously sold was $1.5 million. As of December 31, 2010, the reserve for losses on the potential repurchase of loans was $3.3 million. Management believes that the reserves recorded as of December 31, 2011 are adequate for the known potential repurchases. However, continued declines in collateral values or the identification of additional loans to be repurchased could necessitate additional reserves in the future.

Other Contingencies

The Corporation and its subsidiaries are involved in various legal proceedings in the ordinary course of the business of the Corporation. The Corporation periodically evaluates the possible impact of pending litigation matters based on, among other factors, the advice of counsel, available insurance coverage and recorded liabilities and reserves for probable legal liabilities and costs. As of the date of this report, the Corporation believes that any liabilities, individually or in the aggregate, which may result from the final outcomes of pending proceedings are not expected to have a material adverse effect on the financial position, the operating results and/or the liquidity of the Corporation. However, litigation is often unpredictable and the actual results of litigation cannot be determined with certainty and, therefore, the ultimate resolution of any matter and the possible range of liabilities associated with potential outcomes may need to be reevaluated in the future.

NOTE P – FAIR VALUE MEASUREMENTS

As required by FASB ASC Topic 820, all assets and liabilities required to be measured at fair value both on a recurring and non-recurring basis have been categorized based on the method of their fair value determination.

Following is a summary of the Corporation's assets and liabilities measured at fair value on a recurring basis and reported on the consolidated balance sheets at December 31:

	2011			
	Level 1	Level 2	Level 3	Total
	(in thousands)			
Mortgage loans held for sale	$ —	$ 47,009	$ —	$ 47,009
Available for sale investment securities:				
Equity securities	34,586	—	—	34,586
U.S. Government securities	—	334	—	334
U.S. Government sponsored agency securities	—	4,073	—	4,073
State and municipal securities	—	322,018	—	322,018
Corporate debt securities	—	114,017	9,289	123,306
Collateralized mortgage obligations	—	1,001,209	—	1,001,209
Mortgage-backed securities	—	880,097	—	880,097
Auction rate securities	—	—	225,211	225,211
Total available for sale investment securities	34,586	2,321,748	234,500	2,590,834
Other financial assets	13,130	3,901	—	17,031
Total assets	$ 47,716	$ 2,372,658	$ 234,500	$ 2,654,874
Other financial liabilities	$ 13,130	$ 2,734	$ —	$ 15,864

	2010			
	Level 1	Level 2	Level 3	Total
	(in thousands)			
Mortgage loans held for sale	$ —	$ 83,940	$ —	$ 83,940
Available for sale investment securities:				
Equity securities	40,070	—	—	40,070
U.S. Government securities	—	1,649	—	1,649
U.S. Government sponsored agency securities	—	5,058	—	5,058
State and municipal securities	—	349,563	—	349,563
Corporate debt securities	—	111,675	13,111	124,786
Collateralized mortgage obligations	—	1,104,058	—	1,104,058
Mortgage-backed securities	—	871,472	—	871,472
Auction rate securities	—	—	260,679	260,679
Total available for sale investment securities	40,070	2,443,475	273,790	2,757,335
Other financial assets	13,582	9,256	—	22,838
Total assets	$ 53,652	$ 2,536,671	$ 273,790	$ 2,864,113
Other financial liabilities	$ 13,582	$ 760	$ —	$ 14,342

The valuation techniques used to measure fair value for the items in the table above are as follows:

- Mortgage loans held for sale – This category consists of mortgage loans held for sale that the Corporation has elected to measure at fair value. Fair values as of December 31, 2011 and December 31, 2010 were measured as the price that secondary market investors were offering for loans with similar characteristics. See Note A, "Summary of Significant Accounting Policies" for details related to the Corporation's election to measure assets and liabilities at fair value.

- Available for sale investment securities – Included within this asset category are both equity and debt securities. Level 2 available for sale debt securities are valued by a third-party pricing service commonly used in the banking industry. The pricing service uses evaluated pricing models that vary based on asset class and incorporate available market information including quoted prices of investments securities with similar characteristics. Because many fixed income securities do not trade on a daily basis, evaluated pricing models use available information, as applicable, through processes such as benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing

  Standard market inputs include: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data including market research publications. For certain security types, additional inputs may be used, or some of the standard market inputs may not be applicable.

  Management tests the values provided by the pricing service by obtaining securities prices from an alternative third party source and comparing the results. This test is done for approximately 80% of the securities valued by the pricing service. Generally, differences by security in excess of 5% are researched to reconcile the difference.

  - Equity securities – Equity securities consist of stocks of financial institutions ($27.9 million at December 31, 2011 and $33.1 million at December 31, 2010) and other equity investments ($6.7 million at December 31, 2011 and $7.0 million at December 31, 2010). These Level 1 investments are measured at fair value based on quoted prices for identical securities in active markets. Restricted equity securities issued by the FHLB and Federal Reserve Bank ($82.5 million at December 31, 2011 and $96.4 million at December 31, 2010) have been excluded from the above table.

  - U.S. Government securities/U.S. Government sponsored agency securities/State and municipal securities/ Collateralized mortgage obligations/Mortgage-backed securities – These debt securities are classified as Level 2 investments. Fair values are determined by a third-party pricing service, as detailed above.

  - Corporate debt securities – This category consists of subordinated debt issued by financial institutions ($41.3 million at December 31, 2011 and $35.9 million at December 31, 2010), single-issuer trust preferred securities issued by financial institutions ($74.4 million at December 31, 2011 and $81.8 million at December 31, 2010), pooled trust preferred securities issued by financial institutions ($5.1 million at December 31, 2011 and $4.5 million at December 31, 2010) and other corporate debt issued by non-financial institutions ($2.5 million at December 31, 2011 and $2.6 million at December 31, 2010).

    Classified as Level 2 investments are the subordinated debt, other corporate debt issued by non-financial institutions and $70.2 million and $73.2 million of single-issuer trust preferred securities held at December 31, 2011 and December 31, 2010, respectively. These corporate debt securities are measured at fair value by a third-party pricing service, as detailed above.

    Classified as Level 3 assets are the Corporation's investments in pooled trust preferred securities and certain single-issuer trust preferred securities ($4.2 million at December 31, 2011 and $8.6 million at December 31, 2010). The fair values of these securities were determined based on quotes provided by third-party brokers who determined fair values based predominantly on internal valuation models which were not indicative prices or binding offers. The Corporation's third-party pricing service cannot derive fair values for these securities primarily due to inactive markets for similar investments. Level 3 values are tested by management primarily through trend analysis, by comparing current values to those reported at the end of the preceding calendar quarter, and determining if they are reasonable based on price and spread movements for this asset class.

  - Auction rate securities – Due to their illiquidity, ARCs are classified as Level 3 investments and are valued through the use of an expected cash flows model prepared by a third-party valuation expert. The assumptions used in preparing the expected cash flows model include estimates for coupon rates, time to maturity and market rates of return. Management tests Level 3 valuations for ARCs by performing a trend analysis of the market price and discount rate. Changes in the price and discount rates are compared to changes in market data, including bond ratings, parity ratios, balances and delinquency levels. Any inconsistencies are reconciled through discussions with the third-party valuation expert.

- Other financial assets – Included within this asset category are: Level 1 assets, consisting of mutual funds that are held in trust for employee deferred compensation plans and measured at fair value based on quoted prices for identical securities in active markets; and Level 2 assets representing the fair values of mortgage banking derivatives in the form of interest rate locks and forward commitments with secondary market investors. The fair values of the Corporation's interest rate locks and forward commitments are determined as the amounts that would be required to settle the derivative financial instruments at the balance sheet date. See Note A, Summary of Significant Accounting Policies" for additional information.

- Other financial liabilities – Included within this category are: Level 1 employee deferred compensation liabilities which represent amounts due to employees under the deferred compensation plans, described under the heading "Other financial assets" above and Level 2 mortgage banking derivatives, described under the heading "Other financial assets" above.

The following tables present the changes in the Corporation's available for sale investment securities measured at fair value on a recurring basis using unobservable inputs (Level 3) for the years ended December 31:

	2011		
	Pooled Trust Preferred Securities	**Single-issuer Trust Preferred Securities**	**Auction Rate Securities (ARCs)**
		(in thousands)	
Balance, December 31, 2010	**$ 4,528**	**$ 8,583**	**$ 260,679**
Transfer from Level 3 to Level 2 (1)	—	**(800)**	—
Realized adjustments to fair value (2)	**(1,406)**	—	**(292)**
Unrealized adjustments to fair value (3)	**2,465**	**28**	**(4,383)**
Sales (4)	—	—	—
Settlements - maturities	—	**(1,650)**	
Settlements - calls	**(476)**	**(1,980)**	**(34,844)**
(Premium amortization) discount accretion (5)	**(2)**	**(1)**	**4,051**
Balance, December 31, 2011	**$ 5,109**	**$ 4,180**	**$ 225,211**

	2010		
	Pooled Trust Preferred Securities	Single-issuer Trust Preferred Securities	Auction Rate Securities (ARCs)
		(in thousands)	
Balance, December 31, 2009	$ 4,979	$ 6,981	$ 289,203
Transfer from Level 2 to Level 3	—	650	
Realized adjustments to fair value (2)	(11,969)	—	—
Unrealized adjustments to fair value (3)	11,842	951	(10,850)
Sales	—	—	(15,266)
Settlements - calls	(328)	—	(8,969)
Discount accretion (4)	4	1	6,561
Balance, December 31, 2010	$ 4,528	$ 8,583	$ 260,679

(1) During the year ended December 31, 2011, one single-issuer trust preferred security with a fair value of $800,000 as of December 31, 2010 was reclassified as a Level 2 asset. As of December 31, 2011, the fair value of this security was measured by a third-party pricing service using both quoted prices for similar assets and model-based valuation techniques that derived fair value based on market-corroborated data, such as instruments with similar prepayment speeds and default interest rates. As of December 31, 2010, the fair value of this security was determined based on quotes provided by third-party brokers who determined its fair value based predominantly on an internal valuation model.

(2) For pooled trust preferred securities and ARCs, realized adjustments to fair value represent credit related other-than-temporary impairment charges that were recorded as a reduction to investment securities gains on the consolidated statements of income.

(3) Pooled trust preferred securities, single-issuer trust preferred securities and ARCs are classified as available for sale investment securities; as such, the unrealized adjustment to fair value was recorded as an unrealized holding gain (loss) and included as a component of available for sale investment securities on the consolidated balance sheet.

(4) During the year ended December 31, 2011, the Corporation sold one pooled trust preferred security with a par value of $6.4 million and a book value of zero for no gain or loss. This security had a book value of zero as a result of prior year other-than-temporary impairment charges.

(5) Included as a component of net interest income on the consolidated statements of income.

Certain financial assets are not measured at fair value on an ongoing basis but are subject to fair value measurement in certain circumstances, such as upon their acquisition or when there is evidence of impairment. The following tables present the Corporation's financial assets measured at fair value on a nonrecurring basis and reported on the Corporation's consolidated balance sheets at December 31:

	2011			
	Level 1	**Level 2**	**Level 3**	**Total**
		(in thousands)		
Net loans	$ —	$ —	$ 216,812	$ 216,812
Other financial assets	—	—	**63,919**	**63,919**
Total assets	$ —	$ —	$ 280,731	$ 280,731
Reserve for unfunded commitments	$ —	$ —	$ 1,706	$ 1,706

	2010			
	Level 1	Level 2	Level 3	Total
		(in thousands)		
Net loans	—	—	457,678	457,678
Other financial assets	—	—	62,109	62,109
Total assets	$ —	$ —	$ 519,787	$ 519,787
Reserve for unfunded commitments	$ —	$ —	$ 1,227	$ 1,227

The valuation techniques used to measure fair value for the items in the table above are as follows:

- Net loans – This category consists of loans that were evaluated for impairment under FASB ASC Section 310-10-35 and have been classified as Level 3 assets. The amount shown is the balance of impaired loans, net of the related allowance for loan losses. See Note D, "Loans and Allowance for Credit Losses," for additional details.

- Other financial assets – This category includes OREO ($30.8 million at December 31, 2011 and $33.0 million at December 31, 2010) and MSRs net of the MSR valuation allowance ($33.1 million at December 31, 2011 and $29.1 million at December 31, 2010), both classified as Level 3 assets.

  Fair values for OREO were based on estimated selling prices less estimated selling costs for similar assets in active markets.

  MSRs are initially recorded at fair value upon the sale of residential mortgage loans, which the Corporation continues to service, to secondary market investors. MSRs are amortized as a reduction to servicing income over the estimated lives of the underlying loans. MSRs are evaluated quarterly for impairment by comparing the carrying amount to estimated fair value. Fair value is determined at the end of each quarter through a discounted cash flows valuation. Significant inputs to the valuation include expected net servicing income, the discount rate and the expected life of the underlying loans.

- Reserve for unfunded commitments – This Level 3 liability represents the estimate of losses associated with unused commitments to extend credit.

As required by FASB ASC Section 825-10-50, the following table details the book values and the estimated fair values of the Corporation's financial instruments as of December 31, 2011 and December 31, 2010. In addition, a general description of the methods and assumptions used to estimate such fair values is also provided.

Fair values of financial instruments are significantly affected by assumptions used, principally the timing of future cash flows and discount rates. Because assumptions are inherently subjective in nature, the estimated fair values cannot be substantiated by comparison to independent market quotes and, in many cases, the estimated fair values could not necessarily be realized in an immediate sale or settlement of the instrument. The aggregate fair value amounts presented do not necessarily represent management's estimate of the underlying value of the Corporation.

	2011		2010	
	Book Value	**Estimated Fair Value**	Book Value	Estimated Fair Value
	(in thousands)			
FINANCIAL ASSETS				
Cash and due from banks	**$ 292,598**	**$ 292,598**	$ 198,954	$ 198,954
Interest-bearing deposits with other banks	**175,336**	**175,336**	33,297	33,297
Loans held for sale (1)	**47,009**	**47,009**	83,940	83,940
Securities held to maturity	**6,669**	**6,699**	7,751	7,818
Securities available for sale (1)	**2,673,298**	**2,673,298**	2,853,733	2,853,733
Loans, net of unearned income (1)	**11,968,970**	**11,992,586**	11,933,307	11,909,539
Accrued interest receivable	**51,098**	**51,098**	53,841	53,841
Other financial assets (1)	**315,952**	**315,952**	282,174	282,174
FINANCIAL LIABILITIES				
Demand and savings deposits	**$ 8,511,789**	**$ 8,511,789**	$ 7,758,613	$ 7,758,613
Time deposits	**4,013,950**	**4,056,247**	4,629,968	4,677,494
Short-term borrowings	**597,033**	**597,033**	674,077	674,077
Accrued interest payable	**25,686**	**25,686**	33,333	33,333
Other financial liabilities (1)	**69,816**	**69,816**	80,250	80,250
FHLB advances and long-term debt	**1,040,149**	**982,010**	1,119,450	1,077,724

(1) Description of fair value determinations for these financial instruments, or certain financial instruments within these categories, measured at fair value on the Corporation's consolidated balance sheets, are disclosed above.

For short-term financial instruments defined as those with remaining maturities of 90 days or less, excluding those recorded at fair value on the Corporation's consolidated balance sheets, the book value was considered to be a reasonable estimate of fair value.

The following instruments are predominantly short-term:

Assets	Liabilities
Cash and due from banks	Demand and savings deposits
Interest bearing deposits	Short-term borrowings
Federal funds sold	Accrued interest payable
Accrued interest receivable	Other financial liabilities

For those financial instruments within the above-listed categories with remaining maturities greater than 90 days, fair values were determined by discounting contractual cash flows using rates which could be earned for assets with similar remaining maturities and, in the case of liabilities, rates at which the liabilities with similar remaining maturities could be issued as of the balance sheet date.

The estimated fair values of securities held to maturity as of December 31, 2011 and December 31, 2010 were generally based on quoted market prices, broker quotes or dealer quotes.

Estimated fair values for loans and time deposits were estimated by discounting future cash flows using the current rates at which similar loans would be made to borrowers for the same remaining maturities. Fair values estimated in this manner do not fully incorporate an exit price approach to fair value, as defined in FASB ASC Topic 820.

The fair value of FHLB advances and long-term debt was estimated by discounting the remaining contractual cash flows using a rate at which the Corporation could issue debt with a similar remaining maturity as of the balance sheet date. The fair values of commitments to extend credit and standby letters of credit are estimated to equal their carrying amounts.

NOTE Q – CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY

CONDENSED BALANCE SHEETS
(in thousands)

	December 31 2011	December 31 2010		December 31 2011	December 31 2010
ASSETS			**LIABILITIES AND EQUITY**		
Cash	$ 59	$ 10	Long-term debt	$ 371,999	$ 381,976
Other assets	9,694	10,931	Payable to non-bank subsidiaries	24,144	253,338
Receivable from subsidiaries	18,752	14,974	Other liabilities	59,338	41,201
			Total Liabilities	455,481	676,515
Investments in:					
Bank subsidiaries	2,067,415	1,963,412			
Non-bank subsidiaries	352,100	567,577	Shareholders' equity	1,992,539	1,880,389
Total Assets	$ 2,448,020	$ 2,556,904	Total Liabilities and Shareholders' Equity	$ 2,448,020	$ 2,556,904

CONDENSED STATEMENTS OF INCOME

	2011	2010	2009
		(in thousands)	
Income:			
Dividends from subsidiaries	$ 91,325	$ 63,850	$ 157,900
Other	78,662	73,438	70,775
	169,987	137,288	228,675
Expenses	112,398	105,012	99,526
Income before income taxes and equity in undistributed net income of subsidiaries	57,589	32,276	129,149
Income tax benefit	(11,523)	(11,180)	(10,354)
	69,112	43,456	139,503
Equity in undistributed net income (loss) of:			
Bank subsidiaries	80,908	78,146	18,596
Non-bank subsidiaries	(4,447)	6,730	(84,175)
Net Income	145,573	128,332	73,924
Preferred stock dividends and discount accretion	—	(16,303)	(20,169)
Net Income Available to Common Shareholders	$ 145,573	$ 112,029	$ 53,755

CONDENSED STATEMENTS OF CASH FLOWS

	2011	2010	2009
		(in thousands)	
Cash Flows From Operating Activities:			
Net Income	$145,573	$ 128,332	$ 73,924
Adjustments to reconcile net income to net cash provided by operating activities:			
Stock-based compensation	4,249	1,996	1,781
Decrease (increase) in other assets	2,086	(11,389)	6,489
Equity in undistributed net (income) loss of subsidiaries	(76,461)	(84,876)	65,579
Increase (decrease) in other liabilities and payable to non-bank subsidiaries	18,428	242,921	(35,312)
Total adjustments	(51,698)	148,652	38,537
Net cash provided by operating activities	93,875	276,984	112,461
Cash Flows From Investing Activities:			
Investments in bank subsidiaries	(15,000)	(86,300)	(53,000)
Investments in non-bank subsidiaries	(41,125)	—	(10,000)
Line of credit to non-bank subsidiary	—	—	88,114
Net cash (used in) provided by investing activities	(56,125)	(86,300)	25,114
Cash Flows From Financing Activities:			
Net decrease in short-term borrowings	—	—	(86,000)
Repayments of long-term debt	(10,619)	—	—
Redemption of preferred stock and common stock warrant	—	(387,300)	—
Net proceeds from issuance of common stock	6,835	231,510	7,419
Dividends paid	(33,917)	(35,003)	(58,913)
Net cash used in financing activities	(37,701)	(190,793)	(137,494)
Net Increase (Decrease) in Cash and Cash Equivalents	49	(109)	81
Cash and Cash Equivalents at Beginning of Year	10	119	38
Cash and Cash Equivalents at End of Year	$ 59	$ 10	$ 119

Management Report on Internal Control Over Financial Reporting

The management of Fulton Financial Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Fulton Financial Corporation's internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on this assessment, management concluded that, as of December 31, 2011, the company's internal control over financial reporting is effective based on those criteria.

/s/ R. SCOTT SMITH, JR.

R. Scott Smith, Jr.
Chairman and Chief Executive Officer

/s/ CHARLES J. NUGENT

Charles J. Nugent
Senior Executive Vice President and
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Fulton Financial Corporation:

We have audited the accompanying consolidated balance sheets of Fulton Financial Corporation and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2011. We also have audited Fulton Financial Corporation's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Fulton Financial Corporation's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention, or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fulton Financial Corporation and subsidiaries as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also in our opinion, Fulton Financial Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Note A to the financial statements, the Company has changed its method of accounting for other-than-temporary impairment for debt securities in 2009, due to the adoption of FASB Staff Position No. 115-2 and 124-2, "*Recognition and Presentation of Other-than-Temporary Impairments*," which was codified as FASB ASC Subtopic 320-10.

/s/ KPMG LLP
Philadelphia, Pennsylvania
February 29, 2012

QUARTERLY CONSOLIDATED RESULTS OF OPERATIONS (UNAUDITED)
(in thousands, except per-share data)

	Three Months Ended			
	Mar 31	Jun 30	Sep 30	Dec 31
FOR THE YEAR 2011				
Interest income	**$ 175,694**	**$ 174,935**	**$ 173,736**	**$ 169,333**
Interest expense	**36,131**	**34,290**	**32,243**	**30,874**
Net interest income	**139,563**	**140,645**	**141,493**	**138,459**
Provision for credit losses	**38,000**	**36,000**	**31,000**	**30,000**
Other income	**45,461**	**45,779**	**48,139**	**48,348**
Other expenses	**100,864**	**100,885**	**105,867**	**108,860**
Income before income taxes	**46,160**	**49,539**	**52,765**	**47,947**
Income tax expense	**12,375**	**13,154**	**13,441**	**11,868**
Net income	**$ 33,785**	**$ 36,385**	**$ 39,324**	**$ 36,079**
Per common share data:				
Net income (basic)	**$ 0.17**	**$ 0.18**	**$ 0.20**	**$ 0.18**
Net income (diluted)	**0.17**	**0.18**	**0.20**	**0.18**
Cash dividends	**0.04**	**0.05**	**0.05**	**0.06**
FOR THE YEAR 2010				
Interest income	$ 190,588	$ 187,680	$ 185,356	$ 181,749
Interest expense	52,079	48,522	45,170	40,856
Net interest income	138,509	139,158	140,186	140,893
Provision for credit losses	40,000	40,000	40,000	40,000
Other income	37,797	44,150	52,616	47,757
Other expenses	99,559	100,343	102,329	106,094
Income before income taxes	36,747	42,965	50,473	42,556
Income tax expense	9,267	11,283	12,793	11,066
Net income	27,480	31,682	37,680	31,490
Preferred stock dividends and discount accretion	(5,065)	(5,066)	(6,172)	—
Net income available to common shareholders	$ 22,415	$ 26,616	$ 31,508	$ 31,490
Per common share data:				
Net income (basic)	$ 0.13	$ 0.14	$ 0.16	$ 0.16
Net income (diluted)	0.13	0.14	0.16	0.16
Cash dividends	0.03	0.03	0.03	0.03

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

The Corporation carried out an evaluation, under the supervision and with the participation of the Corporation's management, including the Corporation's Chief Executive Officer and Chief Financial Officer, of the effectiveness of its disclosure controls and procedures, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Based upon the evaluation, the Corporation's Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2011, the Corporation's disclosure controls and procedures are effective. Disclosure controls and procedures are controls and procedures that are designed to ensure that information required to be disclosed in the Corporation's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

The "Management Report on Internal Control over Financial Reporting" and the "Report of Independent Registered Public Accounting Firm" may be found in Item 8 "Financial Statements and Supplementary Data" of this document.

Changes in Internal Controls

There was no change in the Corporation's "internal control over financial reporting" (as such term is defined in Rule 13a-15(f) under the Exchange Act) that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Corporation's internal control over financial reporting.

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Incorporated by reference herein is the information appearing under the headings "Information about Nominees, Directors and Independence Standards," "Section 16(a) Beneficial Ownership Reporting Compliance," "Code of Conduct," "Procedure for Shareholder Nominations," and "Other Board Committees" within the Corporation's 2012 Proxy Statement. The information concerning executive officers required by this Item is provided under the caption "Executive Officers" within Item 1, Part I,"Business" in this Annual Report.

The Corporation has adopted a code of ethics (Code of Conduct) that applies to all directors, officers and employees, including the Chief Executive Officer, the Chief Financial Officer and the Corporate Controller. A copy of the Code of Conduct may be obtained free of charge by writing to the Corporate Secretary at Fulton Financial Corporation, P.O. Box 4887, Lancaster, Pennsylvania 17604-4887, and is also available via the internet at www.fult.com.

Item 11. Executive Compensation

Incorporated by reference herein is the information appearing under the headings "Information Concerning Compensation" and "Human Resources Interlocks and Insider Participation" within the Corporation's 2012 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Incorporated by reference herein is the information appearing under the heading "Security Ownership of Directors, Nominees, Management and Certain Beneficial Owners" within the Corporation's 2012 Proxy Statement, and information appearing under the heading "Securities Authorized for Issuance under Equity Compensation Plans" within Item 5, "Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities" in this Annual Report.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Incorporated by reference herein is the information appearing under the headings "Related Person Transactions" and "Information about Nominees, Continuing Directors and Independence Standards" within the Corporation's 2012 Proxy Statement, and the information appearing in "Note D - Loans and Allowance for Credit Losses," of the Notes to Consolidated Financial Statements in Item 8, "Financial Statements and Supplementary Data" in this Annual Report.

Item 14. Principal Accounting Fees and Services

Incorporated by reference herein is the information appearing under the heading "Relationship With Independent Public Accountants" within the Corporation's 2012 Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this report:

1. Financial Statements — The following consolidated financial statements of Fulton Financial Corporation and subsidiaries are incorporated herein by reference in response to Item 8 above:
   - (i) Consolidated Balance Sheets - December 31, 2011 and 2010.
   - (ii) Consolidated Statements of Income - Years ended December 31, 2011, 2010 and 2009.
   - (iii) Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss) - Years ended December 31, 2011, 2010 and 2009.
   - (iv) Consolidated Statements of Cash Flows - Years ended December 31, 2011, 2010 and 2009.
   - (v) Notes to Consolidated Financial Statements
   - (vi) Report of Independent Registered Public Accounting Firm
2. Financial Statement Schedules — All financial statement schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and have therefore been omitted.
3. Exhibits — The following is a list of the Exhibits required by Item 601 of Regulation S-K and filed as part of this report:

3.1 Articles of Incorporation, as amended and restated, of Fulton Financial Corporation as amended – Incorporated by reference to Exhibit 3.1 of the Fulton Financial Corporation Form 8-K dated June 24, 2011.

3.2 Bylaws of Fulton Financial Corporation as amended – Incorporated by reference to Exhibit 3.1 of the Fulton Financial Corporation Current Report on Form 8-K dated September 18, 2008.

4.1 An Indenture entered into on March 28, 2005 between Fulton Financial Corporation and Wilmington Trust Company as trustee, relating to the issuance by Fulton of $100 million aggregate principal amount of 5.35% subordinated notes due April 1, 2015 – Incorporated by reference to Exhibit 4.1 of the Fulton Financial Corporation Current Report on Form 8-K dated March 31, 2005.

4.2 Purchase Agreement entered into between Fulton Financial Corporation, Fulton Capital Trust I, FFC Management, Inc. and Sandler O'Neill & Partners, L.P. with respect to the Trust's issuance and sale in a firm commitment public offering of $150 million aggregate liquidation amount of 6.29% Capital Securities – Incorporated by reference to Exhibit 1.1 of the Fulton Financial Corporation Current Report on Form 8-K dated January 20, 2006.

4.3 First Supplemental Indenture entered into on May 1, 2007 between Fulton Financial Corporation and Wilmington Trust Company as trustee, relating to the issuance by Fulton of $100 million aggregate principal amount of 5.75% subordinated notes due May 1, 2017 – Incorporated by reference to Exhibit 4.1 of the Fulton Financial Corporation Current Report on Form 8-K dated May 1, 2007.

10.1 Amended Employment Agreement between Fulton Financial Corporation and R. Scott Smith, Jr. dated November 12, 2008 – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated November 14, 2008.

10.2 Amended Employment Agreement between Fulton Financial Corporation and Craig H. Hill dated November 12, 2008 – Incorporated by reference to Exhibit 10.2 of the Fulton Financial Corporation Current Report on Form 8-K dated November 14, 2008.

10.3 Amended Employment Agreement between Fulton Financial Corporation and Charles J. Nugent dated November 12, 2008 – Incorporated by reference to Exhibit 10.3 of the Fulton Financial Corporation Current Report on Form 8-K dated November 14, 2008.

10.4 Amended Employment Agreement between Fulton Financial Corporation and James E. Shreiner dated November 12, 2008 – Incorporated by reference to Exhibit 10.4 of the Fulton Financial Corporation Current Report on Form 8-K dated November 14, 2008.

10.5 Amended Employment Agreement between Fulton Financial Corporation and E. Philip Wenger dated November 12, 2008 – Incorporated by reference to Exhibit 10.5 of the Fulton Financial Corporation Current Report on Form 8-K dated November 14, 2008.

10.6 Employment Agreement between Fulton Financial Corporation and Craig A. Roda dated August 1, 2011 – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated August 5, 2011.

10.7 Retention Bonus Agreement between Fulton Financial Corporation and R. Scott Smith dated September 28, 2011 - Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated September 30, 2011.

10.8 Form of Death Benefit Only Agreement to Senior Management – Incorporated by reference to Exhibit 10.9 of the Fulton Financial Corporation Annual Report on Form 10K dated March 1, 2007.

10.9 Fulton Financial Corporation 2004 Stock Option and Compensation Plan – Incorporated by reference to Exhibit 10.7 of the Fulton Financial Corporation Annual Report on Form 10-K dated March 1, 2010.

10.10 Form of Stock Option Agreement and Form of Restricted Stock Agreement between Fulton Financial Corporation and Officers of the Corporation as of July 1, 2008 – Incorporated by reference to Exhibits 10.1 and 10.2 of the Fulton Financial Corporation Current Report on Form 8-K dated June 20, 2008.

10.11 Form of Amendment to Stock Option Agreement for John M. Bond – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated December 22, 2006.

10.12 Amended and Restated Fulton Financial Corporation Employee Stock Purchase Plan – Incorporated by reference to Exhibit A to Fulton Financial Corporation's definitive proxy statement, dated April 2, 2007.

10.13 Fulton Financial Corporation Deferred Compensation Plan, as amended and restated effective January 1, 2008 – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated December 26, 2007.

10.14 Form of Supplemental Executive Retirement Plan – For Use with Executives with no Pre-2008 Accruals – Incorporated by reference to Exhibit 10.2 of the Fulton Financial Corporation Current Report on Form 8-K dated December 26, 2007.

10.15 Form of Amended and Restated Supplemental Executive Retirement Plan - For Use with Executives with no Pre-2008 Accruals – Incorporated by reference to Exhibit 10.3 of the Fulton Financial Corporation Current Report on Form 8-K dated December 26, 2007.

10.16 Form of Amended and Restated Supplemental Executive Retirement Plan – For Use with Executives First Covered After 2004 but Before 2008 – Incorporated by reference to Exhibit 10.4 of the Fulton Financial Corporation Current Report on Form 8-K dated December 26, 2007.

10.17 Agreement between Fulton Financial Corporation and Fiserv Solutions, Inc. dated June 23, 2011. Portions of this exhibit have been redacted and are subject to a confidential treatment request filed with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. The redacted material was filed separately with the Securities and Exchange Commission. – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Quarterly Report on Form 10-Q dated August 8, 2011.

10.18 Letter agreement dated December 23, 2008 with the U.S. Department of the Treasury, including Securities Purchase Agreement – Standard Terms – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated December 23, 2008.

10.19 Form of waiver required for senior executive officers in connection with sale of preferred stock under the Capital Purchase Program – between Senior Executive Officers and the United States Department of the Treasury – Incorporated by reference to Exhibit 10.2 of the Fulton Financial Corporation Current Report on Form 8-K dated December 23, 2008.

10.20 Form of letter agreement with senior executive officers related to compensation, in conformity with the Capital Purchase Program – between Fulton Financial Corporation and Senior Executive Officers – Incorporated by reference to Exhibit 10.3 of the Fulton Financial Corporation Current Report on Form 8-K dated December 23, 2008.

10.21 Form of executive letter agreement, related to the Capital Purchase Program compensation standards – between Fulton Financial Corporation and Senior Executive Officers or Most Highly Compensated Employees – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated December 24, 2009.

10.22 Fulton Financial Corporation Variable Compensation Plan Summary Description – Incorporated by reference to Exhibit 99.1 of the Fulton Financial Corporation Current Report on Form 8-K dated March 18, 2011.

10.23 Fulton Financial Corporation Directors' Equity Participation Plan – Incorporated by reference to Exhibit A to Fulton Financial Corporation's definitive proxy statement, dated March 24, 2011.

10.24 Form of Restricted Stock Agreement between Fulton Financial Corporation and Directors of the Corporation as of July 1, 2011 – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Quarterly Report on Form 10-Q dated August 8, 2011.

21 Subsidiaries of the Registrant.

23 Consent of Independent Registered Public Accounting Firm.

31.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101 Interactive data file containing the following financial statements formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheets at December 31, 2011 and December 31, 2010; (ii) the Consolidated Statements of Income for the years ended December 31, 2011, 2010 and 2009; (iii) the Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss) for the years ended December 31, 2011, 2010 and 2009; (iv) the Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009; and, (iv) the Notes to Consolidated Financial Statements. As provided in Rule 406T of Regulation S-T, this interactive data file shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, and shall not be deemed "filed" or part of any registration statement or prospectus for purposes of Section 11 or 12 under the Securities Act of 1933, or otherwise subject to liability under those sections.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

FULTON FINANCIAL CORPORATION
(Registrant)

Dated: February 29, 2012

By: /S/ R. SCOTT SMITH, JR.
R. Scott Smith, Jr.,
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been executed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/S/ JEFFREY G. ALBERTSON, ESQ. **Jeffrey G. Albertson, Esq.**	Director	February 29, 2012
/S/ JOE N. BALLARD **Joe N. Ballard**	Director	February 29, 2012
/S/ JOHN M. BOND, JR. **John M. Bond, Jr.**	Director	February 29, 2012
/S/ BETH ANN L. CHIVINSKI **Beth Ann L. Chivinski**	Executive Vice President and Controller (Principal Accounting Officer)	February 29, 2012
/S/ CRAIG A. DALLY **Craig A. Dally**	Director	February 29, 2012
/S/ PATRICK J. FREER **Patrick J. Freer**	Director	February 29, 2012

Signature	Capacity	Date
/S/ RUFUS A. FULTON, JR. **Rufus A. Fulton, Jr.**	Director	February 29, 2012
/S/ GEORGE W. HODGES **George W. Hodges**	Director	February 29, 2012
/S/ WILLEM KOOYKER **Willem Kooyker**	Director	February 29, 2012
/S/ DONALD W. LESHER, JR. **Donald W. Lesher, Jr.**	Director	February 29, 2012
/S/ ALBERT MORRISON **Albert Morrison, III**	Director	February 29, 2012
/S/ CHARLES J. NUGENT **Charles J. Nugent**	Senior Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 29, 2012
/S/ R. SCOTT SMITH, JR. **R. Scott Smith, Jr.**	Chairman and Chief Executive Officer (Principal Executive Officer)	February 29, 2012
/S/ GARY A. STEWART **Gary A. Stewart**	Director	February 29, 2012
/S/ E. PHILIP WENGER **E. Philip Wenger**	President and Chief Operating Officer	February 29, 2012

EXHIBIT INDEX

Exhibits Required Pursuant to Item 601 of Regulation S-K

3.1 Articles of Incorporation, as amended and restated, of Fulton Financial Corporation as amended – Incorporated by reference to Exhibit 3.1 of the Fulton Financial Corporation Form 8-K dated June 24, 2011.

3.2 Bylaws of Fulton Financial Corporation as amended – Incorporated by reference to Exhibit 3.1 of the Fulton Financial Corporation Current Report on Form 8-K dated September 18, 2008.

4.1 An Indenture entered into on March 28, 2005 between Fulton Financial Corporation and Wilmington Trust Company as trustee, relating to the issuance by Fulton of $100 million aggregate principal amount of 5.35% subordinated notes due April 1, 2015 – Incorporated by reference to Exhibit 4.1 of the Fulton Financial Corporation Current Report on Form 8-K dated March 31, 2005.

4.2 Purchase Agreement entered into between Fulton Financial Corporation, Fulton Capital Trust I, FFC Management, Inc. and Sandler O'Neill & Partners, L.P. with respect to the Trust's issuance and sale in a firm commitment public offering of $150 million aggregate liquidation amount of 6.29% Capital Securities – Incorporated by reference to Exhibit 1.1 of the Fulton Financial Corporation Current Report on Form 8-K dated January 20, 2006.

4.3 First Supplemental Indenture entered into on May 1, 2007 between Fulton Financial Corporation and Wilmington Trust Company as trustee, relating to the issuance by Fulton of $100 million aggregate principal amount of 5.75% subordinated notes due May 1, 2017 – Incorporated by reference to Exhibit 4.1 of the Fulton Financial Corporation Current Report on Form 8-K dated May 1, 2007.

10.1 Amended Employment Agreement between Fulton Financial Corporation and R. Scott Smith, Jr. dated November 12, 2008 – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated November 14, 2008.

10.2 Amended Employment Agreement between Fulton Financial Corporation and Craig H. Hill dated November 12, 2008 – Incorporated by reference to Exhibit 10.2 of the Fulton Financial Corporation Current Report on Form 8-K dated November 14, 2008.

10.3 Amended Employment Agreement between Fulton Financial Corporation and Charles J. Nugent dated November 12, 2008 – Incorporated by reference to Exhibit 10.3 of the Fulton Financial Corporation Current Report on Form 8-K dated November 14, 2008.

10.4 Amended Employment Agreement between Fulton Financial Corporation and James E. Shreiner dated November 12, 2008 – Incorporated by reference to Exhibit 10.4 of the Fulton Financial Corporation Current Report on Form 8-K dated November 14, 2008.

10.5 Amended Employment Agreement between Fulton Financial Corporation and E. Philip Wenger dated November 12, 2008 – Incorporated by reference to Exhibit 10.5 of the Fulton Financial Corporation Current Report on Form 8-K dated November 14, 2008.

10.6 Employment Agreement between Fulton Financial Corporation and Craig A. Roda dated August 1, 2011 – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated August 5, 2011.

10.7 Retention Bonus Agreement between Fulton Financial Corporation and R. Scott Smith dated September 28, 2011 – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated September 30, 2011.

10.8 Form of Death Benefit Only Agreement to Senior Management – Incorporated by reference to Exhibit 10.9 of the Fulton Financial Corporation Annual Report on Form 10K dated March 1, 2007.

10.9 Fulton Financial Corporation 2004 Stock Option and Compensation Plan – Incorporated by reference to Exhibit 10.7 of the Fulton Financial Corporation Annual Report on Form 10-K dated March 1, 2010.

10.10 Form of Stock Option Agreement and Form of Restricted Stock Agreement between Fulton Financial Corporation and Officers of the Corporation as of July 1, 2008 – Incorporated by reference to Exhibits 10.1 and 10.2 of the Fulton Financial Corporation Current Report on Form 8-K dated June 20, 2008.

10.11 Form of Amendment to Stock Option Agreement for John M. Bond – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated December 22, 2006.

10.12 Amended and Restated Fulton Financial Corporation Employee Stock Purchase Plan – Incorporated by reference to Exhibit A to Fulton Financial Corporation's definitive proxy statement, dated April 2, 2007.

10.13 Fulton Financial Corporation Deferred Compensation Plan, as amended and restated effective January 1, 2008 – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated December 26, 2007.

10.14 Form of Supplemental Executive Retirement Plan – For Use with Executives with no Pre-2008 Accruals – Incorporated by reference to Exhibit 10.2 of the Fulton Financial Corporation Current Report on Form 8-K dated December 26, 2007.

10.15 Form of Amended and Restated Supplemental Executive Retirement Plan – For Use with Executives with no Pre-2008 Accruals – Incorporated by reference to Exhibit 10.3 of the Fulton Financial Corporation Current Report on Form 8-K dated December 26, 2007.

10.16 Form of Amended and Restated Supplemental Executive Retirement Plan - For Use with Executives First Covered After 2004 but Before 2008 – Incorporated by reference to Exhibit 10.4 of the Fulton Financial Corporation Current Report on Form 8-K dated December 26, 2007.

10.17 Agreement between Fulton Financial Corporation and Fiserv Solutions, Inc. dated June 23, 2011. Portions of this exhibit have been redacted and are subject to a confidential treatment request filed with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. The redacted material was filed separately with the Securities and Exchange Commission. – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Quarterly Report on Form 10-Q dated August 8, 2011.

10.18 Letter agreement dated December 23, 2008 with the U.S. Department of the Treasury, including Securities Purchase Agreement – Standard Terms – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated December 23, 2008.

10.19 Form of waiver required for senior executive officers in connection with sale of preferred stock under the Capital Purchase Program – between Senior Executive Officers and the United States Department of the Treasury – Incorporated by reference to Exhibit 10.2 of the Fulton Financial Corporation Current Report on Form 8-K dated December 23, 2008.

10.20 Form of letter agreement with senior executive officers related to compensation, in conformity with the Capital Purchase Program – between Fulton Financial Corporation and Senior Executive Officers – Incorporated by reference to Exhibit 10.3 of the Fulton Financial Corporation Current Report on Form 8-K dated December 23, 2008.

10.21 Form of executive letter agreement, related to the Capital Purchase Program compensation standards – between Fulton Financial Corporation and Senior Executive Officers or Most Highly Compensated Employees – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated December 24, 2009.

10.22 Fulton Financial Corporation Variable Compensation Plan Summary Description – Incorporated by reference to Exhibit 99.1 of the Fulton Financial Corporation Current Report on Form 8-K dated March 18, 2011.

10.23 Fulton Financial Corporation Directors' Equity Participation Plan – Incorporated by reference to Exhibit A to Fulton Financial Corporation's definitive proxy statement, March 24, 2011.

10.24 Form of Restricted Stock Agreement between Fulton Financial Corporation and Directors of the Corporation as of July 1, 2011 – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Quarterly Report on Form 10-Q dated August 8, 2011.

21 Subsidiaries of the Registrant.

23 Consent of Independent Registered Public Accounting Firm.

31.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101 Interactive data file containing the following financial statements formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheets at December 31, 2011 and December 31, 2010; (ii) the Consolidated Statements of Income for the years ended December 31, 2011, 2010 and 2009; (iii) the Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss) for the years ended December 31, 2011, 2010 and 2009; (iv) the Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009; and, (iv) the Notes to Consolidated Financial Statements. As provided in Rule 406T of Regulation S-T, this interactive data file shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, and shall not be deemed "filed" or part of any registration statement or prospectus for purposes of Section 11 or 12 under the Securities Act of 1933, or otherwise subject to liability under those sections.

Exhibit 21 - Subsidiaries of the Registrant

The following are the subsidiaries of Fulton Financial Corporation:

Subsidiary	State of Incorporation or Organization	Name Under Which Business is Conducted
Fulton Bank, N.A. One Penn Square P.O. Box 4887 Lancaster, Pennsylvania 17604	United States of America	Fulton Bank
Swineford National Bank 1255 North Susquehanna Trail P.O. Box 241 Hummels Wharf, Pennsylvania 17831	United States of America	Swineford National Bank
Lafayette Ambassador Bank P.O. Box 25091 Lehigh Valley, Pennsylvania 18002	Pennsylvania	Lafayette Ambassador Bank
Fulton Financial Realty Company One Penn Square P.O. Box 4887 Lancaster, Pennsylvania 17604	Pennsylvania	Fulton Financial Realty Company
Fulton Reinsurance Company, LTD One Beatrice Butterfield Building Butterfield Square, Providenciales Turks & Caicos Islands, BWI	Turks & Caicos Islands	Fulton Reinsurance Company, LTD
FNB Bank, N.A. 354 Mill Street P.O. Box 279 Danville, Pennsylvania 17821	United States of America	FNB Bank, N.A.
Central Pennsylvania Financial Corp. 100 W. Independence Street Shamokin, PA 17872	Pennsylvania	Central Pennsylvania Financial Corp.
Fulton Bank of New Jersey 533 Fellowship Road Mt. Laurel, NJ 08054	New Jersey	The Bank
FFC Management, Inc. P.O. Box 609 Georgetown, DE 19947	Delaware	FFC Management, Inc.

Exhibit 21 - Subsidiaries of the Registrant (Continued)

Subsidiary	State of Incorporation or Organization	Name Under Which Business is Conducted
Fulton Insurance Services Group, Inc. One Penn Square P.O. Box 7989 Lancaster, Pennsylvania 17604	Pennsylvania	Fulton Insurance Services Group, Inc.
FFC Penn Square, Inc. P.O. Box 609 Georgetown, DE 19947	Delaware	FFC Penn Square, Inc.
Virginia Financial Services, LLC One Commercial Place #2000 Norfolk, VA	Virginia	Virginia Financial Services, LLC
SVB Bald Eagle Statutory Trust I Hartford, CT	Connecticut	SVB Bald Eagle Statutory Trust I
The Columbia Bank 7168 Gateway Drive Columbia, MD 21046	Maryland	The Columbia Bank

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Fulton Financial Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-05481, No. 333-44788, No. 333-81377, No. 333-64744, No. 333-76600, No. 333-76596, No. 333-76594, No. 333-107625, No. 333-114206, No. 333-116625, No. 333-121896, No. 333-126281, No. 333-131706, No. 333-135839, No. 333-145542, No. 333-168237 and No. 333-175065) on Forms S-8 and on the registration statement (No. 333-37835, No. 333-61268, No. 333-123532, No. 333-130718, No. 333-156339 and No. 333-156396) on Forms S-3 of Fulton Financial Corporation of our report dated February 29, 2012, with respect to the consolidated balance sheets of Fulton Financial Corporation and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, which report appears in the December 31, 2011 annual report on Form 10-K of Fulton Financial Corporation.

Our report dated February 29, 2012, on the consolidated balance sheets of Fulton Financial Corporation as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, refers to the Corporation's change in its method of accounting for other-than-temporary impairment for debt securities in 2009, due to the adoption of FASB Staff Position No. 115-2 and 124-2, "*Recognition and Presentation of Other-than-Temporary Impairments*", which was codified as FASB ASC Subtopic 320-10.

/s/ KPMG LLP

Philadelphia, Pennsylvania
February 29, 2012

Exhibit 31.1 – Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, R. Scott Smith, Jr. certify that:

1. I have reviewed this annual report on Form 10-K of Fulton Financial Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 29, 2012

/s/ R. Scott Smith, Jr.

R. Scott Smith, Jr.
Chairman and Chief Executive Officer

Exhibit 31.2 – Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Charles J. Nugent, certify that:

1. I have reviewed this annual report on Form 10-K of Fulton Financial Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 29, 2012

/s/ Charles J. Nugent

Charles J. Nugent
Senior Executive Vice President and Chief Financial Officer

Exhibit 32.1 – Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, R. Scott Smith, Jr., Chief Executive Officer of Fulton Financial Corporation, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, certify that:

The Form 10-K of Fulton Financial Corporation, containing the consolidated financial statements for the year ended December 31, 2011, fully complies with the requirements of Sections 13(a) or 15(d) of the Securities Exchange Act of 1934. The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Fulton Financial Corporation.

Dated: February 29, 2012

/s/ R. Scott Smith, Jr.

R. Scott Smith, Jr.
Chairman and Chief Executive Officer

Exhibit 32.2 – Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Charles J. Nugent, Chief Financial Officer of Fulton Financial Corporation, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, certify that:

The Form 10-K of Fulton Financial Corporation, containing the consolidated financial statements for the year ended December 31, 2011, fully complies with the requirements of Sections 13(a) or 15(d) of the Securities Exchange Act of 1934. The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Fulton Financial Corporation.

Dated: February 29, 2012

/s/ Charles J. Nugent

Charles J. Nugent
Senior Executive Vice President and Chief Financial Officer

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INVESTOR INFORMATION

Investor Information

Stock Listing

Common shares of Fulton Financial Corporation are traded under the symbol "FULT" and are listed in the NASDAQ Global Select Market.

Cash Dividends

The Fulton Financial Corporation Board of Directors decides whether to declare a quarterly cash dividend in the third month of each quarter (i.e., March, June, September and December).

Dividend Reinvestment Plan and Direct Deposit of Cash Dividends

Fulton Financial Corporation offers its shareholders the convenience of a Dividend Reinvestment and Stock Purchase Plan and direct deposit of cash dividends.

Holders of stock may have their quarterly dividends automatically reinvested in additional shares of the Corporation's common stock by utilizing the Dividend Reinvestment Plan.

Shareholders participating in the Plan may also make voluntary cash contributions not to exceed $5,000 per month.

In addition, shareholders have the option of having their cash dividends sent directly to their financial institution for deposit into their checking or savings account.

Shareholders may receive information on either the Dividend Reinvestment Plan and Stock Purchase Plan, including a plan prospectus, or direct deposit of cash dividends by writing to:

Stock Transfer Department
Fulton Financial Advisors
P.O. Box 3215
Lancaster, PA 17604-3215
or by calling: 717-291-2546 or toll-free:
1-800-626-0255.

Go Green!

Would you like to help your company manage expenses? Vote your shares online or by phone as outlined on the voter instruction form enclosed in this proxy packet.

Would you like to receive your proxy materials sooner? Sign to receive your materials electronically when you vote your shares online at www.proxyvote.com

Investor Information and Documents

A copy of the Corporation's Annual Report, Form 10-K, Proxy Statement and other documents filed with the Securities and Exchange Commision can be viewed on the Corporation's website at *www.fult.com.* In addition, copies of the Form 10-K and Proxy Statement may be obtained without charge to shareholders by writing to:

Corporate Secretary
Fulton Financial Corporation
P.O. Box 4887
Lancaster, PA 17604-4887

News, stock information, an events calendar, Corporate presentations and other information can be found on the Corporation's website at *www.fult.com.*

The Annual Meeting of Shareholders of Fulton Financial Corporation will be held on Monday, April 30, 2012 at 10:00 a.m. at the Lancaster Marriott at Penn Square in downtown Lancaster, PA.

To make a reservation, please return the Annual Meeting Response Card you received with your proxy statement. Your reservation will help ensure that we have adequate seating for all shareholders who plan to join us that day.

SENIOR MANAGEMENT, DIRECTORS & ADVISORY BOARD MEMBERS

Fulton Financial Corporation Senior Management

R. Scott Smith, Jr.,
Chairman and Chief Executive Officer

E. Philip Wenger,
President and Chief Operating Officer

Charles J. Nugent,
Senior Executive Vice President/ Chief Financial Officer

James E. Shreiner,
Senior Executive Vice President/ Administrative Services

Craig H. Hill,
Senior Executive Vice President/ Human Resources

Craig A. Roda,
Senior Executive Vice President/ Community Banking

Fulton Financial Corporation Board of Directors

Jeffrey G. Albertson, Esq.
Joe N. Ballard, LTG, US Army (Ret.)
John M. Bond, Jr.
Craig A. Dally
Patrick J. Freer
Rufus A. Fulton, Jr.
George W. Hodges
Willem Kooyker
Donald W. Lesher, Jr.
Albert Morrison III
R. Scott Smith, Jr.
Gary A. Stewart
E. Philip Wenger

Subsidiary Bank Boards of Directors

Fulton Bank, N.A.

Richard J. Ashby, Jr.
Larry D. Bashore
Carlos E. Graupera
Ronald T. Moore
Curtis J. Myers
George A. Parmer
A. Richard Pugh
Craig A. Roda
Ivy E. Silver
Elizabeth Addington Twohy
Ernest J. Waters

Fulton Bank, N.A Divisional Boards

Brandywine Division

Kenneth M. Goddu, *Chairman*
Robert F. Adams, Esq.
Denise L. Day
Dallas Krapf
James D. McLeod, Jr.
Michael J. O'Rourke

Capital Division

Robert S. Jones, *Chairman*
James C. Byerly
Samuel T. Cooper III, Esq.
Charles J.DeHart III, Esq.
Steven S. Etter
Dolores Liptak
Barry E. Musser, C.P.A.
Beth A. Peiffer
Steven C. Wilds

Delaware National Division

P. Randolph Taylor, *Chairman*
Dale R. Dukes
Jeffrey M. Fried
Amy A. Higgins
Greg N. Johnson
Terry A. Megee
Ralph W. Simpers
David T. Wilgus

Drovers Division

Joseph E. Rilatt, *Chairman*
Vernon L. Bracey
Robert S. Freed
Jevon L. Holland
William S. Shipley III
Gary A. Stewart, Jr.
Delaine A. Toerper
Christine R. Wardrop
Constance L. Wolf

Great Valley Division

Jeffrey R. Rush, *Chairman*
Eric G. Burkey
Marcelino Colon
Michael D. Fromm
Kathryn G. Goodman
William G. Koch, Sr., C.P.A.
Chris G. Kraras

Lebanon Valley Division

Barry E. Ansel, *Chairman*
Donald H. Dreibelbis
Randall I. Ebersole
Robert J. Funk
Robert P. Hoffman
Wendie DiMatteo Holsinger
Robert J. Longo
Albert B. Murry
M. Randolph Tice

Premier Division

Joseph R. Feilmeier, *Chairman*
Barry R. Angely
Anthony D. Cino
Rosemary Espanol
Richard Gastineau
Pamela Northrop
Robert Walton

Southern Division Central Virginia

Oliver Way, *Chairman*
Robert H. Keiter, C.P.A.
George Keith Martin
Jacques J. Moore, Jr.
Lloyd M. Poe
Robert E. Porter, Jr.

Southern Division Hampton Roads Virginia

T. A. Grell, Jr., *Chairman*
Joanna Brumsey, C.P.A.
Thomas E. Fraim, Jr.
T. Richard Litton
Timothy J. Stiffler
Joseph D. Taylor

Southern Division Northern Virginia

Michael Paulson, *Chairman*
Thomas Crutchfield, C.P.A.
Ambrish K. Gupta, M.D.
Manuel Ojeda
Mark Wolfe

State College
John A. Rodgers, *Chairman*
Allan Darr
Elizabeth A. Dupuis
Todd A. Erdley
Jeffrey M. Krauss

Fulton Bank, N.A. Advisory Boards

Central
Ronald L. Miller, C.P.A.
Irel D. Buckwalter
Wilbur G. Rohrer
Paul W. Stauffer

East
Galen Eby
R. Douglas Good, Esq.
Richard M. Hurst
Aldus R. King
John D. Yoder

Lancaster City
Clarence E. Darcus
Ron Ford
Jessica H. May

North
Gerald L. Harding
Dean A. Hoover
Louis G. Hurst
Kent M. Martin
Michael L.Weinhold, C.P.A.

Northwest
P. Larry Groff, Sr.
Peter J. Hondru
Kenneth L. Kreider
Robert W. Obetz, Jr.
David W. Sweigart III
J. David Young, Jr., Esq.
Dennis M. Zubler

South
Frank M. Abel, V.M.D.
John E. Chase
James W. Hostetter, Sr., C.P.A.
Dwight E. Wagner

West
William Haynes
Tony Legenstine
Lynette Trout

Agricultural Advisory Board
Harry H. Bachman
Robert Barley
Phoebe R. Bitler
Dennis L. Grumbine
William Hostetter
Amos M. Hursh
Aldus R. King
Jay H. Kopp
Rodney L. Metzler
William D. Robinson
Scott I. Sechler
Kyle Wagner

Swineford National Bank
Arthur F. Bowen
Thomas C. Clark, Esq.
Michael N. O'Keefe
William D. Robinson
Michael R. Wimer
Gene D. Zartman

Lafayette Ambassador Bank
Gary A. Clewell
Craig A. Dally
L. Anderson Daub
Rocco A. Del Vecchio
Sara (Sally) Jane Gammon
Thomas J. Maloney, Esq.
Alan B. McFall, Esq.
Jamie P. Musselman
Gerald A. Nau
Edith Ritter
John J. Simon

FNB Bank, N.A.
Robert O. Booth
Bryan L. Holmes
James D. Hawkins
Gerald A. Nau
Wendy S. Tripoli
Joanne E. Wade

Fulton Bank of New Jersey
Joseph F. Adams, C.P.A.
Jeffrey G. Albertson, Esq.
Norman S. Baron
Blanquita Bonifacio
Dennis N. DeSimone
Lawrence M. DiVietro, Jr.
Sandra J. Gubbine
John K. Kitchen
Warner A. Knobe
Joel A. Kobert
Ross Levitsky, Esq.
Stephen R. Miller
Denis H. O'Rourke
Paul Pinizzotto
Anthony J. Santye, Jr.
Leslie E. Smith, Jr.
Angela M. Snyder
Mark F. Strauss, Esq.
Daniel G. Timms, D.D.S.
Paul J. Tully
Norman Worth

Fulton Bank of New Jersey Divisional Board

First Washington Division
James R. Johnson, Jr.
Timothy J. Losch
Leonard Smith
Angela M. Snyder

The Columbia Bank
Joe N. Ballard, LTG, US Army (Ret.)
John M. Bond, Jr.
Robert R. Bowie, Jr.
Garnett Y. Clark, Jr.
James R. Moxley III
John A. Scaldara, Jr.
Gregory Snook
David K. Williams, Jr.
Elizabeth M. Wright

The Columbia Bank Divisional Boards

Hagerstown Trust Division
Paul N. Crampton, Jr.
Louis J. Giustini
Donald R. Harsh, Jr.
Doris E. Lehman
Paul C. Mellott, Jr.
John A. Scaldara, Jr.
Gregory Snook
Michael S. Zampelli

Peoples Bank of Elkton Division
Harry C. Brown
Donald S. Hicks
Robert O. Palsgrove
John A. Scaldara, Jr.
Nancy R. Simpers
David K. Williams, Jr.

Banking Subsidiaries:
Fulton Bank, N.A.
Fulton Bank of New Jersey
Swineford National Bank
Lafayette Ambassador Bank
FNB Bank, N.A.
The Columbia Bank

Residential mortgage lending offered through:
Fulton Mortgage Company

Investment management and planning services offered through:
Fulton Financial Advisors &
Clermont Wealth Strategies